UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

2005

JUNE

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

	Main Indicators (%)

Indicators	2004			2005			12 months

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half	Accumulated

CDI	3.76	3.67	7.56	4.18	4.56	8.92	17.64
IBOVESPA	(0.42)	(4.49)	(4.89)	1.58	(5.86)	(4.38)	18.45
USD – Commercial Rate	0.67	6.84	7.56	0.43	(11.84)	(11.45)	(24.37)
IGP-M	2.72	3.95	6.78	1.55	0.20	1.75	7.12
IPCA – IBGE	1.85	1.60	3.48	1.79	1.34	3.16	7.27
TJLP	2.41	2.35	4.82	2.35	2.35	4.76	9.75
TR	0.35	0.42	0.77	0.55	0.75	1.31	2.36
Savings Deposits	1.86	1.93	3.83	2.06	2.27	4.38	8.67
Business Days	62	62	124	61	63	124	251

	Closing Amount

Indicators	2004		2005

	March	June	March	June

Commercial U.S. dollar for sale – (R$)	2.9086	3.1075	2.6662	2.3504
Euro – (R$)	3.5829	3.7952	3.4603	2.8459
Argentine Peso – (R$)	1.0173	1.0537	0.9141	0.8147
Country Risk (Points)	557	646	456	411
SELIC – COPOM Base rate (% p.a.)	16.25	16.00	19.25	19.75
Pre- BM&F rate 1 year (% p.a.)	15.24	17.29	19.17	18.22

	Compulsory Deposits Rates (%)					Rates and Limits (%)

Deposits	2004		2005		Items	2004		2005

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.		1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	COFINS (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio Basel (4)	11	11	11	11

(1) Cash deposit – No remuneration.
(2) Cash deposit – SELIC rate.
(3) Restricted Securities. From the amount calculated at 15%, R$ 300 million may be deducted as per Brazilian Central Bank instructions, effective from November 8, 2004.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) The rate applicable to financial and similar companies is 7.60% since February 2004 (non- cumulative COFINS).
(3) Over Reference Equity.
					(4) Reference Equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions, which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in loan operations; increases in the allowance for loan losses; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors

Reaffirming Bradesco’s adherence to best international practices for transparency and corporate governance, we transcribe below the text extracted from the “Risk Factors” section of 20-F Form, the annual report filed with the Securities and Exchange Commission – SEC, describing the risk factors which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions may have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our operations, financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates; interest rate fluctuations, inflation rates; and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future,our revenues and the market price of our stocks and ADSs may be reduced

Brazil has underwent extremely high inflation rates in the past, with annual rates (IGP – DI from Getulio Vargas Foundation) during the last fifteen years reaching as high as 1.158% in 1992, 2.708% in 1993 and 1.093% in 1994. More recently, Brazil’s inflation rates were 26.4% in 2002, 7.7% in 2003 and 12.1% in 2004. Inflation itself and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian marketable securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies,which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last four years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

4) Developments in other emerging markets may adversely affect the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each Country, investors’ reaction to developments in one Country may affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies,and changes in prevailing laws and regulations or the imposition of new ones may negatively affect our operations and results

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, lending limits and other loan restrictions. The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive. The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations, reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) A majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On June 30, 2005 Cidade de Deus – Companhia Comercial de Participações, which we call “Cidade de Deus Participações”, directly held 48.19% of our common stocks and Fundação Bradesco directly and indirectly held 45.42% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

Contents

List of Abbreviations			4

1 – Bradesco – Line by Line			5

Highlights	6	Analysis of the Statement of Income	15
Profitability	8	Comparative Balance Sheet	31
Bradesco’s stocks	10	Equity Analysis	32
Comparative Statement of Income	14

2 – Main Information on Statement of Income			43

Consolidated Statement of Income	44	Allowance for Doubtful Accounts	53
Results by Business Segment	46	Revenues from Services Rendered	54
Change in the Main Items of Statement of Income	46	Administrative and Personnel Expenses	55
Change in Financial Margin Items plus Exchange		Operating Efficiency	56
Adjustment	47	Other Indicators	58
Analysis of the Financial Margin and Average Rates	48

3 – Main Information on Balance Sheet			59

Consolidated Balance Sheet	60	Funding	69
Total Assets by Currency and Maturities	62	Checking Accounts	70
Marketable Securities	62	Savings Accounts	71
Loan Operations	63	Asset Management	72

4 – Operating Companies			75

Grupo Bradesco de Seguros e Previdência	76	Leasing Companies	93
– Insurance Companies	76	Bradesco Consórcios (Consortium Purchase Plans)	95
– Vida e Previdência (Private Pension Plan)	82	Bradesco S.A. – Corretora de Títulos e
– Savings Bonds	86	Valores Mobiliários	99
Banco Finasa	91	Bradesco Securities, Inc.	101

5 – Operational Structure			103

Corporate Organization Chart	104	Risk Management and Compliance	122
Administrative Body	106	– Credit Risks, Operating Risks, Market Risks,
Risk Ratings	107	Internal Controls and Compliance	122
Ranking	108	– Liquidity Risk Management	127
Market Segmentation	109	– Capital Risk Management	127
Retail Bradesco	109	Cards	130
Bradesco Corporate Banking	110	International Area	133
Bradesco Empresas (Middle Market)	111	Capital Market	138
Bradesco Private Banking	111	Tax Payment and Collections	138
Bradesco Prime	112	Bookkeeping of Assets and Qualified
Customer Service Network	112	Custody Services	141
Bradesco Day and Night Customer Service Channels	115	Business Processes	142
Banco Postal	121	Acknowledgments	144
Investments in Infrastructure, Information
Technology and Telecommunications	121

6 – Social Responsibility			145

Human Resources	146	Fundação Bradesco	152
Social-cultural Events	151	Environmental Responsibility	158
Finasa Sports Program	152	Social Report	160

7 – Independent Auditors Report			161

Independent Auditors’ Report on Special Review of Supplementary Accounting Information presented
in the Report on Economic and Financial Analysis and Social Report			162

8 – Financial Statements, Independent Auditors’ Report, and Fiscal Council’ss Report			163

Management Report	164	Notes to the Financial Statements	178
Balance Sheet	170	Board of Directors, Board of Executive
Statement of Income	174	Officers and Disclosure Committee	234
Statement of Changes in Stockholder’s Equity	175	Independent Auditors’ Report	235
Statement of Changes in Financial Position	176	Summary of Audit Committee’s Report	236
Index of Notes to the Financial Statements	177	Fiscal Council’s Report	237

Glossary of Technical Terms			238

Cross Reference Index			241

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Abbreviations

ABC	– Activity-Based Costing	FIPE	– Economic Research Institute Foundation
ABED	– Brazilian Association of Education at a Distance	FIPECAFI	– Accounting, Actuarial and Financial
ABEL	– Brazilian Association of Leasing Companies		Research Institute Foundation
ABEMD	– Brazilian Association of Direct Marketing	FlRN	– Floating Rate Note
ABM	– Activity-Based Management	FxRN	– Fixed Rate Note
ABRASCO	– Brazilian Association of Post-Graduate Studies in	GARP	– Global Association of Risk Professionals
	Collective Health	GDAD	– Management of Performance and
ABRH	– Brazilian Association of Human Resources		Support to Decisions
ACM	– Automated Consulting and Contract Machine	IBA	– Brazilian Actuarial Institute
ADR	– American Depositary Receipt	IBMEC	– Brazilian Capital Market Institute
ADS	– American Depositary Share	IBNR	– Claims Incurred But Not Reported
ADVB	– Association of Sales and Marketing Managers of	IBOVESPA	– São Paulo Stock Exchange Index
	Brazil	IFC	– International Finance Corporation
ANAPP	– National Association of Private Pension	IGP-DI	– General Price Index – Internal Availability
	Plan Companies	IGP-M	– General Price Index – Market
ANBID	– National Association of Investment Banks	IPCA	– Extended Consumer Price Index
ANS	– National Agency for Supplementary Healthcare	IPVA	– Tax on the Property of Motor Vehicles
AP	– Personal Accident	IR	– Income Tax
ATM	– Automated Teller Machine	ISO	– International Standard Organization
BACEN	– Brazilian Central Bank	ISS	– Tax on Services
BDR	– Brazilian Depositary Receipt	JCP	– Interest on Own Capital
BM&F	– Mercantile and Futures Exchange	LATIBEX	– Latin American Stock Exchange Market in Euros
BNDES	– National Bank for Economic and Social Development		(Spain)
BOVESPA	– São Paulo Stock Exchange	MBA	– Master of Business Administration
CDB	– Bank Deposit Certificate	MP	– Provisional Measure
CDC	– Consumer Sales Financing	NBR	– Registered Brazilian Rule
CDI	– Interbank Deposit Certificate	NYSE	– New York Stock Exchange
CEF	– Federal Savings Bank	OIT	– International Labor Organization
CEID	– State Department for the Integration of Disabled	ON	– Common Stock
People
		PDD	– Allowance for Doubtful Accounts
CETIP	– Clearing House for the Custody and Financial
		PGBL	– Unrestricted Benefits Generating Plan
Settlement of Securities
		PIB	– Gross Domestic Product (GDP)
CFC	– Federal Accounting Council
		PIS	– Social Integration Program
CID	– Digital Inclusion Center
		PL	– Stockholders’ Equity
CIPA	– Accident Prevention Internal Committee
		PLR	– Employee Profit Sharing
CMN	– National Monetary Council
		PN	– Preferred Stock
COFINS	– Contribution for Social Security Financing
		PTRB	– Online Tax Payment
COPOM	– Monetary Policy Committee
		RCF	– Optional Third-Party Liability
COSIF	– Chart of Accounts for National Financial
	System Institutions	RE	– Basic lines (of Insurance Products)
COSO	– Committee of Sponsoring Organizations	ROA	– Return on Assets
CPMF	– Provisory Contribution on Financial Transactions	ROE	– Return on Equity
CRI	– Certificate of Real Estate Receivables	SAP	– Systems Applications and Products
CS	– Social Contribution	SBPE	– Brazilian Savings and Loan System
CVM	– Brazilian Securities Commission	SEBRAE	– Brazilian Micro and Small Business Support Service
DPVAT	– Compulsory Vehicle Insurance	SEC	– U.S. Securities and Exchange Commission
DR	– Depositary Receipt	SELIC	– Special Clearance and Custody System
DTVM	– Securities Dealer	SESI	– National Industry Social Service
DVA	– Value-Added Distribution	SFH	– National Housing System
EPE	– Specific Purpose Entities	SIPAT	– Internal Week of Labor Accident Prevention
ERP	– Enterprise Resource Planning	SPB	– Brazilian Payment System
EXIM	– Export and Import – BNDES Financing Line	SPE	– Specific Purpose Entity
FGV	– Getulio Vargas Foundation	SUSEP	– Superintendence of Private Insurance
FIA	– Management Institute Foundation	TED	– Instant Online Transfer
FIDC	– Credit Right Funds	TJLP	– Long-term Interest Rate
FIE	– Exclusive Investment Fund	TR	– Reference Rate
FINAME	– Fund for Financing the Acquisition of	TVM	– Marketable Securities
	Industrial Machinery and Equipment	VaR	– Value at Risk
FIOCRUZ	– Oswaldo Cruz Foundation	VGBL	– Long-term Life Insurance

1 - Bradesco – Line by Line

Highlights

Earnings – R$ million

	1st Half		Variation	2005		Variation

	2004	2005	%	1st Qtr.	2nd Qtr.	%

Financial Margin	6,411	8,354	30.3	3,999	4,355	8.9
Allowance for Doubtful Accounts	1,075	1,197	11.3	635	562	(11.5)
Revenues from Services Rendered	2,694	3,421	27.0	1,661	1,760	6.0
Insurance, Private Pension Plans and Savings Bonds
Retained Premiums	5,983	5,797	(3.1)	2,796	3,001	7.3
Personnel Expenses	2,411	2,467	2.3	1,221	1,246	2.0
Other Administrative Expenses	2,424	2,432	0.3	1,192	1,240	4.0
Operating Income	1,420	3,730	162.7	1,584	2,146	35.5
Net Income	1,250	2,621	109.7	1,205	1,416	17.5

Balance Sheet – R$ million

	June		Variation	2005		Variation

	2004	2005	%	March	June	%

Total Assets	176,254	194,542	10.4	191,299	194,542	1.7
Marketable Securities	56,212	64,441	14.6	64,842	64,441	(0.6)
Loan Operations	58,402	69,787	19.5	65,979	69,787	5.8
Permanent Assets	5,203	4,561	(12.3)	4,711	4,561	(3.2)
Total Deposits	64,133	71,654	11.7	71,372	71,654	0.4
Borrowings and Onlendings	16,817	14,999	(10.8)	15,634	14,999	(4.1)
Technical Provisions	29,478	36,533	23.9	35,328	36,533	3.4
Stockholders’ Equity	13,650	17,448	27.8	16,538	17,448	5.5

Change in Number of Outstanding Stocks

	Common stock	Preferred stock	Total

Number of Outstanding Stocks on December 31, 2004	238,351,329	236,081,796	474,433,125
Capital increase through subscription	8,791,857	8,708,143	17,500,000
Capital increase through merger (1)	182,504	180,767	363,271
Stocks acquired and not cancelled	(1,225,200)	–	(1,225,200)
Number of Outstanding Stocks on June 30, 2005	246,100,490	244,970,706	491,071,196
(1) Increase ratified by BACEN on 7.18.2005.

Stock Performance (*) – R$

	1st Half		Variation	2005		Variation

	2004	2005	%	1st Qtr.	2nd Qtr.	%

Net Income per Stock	2.63	5.34	103.0	2.45	2.88	17.6
Dividends/JCP per Stock – ON (Net of Income Tax)	1.110	1.530	37.8	0.607	0.923	52.1
Dividends/JCP Per Stock – PN (Net of Income Tax)	1.221	1.683	37.8	0.668	1.015	52.1
Net Book Value (ON and PN)	28.77	35.53	23.5	33.62	35.53	5.7
Last Business Day Average Price – ON	38.45	77.80	102.3	67.15	77.80	15.9
Last Business Day Average Price – PN	47.54	83.37	75.4	77.33	83.37	7.8
Market Value of Stockholders’ Equity (R$ million) (**)	20.391	39,570	94.1	35,523	39,570	11.4
(*)	For comparison purposes, in the 1H04, the amounts were adjusted at 200% due to the stock splitting.
(**)	Number of stocks x average price of last business day for the period.

Cash Generation – R$ million

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Income	609	641	1,250	1,205	1,416	2,621
Equity in the Earnings of Affiliated Companies	–	(122)	(122)	5	(10)	(5)
Allowance for Doubtful Accounts	561	514	1,075	635	562	1,197
Technical Provisions	1,530	1,392	2,922	1,358	1,181	2,539
Allowance/Reversal for Mark-to-market	(4)	–	(4)	7	(38)	(31)
Depreciation and Amortization	123	119	242	116	111	227
Goodwill Amortization	87	226	313	96	88	184
Other	27	(19)	8	30	42	72
Total	2,933	2,751	5,684	3,452	3,352	6,804

Added Value – R$ million

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Added Value (A+B+C)	2,382	2,313	4,695	3,153	3,859	7,012
A – Gross Income from Financial Intermediation	2,769	2,567	5,336	3,364	3,793	7,157
B – Revenues from Services Rendered	1,319	1,375	2,694	1,661	1,760	3,421
C – Other Operating Income/Expenses	(1,706)	(1,629)	(3,337)	(1,872)	(1,695)	(3,567)
Distribution of Added Value (D+E+F+G)	2,382	2,313	4,695	3,153	3,859	7,012
D – Employees	940	995	1,935	979	990	1,969
E – Government	833	677	1,510	969	1,453	2,422
F – JCP/Dividends to Stockholders (paid and accrued)	326	325	651	366	559	925
G – Reinvestment of Profits	283	316	599	839	857	1,696

Performance Ratios (annualized) – in percentage

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on Stockholders’ Equity (Total)	19.1	20.1	19.2	32.5	36.6	32.3
Return on Stockholders’ Equity (Average)	19.3	20.5	19.4	34.7	38.1	34.9
Return on Total Assets (Total)	1.5	1.5	1.4	2.5	2.9	2.7
Stockholders’ Equity to Total Assets	8.5	7.7	7.7	8.6	9.0	9.0
Capital Adequacy Ratio (Basel) – Financial Consolidated	18.9	18.1	18.1	17.1	18.2	18.2
Capital Adequacy Ratio (Basel) – Total Consolidated	16.4	15.7	15.7	15.0	15.8	15.8
Permanent Assets to Stockholders' Equity –
Financial Consolidated	43.8	41.4	41.4	43.8	41.4	41.4
Permanent Assets to Stockholders' Equity – Total Consolidated	28.0	26.1	26.1	21.1	19.1	19.1
Efficiency Ratio (12 months accumulated)	59.0	60.1	60.1	52.7	48.1	48.1

Other Information

	2005		Variation	June		Variation

	March	June	%	2004	2005	%

Assets under Management – R$ million	276,767	283,269	2.3	247,496	283,269	14.5
Number of Employees	72,619	72,862	0.3	74,784	72,862	(2.6)
Number of Branches	2,959	2,913	(1.6)	3,054	2,913	(4.6)
Checking Account Holders – Million	16.1	16.4	1.9	15.4	16.4	6.5
Debit and Credit Card Base – Million	46.9	48.5	3.4	43.5	48.5	11.5

Profitability

Bradesco’s net income reached R$ 2,621 million in 1H05, which corresponds to a 109.7% growth when compared to same period of previous year. The stockholders’ equity of Bradesco amounted to R$ 17,448 million on June 30, 2005, equivalent to a 27.8% increase when compared to balance of 2004. As a result, the annualized return on stockholders’ equity (ROE) reached 32.3% . Consolidated total assets reached R$ 194,542 million at the end of June 2005, up 10.4% when compared to the balances for same date of previous year. The annualized return on total assets (ROA) in the first six months of 2005 was 2.7% . Earnings per stock reached R$ 5.34.

In 2Q05, net income was R$ 1,416 million, which represents an increase of R$ 211 million, or 17.5%, when compared to 1Q05 figures. The annualized return on stockholders’ equity (ROE) reached 36.6% in the quarter and return on total assets (ROA) was 2.9% .

The 2Q05 was marked by a good performance of revenues composing the Financial Margin, mainly due to better results in the interest line, which reached the amount of R$ 3,580 million, representing a growth of R$ 300 million, compared to the previous quarter, basically as a result of the expansion in business volumes, which is directly connected with the sustained maintenance of the economic activity. The non-interest line, in turn, reached the amount of R$ 775 million, an increase of R$ 56 million, principally due to: (i) R$ 400 million, part of income from derivatives used for hedge effects of investments abroad, that simply annulled the tax effect (Income Tax/Social Contribution and PIS/COFINS) in net income of this hedge strategy; offset by: (ii) lower TVM and treasury gains of R$ 17 million in 2Q05; and (iii) the positive result verified in the partial sale of our stake in Belgo-Mineira, in the amount of R$ 327 million in 1Q05. Also deserves highlight the evolution of Revenues from Services Rendered, up 6.0% when compared to 1Q05, in which revenues from loan operations and income on cards stood out.

Another important contribution in 2Q05 was a R$ 312 million raise in the Operating Income on Insurance, Private Pension Plan and Savings Bonds, mainly due to the recording in 1Q05 of extraordinary allowance in the Individual Health portfolio, in the amount of R$ 324 million to set out the leveling of premiums for those insured above 60 years of age and for fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

The current environment of improvement in loan portfolio, associated with our ongoing selectiveness in the loan granting policy, resulted in an improved portfolio of risk ratings, with AA-to-C rated credits totaling 92.6% of the total portfolio, against 92.5% in 1Q05. This performance, connected with the evolution observed in loan portfolio’s volume, resulted in the record of Allowance for Doubtful Accounts in the amount of R$ 562 million in 2Q05, with Allowance for Doubtful Accounts reaching the level of R$ 4,450 million on June 30, 2005.

Operating Efficiency Ratio in the 12-month period comprised between July 1, 2004 until June 30, 2005 was of 48.1%, improving by 4.6 percentage points when compared to the 12-month period ended on March 31,2005, principally as a result of the combination of strict expense control with the revenue growth in this period.

As a result of all these efforts, the Expanded Coverage Ratio [(revenues from services rendered/(personnel expenses + administrative expenses)] increased from 68.8% in 1Q05 to 70.8% in 2Q05.

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					2005

	2000	2001	2002	2003	2004	March	June

Common	211,868	219,180	215,803	239,509	238,351	246,902	246,100
Preferred	205,743	212,984	212,561	236,082	236,082	244,971	244,971
Subtotal – Outstanding Stocks	417,611	432,164	428,364	475,591	474,433	491,873	491,071
Treasury Stocks	2,334	1,467	2,939	172	–	423	1,225
Total	419,945	433,631	431,303	475,763	474,433	492,296	492,296
(*) For comparison purposes, the stocks quantities were adjusted at 200% due to the stock splitting. Referring to years prior to 2003, the stocks were divided by 10,000 in view of their reverse split.

On June 30, 2005, Bradesco’s capital stock was of R$ 10.0 billion, composed of 492,296,396 stocks, of which 247,325,690 are common and 244,970,706 are preferred, nonpar and book-entry stocks. The largest stockholder is the holding company, Cidade de Deus Participações, which directly holds 48.19% of our voting capitaland 24.26% of our total capital. Cidade de Deus Participações, in its turn, is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações. Elo Participações has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 104).

Quantity of Stockholders – Resident in the Country and Abroad

	December					2005

	2000	2001	2002	2003	2004	March	June

Individual	2,186,535	2,170,158	2,153,800	2,158,808	1,254,044	1,250,776	1,247,455
Corporate	182,205	181,007	179,609	180,559	116,894	116,703	116,549
Subtotal Residents in the Country	2,368,740	2,351,165	2,333,409	2,339,367	1,370,938	1,367,479	1,364,004
Residents abroad	598	565	373	465	3,780	3,726	3,696
Total	2,369,338	2,351,730	2,333,782	2,339,832	1,374,718	1,371,205	1,367,700

Referring to Bradesco’s local and foreign stockholders’ base on June 30,2005, we observe that 1,364,004 were domiciled in Brazil, accounting on 99.7% of total stockholders’ base and holding 71.58% of the Bank’s outstanding shares, while 3,696 lived abroad, representing 0.3% of total stockholders’ base and holding 28.42% of the Bank’s outstanding shares.

Market Capitalization – R$ million

Market Capitalization/Stockholders’ Equity

Market value/Stockholders’ Equity: indicates the number of times the Bank’s market value is higher than its book value of stockholders’ equity.
Formula used: quantity of common and preferred stocks multiplied by its respective average price of the last business day of the period. The amount is divided by book value of stockholders’ equity of the period.

Dividend Yield – in percentage (12 months accumulated)

Dividend Yield: is the ratio of the stock price and the net dividend distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing.
Formula used: amount received by stockholder as dividend and/or interest on own capital (net of withholding tax) over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.

Payout Index – in percentage

Payout Index: indicates the percentage of income paid as dividends/interest on own capital (net of withholding tax).
Formula used: amount received by stockholders as dividends and/or interest on own capital (net of withholding tax), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa

Net Income per Stock – R$ (12 months accumulated) (*)

(*) For comparison purposes, the stocks quantities were adjusted at 200% due to stock splitting. For years prior to 2003, stocks were divided by 10,000 due to their reverse split.

Bradesco PN (BBDC4) x Ibovespa – Appreciation Index – in percentage

Stock Performance

Bradesco’s preferred stocks had a 31.2% appreciation in the 1H05 if we consider the closing price of the last business day of the period, while Ibovespa decreased 4.4% . This good performance is believed to be due to the combination of positive factors that influenced the sector during the period, such as the maintenance of Selic interest rate at high levels, the expansion of individuals’ loan portfolio and the control of default levels.

Furthermore, the change in the profitability level and the market perception that such results are sustainable caused a positive impact on the stocks, as a result of the efforts to control costs and expand the revenue base.

Comparative Statement of Income – R$ million

	1st Half		Variation	2005		Variation

	2004	2005	%	1st Qtr.	2nd Qtr.	%

Revenues from Financial Intermediation	14,476	15,228	5.2	8,109	7,119	(12.2)
Loan Operations	6,759	7,188	6.3	3,709	3,479	(6.2)
Leasing Operations	142	182	28.2	87	95	9.2
Securities Transactions	3,801	1,958	(48.5)	1,655	303	(81.7)
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	2,426	3,234	33.3	1,769	1,465	(17.2)
Derivative Financial Instruments	127	1,696	1,235.4	365	1,331	264.7
Foreign Exchange Transactions	663	231	(65.2)	172	59	(65.7)
Compulsory Deposits	558	739	32.4	352	387	9.9
Expenses From Financial Intermediation
(not including PDD)	8,065	6,874	(14.8)	4,110	2,764	(32.7)
Funds Obtained in the Open Market	5,484	4,674	(14.8)	2,810	1,864	(33.7)
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Savings Bonds	1,351	1,841	36.3	939	902	(3.9)
Borrowings and Onlendings	1,221	353	(71.1)	358	(5)	–
Leasing Operations	9	6	(33.3)	3	3	–
Financial Margin	6,411	8,354	30.3	3,999	4,355	8.9
Allowance for Doubtful Accounts	(1,075)	(1,197)	11.3	(635)	(562)	(11.5)
Gross Income from Financial Intermediation	5,336	7,157	34.1	3,364	3,793	12.8
Other Operating Income (Expense)	(3,916)	(3,427)	(12.5)	(1,780)	(1,647)	(7.5)
Revenues from Services Rendered	2,694	3,421	27.0	1,661	1,760	6.0
Operating Income from Insurance, Private
Pension Plans and Savings Bonds	(261)	(116)	(55.6)	(214)	98	–
(+) Net Premiums Written	6,918	7,427	7.4	3,616	3,811	5.4
(-) Reinsurance Premiums and Redeemed Premiums	(935)	(1,630)	74.3	(820)	(810)	(1.2)
(=) Retained Premiums from Insurance, Private
Pension Plans and Savings Bonds	5,983	5,797	(3.1)	2,796	3,001	7.3
Retained Premiums from Insurance	2,989	3,610	20.8	1,786	1,824	2.1
Private Pension Plans Contributions	2,292	1,546	(32.5)	726	820	12.9
Income on Savings Bonds	702	641	(8.7)	284	357	25.7
Variation in Technical Provisions for Insurance,
Pension Plans and Savings Bonds	(1,571)	(698)	(55.6)	(418)	(280)	(33.0)
Variation in Technical Provisions for Insurance	(48)	(516)	975.0	(392)	(124)	(68.4)
Variation in Technical Provisions for Pension Plans	(1,467)	(189)	(87.1)	(11)	(178)	1,518.2
Variation in Technical Provisions for Savings Bonds	(56)	7	–	(15)	22	–
Retained Claims	(2,514)	(2,829)	12.5	(1,372)	(1,457)	6.2
Savings Bonds Draws and Redemptions	(619)	(560)	(9.5)	(246)	(314)	27.6
Insurance and Private Pension Plans Selling
Expenses	(417)	(453)	8.6	(229)	(224)	(2.2)
Insurance Products Selling Expenses	(343)	(370)	7.9	(183)	(187)	2.2
Pension Plans and Savings Bonds Selling Expenses	(74)	(83)	12.2	(46)	(37)	(19.6)
Expenses with Pension Plans Benefits and
Redemptions	(1,123)	(1,373)	22.3	(745)	(628)	(15.7)
Personnel Expenses	(2,411)	(2,467)	2.3	(1,221)	(1,246)	2.0
Other Administrative Expenses	(2,424)	(2,432)	0.3	(1,192)	(1,240)	4.0
Tax Expenses	(679)	(902)	32.8	(405)	(497)	22.7
Equity in the Earnings of Affiliated Companies	122	5	(95.9)	(5)	10	–
Other Operating Income	537	559	4.1	300	259	(13.7)
Other Operating Expenses	(1,494)	(1,495)	0.1	(704)	(791)	12.4
Operating Income	1,420	3,730	162.7	1,584	2,146	35.5
Non-Operating Income	(213)	(27)	(87.3)	(6)	(21)	250.0
Income Before Taxes on Profit and Ownership	1,207	3,703	206.8	1,578	2,125	34.7
Income Tax and Social Contribution	46	(1,081)	–	(373)	(708)	89.8
Minority Interest in Subsidiaries	(3)	(1)	(66.7)	–	(1)	–
Net Income	1,250	2,621	109.7	1,205	1,416	17.5
Return on Stockholders’ Equity Annualized (%)	19.2	32.3		32.5	36.6

Analysis of the Statement of Income – R$ million

Income from Loan and Leasing Operations

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
6,892	7,364	6.8	3,793	3,571	(5.9)

Income was up mostly as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$ 69,787 in June/05 against R$ 58,402 in June/04, particularly in the individual customer portfolio, up by 50.6%, highlighting Personal Loan and Auto products, spreads of which are higher. The corporate portfolio climbed 5.8%, highlighting Working Capital and Overdraft-Secured Account products; which was partially offset by: (ii) exchange loss variation of 11.5% in 1H05, against an exchange gain variation of 7.6% in 1H04, affecting foreign currency indexed and/or denominated operations, which account for 9.0% of total Loan and Leasing Operations (excluding Advances on Foreign Exchange Contracts).

Decreased revenues were mainly due to: (i)exchange loss variation of 11.8% in 2Q05, against exchange gain variation of 0.4% in 1Q05, affecting foreign currency indexed and/or denominated operations, comprising 9.0% of total Loan and Leasing Operations; which was partially offset by: (ii) increase in the volume of loan portfolio, reaching the amount of R$ 69,787 in June/05, against R$ 65,979 in March/05, pointing out the individuals portfolio, with a 13.1% growth, worth mentioning Personal Loan and Auto products, spreads of which are higher, while in the corporate portfolio, the increase was 1.6%, pointing out the Working Capital and Overdraft-Secured Account products.

Income from Marketable Securities (TVM) and Derivative Financial Instruments

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
3,928	3,654	(7.0)	2,020	1,634	(19.1)

The variation in income is mainly due to: (i) exchange loss variation of 11.5% in 1H05, against an exchange gain variation of 7.6% in 1H04, impacting on foreign currency indexed and/or denominated operations, which account for 12.3% of the portfolio, offset by: (ii) higher non-interest income gains R$ 662, composed of: a) TVM and treasury operations R$ 244; b) part of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annulled the tax effect of such hedge strategy in the period R$ 418; (iii) higher average interest rates, observing the 8.9% CDI variation in 1H05, compared to 7.6% in 1H04; and (iv) increased average volume of TVM portfolio, with government bonds standing out.

The variation in income is mainly due to: (i) exchange loss variation of 11.8% in 2Q05, against exchange gain variation of 0.4% in 1Q05, impacting on foreign currency indexed and/or denominated operations, comprising 12.3% of the portfolio, partially offset by: (ii) higher average interest rates, observing the 4.6% CDI variation in 2Q05, compared to 4.2% in 1Q05; and (iii) higher non-interest income on of R$ 342, composed of: a) part of income from derivates used for hedge effects of investments abroad, which, in terms of net income simply annulled the tax effect of such hedge strategy in the quarter R$ 400; and offset by: b) lower results with TVM and treasury operations R$ 58.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
2,426	3,234	33.3	1,769	1,465	(17.2)

The variation was due to: (i) the increase in the average volume of the securities portfolio, mainly comprising federal government bonds, which are linked to Technical Provisions, especially to PGBL and VGBL products; (ii) higher average interest rates in line with the variation in CDI of 8.9% for 1H05, as compared to 7.6% for 1H04; (iii) the increase in non-interest income of R$ 475 in 1H05 against R$ 114 in 1H04, as a result of increased TVM gains, in which we point out the positive result of R$ 327 recorded with the partial sale of our stake in Belgo-Mineira’s capital stock, partially offset by: (iv) lower variation in the IGP-M index, of 1.8% in 1H05 against 6.8% in 1H04.

The variation for the quarter was substantially due to: (i) “non-interest” income of R$ 67 in 2Q05, against R$ 408 in 1Q05, as a result of lower TVM gains, where we point out the positive result observed in the partial sale of our stake in Belgo-Mineira of R$ 327 in 1Q05; (ii) lower variation of IGP-M, 0.2% in 2Q05 against 1.5% in 1Q05; partially mitigated by: (iii) increased average interest rates, observing the CDI 4.6% variation in 2Q05 against 4.2% in 1Q05.

Foreign Exchange Transactions

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
663	231	(65.2)	172	59	(65.7)

This item should be analyzed deducted from expenses with foreign funding, used for import/export financing, in accordance with Note 13a. After the deductions, the result would be of R$ 97 in 1H04 and of R$ 112 in 1H05, mainly influenced by the increased average volume of the foreign exchange portfolio in the period.

This item should be analyzed deducted from expenses with foreign funding, used for import/export financing, in accordance with Note 13a. After the deductions, the result would be of R$ 56 in 1Q05 and of R$ 56 in 2Q05, i.e., steady in the quarter.

Compulsory Deposits

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
558	739	32.4	352	387	9.9

The variation mainly reflects the increases in: (i) average volume of deposits in the period; (ii) the SELIC rate, used to remunerate the additional compulsory deposit, from 7.6% for 1H04 to 8.9% for 1H05; and (iii) the Reference Rate – TR, which composes the remuneration of compulsory deposits over savings deposits, from 0.8% in 1H04 to 1.3% in 1H05.

The variation in the quarter was mainly due to the increases in: (i) the SELIC rate, used to remunerate the additional compulsory deposit, from 4.2% in 1Q05 to 4.6% in 2Q05; and (ii) the Reference Rate – TR, which composes the remuneration of compulsory deposits over savings deposits, from 0.6% in 1Q05 to 0.8% in 1Q05.

Funding Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
5,484	4,674	(14.8)	2,810	1,864	(33.7)

The variation is mostly due to: (i) exchange loss variation of 11.5% in 1H05, against an exchange gain variation of 7.6% in 1H04, impacting on the foreign currency indexed and/or denominated fundings; partially offset by the increases in: (ii) average interest rates, observing the 8.9% CDI variation in 1H05, against 7.6% in 1H04, mainly impacting on time deposits expenses; (iii) Reference Rate – TR, which composes the remuneration of compulsory deposits over savings deposits, from 0.8% in 1H04 to 1.3% in 1H05; and (iv) average balance of fundings the period.

The reduced expenses in the quarter substantially arise from: (i) an exchange loss variation of 11.8% in 2Q05, against an exchange gain variation of 0.4% in 1Q05, impacting on foreign currency indexed and/or denominated fundings; partially offset by the increases in: (ii) average interest rates, observing the 4.6% CDI variation in 2Q05, against 4.2% in 1Q05, mainly impacting on time deposits expenses; and (iii) Reference Rate – TR, which composes the remuneration of compulsory deposits over savings deposits, from 0.6% in 1Q05 to 0.8% in 2Q05.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
1,351	1,841	36.3	939	902	(3.9)

The increase is mainly due to higher: (i) the average balance of Technical Provisions for Insurance, Private Pension Plans and savings bonds, particularly PGBL and VGBL products; (ii) average interest rates in line with the variation in CDI of 8.9% for 1H05 as compared to 7.6% for 1H04; and partially offset by: (iii) lower variation in the IGP-M, one of the indexes used to remunerate Technical Provisions for Insurance, Private Pension Plans and Savings Bonds, of 1.8% in 1H05 against 6.8% in 1H04.

The variation in the quarter mainly results from: (i) lower IGP-M variation of 0.2% in 2Q05, against 1.5% in 1Q05, one of indexes used to remunerate the Technical Provisions for Insurance, Private Pension and Savings Bonds; and partially offset by: (ii) an increase in average interest rates, observing the 4.6% CDI variation in 2Q05, against 4.2% in 1Q05.

Borrowings and Onlendings Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
1,221	353	(71.1)	358	(5)	–

The decreased expense is mostly due to: (i) exchange loss variation of 11.5% in 1H05, against an exchange gain variation of 7.6% in 1H04, impacting on foreign currency indexed and/or denominated loans and onlendings operations, which account for 45.2% of the Loan and Onlendings Portfolio; and partially offset by: (ii) increased average interest rates, observing the 8.9% CDI variation in 1H05, against 7.6% in 1H04.

The reduction is basically due to: (i) exchange loss variation of 11.8% in 2Q05, against exchange gain variation of 0.4% in 1Q05, impacting on foreign currency indexed and/or denominated loans and onlendings operations, which account for 45.2% of the Loan and Onlendings Portfolio; and partially offset by: (ii) increased average interest rates, observing the 4.6% CDI variation in 2Q05, against 4.2% in 1Q05.

Financial Margin

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
6,411	8,354	30.3	3,999	4,355	8.9

The variation of the period includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1H05 of R$ 327, as well as part of earnings from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuled the tax effect of such hedge strategy in the period R$ 418. Excluding these amounts, the margin variation was R$ 1,198, composed of increases in: (i) interest income operations of R$ 924, mainly due to growth in the business volume and (ii) non-interest income of R$ 274, basically due to higher TVM and treasury gains.

The variation of the period includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1Q05 of R$ 327, as well as part of earnings from derivatives used for hedge effects of investments abroad, which in terms of net income simply annulled the tax effect of such hedge strategy in the quarter R$ 400. Excluding these amounts, the margin variation was R$ 283, composed of: (i) increase in interest income operations of R$ 300, mainly due to growth in business volumes; and (ii) drop in non-interest income of R$ 17.

Allowance for Doubtful Accounts Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(1,075)	(1,197)	11.3	(635)	(562)	(11.5)

The increased expense of R$ 122 includes the preventive formation of PDD over the loans granted to a large utilities concessionaire, in the amount of R$ 166 in 1H05. If this effect is excluded, a R$ 44 reduction in expenses would be observed, even with the 19.5% increase recorded in the loan portfolio. This performance is an effect of the continuous selectivity and improvement of tools/instruments used in the granting, recovery and management of loan portfolio, coupled with the recovery of the Brazilian economy, reflecting in the quality of our loan portfolio. In June/04 and June/05, our portfolio classified between AA and C ratings accounted for 91.3% and 92.6%, respectively, of total portfolio.

Excluding the preventive formation of PDD over the loans granted to a large utilities concessionaire, in 1Q05, in the amount of R$ 166, we verify an increase in expense of R$ 93, which is consistent with the growth of average volume of loan portfolio.

Revenues from Services Rendered

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
2,694	3,421	27.0	1,661	1,760	6.0

The increase in mainly due to a hike in the average volume of operations, combined with an increase in the customer base, fee realignment and improvement in the partnership index (cross-selling), as a result of the segmentation process, pointing out: (i) loan operations R$ 245; (ii) checking account R$ 167; (iii) income on cards R$ 110; (iv) fund management R$ 82; (v) collection R$ 43; and (vi) consortium management R$ 28.

The variation in the quarter is basically due to an increase in revenues from: (i) loan operations R$ 37; (ii) income on cards R$ 14; (iii) collection R$ 13; (iv) tax payment R$ 8; and (v) checking account R$ 8.

Retained Premiums from Insurance, Private Pension Plans and Savings Bonds

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
5,983	5,797	(3.1)	2,796	3,001	7.3

The variation is detailed in the next charts:			The variation is detailed in the next charts:

a) Retained Premiums from Insurance

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
2,989	3,610	20.8	1,786	1,824	2.1

The variation is basically resulted from: (i) increase in health insurance sales, substantially the collective plan R$ 250; (ii) the Auto sales R$ 265, due to the lauching of profile recording and review of fee system; and (iii) the Life insurance sales R$ 74, mainly related to the lauching of products for the lower income classes, pointing out the Vida Segura Bradesco (Bradesco Safe Life), with minimum price of R$ 9.62.
			Retained premiums from insurance remained practically stable in 2Q05 when compared to 1Q05, with slight increase in the Health and Auto segments.

b) Private Pension Plans Contributions

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
2,292	1,546	(32.5)	726	820	12.9

The variation in the period is substantially due to an increase in the amount of VGBL redemptions R$ 673 and a 2.5% drop in the selling of VGBL/PGBL products, influenced by changes in tax laws, which also led to the transfer of redemptions that would occur in 4Q04 to be carried out in 1Q05.
N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

The variation in the quarter was influenced by a growth in the selling of VGBL products R$ 104; offset by higher volume of redemptions of this product in 2Q05 R$ 31.
N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

c) Income on Savings Bonds

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
702	641	(8.7)	284	357	25.7

The variation is mostly due to a decrease in sales volume R$ 34 and re-investment volume R$ 24.			The variation mostly reflects the increment in sales R$ 56, re-investments R$ 13 and new businesses R$ 4.

Variation in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(1,571)	(698)	(55.6)	(418)	(280)	(33.0)

The variation is detailed in the next charts:			The variation is detailed in the next charts:

a) Variation in Technical Reserves for Insurance

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(48)	(516)	975.0	(392)	(124)	(68.4)

Variations in Technical Provisions for insurance are directly related to the production of premiums in their respective effective periods. The most significant variation occurred in the Auto line. In 1H05, an extraordinary reserve in the amount of R$ 324 was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

Variations in Technical Provisions for insurance are directly related to the production of premiums in their respective effective periods. The most significant variation occurred in the Auto line. In 1Q05, an extraordinary reserve in the amount of R$ 324 was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

b) Variation in Technical Provisions for Pension Plans

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(1,467)	(189)	(87.1)	(11)	(178)	1,518.2

The variation in the period reflects a marked increase in the redemption of VBGL/PGBL products, and also the lower sales of these products in 1H05, due to changes in tax laws.			Variations in technical provisions are directly related to new sales, combined with benefits and redemptions. In 1Q05, a great volume of redemptions occurred in view of changes in the tax laws.

c) Variation in Technical Provisions for Savings Bonds

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(56)	7	–	(15)	22	–

The amounts in both periods refer to provisions for contingencies, the needs of which were lower in 1H05.			The amounts in both periods refer to provisions for contingencies, the needs of which were lower in 1H05.

Retained Claims

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(2,514)	(2,829)	12.5	(1,372)	(1,457)	6.2

The variation is mainly due to an increase in claims in the Health insurance line R$ 264.			The variation in the quarter is basically due to an increase in claims in the Life Insurance R$ 64 and Auto lines R$ 33.

Savings Bond Draws and Redemptions

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(619)	(560)	(9.5)	(246)	(314)	27.6

In 1H04, there was a large redemption volume of the lump-sum payment maturing bonds.			The variation in the quarter basically results from the concentration of lump-sum payment bonds, maturing in 2Q05.

Insurance, Private Pension Plans and Savings Bonds Selling Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(417)	(453)	8.6	(229)	(224)	(2.2)

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(343)	(370)	7.9	(183)	(187)	2.2

The increase results, basically, from the growth in Auto insurance sales (launching of profile recording), although the ratio of selling expenses to premiums earned has decreased in 1H05.			Insurance products selling expenses remained steady in 2Q5, when compared to 1Q05.

b) Private Pension Plans and Savings Bonds Selling Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(74)	(83)	12.2	(46)	(37)	(19.6)

The increase in expenses during the period in substantially due to the higher commissions in the sale of savings bonds.			The reduced selling expenses in the quarter are basically due to the lower commission index in the sale of the VGBL product in 2Q05.

Pension Plans Benefits and Redemptions Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(1,123)	(1,373)	22.3	(745)	(628)	(15.7)

The variation was due to the increase in pension plans redemptions and also to the characteristics of PGBL plans, allowing the participant to redeem at any time, observing the grace period, in addition to the change in redemption withholding income tax, which also led to the transfer of redemptions that would occur in 4Q04 to be carried out in 1Q05.

The variation of this item resulted from the strong concentration of redemptions requests in 2Q05, related to the change in redemption withholding income tax, which also led to the transfer of redemptions that would occur in 4Q04 to be carried out in 1Q05.

Personnel Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(2,411)	(2,467)	2.3	(1,221)	(1,246)	2.0

The variation for the period was mainly due to: (i) payroll increase, as a result of the collective bargaining agreement of 8.5% in September/04 R$ 228; (ii) higher employee profit sharing expenses R$ 58; offset by: (iii) lower employment contracts termination expenses and provisions for labor claims R$ 66; (iv) decrease in personnel expenses as a result of the synergy in administrative activities R$ 165.

The variation of this item is basically due to: (i) the concentration of vacation in 1Q05 R$ 45; (ii) higher employee profit sharing expenses R$ 12; (iii) higher training investments R$ 8; offset by lower: (iv) volume of provisions for labor claims R$ 21; and (v) employment contracts termination expenses R$ 14. Excluding these effects, we verify a “structural” reduction in expenses of R$ 6.

Other Administrative Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(2,424)	(2,432)	0.3	(1,192)	(1,240)	4.0

The nominal change in this item presents a slight R$ 8 increase. However, if such expenses were adjusted by an index which follows the average inflation of the period, of 7.2%, we would have real savings of R$ 159.

The increase in the quarter is resulted from higher expenses related to: (i) third-party services R$ 26, mainly due to increase in business volume, as well as investments in the improvement and optimization of IT platform; and (ii) advertising and publicity expenses R$ 17, especially due to the launching of “Bradescompleto” campaign.

Tax Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(679)	(902)	32.8	(405)	(497)	22.7

This variation was generated by increased expenses for: (i) PIS/COFINS R$ 176, as a result of higher taxable income that includes income from derivatives used for hedge effect of investment abroad; (ii) ISS R$ 24, as a result of a change in legislation; and (iii) CPMF R$ 32.

The variation in the quarter mainly results from increased expenses for: (i) PIS/COFINS R$ 59, in view of the increase in taxable income, which includes income from derivatives used for hedge effect of investment abroad; and (ii) CPMF R$ 24.

Equity in the Earnings of Affiliated Companies

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
122	5	(95.9)	(5)	10	–

The variation is mostly due to better results from IRB-Brasil Resseguros R$ 84 in the 1H04.
The variation basically derives from higher results obtained in the affiliated companies in 2Q05 when compared to 1Q05, pointing out the following investments: IRB-Brasil Resseguros R$ 6; and American BankNote R$ 3.

Other Operating Income

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
537	559	4.1	300	259	(13.7)

The reduction is basically due to: (i) lower financial income R$ 24; (ii) lower recovery of charges and expenses R$ 19; (iii) lower income on sale of goods R$ 18; offset by: (iv) higher reversal of operating provisions.
			The variation in the quarter is mainly due to lower reversal of other operating provisions R$ 17.

Other Operating Expenses

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(1,494)	(1,495)	0.1	(704)	(791)	12,4

Expenses maintained steady during the period.
The increase in the quarter is basically due to increases in: (i) financial expenses R$ 33; (ii) sundry losses R$ 26; (iii) cost of services rendered R$ 12; and (iv) formation of operating provisions R$ 12.

Operating Income

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
1,420	3,730	162.7	1,584	2,146	35.5

The variation was basically derived from: (i) higher financial margin R$ 1,943; (ii) increased revenues from services rendered R$ 727; (iii) increase in contribution margin of insurance, private pension plans and savings bonds operations R$ 145; partially offset by: (iv) higher allowance for doubtful accounts expenses R$ 122; (v) higher tax expenses R$ 223; and (vi) reduction in equity in the earnings of affiliated companies R$ 117. For a more detailed analysis of the variation in each line, the reading of each specific item is recommended.

The variation was derived from: (i) higher financial margin R$ 356; (ii) increase in revenues from services rendered R$ 99; (iii) higher contribution margin of insurance, private pension and savings bonds operations R$ 312; (iv) lower allowance for doubtful accounts expenses R$ 73; partially offset by: (v) higher tax expenses R$ 92; and (vi) reduction in other operating income/expense R$ 128. For a further detailed variation analysis, the reading of each specific item is recommended.

Non-Operating Income

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
(213)	(27)	(87.3)	(6)	(21)	250.0

The variation is mainly due the extraordinary goodwill amortization occurred in 1H04 R$ 135 and lower losses in the sale of assets and investments R$ 40.			The variation in the quarter is basically due to lower results in the sale of assets and investments.

Income Tax and Social Contribution

1st Half/2004	1st Half/2005	Variation %	1st Qtr./2005	2nd Qtr./2005	Variation %
46	(1,081)	–	(373)	(708)	89.8

The variation in the expense for income tax and social contribution for the period includes R$ 366 related to tax on partial income from hedge of investments abroad, as well as tax charges on pre-tax income, after additions and exclusions, as described in Note 35.
			The variation in the expense for income tax and social contribution for the quarter reflects tax charges on pre-tax income, after additions and exclusions, as described in Note 35.

Comparative Balance Sheet – R$ million

	June		Variation	2005		Variation

Assets	2004	2005	%	March	June	%

Current Assets and Long-Term
Receivables	171,051	189,981	11.1	186,588	189,981	1.8
Funds Available	2,222	3,082	38.7	3,058	3,082	0.8
Interbank Investments	20,529	23,374	13.9	21,613	23,374	8.1
Marketable Securities and Derivative
Financial Instruments	56,212	64,441	14.6	64,842	64,441	(0.6)
Interbank and Interdepartmental
Accounts	14,683	16,259	10.7	16,393	16,259	(0.8)
Restricted Deposits:
Brazilian Central Bank	13,637	15,298	12.2	15,676	15,298	(2.4)
Other	1,046	961	(8.1)	717	961	34.0
Loan and Leasing Operations	47,488	59,928	26.2	55,894	59,928	7.2
Loan and Leasing Operations	51,511	64,237	24.7	60,041	64,237	7.0
Allowance for Doubtful Accounts	(4,023)	(4,309)	7.1	(4,147)	(4,309)	3.9
Other Receivables and Assets	29,917	22,897	(23.5)	24,788	22,897	(7.6)
Foreign Exchange Portfolio	15,126	7,672	(49.3)	8,616	7,672	(11.0)
Other Receivables and Assets	14,981	15,367	2.6	16,326	15,367	(5.9)
Allowance for other doubtful accounts	(190)	(142)	(25.3)	(154)	(142)	(7.8)
Permanent Assets	5,203	4,561	(12.3)	4,711	4,561	(3.2)
Investments	1,006	1,020	1.4	1,108	1,020	(7.9)
Property, Plant and Equipment in
Use and Leased Assets	2,326	2,088	(10.2)	2,176	2,088	(4.0)
Deferred Charges	1,871	1,453	(22.3)	1,427	1,453	(1.8)
Deferred Charges	472	489	3.6	481	489	1.7
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	1,399	964	(31.1)	946	964	1.9
Total	176,254	194,542	10.4	191,299	194,542	(1.7)

Liabilities
Current and Long-Term Liabilities	162,500	176,982	8.9	174,665	176,982	1.3
Deposits	64,133	71,654	11.7	71,372	71,654	0.4
Demand Deposits	13,541	14,892	10.0	14,924	14,892	(0.2)
Savings Deposits	22,457	24,517	9.2	24,448	24,517	0.3
Interbank Deposits	47	46	(2.1)	17	46	170.6
Time Deposits	28,088	32,043	14.1	31,807	32,043	0.7
Other Deposits	–	156	–	176	156	(11.4)
Funds Obtained in the Open Market	16,746	20,957	25.1	21,858	20,957	(4.1)
Funds from Issuance of Securities	7,080	6,677	(5.7)	5,035	6,677	32.6
Securities Issued Abroad	5,989	3,231	(46.1)	4,310	3,231	(25.0)
Other Funds	1,091	3,446	215.9	725	3,446	375.3
Interbank and Interdepartmental
Accounts	1,090	1,466	34.5	1,318	1,466	11.2
Borrowings and Onlendings	16,817	14,999	(10.8)	15,634	14,999	(4.1)
Borrowings	8,895	6,477	(27.2)	7,419	6,477	(12.7)
Onlendings	7,922	8,522	7.6	8,215	8,522	3.7
Derivative Financial Instruments	785	1,619	106.2	1,485	1,619	9.0
Technical Provision for Insurance, Private
Pension Plans and Savings Bonds	29,478	36,533	23.9	35,328	36,533	3.4
Other Liabilities	26,371	23,077	(12.5)	22,635	23,077	2.0
Foreign Exchange Portfolio	8,750	3,181	(63.6)	3,627	3,181	(12.3)
Taxes and Social Security Contributions,
Social and Statutory Payables	4,771	5,871	23.1	4,727	5,871	24.2
Subordinated Debt	6,181	6,496	5.1	6,117	6,496	6.2
Sundry	6,669	7,529	12.9	8,164	7,529	(7.8)
Deferred Income	38	58	52.6	44	58	31.8
Minority Interest in Subsidiaries	66	54	(18.2)	52	54	3.8
Stockholders’ Equity	13,650	17,448	27.8	16,538	17,448	5.5
Total	176,254	194,542	10.4	191,299	194,542	1.7

Equity Analysis – R$ million

Available Funds

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
2,222	3,082	38.7	3,058	3,082	0.8

The increase for the period reflects the growths in: (i) local currency cash funds volume R$ 699; and (ii) foreign currency cash funds volume R$ 161.			The increase for the quarter is mainly due to: (i) growth in the local currency cash funds volume R$ 145; and (ii) decrease in the volume of foreign currency cash funds R$ 121.

Interbank Investments

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
20,529	23,374	13.9	21,613	23,374	8.1

The growth for the period reflects: (i) increase in open market investments, third-party and own portfolio positions R$ 795 and R$ 2,589, respectively; and offset by: (ii) decrease in interbank deposits and investments in the open market, unrestricted securities R$ 489 and R$ 50, respectively.

The increase in the quarter is due to: (i) increased investments in the open market, own portfolio position R$ 2,627; (ii) decreased investments in the open market, third-party portfolio position R$ 156; and (iii) reduction in interbank deposits R$ 710.

Marketable Securities (TVM) and Derivative Financial Instruments

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
56,212	64,441	14.6	64,842	64,441	(0.6)

The increase in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly Technical Provisions for insurance, private pension plans and savings bonds, as well as the issuance of perpetual subordinated debt of R$ 710, partially mitigated by: (ii) exchange loss variation of 24.4% for the period, impacting on foreign currency indexed and/or denominated securities, which comprise 12.3% of the portfolio; and (iii) the redemption/maturity of securities. The analysis (excluded from Purchase and Sale Commitments –  see item Funds Obtained in the Open Market) of portfolio profile, based on Management’s intent, does not reveal significant changes in its distribution, from 70.80% to 72.6% of Trading Securities; from 19.7%  to 19.8% of Securities Available for Sale; and of 9.5% to 7.6% of Securities Held to Maturity. In June/05, 60.3% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 17.2% by Private Securities and 22.5% by PGBL and VGBL fund quotas.

The variation in the quarter partially reflects: (i)the exchange loss variation of 11.8% in the quarter, which impacted on the foreign  currency indexed and/or denominated securities, which compose 12.3% of the portfolio; and partially offset by: (ii) the issuance of perpetual subordinated debt R$ 710.
The analysis (excluded from purchase and sale commitments – see item Funds Obtained in the Open Market) of portfolio profile, based on the Management’s intent, reveals the following distributions in the quarters: Trading Securities from 68.3% to 72.6%; Securities Available for Sale from 23.7% to 19.8%; and Securities Held to Maturity from 8.0% to 7.6%.

Interbank and Interdepartmental Accounts

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
14,683	16,259	10.7	16,393	16,259	(0.8)

The variation for the period basically reflects the increase in compulsory deposits volume of R$ 1,660, due to the growth in the volume of demand and savings deposits, of 10.0% and 9.2%, respectively.
The variation in the quarter mainly results from: (i) decrease in the volume of compulsory deposits R$ 378, basically in view of decreased average volume of demand deposits; partially offset by: (ii) higher volume in the interbank balance of the item check clearance services and other instruments R$ 289.

Loan and Leasing Operations

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
58,402	69,787	19.5	65,979	69,787	5.8

Growth for the period was mainly due to: (i)the individual customer portfolio, up 50.6%, in particular in the Auto products, up by 55.8%, Personal Loan, up by 97.2% and CDC Store, up by 149.3%, reflecting the operating agreements recently executed with retailers. In the corporate portfolio, the growth rate was of 5.8%, as a result of the 23.8% increase of the small and medium-sized companies (SME)portfolio, coupled with a 6.2% decrease in the portfolio of large companies (Large Corporate), pointing out the products Working Capital, up by 29.3%, Auto, up by 54.2% and Overdraft-Secured Account, up by 12.8%, following the maintenance of the economic activity level, in both foreign and domestic markets in the period; partially offset by: (ii) exchange loss variation of 24.4% for the period, affecting foreign currency indexed and/or denominated contracts, comprising 9.0% of the total portfolio. I n June/05, the portfolio was distributed at 61.5% for SMEs and Large Corporates and 38.5% for Individuals. In terms of concentration, the 100 largest borrowers accounted for 31.2% of the portfolio in June/04 and for 24.3% in June/05. Out of the Total Loan Portfolio in Normal Course in June/05, of R$ 65,147, 37.9% is falling due in up to 90 days.
N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 12.

The growth of the quarter is mainly due to : (i) individuals portfolio, with a 13.1% growth, especially in the Auto products, with a 10.8% increase, Personal Loan, with a 23.1% increase and CDC Store with a 138.2% increase, reflecting the operating agreements recently executed with retailers. The 1.6% growth recorded in the corporate portfolio results from a 5.8% hike in the portfolio of small and medium-sized companies (SME) and a 1.8% reduction in the portfolio of large companies (Large Corporate), pointing out the products Working Capital, with a 5.4% increase, BNDES Onlendings, with a 5.2% growth and Overdraft Secured Account, with a 6.7% increase, resulting from the maintenance of economic activity level, in both foreign and domestic markets; partially offset by: (ii) exchange loss variation of 11.8% in the quarter, affecting foreign currency indexed and/or denominated contracts, which ac count for 9.0% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 25.4% of the portfolio in March/05 and 24.3% in June/05.
N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 12.

Allowance for Doubtful Accounts (PDD)

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
(4,213)	(4,450)	5.6	(4,301)	(4,450)	3.5

The variation in the PDD balance for the period was due to: (i) the increase in the volume of loan operations; (ii) the preventive formation of PDD in 1H05 of R$ 166, linked to the loans granted to a large utilities concessionaire; mitigated by: (iii) the constant improvement in quality of the Bank’s loan portfolio. The ratio of total PDD to the loan portfolio dropped from 7.2% in June/04 to 6.4% in June/05, and the allowance coverage ratios to the abnormal course loan portfolio, rated from E to H raised from 189.5% in June/04 to 197.2% in June/05, and those rated from D to H decreased from 159.0% in June/04 to 158.1% in June/05. These ratios evidence the loan portfolio quality, as a result of our safe, selective and consistent loan granting strategy, coupled with the recovery of Brazilian economic activity. During the period, R$ 2,164 was recorded as PDD and R$ 1,927 was written-off. Addition al PDD over minimum requirements increased from R$ 905 in June/04 to R$ 946 in June/05.

The variation in the PDD balance in the quarter basically reflects the growth of loan volume allied with the maintenance of quality of loan portfolio. Comparatively, the ratio of total PDD index in relation to the loan portfolio decreased from 6.5% in March/05 to 6.4% in June/05,  and the allowance coverage ratios in relation to the loan portfolio under abnormal course, rated from E to H, remained practically steady, from 197.1% in March/05 to 197.2% in June/05, and those rated from D to H decreased from 162.2% in March/05 to 158.1% in June/05. These indexes reflect the quality of loan portfolio, arising from safe, selective and consistent strategy of loan granting, combined with the recovery of the economic activity in the country. In the quarter, PDD was recorded in the amount of R$ 562 and R$ 413 written-off. Additional PDD over minimum requirements increased from R$ 938 in March/05 to R$ 946 in June/05.

Other Receivables and Assets

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
29,475	22,578	(23.4)	24,302	22,578	(7.1)

The variation in the period is basically due to: (i) R$ 7,454 decrease in the foreign exchange portfolio balance; partially mitigated by (ii) a R$ 318 increase in the credit card operations not included in the loan operations.
N.B.: balances are deducted (net of corresponding PDD) of R$ 442 in June/04 and of R$ 319 in June/05, allocated to the Loan Operations and Leasing Operations and Allowance for Doubtful Accounts items.	The variation in the quarter is basically due to a R$ 944 decrease in the exchange portfolio volume and a R$ 909 decrease in the balance of item Negotiation and Intermediation of Amounts, mostly related to the settlement of intermediation operations of publicly-held companies’ stocks.
			N.B.: balances are deducted (net of corresponding PDD) of R$ 486 in March/05 and of R$ 319 in June/05, allocated to the Loan Operations and Leasing Operations and Allowance for Doubtful Accounts items.

Permanent Assets

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
5,203	4,561	(12.3)	4,711	4,561	(3.2)

The variation in the quarter is mostly due to: (i) goodwill amortization in subsidiaries R$ 585, of which R$ 235 were extraordinarily amortized in the period; (ii) depreciation and amortization in the period; (iii) sale of stake in the company CP Cimentos R$ 62; partially offset by: (iv) the acquisition of Morada Serviços R$ 78; and (v) equity in the earnings of subsidiaries verified in the period.

The variation for the quarter was substantially due to: (i) goodwill amortization in subsidiaries totaling R$ 88; (ii) depreciation and amortization in the quarter; (iii) sale of stake in the company CP Cimentos R$ 63; offset by: (iv) the acquisition of Morada Serviços, R$ 78.

Demand Deposits

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
13,541	14,892	10.0	14,924	14,892	(0.2)

The increase is mainly due to a 6.5% hike in the customer base. The evolvement of R$ 1,351 shown above is composed of: Individuals R$ 245, SMEs and Large Corporates R$ 1,106.			In 2Q05, funds maintained in demand deposits remained practically steady compared to the previous quarter.

Savings Deposits

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
22,457	24,517	9.2%	24,448	24,517	0.3%

The increase in the period is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 8.7%, in the period; and (ii) increase in the customer base.			In 2Q05, savings accounts funds remained stable when compared to the previous quarter.

Time Deposits

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
28,088	32,043	14.1	31,807	32,043	0.7

The increase is mostly due to the remuneration of the period, offset by the migration of funds to other funding products.			In 2Q05, time deposits remained steady compared to the previous quarter, as a result of the migration of funds to other funding products.

Interbank Deposits and Other Deposits

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
47	202	329.8	193	202	4.7

The variation is mostly due to the investment account, which became effective on October 1, 2004.			The increase results from: (i) a hike in the volume of interbank deposits account R$ 29, partially offset by: (ii) a reduced volume in the investment account R$ 20.

Funds Obtained in the Open Market

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
16,746	20,957	25.1	21,858	20,957	(4.1)

The variation in the balance of the period results from: (i) increase in the third-party portfolio R$ 777; (ii) hike in the own portfolio R$ 3,534; and (iii) reduction of unrestricted portfolio balance R$ 100.
N.B.: this item includes investment funds and managed portfolio resources invested in purchase and sale commitments with Bradesco, the investors in which are subsidiaries included in the consolidated financial statements in the amount of R$ 8,537 in June/04 and R$ 7,382 in June/05.

The variation in this account balance for the quarter was mostly due to: (i) decrease in own portfolio R$ 742; and (ii) decrease in third-party portfolio R$ 159.
N.B.: this item includes investment funds and managed portfolio resources invested in purchase and sale commitments with Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 8,811 in March/05 and R$ 7,382 in June/05.

Funds from Issuance of Securities

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
7,080	6,677	(5.7)	5,035	6,677	32.6

The variation basically derives from: (i) decreased volume of marketable securities issued abroad at R$ 2,758, mainly in view of redemptions of Eurobonds and Commercial Papers, matured and not renewed; (ii) exchange loss variation of 24.4% in the period, which impacted on the funds from issuance of securities, the balances of which were R$ 5,989 in June/04 and R$ 3,231 in June/05; partially offset by: (iii) increase in the issuance of securities in the country R$ 2,355, mostly debentures, as per Note 18c.

The variation basically derives from: (i) increase in the issuance of securities in the country R$ 2,721, mostly debentures, partially offset by: (ii) decreased volume of marketable securities issued abroad at R$ 1,079, mainly in view of redemptions of Commercial Papers, matured and not renewed, as per Note 18c, in addition to exchange loss variation of 11.8% in the quarter, which impacted on the funds from issuance of securities, the balances of which were R$ 4,310 in March/05 and R$ 3,231 in June/05.

Interbank and Interdepartmental Accounts

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
1,090	1,466	34.5	1,318	1,466	11.2

The variation is basically due to higher volume of foreign currency payment orders, summing up a R$ 306 variation.			The variation is basically due to higher volume of foreign currency payment order, summing up a R$ 104 variation.

Borrowings and Onlendings

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
16,817	14,999	(10.8)	15,634	14,999	(4.1)

The variation mainly arises from: (i) exchange loss variation of 24.4% in the period, which impacted on the foreign currency indexed and/or denominated loans and onlendings, the balances of which were R$ 9,504 in June/04 and R$ 6,782 in June/05 (28.6% reduction); partially offset by: (ii) increase in the volume of loans and onlendings in the country R$ 650, mainly by means of FINAME onlendings.

The variation mainly results from: (i) exchange loss variation of 11.8% in the quarter, which impacted on foreign currency indexed and/or denominated loans and onlendings, the balances of which were R$ 7,845 in March/05 and R$ 6,782 in June/05 (13.6% reduction); and partially offset by: (ii) increase in the volume of loans and onlendings in the country of R$ 347, mainly by means of FINAME and BNDES onlendings, with increases of R$ 152 and R$ 166, respectively.

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
29,478	36,533	23.9	35,328	36,533	3.4

The increase in the period is mainly due to: (i) growth in sales of supplementary private pension plans and insurance policies; and (ii) restatement and interest of Technical Provisions. Largest variations recorded were: in the private pension segment, VGBL plans at R$ 3,592 and PGBL plans at R$ 841, and in the insurance segment, provisions for Auto/RCF at R$ 374, as well as for Health segment R$ 655, which includes R$ 324 extraordinarily recorded in 1Q05, to set out the leveling of premiums for insured above 60 years of age of plans prior to the Law 9,656/98 and benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

The increase in the quarter is basically due to: (i) restatement and interest of Technical Provisions; and (ii) increment in the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: in the private pension segment, in VGBL plans at R$ 598 and PGBL plans at R$ 196, and in the insurance segment, provisions for Auto/RCF at R$ 60, as well as for Health segment at R$ 100.

Other Liabilities, Derivative Financial Instruments and Deferred Income

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
33,453	29,843	(10.8)	29,462	29,843	1.3

The variation basically derives from: (i) exchange loss variation of 24.4% in the period impacting on the balance of foreign exchange portfolio and foreign currency subordinated debt, which recorded reductions of R$ 6,740 and R$ 807, respectively; partially offset by: (ii) the issuance of perpetual subordinated debt of R$ 710; and (iii) increase in the items Tax and Social Security and Derivative Financial Instruments items of R$ 853 and R$ 836, respectively.
N.B.: excludes advances on foreign exchange contracts of R$ 6,259 and R$ 5,089, allocated to the specific account in loan operations in June/04 and June/05, respectively.

The increase in the quarter is mainly due to: (i) issuance of perpetual debt of R$ 710; (ii) increase in the balance of items Tax and Social Security and Social and Corporate R$ 782 and R$ 444, respectively; partially offset by: (iii) exchange loss variation of 11.8% in the period impacting on the balance of foreign exchange portfolio and foreign currency subordinated debt, which recorded reductions of R$ 655 and R$ 451, respectively, and (iv) R$ 976 decrease in the balance of item Trading and Intermediation of Securities mostly related to settlement of intermediation operations of publicly-held companies’ stocks.
N.B.: excludes advances on foreign exchange contracts of R$ 5,298 and R$ 5,089, allocated to the specific account in loan operations in March/05 and June/05, respectively.

Minority Interest in Subsidiaries

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
66	54	(18.2)	52	54	3.8

The reduction in the period is basically resulted from the full incorporation of Bradesco Seguros’ minority stockholders into Banco Bradesco.			This item remained practically stable in the quarter.

Stockholders’ Equity

June/2004	June/2005	Variation %	March/2005	June/2005	Variation %
13,650	17,448	27.8	16,538	17,448	5.5

This variation is basically due to: (i) appropriation of net income for the period R$ 4,431; (ii) capital increase which became effective R$ 712; (iii) increase in reserve for market value adjustment of TVM and derivatives R$ 319; (iv) record of goodwill on stocks subscription R$ 24; (v) other R$ 2; offset by: (vi) stock buyback R$ 91; and (vii) interest on own capital paid and accrued R$ 1,599.			This variation is due to: (i) appropriation of net income for the period R$ 1,416; (ii) increase in reserve for market value adjustment of TVM and derivatives R$ 111; which was offset by: (iii) stock buyback R$ 58; and (iv)interest on own capital paid and accrued R$ 559.

2 - Main Statement of Income Information

Consolidated Statement of Income – R$ thousand

	1st Half	Years

	2005	2004	2003	2002	2001	2000

Revenues from Financial Intermediation	15,228,357	26,203,227	28,033,866	31,913,379	21,411,673	15,519,008
Loan Operations	7,187,962	12,731,435	12,294,528	15,726,929	11,611,236	7,787,745
Leasing Operations	182,138	300,850	307,775	408,563	420,365	512,962
Marketable Securities	1,958,099	4,921,179	7,832,965	9,527,663	7,367,600	6,122,486
Financial Income on Insurance, Private Pension Plans and Savings Bonds	3,233,720	5,142,434	5,359,939	3,271,913	–	–
Derivative Financial Instruments	1,696,605	1,238,890	55,192	(2,073,247)	(270,572)	–
Foreign Exchange Transactions	230,836	691,302	797,702	4,456,594	2,045,092	872,234
Compulsory Deposits	738,997	1,177,137	1,385,765	594,964	237,952	223,581
Expenses from Financial Intermediation	6,874,144	12,972,347	14,752,199	20,441,257	11,302,709	7,680,225
Funding Operations	4,674,319	8,486,003	10,535,497	10,993,327	6,986,027	5,521,407
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and Savings Bonds	1,840,891	3,215,677	3,120,342	2,241,283	–	–
Borrowings and Onlendings	353,126	1,253,175	1,083,379	7,194,161	4,316,682	2,158,725
Leasing Operations	5,808	17,492	12,981	12,486	–	93
Financial Margin	8,354,213	13,230,880	13,281,667	11,472,122	10,108,964	7,838,783
Allowance for Doubtful Accounts	1,196,746	2,041,649	2,449,689	2,818,526	2,010,017	1,451,912
Gross Result from Financial Intermediation	7,157,467	11,189,231	10,831,978	8,653,596	8,098,947	6,386,871
Other Operating Income (Expenses)	(3,427,199)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)	(4,647,041)
Revenues from Services Rendered	3,420,949	5,824,368	4,556,861	3,711,736	3,472,560	3,042,699
Operating Income on Insurance, Private Pension Plans and Savings Bonds	(115,530)	(60,645)	(148,829)	658,165	(587,842)	(505,369)
Insurance, Private Pension Plans and Savings Bonds Retained Premiums	5,796,820	13,283,677	11,726,088	10,134,873	8,959,259	6,919,942
– Net Premiums Written	7,426,679	15,389,170	13,111,896	10,687,384	9,413,039	7,258,148
– Reinsurance Premiums and Redeemed Premiums	(1,629,859)	(2,105,493)	(1,385,808)	(552,511)	(453,780)	(338,206)
Variation in Technical Provisions for Insurance, Private Pension Plans and Saving Bonds	(697,682)	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)	(3,001,118)
Retained Claims	(2,829,048)	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)	(2,511,146)
Savings Bonds Draws and Redemptions	(559,635)	(1,223,287)	(1,099,554)	(720,932)	(744,402)	(355,243)
Insurance, Private Pension Plans and Savings Bonds Selling Expenses	(453,082)	(867,094)	(762,010)	(667,527)	(689,352)	(645,020)
Expenses with Pension Plans Benefits and Redemptions	(1,372,903)	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)	(912,784)
Personnel Expenses	(2,466,949)	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)
Other Administrative Expenses	(2,431,850)	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)	(2,977,665)
Tax Expenses	(902,561)	(1,464,446)	(1,054,397)	(847,739)	(790,179)	(670,138)
Equity in the Earnings of Affiliated Companies	4,642	163,357	5,227	64,619	70,764	156,300
Other Operating Income	559,309	1,198,532	1,697,242	1,320,986	1,326,459	902,807
Other Operating Expenses	(1,495,209)	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)	(1,375,068)
Operating Income	3,730,268	4,118,111	3,553,108	2,309,746	2,774,781	1,739,830
Non-Operating Income	(26,607)	(491,146)	(841,076)	186,342	(83,720)	(123,720)
Income Before Taxes on Profit and Ownership	3,703,661	3,626,965	2,712,032	2,496,088	2,691,061	1,616,110
Income Tax and Social Contribution	(1,080,661)	(554,345)	(396,648)	(460,263)	(502,257)	(258,776)
Non-Recurrent Result/Extraordinary	–	–	–	–	–	400,813
Minority Interest in Subsidiaries	(1,708)	(12,469)	(9,045)	(13,237)	(18,674)	(17,982)
Net Income	2,621,292	3,060,151	2,306,339	2,022,588	2,170,130	1,740,165
Return on Stockholders’ Equity (Annualized)	32.30%	20.11%	17.02%	18.65%	22.22%	21.50%
Financial Margin/Total Assets (Annualized)	8.77%	7.15%	7.54%	8.03%	9.18%	8.26%

	2005		2004				2003

	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.

Revenues from Financial Intermediation	7,119,093	8,109,264	6,201,944	5,525,100	7,719,563	6,756,620	7,443,322	7,911,617
Loan Operations	3,478,848	3,709,114	3,102,037	2,870,585	3,659,023	3,099,790	3,169,261	3,504,644
Leasing Operations	95,551	86,587	85,556	73,467	56,715	85,112	78,660	85,952
Marketable Securities	302,896	1,655,203	758,491	361,241	2,120,909	1,680,538	2,230,775	2,312,036
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	1,464,488	1,769,232	1,379,157	1,337,097	1,181,151	1,245,029	1,411,927	1,334,756
Derivative Financial Instruments	1,331,444	365,161	529,925	582,105	(68,697)	195,557	8,877	33,158
Foreign Exchange Transactions	58,759	172,077	28,645	(746)	502,246	161,157	254,543	275,508
Compulsory Deposits	387,107	351,890	318,133	301,351	268,216	289,437	289,279	365,563
Expenses from Financial Intermediation	2,763,910	4,110,234	2,686,069	2,220,925	4,639,047	3,426,306	3,800,058	4,754,050
Funding Operations	1,864,385	2,809,934	1,709,830	1,291,812	3,029,988	2,454,373	2,605,171	3,434,326
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Savings Bonds	901,840	939,051	922,018	942,651	698,695	652,313	701,184	761,148
Borrowings and Onlendings	(4,863)	357,989	49,921	(18,123)	905,617	315,760	490,305	555,389
Leasing Operations	2,548	3,260	4,300	4,585	4,747	3,860	3,398	3,187
Financial Margin	4,355,183	3,999,030	3,515,875	3,304,175	3,080,516	3,330,314	3,643,264	3,157,567
Allowance for Doubtful Accounts	562,149	634,597	488,732	478,369	513,554	560,994	451,516	603,139
Gross Result from Financial Intermediation	3,793,034	3,364,433	3,027,143	2,825,806	2,566,962	2,769,320	3,191,748	2,554,428
Other Operating Income (Expenses)	(1,646,577)	(1,780,622)	(1,491,990)	(1,663,296)	(1,945,378)	(1,970,456)	(2,305,000)	(1,887,139)
Revenues from Services Rendered	1,759,600	1,661,349	1,675,594	1,454,636	1,375,202	1,318,936	1,274,590	1,182,359
Operating Income on Insurance,
Private Pension Plans and Savings Bonds	99,316	(214,846)	165,276	36,050	(127,324)	(134,647)	(94,771)	(86,292)
Insurance, Private Pension Plans and Savings Bonds
Retained Premiums	3,001,125	2,795,695	3,836,157	3,464,550	2,989,637	2,993,333	3,434,634	2,873,832
– Net Premiums Written	3,810,957	3,615,722	4,471,433	3,999,901	3,487,258	3,430,578	3,807,546	3,508,165
– Reinsurance Premiums and Redeemed
Premiums	(809,832)	(820,027)	(635,276)	(535,351)	(497,621)	(437,245)	(372,912)	(634,333)
Variation in Technical Provisions for Insurance,
Private Pension Plans and Saving Bonds	(279,264)	(418,418)	(1,316,961)	(1,076,201)	(693,433)	(877,511)	(1,143,458)	(863,897)
Retained Claims	(1,456,990)	(1,372,058)	(1,317,196)	(1,328,082)	(1,281,728)	(1,232,182)	(920,068)	(1,066,766)
Savings Bonds Draws and Redemptions	(313,144)	(246,491)	(291,770)	(312,043)	(346,151)	(273,323)	(301,838)	(283,009)
Insurance, Private Pension Plans and
Savings Bonds Selling Expenses	(224,258)	(228,824)	(233,846)	(215,775)	(205,157)	(212,316)	(208,229)	(190,761)
Expenses with Pension Plans Benefits and
Redemptions	(628,153)	(744,750)	(511,108)	(496,399)	(590,492)	(532,648)	(955,812)	(555,691)
Personnel Expenses	(1,246,226)	(1,220,723)	(1,284,423)	(1,273,981)	(1,233,345)	(1,177,258)	(1,272,063)	(1,306,415)
Other Administrative Expenses	(1,239,471)	(1,192,379)	(1,288,511)	(1,225,032)	(1,215,747)	(1,207,853)	(1,327,995)	(1,232,599)
Tax Expenses	(497,966)	(404,595)	(411,494)	(373,965)	(343,100)	(335,887)	(293,466)	(254,650)
Equity in the Earnings of Affiliated Companies	10,283	(5,641)	44,797	(3,708)	122,309	(41)	30,723	7,218
Other Operating Income	259,469	299,840	310,663	350,660	279,688	257,521	246,922	422,630
Other Operating Expenses	(791,582)	(703,627)	(703,892)	(627,956)	(803,061)	(691,227)	(868,940)	(619,390)
Operating Income	2,146,457	1,583,811	1,535,153	1,162,510	621,584	798,864	886,748	667,289
Non-Operating Income	(20,757)	(5,850)	(148,183)	(129,249)	(202,568)	(11,146)	(73,495)	9,854
Income Before Taxes and Profit Sharing	2,125,700	1,577,961	1,386,970	1,033,261	419,016	787,718	813,253	677,143
Income Tax and Social Contribution	(707,848)	(372,813)	(322,116)	(278,499)	224,907	(178,637)	(95,620)	(111,614)
Minority Interest in Subsidiaries	(1,985)	277	(7,101)	(2,413)	(2,587)	(368)	(2,496)	(1,638)
Net Income	1,415,867	1,205,425	1,057,753	752,349	641,336	608,713	715,137	563,891
Return on Stockholders' Equity (Annualized)	36.63%	32.50%	30.85%	22.13%	20.16%	19.10%	22.85%	18.56%
Financial Margin/Total Assets (Annualized)	9.26%	8.63%	7.82%	7.56%	7.18%	8.54%	8.54%	7.91%

Results by Business Segment

Income Breakdown – in percentage

Remark.: The Balance Sheet and the Statement of Income by Business Segment can be found in the Note 5.

Variation in the Main Statement of Income Items

1st Half of 2005 compared to the 1st Half of 2004 – R$ million

(*) Composition: Premiums and Net Contributions of variations in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Reserves, which are included in the Financial Margin.

2nd Quarter of 2005 compared to the 1st Quarter of 2005 – R$ million

(*) Composition: Premiums and Net Contributions of Variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.

Increase in Financial Margin Items plus Exchange Adjustment

1st Half of 2005 compared to the 1st Half of 2004 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a).
(2)
Includes Interest and Charges on Deposits, excluding Expenses with Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(3)
Includes Income on Securities Transactions, less Expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(4)	Includes price-level restatement and interest on Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

2nd Quarter of 2005 compared to the 1st Quarter of 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a).
(2)
Includes Interest and Charges on Deposits, excluding Expenses with Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(3)
Includes Income on Securities Transactions, less Expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(4)	Includes price-level restatement and interest on Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Analysis of the Financial Margin and Average Rates

Loan Operations x Income

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

Loan Operations	47,625	58,770	57,024	60,266
Leasing Operations	1,383	1,803	1,717	1,873
Advances on Foreign Exchange Contracts	6,169	5,061	5,047	5,194
1 – Total – Average Balance (Quarterly)	55,177	65,634	63,788	67,333
2 – Income (Loan Operations, Leasing and Exchange) (*)	6,908	7,453	3,827	3,626
3 – Average Return Annualized Exponentially (2/1)	26.6%	24.0%	26.2%	23.3%

(*) Includes Income from Loan Operations, Net Results from Leasing Operations and Adjusted Results on Foreign Exchange Transactions (Note 13a).

Securities x Income on Securities Transactions

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

Marketable Securities	54,390	63,902	63,632	64,641
Interbank Investments	23,828	22,445	21,980	22,493
Subject to Repurchase Agreements	(21,541)	(21,900)	(22,372)	(21,407)
Derivative Financial Instruments	(392)	(1,093)	(830)	(1,552)
4 – Total – Average Balance (Quarterly)	56,285	63,353	62,410	64,175
5 – Income on Securities Transactions
(Net of Sales and Purchase Commitments Expenses) (*)	4,758	5,069	2,853	2,217
6 – Average Rate Annualized Exponentially (5/4)	17.6%	16.6%	19.6%	14.5%

(*) Includes Financial Income on Insurance, Private Pension Plans and Savings Bonds, Derivative Financial Instruments and Foreign Exchange Adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

7 – Total Assets - Average Balance (Quarterly)	171,108	190,256	188,113	192,920
8 – Income from Financial Intermediation	14,476	15,228	8,109	7,199
9 – Average Rate Annualized Exponentially (8/7)	17.6%	16.6%	18.4%	15.6%

Funding x Expenses

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

Deposits	60,448	70,557	70,008	71,513
Funds from Acceptance and Issuance of Securities	6,830	5,590	5,046	5,856
Interbank and Interdepartmental Accounts	1,527	1,568	1,619	1,392
Subordinated Debt	5,439	6,195	6,045	6,307
10 – Total Funding - Average Balance (Quarterly)	74,244	83,910	82,718	85,068
11 – Expenses (*)	3,366	2,137	1,538	599
12 – Average Rate Annualized Exponentially (11/10)	9.3%	5.2%	7.6%	2.8%

(*) Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustments (Note 13a).

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds x Expenses

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and
Savings Bonds – Average Balance (Quarterly)	27,945	35,177	34,499	35,931
14 – Expenses (*)	1,351	1,841	939	902
15 – Average Rate Annualized Exponentially (14/13)	9.9%	10.7%	11.3%	10.4%

(*) Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

Borrowings	7,971	7,153	7,490	6,948
Onlendings	7,838	8,378	8,306	8,368
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	15,809	15,531	15,796	15,316
17 – Expenses for Borrowings and Onlendings (*)	538	190	204	(14)
18 – Average Rate Annualized Exponentially (17/16)	6.9%	2.5%	5.3%	(0.4%)

(*) Includes Foreign Exchange adjustments (Note 13a).

Total Assets x Financial Margin

R$ million	2004		2005

	1st Half	1st Half	1st Qtr.	2nd Qtr.

19 – Total Assets – Average Balance (Quarterly)	171,108	190,256	188,113	192,920
20 – Financial Margin (*)	6,411	8,354	3,999	4,355
21 – Average Rate Annualized Exponentially (20/19)	7.6%	9.0%	8.8%	9.3%

(*) Gross Income from Financial Intermediation excluding Allowance for Doubtful Accounts (PDD).

Financial Market Indicators

Analysis of Financial Margin

The Financial Margin, under the terms of BACEN Regulation, in periods compared, includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1Q05, as well as the partial income on derivatives used for hedge effect of investments abroad, which, simply annulled the tax effect (Income Tax/Social Contribution and PIS/COFINS) in Net Income of such hedge strategy. This tax effect is triggered by the fact that exchange variation is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the earnings from derivative instruments are taxable when gains occur and deductible when losses occur. Therefore, gross income from hedge is reflected in Financial Margin, under the line “Derivative Financial Instruments”, and its respective taxes are reflected under the lines “Tax Expenses” and “Income Tax and Social Contribution”, as follows:

Hedge Tax Effect of Investments Abroad

	Effect in the Period				Effect in the Quarter

	Financial Margin	Tax Expenses	Income Tax Social Contribution	Net Income	Financial Margin	Tax Expenses	Income Tax Social Contribution	Net Income

Partial Income on Hedge of
Investments Abroad	1,127	(52)	(366)	709	1,103	(52)	(357)	694
Exchange Variation of Investments
Abroad	(709)	–	–	(709)	(694)	–	–	(694)
Effect on the items	418	(52)	(366)	–	409	(52)	(357)	–

Therefore, for a better evaluation, we show below, the financial margin adjusted by these two results, as follows:

Adjusted Financial Margin

	R$ million

	1st Half		Variation	2005		Variation

	2005	2004		2nd Qtr.	1st Qtr.

Reported Financial Margin	8,354	6,411	1,943	4,355	3,999	356
(–) Sale of Belgo Mineira	(327)	–	(327)	–	(327)	327
(–) Hedge/Exchange Variation	(418)	–	(418)	(409)	(9)	(400)
Adjusted Financial Margin	7,609	6,411	1,198	3,946	3,663	283
% Adjusted over Average Assets	8.2	7.6	–	8.4	8.0	–

In 2Q05, the adjusted financial margin reached R$ 3,946 million, a 7.7% growth when compared to R$ 3,663 million in 1Q05. By comparing 1H05 with same period of previous year, the growth was 18.7%, reaching R$ 7,609 million and R$ 6,411 million, respectively.

The improvement in the adjusted Financial Margin of R$ 1,198 million in 1H05, compared to 1H04, results from increase in (i) interest income of R$ 924 million, caused by higher business volumes and (ii) non-interest income of R$ 274 million, mainly as a result of higher gains from Securities Portfolio (TVM) and Treasury.

When compared to the previous quarter, the variation is due to: (i) a R$ 300 million increase in interest income, basically composed of higher business volumes; and (ii) the R$ 17 million drop in non-interest income.

This result shows the good performance and a sustainable growth of Bradesco Conglomerate’s financial margin during this period, based on the diversification of business and growth in market niches with better returns and controlled risks. Higher volume of business also contributes to the financial margin increment, emphasizing, especially, the loan operations.

It is worth to take into account that the balance of loan operations was negatively influenced by foreign exchange variation over the past twelve months and also in 2Q05, due to the fact that part of the portfolio is indexed by foreign currency and during these periods, the U.S. dollar dropped 24.4% and 11.8%, respectively, against the real.

The loan destined to individuals offset the negative impact of foreign exchange variation and stood out as the segment that presented the largest growth of operations, considering the 50.6% evolution recorded between June 2004 and June 2005. Only in 2Q05, the segment grew 13.1%. Below are listed the major factors contributing to the evolvement of loan operations of this segment:

– recent partnerships made by Bradesco with retailers for the granting of consumer loan.

– growth of consigned loan operations with deduction from payroll, including partnership with other banks.

– increase in the individuals’ checking accounts base of 330 thousand in 2Q05 and 675 thousand between December 2004 and June 2005.

– acquisition of Banco Morada’s consumer financing network in April 2005 through Finasa Promotora de Vendas. It is worth mentioning that this last event has not fully contributed to financial margin result, which should occur over the next periods, since the operations started on April 15, 2005, i.e., with a less than two-month impact on results.

The increment of individuals operations within the Organization attests the efficiency of strategy and positioning adopted by Bradesco in market niches, with a view to better rates and spread.

Hence, the adjusted financial margin average rate, which reflects the income compared to the total average assets, reached 8.2% in 1H05, against 7.6% in 1H04, accounting for a 0.6 percentage point increase. In the quarterly analysis, it reached 8.4% in 2Q05, compared to 8.0% in 1Q05, a 0.4 percentage point

Allowance for Doubtful Accounts (PDD)

Movement of Allowance for Doubtful Accounts

	R$ million

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Opening Balance	4,059	4,192	4,059	4,145	4,301	4,145
Amount Recorded for the Period	561	514	1,075	635	562	1,197
Amount Written-off for the Period	(505)	(493)	(998)	(479)	(413)	(892)
Balance Derived from Acquired Institutions	77	–	77	–	–	–
Closing Balance	4,192	4,213	4,213	4,301	4,450	4,450
Specific Allowance	1,924	1,876	1,876	1,867	1,891	1,891
Generic Allowance	1,384	1,432	1,432	1,496	1,613	1,613
Other Allowance	884	905	905	938	946	946
Credit Recoveries	106	124	230	127	188	315

Allowance for Doubtful Accounts (PDD) on Loan and Leasing Operations

	R$ million

	2004		2005

	March	June	March	June

Allowance for Doubtful Accounts (A)	4,192	4,213	4,301	4,450
Loan Operations (B)	54,894	58,402	65,979	69,787
PDD over Loan Operations (A/B)	7.6%	7.2%	6.5%	6.4%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2004		2005

	March	June	March	June

(1) Total Allowance	4,192	4,213	4,301	4,450
(2) Abnormal Course Loans (E to H)	2,236	2,223	2,182	2,257
PDD Coverage Ratio (1/2)	187,5%	189,5%	197,1%	197,2%

For further information on Allowance for Doubtful Accounts (PDD), see pages 66 and 69 of this Report.

Revenues for Services Rendered – R$ million

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Checking Accounts	316	317	633	396	404	800
Loan Operations	167	195	362	285	322	607
Cards	241	243	484	290	304	594
Assets Management	203	213	416	246	252	498
Collection	149	151	300	165	178	343
Interbank Fees	63	63	126	65	66	131
Collection of Taxes	51	49	100	44	52	96
Consortium Purchase Plan Management	15	20	35	30	33	63
Custody and Brokerage Services	23	26	49	27	30	57
Other	91	98	189	113	119	232
Total	1,319	1,375	2,694	1,661	1,760	3,421

Revenues from Services Rendered increased 27.0% in 1H05, or R$ 727 million when compared to 1H04, totaling R$ 3.421 billion. The expansion in business volume over the last 12 months, directly linked to a sustained economic recovery activity, was the main reason for the growth in the “Revenues from Loan Operations”, up by R$ 245 million. The tariff realignment and client base growth boosted the “Checking Accounts”, up by R$ 167 million. The 22.3% expansion in the volume of managed assets was the main factor for the growth in “Asset Management”, which increased by R$ 82 million, from R$ 88.7 billion on June 30, 2004 to R$ 108.5 billion on June 30, 2005. The 22.7% growth on “Cards” over the comparison between first half of 2004 and 2005, represented by the rise of R$ 110 million, is directly related to the increase of 11.5% in the cards base, from 43.5 million to 48.5 million.

When compared to 1Q05, Revenues from Services Rendered showed an expansion of 6.0% with a R$ 99 million growth, as a result of the increase in the client base and in business volumes in 2Q05, pointing out evolutions of 13.0%, 4.8%, 7.9% and 18.2% under the items “Loan Operations”, “Cards”, “Tax Payment”, “Tax Collection” and up by R$ 37 million, R$ 14 million, R$ 13 million and R$ 8 million, respectively.

Administrative and Personnel Expenses – R$ million

	R$ million

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Third-Party Services	196	218	414	227	253	480
Communications	162	155	317	178	179	357
Depreciation and Amortization	123	118	241	116	111	227
Transport	94	88	182	105	100	205
Financial System Services	97	102	199	100	101	201
Publicity	110	86	196	70	87	157
Rents	75	75	150	77	79	156
Maintenance and Repairs	60	68	128	73	77	150
Capital Lease	77	83	160	67	63	130
Data Processing	58	71	129	58	57	115
Materials	38	35	73	40	41	81
Water, Electricity and Gas	34	31	65	35	37	72
Travel	14	13	27	12	14	26
Other	70	73	143	34	41	75
Administrative Expenses	1,208	1,216	2,424	1,192	1,240	2,432

Remuneration	614	613	1,227	616	638	1,254
Benefits	236	243	479	271	269	540
Social Charges	227	229	456	235	240	475
Employee Profit Sharing	45	39	84	65	78	143
Training	10	11	21	8	16	24
Labor Relations/Other	45	99	144	26	5	31
Personnel Expenses	1,177	1,234	2,411	1,221	1,246	2,467

Total Administrative and Personnel
Expenses	2,385	2,450	4,835	2,413	2,486	4,899

In 1H05, the Administrative and Personnel Expenses remained practically stable when compared to the same period last year, reaching R$ 4,899 million against R$ 4,835 million in 1H04 due to successful efforts in controlling administrative expenses. The nominal change in Administrative Expenses, between the 1H04 and 1H05, shows a slight increase of R$ 8 million, reaching the amount of R$ 2,432 million. However, if we attribute an adjustment index according to the average inflation of the period, of 7.2%, the real decrease would have been of R$ 159 million. Personnel Expenses presented a slight raise of R$ 56 million when compared to 1H04, reaching R$ 2,467 million, mainly due to: (i) the payroll increase resulted from the collective bargaining agreement (8.5%) in September/04 – R$ 228 million; (ii) higher employee profit sharing expenses – R$ 58 million; offset by: (iii) lower employment contract termination expenses and provisions for labor claims, R$ 66 million; and (iv) reduction in personnel expenses, related to the synergies obtained in administrative processes, in the amount of R$ 165 million.

When compared to 1Q05, Administrative and Personnel Expenses increased R$ 73 million, down by 3.0%, from R$ 2,413 million in 1Q05 to R$ 2,486 million in 2Q05. Administrative Expenses increased R$ 48 million, higher variations occurred in the items “Third Party Services” and “Advertising and Publicity”, growing R$ 26 million and R$ 17 million, respectively. Increase in “Third Party Services” expenses is basically due to the growth in business volumes, as well as investments in the improvement and optimization of IT (information technology) platform, while the increase in “Advertising and Publicity” expenses is basically due to the launching of new campaign “Bradescompleto”. Personnel Expenses were influenced by lower expenses volume in 1Q05, as a result of usual concentration of vacation in this period of R$ 45 million. In addition, the 2Q05 was impacted by: (i) lower labor allowance expenses of R$ 21 million; (ii) higher investment in employees training, in the amount of R$ 8 million; (iii) higher employee profit sharing expenses in the amount of R$ 12 million; and (iv) lower employment contracts termination expenses, in the amount of R$ 14 million. Excluding these effects, we verify a “structural” reduction in expenses in the amount of R$ 6 million in the quarter.

Operating Efficiency – R$ million

	Year					2005

	2000	2001	2002	2003	2004	March	June (*)

Personnel Expenses	3,221	3,549	4,076	4,779	4,969	5,013	5,025
Employee Profit Sharing	(112)	(160)	(140)	(170)	(182)	(202)	(241)
Other Administrative Expenses	2,978	3,436	4,028	4,814	4,937	4,922	4,946
Total (1)	6,087	6,825	7,964	9,423	9,724	9,733	9,730
Financial Margin	7,839	10,109	11,472	13,282	13,231	13,901	15,173
Revenues from Services Rendered	3,043	3,473	3,712	4,557	5,824	6,166	6,551
Income from Insurance Premiums,
Private Pension Plans and Savings Bonds	6,920	8,959	10,135	11,726	13,284	13,086	13,098
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(3,001)	(3,492)	(2,785)	(3,670)	(3,964)	(3,504)	(3,091)
Retained Claims	(2,511)	(3,252)	(3,615)	(3,980)	(5,159)	(5,299)	(5,474)
Draws and Redemptions from Savings Bonds	(355)	(744)	(721)	(1,100)	(1,223)	(1,196)	(1,164)
Insurance, Private Pension Plans and Savings Bonds
Selling Expenses	(645)	(689)	(667)	(762)	(867)	(884)	(903)
Expenses with Pension Plan Benefits and
Redemptions	(913)	(1,370)	(1,689)	(2,363)	(2,131)	(2,343)	(2,380)
Subtotal Private Pension Plans and Savings Bonds	(505)	(588)	658	(149)	(60)	140	86
Equity in the Earnings of Affiliated Companies	156	71	65	5	163	158	45
Other Operating Expenses	(1,376)	(1,831)	(3,148)	(2,741)	(2,826)	(2,839)	(2,827)
Other Operating Income	903	1,326	1,321	1,697	1,198	1,241	1,221
Total (2)	10,060	12,560	14,080	16,651	17,530	18,487	20,249
Operating Efficiency Ratio (%) = (1/2)	60.5	54.3	56.6	56.6	55.5	52.7	48.1

(*) Accumulated amounts for the 12-month period.

Operating Efficiency Ratio – in percentage

Operating Efficiency

The Operating Efficiency Ratio (accumulated for the 12-month period) for 2Q05, was of 48.1%, down by 4.6% as compared to 2004, mainly as a result of the successful efforts in controlling administrative expenses, pointing out that administrative and personnel expenses remained practically steady, despite the combination of increase in business volume with average inflation (IGP-M/IPCA), of 7.2% over the past 12 months allied with the efforts to increasing revenues, pointing higher financial margin in the amount of R$ 1,272 million, as a result of combination of increase in business volume with higher TVM and treasury gains in 2Q05 with an increase in revenues from services rendered, in the amount of R$ 385 million, as a result of increased customer base with improved cross-selling index. It is worth pointing out that part of the increase financial margin of R$ 1,272 million include R$ 409, which is part of derivatives used for hedge effect of investments abroad, which in terms of net income, simply annulled the tax effect of this hedge strategy in the period. This negative tax effect is directly reflected on the item “Income Tax and Social Contribution”, which is not considered in the calculation of the Operating Efficiency Ratio. If we disregard this part of derivatives in the calculation basis of Operating Efficiency Ratio, we would reach an index of 49.0%, with a drop of 3.7% percentage points compared to March 2005.

If we also exclude the Operating Efficiency Ratio from the calculation basis, the goodwill amortization expenses over the past 12 months, in the amount of R$ 585 million, we would have a drop of 1.4 percentage points, from 49.0% to 47.6%.

The Amplified Coverage Ratio [revenue from services rendered/(personnel expenses + administrative expenses)] improved from 68.8% in 1Q05 to 70.8% in 2Q05, as shown in the graph below:

Administrative Expenses + Personnel and Revenues from Services Rendered

Among other results, through the use of Activity-Based Costing methodology (ABC), the Bradesco Organization is enhancing the criteria used to formulate and negotiate bank tariffs, the supply of costing information to GDAD (Performance and Decision Making Support Management) and for customer profitability determination purposes, as well as establishing a reliable basis for ongoing rationalization analyses.

As regards cost control practices, Bradesco adopts ABM (Activity-Based Management) methodology, a pro-active approach which allows for rapid evolution, including the identification of opportunities on a timely basis. Accordingly, in line with the improvement of processes, operating performance is seamlessly integrated with strategic objectives.

The strict control of expenses, enhanced with the establishment of the Expenditure Assessment Committee in March 2004, coupled with the successful synergy obtained from the Institutions acquired, are being positively reflected on the Operating Efficiency Ratio.

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	June	December

	2005	2004	2003	2002	2001	2000

Current and Long-Term Assets	189,981,195	179,979,956	171,141,348	137,301,711	105,767,892	90,693,025
Funds Available	3,081,453	2,639,260	2,448,426	2,785,707	3,085,787	1,341,653
Interbank Investments	23,373,699	22,346,721	31,724,003	21,472,756	3,867,319	2,308,273
Open Market Investments	18,372,684	15,667,078	26,753,660	19,111,652	2,110,573	1,453,461
Interbank Deposits	5,004,479	6,682,608	4,970,343	2,370,345	1,760,850	854,815
Allowance for Losses	(3,464)	(2,965)	–	(9,241)	(4,104)	(3)
Marketable Securities and Derivative Financial
Instruments	64,441,412	62,421,658	53,804,780	37,003,454	40,512,688	33,119,843
Own Portfolio	54,548,419	51,255,745	42,939,043	29,817,033	27,493,936	21,743,924
Subject to Repurchase Agreements	1,659,859	4,807,769	5,682,852	1,497,383	9,922,036	10,822,637
Derivative Financial Instruments	1,827,167	397,956	232,311	238,839	581,169	–
Restricted to the Negotiation and Intermediation
of Amounts	–	–	–	–	526,219	9,394
Restricted Deposits – Brazilian Central Bank	4,614,678	4,512,563	3,109,634	3,536,659	1,988,799	421,727
Privatization Currencies	92,446	82,487	88,058	77,371	25,104	9,526
Subject to Collateral Provided	1,698,843	1,365,138	1,752,882	1,836,169	715,858	783,501
Allowances for Mark-to-market Adjustments	–	–	–	–	(740,433)	(670,866)
Interbank Accounts	16,197,600	16,087,102	14,012,837	12,943,432	5,141,940	5,060,628
Unsettled Receipts and Payments	598,099	22,075	20,237	16,902	10,118	6,920
Restricted Credits
– Restricted Deposits – Brazilian Central Bank	15,297,826	15,696,154	13,580,425	12,519,635	4,906,502	4,848,668
– National Treasury – Rural Funding	578	578	578	578	712	660
– SFH	258,706	335,320	391,871	374,177	217,518	197,191
Interbank Onlending	–	–	–	–	–	2,024
Correspondent Banks	42,391	32,975	19,726	32,140	7,090	5,165
Interdepartamental Accounts	61,256	147,537	514,779	191,739	176,073	111,636
Internal Transfer of Funds	61,256	147,537	514,779	191,739	176,073	111,636
Loan Operations	58,042,463	51,890,887	42,162,718	39,705,279	35,131,359	30,236,106
Loan Operations:
– Public Sector	623,544	536,975	186,264	254,622	199,182	275,479
– Private Sector	61,640,836	55,242,348	45,768,970	42,842,693	37,689,671	32,244,482
Allowance for Doubtful Accounts	(4,221,917)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)
Leasing Operations	1,885,821	1,556,321	1,306,433	1,431,166	1,567,927	1,914,081
Leasing Receivables:
– Public Sector	–	–	–	45	138	160
– Private Sector	3,920,705	3,237,226	2,859,533	3,141,724	3,248,050	3,813,369
Unearned Income from Leasing	(1,948,100)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)
Allowance for Leasing Losses	(86,784)	(104,215)	(114,566)	(150,325)	(122,619)	(139,143)
Other Receivables:	21,464,467	21,664,592	24,098,765	20,690,054	15,685,433	16,226,725
Receivables on Guarantees Honored	98	811	624	1,577	1,131	2,020
Foreign Exchange Portfolio	7,671,921	7,336,806	11,102,537	10,026,298	5,545,527	6,417,431
Receivables	214,478	197,120	331,064	249,849	187,910	191,873
Negotiation and Intermediation of Securities	302,253	357,324	602,543	175,185	761,754	497,655
Specific Receivables	–	–	–	–	146,919	124,776
Insurance Premiums Receivable	1,051,720	988,029	889,358	718,909	995,662	818,773
Sundry	12,365,732	12,937,408	11,324,857	9,640,966	8,107,714	8,258,402
Allowance for Other Doubtful Accounts	(141,735)	(152,906)	(152,218)	(122,730)	(61,184)	(84,205)
Other Assets	1,433,024	1,225,878	1,068,607	1,078,124	599,366	374,080
Other Assets	442,621	477,274	586,994	679,515	415,484	409,771
Allowance for Mark-to-Market Adjustments	(221,754)	(230,334)	(257,185)	(243,953)	(164,290)	(171,876)
Prepaid Expenses	1,212,157	978,938	738,798	642,562	348,172	136,185
Permanent Assets	4,560,892	4,946,512	4,956,342	5,483,319	4,348,014	4,185,458
Investments	1,019,608	1,101,174	862,323	512,720	884,773	830,930
Interest in Affiliated Companies:
– In the Country	403,056	496,054	369,935	395,006	742,586	689,002
Other investments	951,520	971,311	857,985	439,342	452,871	525,316
Allowance for losses	(334,968)	(366,191)	(365,597)	(321,628)	(310,684)	(383,388)
Property, Plant and Equipment in Use	2,076,038	2,270,497	2,291,994	2,523,949	2,152,680	2,017,093
Buildings in Use	1,294,487	1,357,063	1,398,735	1,748,409	1,475,581	1,491,847
Other Fixed Assets	3,545,553	3,604,741	3,480,636	3,459,950	2,988,008	2,705,577
Accumulated Depreciation	(2,764,002)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)
Leased Fixed Assets	12,345	18,951	34,362	34,323	46,047	10,688
Leased Assets	45,549	58,463	63,812	51,198	51,214	19,421
Accumulated Depreciation	(33,204)	(39,512)	(29,450)	(16,875)	(5,167)	(8,733)
Deferred Charges	1,452,901	1,555,890	1,767,663	2,412,327	1,264,514	1,326,747
Organization and Expansion Costs	1,191,651	1,268,436	1,124,058	1,037,559	874,970	731,717
Accumulated Amortization	(703,170)	(738,738)	(572,620)	(568,525)	(481,127)	(391,417)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	964,420	1,026,192	1,216,225	1,943,293	870,671	986,447
Total	194,542,087	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

Liabilities	June	December

	2005	2004	2003	2002	2001	2000

Current Liabilities and Long-Term Liabilities	176,981,908	169,596,632	162,406,307	131,652,394	100,199,709	86,654,746
Deposits	71,654,273	68,643,327	58,023,885	56,363,163	41,083,979	36,468,659
Demand Deposits	14,891,617	15,297,825	12,909,168	13,369,917	8,057,627	7,500,518
Savings Deposits	24,517,141	24,782,646	22,140,171	20,730,683	18,310,948	17,835,745
Interbank Deposits	46,003	19,499	31,400	23,848	40,446	568,416
Time Deposits	32,043,025	28,459,122	22,943,146	22,238,715	14,674,958	10,563,980
Other Deposits	156,487	84,235	–	–	–	–
Funds Obtained in the Open Market	20,956,491	22,886,403	32,792,725	16,012,965	14,057,327	12,108,350
Own Portfolio	6,633,449	8,248,122	6,661,473	915,946	12,178,855	10,696,199
Third-party Portfolio	14,323,042	14,430,876	17,558,740	12,188,054	1,878,472	1,412,151
Unrestricted Portfolio	–	207,405	8,572,512	2,908,965	–	–
Issuance of Securities	6,677,291	5,057,492	6,846,896	3,136,842	4,801,410	4,111,171
Exchange Acceptances	–	–	–	1,214	–	–
Mortgage Notes	814,937	681,122	1,030,856	384,727	780,425	741,248
Debentures	2,631,189	–	7,291	100,369	48,921	1,039
Securities Issued Abroad	3,231,165	4,376,370	5,808,749	2,650,532	3,972,064	3,368,884
Interbank Accounts	190,711	174,066	529,332	606,696	192,027	107,129
Interbank Onlendings	–	–	159,098	35,686	4,519	1,059
Correspondent Banks	190,711	174,066	370,234	571,010	187,508	106,070
Interdepartamental Accounts	1,275,702	1,745,721	1,782,068	1,337,729	762,505	904,188
Third-party Funds in Transit	1,275,702	1,745,721	1,782,068	1,337,729	762,505	904,188
Borrowings	6,477,252	7,561,395	7,223,356	9,390,630	7,887,154	6,463,555
Local Borrowings – Official Institutions	1,233	1,376	2,070	3,368	2,979	9,737
Local Borrowings – Other Institutions	12,602	11,756	4,010	216,812	230,468	170,775
Foreign Currency Borrowings	6,463,417	7,548,263	7,217,276	9,170,450	7,653,707	6,283,043
Local Onlendings – Official Institutions	8,517,482	8,355,398	7,554,266	7,000,046	5,830,633	5,096,604
National Treasury	51,341	72,165	51,398	62,187	–	–
BNDES	3,789,963	3,672,007	3,403,462	3,437,319	3,067,220	2,589,284
CEF	36,822	395,820	459,553	453,803	433,381	405,264
FINAME	4,636,211	4,211,762	3,638,966	3,045,176	2,321,508	2,090,374
Other institutions	3,145	3,644	887	1,561	8,524	11,682
Foreign Onlendings	4,228	42,579	17,161	47,677	316,283	108,178
Foreign Onlendings	4,228	42,579	17,161	47,677	316,283	108,178
Derivative Financial Instruments	1,619,288	173,647	52,369	576,697	111,600	–
Technical Provisions for Insurance, Private Pension
Plans and Savings Bonds	36,532,665	33,668,654	26,408,952	19,155,479	13,853,426	10,338,065
Other Liabilities	23,076,525	21,287,950	21,175,297	18,024,470	11,303,365	10,948,847
Collection of Taxes and Other Contributions	1,341,263	204,403	130,893	108,388	181,453	128,785
Foreign Exchange Portfolio	3,180,758	3,011,421	5,118,801	5,002,132	1,343,769	2,439,657
Social and Statutory Payables	872,635	900,266	851,885	666,409	572,265	560,533
Fiscal and Pension Plans Activities	4,997,389	4,495,387	4,781,458	4,376,031	3,371,127	3,094,628
Negotiation and Intermediation of Securities	189,098	312,267	595,958	109,474	1,307,385	592,395
Subordinated Debt	6,496,007	5,972,745	4,994,810	3,321,597	969,842	–
Sundry	5,999,375	6,391,461	4,701,492	4,440,439	3,557,524	4,132,849
Deferred Income	58,314	44,600	31,774	15,843	9,020	34,632
Deferred Income	58,314	44,600	31,774	15,843	9,020	34,632
Minority Interst in Subsidiary Companies	53,415	70,590	112,729	271,064	139,231	96,903
Stockholders’ Equity	17,448,450	15,214,646	13,546,880	10,845,729	9,767,946	8,092,202
Capital:
– Local Residents	9,030,539	6,959,015	6,343,955	4,960,425	4,940,004	5,072,071
– Foreign Residents	969,461	740,985	656,045	239,575	259,996	74,429
Receivables	–	(700,000)	–	–	–	(400,500)
Capital Reserves	35,715	10,853	8,665	7,435	7,435	19,002
Profit Reserves	7,153,748	7,745,713	6,066,640	5,715,317	4,614,110	3,403,020
Adjustment at Market Value – Marketable Securities
and Derivatives	346,408	458,080	478,917	9,152	–	–
Treasury Stock	(87,421)	–	(7,342)	(86,175)	(53,599)	(75,820)
Stockholders’ Equity Managed by Parent
Company	17,501,865	15,285,236	13,659,609	11,116,793	9,907,177	8,189,105
Total	194,542,087	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million
N.B.: the Balance Sheet by Currency and Exchange Exposure can be found in the Note 6.

Total Assets by Maturity – R$ million

N.B.: the Balance Sheet by Maturity can be found in the Note 7.

Marketable Securities

Summary of the Classification of Securities – R$ million

	Financial	Insurance/ Savings Bonds	Private Pension Plans	Other Activities	Total	%

Trading Securities	11,881	4,754	24,445	327	41,407	72.6
Securities Available for Sale	9,241	948	1,099	14	11,302	19.8
Securities Held to Maturity	1,173	–	3,177	–	4,350	7.6
Subtotal	22,295	5,702	28,721	341	57,059	100.0
Purchase and Sale Commitments	1,819	2,137	3,426	–	7,382
Total on June 30, 2005	24,114	7,839	32,147	341	64,441
Total on June 30, 2004	24,162	5,465	26,479	107	56,213

Breakdown of Marketable Securities by Issuance – R$ million

Securities	2004	2005

	June	March	June

Government	31,131	35,210	34,407
Private	6,821	8,965	9,798
PGBL/VGBL	9,724	11,856	12,854
Purchase & sale commitments:	8,537	8,811	7,382
Funds	6,659	5,445	4,182
PGBL/VGBL	1,878	3,366	3,200
Total	56,213	64,842	64,441

Classification of Marketable Securities by Segment – in percentage

N.B.: the Breakdown of Marketable Securities Portfolio consolidated by issuer, maturity, business segment and by category can be found in the Note 10.

Loan Operations

The consolidated balance of loan operations at the end of 1H05 reached a total of R$ 69.8 billion, up by 11.1% in the 1H05 and by 19.5% in the last twelve months.

As in 2004, the most important highlight concerning Bradesco’s loan portfolio growth was again guided by operations for individuals, mainly related to the consumer sales financing and personal credit. In the corporate segment, grantings remained concentrated in lines concerned with meeting the working capital and foreign trade needs, not observing a significant demand for long-term financings, focused on increasing the productive capacity and infrastructure.

For the next half of the year, our expectations are directed to a growth of the loan portfolio, coupled with the maintenance of the expansion of consumer sales financing, whether due to existing restrained demand, or in view of agreements made with various retailers, besides the seasonality, which is typical over the past months of the year. In addition, in the corporate scope, we expect a higher volume of operations concerned with foreign trade financing, regardless of current foreign exchange parity, since main Brazilian exporters are more and more focused on long-term commercial strategies, aiming at effectively conquering greater participation in the international market.

Loan Operations – Total Portfolio

Loan for individuals continued to lead the growth of the portfolio in the 1H05, recording an increase of 26.7% in the period, accumulating 50.6% over the last twelve months, as an effect of recovery of the economic activity encouraging higher consumer and durable goods financing, assisted by a growth in the consigned loan market and also by recent partnerships established by Bradesco, which included not only the acquisition of consumer financing portfolios, as well as the direct financing to our partners’ clients.

Loan Operations – per Type of Client

On the other hand, the behavior of loan granted to companies continued to show a more moderate performance (3.2% in 1H05 and 5.8% over the past 12 months), especially between large corporations, influenced by higher utilization of other types of funding operations from the capital markets and the solid appreciation of real versus U.S. dollar, with a high impact on foreign currency-indexed portfolios, which despite having shown a solid growth of businesses in the period, these were not reflected on a nominal basis over the portfolio, due to fall in U.S. dollar price.

Loan Portfolio – per Business Segment

In the wake of the higher increase in the individuals segment operations, its relative participation in the loan portfolio was meaningful in the period, already representing, in June 2005, 38.5% of the total portfolio compared to 30.5% observed in June 2004.

Per Activity Sector – R$ million

	2004		2005

	June	%	March	%	June	%

Public Sector	608	1.0	571	0.9	624	0.9
Private Sector	57,794	99.0	65,408	99.1	69,163	99.1
Industry	18,530	31.7	18,337	27.8	18,390	26.4
Commerce	8,698	14.9	10,198	15.5	10,559	15.1
Financial Intermmediary	846	1.5	523	0.8	216	0.3
Services	10,800	18.5	11,459	17.4	11,922	17.0
Agriculture, Fishing, Silviculture e
Forest Exploration	1,092	1.9	1,169	1.8	1,235	1.8
Individuals	17,828	30.5	23,722	36.0	26,841	38.5
Total	58,402	100.0	65,979	100.0	69,787	100.0

When distribution is concerned, by activity sector, the industry remained in absolute terms with the highest loan volume (26.4% of the total portfolio), again the segments related to exports, such as agri-industrialization, agribusiness, steel, metallurgy and automotive, followed by Services (17.0%) and Commerce (15.1%) .

Per Type – R$ million

	2004		2005

	March	June	March	June

Borrowings and Discounted Trade Receivables	24,542	25,731	29,435	31,751
Financings	17,727	18,815	22,914	25,094
Rural and Agribusiness Loans	4,493	5,613	5,919	5,419
Leasing Operations	1,375	1,352	1,774	1,973
Advances on Foreign Exchange Contracts	6,065	6,259	5,298	5,089
Subtotal of Loan Operations	54,202	57,770	65,340	69,326
Other Loans	692	632	639	461
Total Loan Operations	54,894	58,402	65,979	69,787
Sureties and Guarantees Recorded in Memorandum Accounts	6,480	6,751	9,085	8,559
Total including Sureties and Guarantees	61,374	65,153	75,064	78,346

The performance strategy developed up to now, focused on retail, has been allowing the enlargement of businesses in different client profiles, both individuals (especially automobile financing lines, personal loan, and consigned loan) and micro, small and medium-sized companies through the expansion of borrowings and cashing of drafts, basically destined to supply the demand for working capital. Another benefit resulting from this process were both the diversification in terms of client profile and the change in the mix of the assets profile.

Loan Portfolio Quality

Similarly to the income reached in 2004, the 1H05 kept the bias of progressive and constant improvement in the loan portfolio profile, resulting in a higher contribution from credits under the “AA – C” ratings, amounting to 92.6% of total balance, compared to 92.3% in December 2004.

Loan Operations by Rating – in percentage

The total volume of the allowance for doubtful accounts presented a slight decrease in 1H05, reaching R$ 4,450 million in percentage terms in relation to the total loan portfolio (6.6% in December 2004 to 6.4% in June 2005) as a result of improved quality of the loan portfolio mentioned above.

In this regard, we point out the sufficiency of existing allowances, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months.

Allowance for Loan Losses (PDD) x Default x Losses – Percentage over Loan Operation Balance

We verify in the chart above that for a total allowance of 7.2% of the loan portfolio in June 2004, the loss over the next twelve months was 3.3% of the portfolio, i.e., the allowance existing in June 2004 showed to be more than sufficient to cover losses occurred in the subsequent period.

Overdue operations with final rating between E and H, important portfolio quality index, have been showing a downward trend as percentage of loan portfolio, demonstrating the solidity of methodology for recording of allowance.

It is worth pointing out that over the past years, we have been observed a great adherence between behavior of overdue loan classified between E and H final ratings and the volume of losses incurred in 12 subsequent months, as we can see in the chart above.

Loan Portfolio Profile

Breakdown of the Normal Course Loan Portfolio by Maturity – R$ million

The maturity of the normal course loan portfolio also shows a concentration of short-term operations, with 37.9% maturing in up to 90 days. However, the prior 12 months indicate a gradual lengthening of loan operation average terms, as a result of the growth of higher medium term portfolios, such as car financing and personal loan in the total loan assets.

Movement of Loan Portfolio between June 2004 and 2005 – R$ million

The performance of the consolidated loan portfolio over the past twelve months up to June 2005 ratifies an ongoing bias of improvement in the quality of the assets, pointing out the adequacy and convenience of the credit rating instruments used in Bradesco's credit granting process.

Portfolio Movement between June 2004 and 2005

Rating	Borrowers Remaining from June 2004		New Borrowers between June 2004 and 2005		Total Loans in June 2005

	R$ million	%	R$ million	%	R$ million	%

AA – C	51,546	91.9	13,095	95.5	64,641	92.6
D	1,388	2.5	149	1.1	1,537	2.2
E – H	3,138	5.6	471	3.4	3,609	5.2
Total	56,072	100.0	13,715	100.0	69,787	100.0

Concentration of Loan Portfolio – R$ million

As a result of the growth strategy of loan portfolio in retail, especially individuals, the concentration of loan among the Bank's largest borrowers kept decreasing in June 2005 as can be evidenced in the following table:

	2004				2005

	March	%	June	%	March	%	June	%

Largest Borrower	781	1.4	779	1.3	907	1.4	836	1.2
10 Largest Borrowers	5,352	9.7	5,536	9.5	5,635	8.5	5,565	8.0
20 Largest Borrowers	8,137	14.8	8,497	14.5	8,317	12.6	8,116	11.6
50 Largest Borrowers	13,073	23.8	14,028	24.0	13,078	19.8	12,938	18.5
100 Largest Borrowers	17,085	31.1	18,234	31.2	16,784	25.4	16,957	24.3

Loan Portfolio Indicators

To make possible the analysis of the Bank's loan portfolio performance, both in measurable and qualitative terms, comparative summary of the main parameters, based on the rules established by BACEN for recording allowances.

Items	R$ million

	2004		2005

	March	June	March	June

Total Loan Operations	54,894	58,402	65,979	69,787
– Individuals	16,453	17,828	23,722	26,841
– Corporate	38,441	40,574	42,257	42,946
Existing Allowance	4,192	4,213	4,301	4,450
– Specific	1,924	1,876	1,867	1,891
– Generic	1,384	1,432	1,496	1,613
– Additional	884	905	938	946

Specific Allowance/Existing Allowance (%)	45.9	44.5	43.4	42.5
Existing Allowance/Total Loan Operations (%)	7.6	7.2	6.5	6.4

AA – C Ratings Loan Operations /Total Loan Operations (%)	90.4	91.3	92.5	92.6
Operations Under Risk Management (D Rating) /Total Loan Operations (%)	3.3	2.8	2.3	2.2
E – H Ratings Loan Operations /Total Loan Operations (%)	6.3	5.9	5.2	5.2

Loan Operations (D Rating)	1,837	1,629	1,524	1,537
Existing Allowance for D Rating Loan Operations	438	374	347	363
Allowance/ D Rating Loan Operations (%)	23.8	23.0	22.7	23.6

E – H Ratings Loan Operations	3,439	3,464	3,397	3,609
Existing Allowance for E – H Ratings Loan Operations	2,951	2,966	2,952	3,080
Allowance/ E – H Ratings Loan Operations (%)	85.8	85.6	86.9	85.3

Overdue D – H Ratings Loan Operations	2,724	2,649	2,652	2,815
Overdue E – H Ratings Loan Operations	2,236	2,223	2,182	2,257
Total Allowance/ Overdue D – H Ratings Loan Operations (%)	153.9	159.0	162.2	158.1
Total Allowance/ Overdue E – H Ratings Loan Operations (%)	187.5	189.5	197.1	197.2

The evolution of figures at the end of June 2005 continue to confirm the portfolio's low credit risk, based on its comfortable coverage levels. For the year of 2005, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, rooted in the traditional concepts of security, consistency, selectivity and diversification.

Funding

Deposits by Maturity – R$ million

Days to maturity	2005

	March	June

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	14,924	14,892	–	–	–	14,892
Savings	24,448	24,517	–	–	–	24,517
Interbank	17	46	–	–	–	46
Time	31,807	4,439	4,863	3,867	18,874	32,043
Other Deposits	176	156	–	–	–	156
Total	71,372	44,050	4,863	3,867	18,874	71,654

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts at Bradesco Organization closed 1H05 at R$ 14.9 billion.

In compliance with the Brazilian Central Bank’s rules, we implemented in June 2005 an automated system to meet judicial orders for locking, unlocking or transfer of locked amounts to other banks. The process is a pilot-operation with two judges. We estimate release to others in 2H05.

In conformity with policy for a continuous improvement in products and services, we optimized the process of account statements on behalf of legal entities, eliminating models and standardizing the periodicity of issuance via mail, resulting in savings in the amount of R$ 7.2 million/year.

Quantity of Checking Accounts – Corporate and Individuals – in thousand

Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 24.5 billion in deposits at the end of 1H05, corresponding to a 19.2% market share of the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the National Financial System.

The first half of the year is atypical for the savings industry, since between January and March a significant outflow occurs to meet saving account holders’ commitments, such as payment of IPVA (Vehicle Tax), school material, amongst others, which justifies the fluctuations in this portfolio.

Savings Account Deposits – R$ billion

Share of SBPE (Brazilian Savings and Loan System) – in percentage

Savings Accounts – million

Asset Management

Bradesco is the leader in the ranking Invest Tracker – Estadão – Best Funds Ranking

For the third year in a row, Bradesco was rated with the “Best Funds” on ranking Invest Tracker-Estadão due to the best performance and highest number of “Five Star Funds”, according to the Investment article of the newspaper O Estado de São Paulo of March 28, as well as in the magazine Estadão Investimentos of April 2005.

In October 2004, according to the evaluation from Thompson Financial Brasil, Bradesco was ranked the Best Asset Manager of Brazil by ranking Invest Tracker Estadão – “Melhores Gestores”from that year.

These awards confirm BRAM’s commitment to the excellence in the asset management, always offering the best investment options to all investors’ profiles.

BRAM is the most outstanding manager in the “Valor Investe” ranking – Best Management Companies

Bradesco was elected Top Fund Management 2005 in Mixed Income, from a rigorous methodology applied by Standard & Poor’s, the largest risk rating company worldwide. The Investment Funds presented in the Star Ranking represent the best of the industry for individual investors, i.e., those under S&P analysis. Overall, 52 Bradesco’s Funds stared in the ranking, amongst them, Bradesco FIC Renda Fixa Saturno, Bradesco FIA Selection and Bradesco Prime FIC FIA Small Cap.

Bradesco is elected the Best Fund Manager by “Foco” magazine

Bradesco is the Best Investment Fund Manager as per first Foco/Quantum ranking, prepared by Quantum Avaliação de Fundos de Investimentos (Quantum Investment Fund Assessment) for “Foco” magazine. The study assessed and listed the best return Funds amongst the largest ones in the market. With nine awards, Bradesco was noteworthy for reaching the highest number of Funds listed amongst ten top ones in six categories assessed – stocks, exchange, DI, multi-markets, private pension and fixed income.

Stockholders’ Equity – R$ million

	2004		2005

	March	June	March	June

Investment funds	75,217	78,059	91,730	96,024
Managed portfolios	8,828	8,757	7,458	7,583
Third-party fund quotas	1,678	1,860	5,569	4,883
Total	85,723	88,676	104,757	108,490

Asset Distribution – R$ million

	2004		2005

	March	June	March	June

Investment Funds – Fixed Income	72,487	75,579	88,812	93,368
Investment Funds – Floating Rate	2,730	2,480	2,918	2,656
Investment Funds – Third-Party	1,538	1,737	5,391	4,712
Total	76,755	79,796	97,121	100,736
Managed Portfolio – Fixed Income	6,570	6,561	5,583	5,840
Managed Portfolio – Floating Rate	2,258	2,196	1,875	1,743
Managed Portfolio – Third-Party	140	123	178	171
Total	8,968	8,880	7,636	7,754
Total Fixed Income	79,057	82,140	94,395	99,208
Total Floating Rate	4,988	4,676	4,793	4,399
Total Third-Party Funds	1,678	1,860	5,569	4,883
Total	85,723	88,676	104,757	108,490

Total Asset Under Management according to ANBID’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	June 2004		March 2005		June 2005

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment funds	498	2,704,987	503	2,715,998	509	3,422,576
Managed portfolios	116	415	113	387	109	287
Total	614	2,705,402	616	2,716,385	618	3,422,863

4 - Operating Companies

Bradesco Insurance and Private Pension Group

Insurance Companies

Aggregated Balance Sheet (*) – R$ million

			2004		2005

			March	June	March	June

Assets
Current Assets and Long-Term Assets			33,275	35,091	41,371	43,109
Marketable Securities			30,863	32,470	38,621	40,137
Insurance Premiums Receivable			848	947	941	1,014
Other Receivables			1,564	1,674	1,809	1,958
Permanent Assets			914	1,033	705	666
Total			34,189	36,124	42,076	43,775

Liabilities
Current and Long-Term Liabilities			30,490	32,229	37,852	39,286
Tax, Civil and Labor Contingencies			941	1,120	1,148	1,105
Payables on Insurance, Private Pension Plans and Savings Bonds			404	487	399	450
Other Liabilities			1,198	1,144	977	1,198
Technical Provisions for Insurance			2,084	2,335	3,213	3,402
Technical Provisions for Private Pension Plans			23,907	25,134	30,080	31,079
Technical Provisions for Savings Bonds			1,956	2,009	2,035	2,052
Minority Interest			42	35	77	66
Stockholders’ Equity of The Parent Company			3,657	3,860	4,147	4,423
Total			34,189	36,124	42,076	43,775
(*) It includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, Private Pension Plans and Savings Bonds.

Aggregated Statement of Income (*) – R$ million
		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Premiums Written	3,431	3,487	6,918	3,616	3,811	7,427
Reinsurance Premiums and Redeemed
Premiums	(437)	(498)	(935)	(820)	(810)	(1,630)
Insurance Retained Premiums, Private
Pension Plans and Savings Bonds	2,994	2,989	5,983	2,796	3,001	5,797
Variation in Technical Provisions	(876)	(695)	(1,571)	(94)	(604)	(698)
Revenues from Services Rendered	84	57	141	95	100	195
Retained Claims	(1,238)	(1,291)	(2,529)	(1,386)	(1,474)	(2,860)
Expenses for Savings Bonds Draws and
Redemptions	(273)	(346)	(619)	(247)	(313)	(560)
Expenses for Private Pension Plans
Benefits and Redemptions	(527)	(581)	(1,108)	(731)	(611)	(1,342)
Selling Expenses	(215)	(205)	(420)	(230)	(230)	(460)
Expenses for Operating Allowance for
Health Insurance	–	–	–	(324)	324	–
Other Operating Income (Expenses)	(22)	(95)	(117)	(5)	17	12
Personnel and Administrative Expenses	(247)	(277)	(524)	(220)	(183)	(403)
Tax Expenses	(29)	(36)	(65)	(39)	(38)	(77)
Financial Result	588	469	1,057	500	537	1,037
Operating Income	239	(11)	228	115	526	641
Non-Operating Income	(8)	(28)	(36)	5	(54)	(49)
Equity in the Earnings of Subsidiaries and
Affiliated Companies	17	158	175	358	61	419
Minority Interest	1	2	3	1	(2)	(1)
Income Before Taxes and Contributions	249	121	370	479	531	1,010
Taxes and Contributions on Income	(85)	90	5	(48)	(162)	(210)
Net Income	164	211	375	431	369	800
(*) It includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, IRB, Private Pension Plans and Savings Bonds.

Performance Ratios – in percentage

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Claims Ratio (1)	82.5	87.4	84.8	79.9	84.5	82.2
Selling Ratio (2)	12.7	12.3	12.5	11.5	11.4	11.4
Combined Ratio (3)	108.3	119.6	113.9	101.1	101.6	101.4
Expanded Combined Ratio (4)	97.3	110.8	103.9	92.1	88.8	90.4
Administrative Expense Ratio (5)	12.2	14.5	13.4	11.0	8.5	9.8

N.B.: for the purposes of comparison, in 2Q05 and 1H05 we excluded the allowance for Health Insurance, in the amount of R$ 324 million.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) (Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/Earned Premiums.
(4) (Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/(Earned Premiums + Financial Result).
(5) Administrative Expenses/Earned Premiums

Insurance Premiums – Market Share (%)

In the insurance segment, according to SUSEP and ANS data up to May 2005, Bradesco secured R$ 4.7 billion in premiums and maintained its industry leadership with a 24.6% market share. The insurance sector obtained a total of R$ 19.233 billion in premiums up to May.

Growth in Technical Provisions (*) – R$ million

(*) Bradesco Saúde, Banco Bradesco’s wholly-owned, is included.

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums by Insurance Line – R$ million

		2004			2005

Line	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health (*)	729	710	1,439	836	495	1,331
Auto/RCF	392	393	785	460	493	953
Life/AP/VGBL	253	257	510	295	312	607
Basic Lines	95	90	185	92	88	180
DPVAT	34	28	62	53	31	84
Total	1,503	1,478	2,981	1,736	1,419	3,155
(*) In 2Q05, an allowance for Health Insurance was considered, in the amount of R$ 324 million.

In 1H05, there was an increase of 5.8% in premiums earned in the insurance segment, if compared to the same period of the previous year.

Earned Premiums by Line – %

Retained Claims by Insurance Line – R$ million

		2004			2005

Line	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	662	660	1,322	789	796	1,585
Auto/RCF	329	381	710	337	370	707
Life/AP	171	173	344	158	222	380
Basic Lines	48	56	104	64	64	128
DPVAT	28	21	49	38	22	60
Total	1,238	1,291	2,529	1,386	1,474	2,860

Breakdown of loss ratio by Insurance Line (%)

Selling Expenses by Insurance Line – R$ million

		2004			2005

Line	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	23	23	46	27	24	51
Auto/RCF	71	71	142	81	89	170
Life/AP	80	68	148	73	68	141
Basic Lines	17	20	37	19	16	35
DPVAT	-	-	-	-	1	1
Total	191	182	373	200	198	398

Selling Expenses by Insurance Line (%)

Number of insured – in thousands

Up to June 2005, there was an increase of 26.0% in the average customer base when compared to the same period of the previous year.

When comparing 2Q05 to the same period of the prior year, Bradesco Saúde maintained its noteworthy market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers.

The increasing number of insured from large corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 31 are Bradesco’s clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 32% are Bradesco Saúde’s clients. (source: Exame Magazine’s Biggest and Best List, July 2005).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Until May 2005, the Bradesco Auto/RE maintained its position as one of the main players in the Brazilian Basic Line (RE) Insurance market, with a significant 9.9% share of total market sales in this area.

In the Corporate Risk segment, Bradesco Auto/RE was guarantor of facilities and businesses of 147 Brazil’s largest companies, related to insurance operations of large corporations in the oil, petrochemical, steel, mining, aircraft, automobile, pulp and paper industries, with relevant contracting of policies for operating risks and named, domestic and international transport, engineering risks, aircraft, oil risks and port operator.

Also in the Corporate Risks segment, Bradesco /Auto/RE has been strengthening the relationship with Bradesco Corporate and Bradesco Empresas, aiming a greater success in the insurance renewal, currently under its leadership and conquering new insurance contracts in facilities and businesses of other larges companies in the country.

In the Domestic and International Transport insurance area, we renewed the insurance policies of important companies, such as Sony Ericsson, Gradiente and Petrobras, referring to the latter, we also conquered the International Transport insurance.

In addition, the Group conquered new businesses in the business aircraft niche, with the product BRADESCO SEGURO AERONÁUTICO.

In the mass market insurance segment, whose products are focused on individuals, small and medium-sized companies, we maintained a meaningful number of customers, in particular those of the Residential Insurance line, with more than 600,000 homes insured.

Another high profitability segment was the Diverse Risks directed to equipment, mainly the insurance arising from operations of leasing, Finame and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our clients and contributing significantly for the increase in income of the current period.

In the Auto/RCF line, the market was affected by intense competition in big metropolitan areas, aggravated by a small growth in insured vehicle market.

During the period, we maintained our technically correct pricing policy, focused on balanced portfolio results. We consolidated our pricing policy based on the insured specific characteristics, after one year it was launched. We also maintained differentiated services, which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of relationships with brokers which are carried out exclusively via Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to May, 2005 was 17.8%.

Awards/Recognition

1.	In March 2005, Bradesco Seguros was awarded with the Segurador Brasil 2005, sponsored by “Segurador Brasil” magazine, being elected as the “Insurance Company of the Year”.

2.	In March 2005, Bradesco Seguros was appointed in the seventh edition of the poll “Marcas de Quem Decide” (Brands of Those Who Decide), as the preferred insurance company amongst Rio Grande do Sul state consumers. This poll is prepared by Jornal do Comércio in partnership with the Qualidata Institute, being recognized as the most complete study concerning brands in the Brazil’s south region.

3.	In May 2005, Bradesco Seguros was chosen the “Outstanding Performance of the Year”, in award promoted by the “Conjuntura Econômica” magazine, of Getulio Vargas Foundation Brazilian Institute of Economy (Ibre/FGV ), as the best insurance company in 2004 under the following aspects: Net Income, Total Assets, Stockholders’ Equity and Best Operating Margin.

4.	In May, Bradesco Seguros e Previdência website won the iBest Award for the fourth time, regarded as the “Oscar” of the Brazilian Internet. The Insurance Company was the winner in the popular vote for “Insurance” category and “Marketing Campaign” category (Academia iBest), where it competed with various segment companies, which makes this achievement even more significant.

5.	Bradesco Seguros won the “XI Prêmio Abemd de Marketing Direto 2005” (Direct Marketing 9th Abemd Award 2005), promoted by the Brazilian Association of Direct Marketing (Abemd). The Company won the category Financial Products and Services – Insurance, Private Pension Plan, Investment, Savings Bonds and Others, thanks to the case “Campanha Renovação de Seguro Auto” (Auto Insurance Renewal Campaign).

6.	Bradesco Seguros was awarded in the category Insurance Leadership /Insurance Company on the “X Top of Mind – Common Market, Successful Brands – Minas Gerais”, promoted by “Mercado Comum” magazine.

7.	In June, Bradesco Seguros deserved special acknowledgment in the “Balanço Financeiro” magazine award, an annual publication edited by “Gazeta Mercantil” in partnership with the consulting firm Austin Rating. The company was awarded in the “Insurance” category.

8.	In June 2005, Bradesco Seguros was awarded with the trophy “Gaivota de Ouro”, granted by the “Seguro Total” magazine. The company deserved special acknowledgment in the category “Excellence in total premiums” in the “V Prêmio Mercado de Seguros 2005” (5th Insurance Market Award 2005).

Sponsorships

1.	Bradesco Seguros was the exclusive sponsor for the 37th edition of the award “Sports Highlights”, promoted by “A Notícia” newspaper, a newspaper from the state of Santa Catarina. The event took place on March 11, at CentroSul’s conventions center, in the city of Florianópolis. In 2004, 44 successful athletes from Santa Catarina were honored with a trophy called “O Jornaleiro”.

2.	Bradesco Seguros sponsors Motoristas.com, a website launched by Globo Online – “O Globo” newspaper Internet version in partnership with Detran (Traffic State Department) – Rio de Janeiro.

3.	In May 2005, Bradesco Seguros was the official insurance company of the “XII Bienal Internacional do Livro” (12th International Book Fair), held in the city of Rio de Janeiro.

Vida e Previdência (Private Pension Plans)

Balance Sheet – R$ million

	2004		2005

	March	June	March	June

Assets
Current Assets and Long-Term Assets	26,364	27,008	31,613	32,876
Funds Available	24	29	34	59
Marketable Securities	25,781	26,489	30,943	32,077
Insurance Operations and Other Receivables	559	490	636	740
Permanent Assets	248	1,063	819	803
Total	26,612	28,071	32,432	33,679

Liabilities
Current and Long-Term Liabilities	24,805	26,017	31,040	32,099
Tax and Social Security Contingencies	655	554	555	619
Operating Liabilities for Insurance and Private Pension Plans	42	63	89	97
Other Liabilities	201	266	316	304
Technical Provisions	23,907	25,134	30,080	31,079
Stockholders' Equity	1,807	2,054	1,392	1,580
Total	26,612	28,071	32,432	33,679

Statement of Income – R$ million

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Retained Premiums	227	224	451	304	285	589
Variations in Premium Reserves	(10)	(4)	(14)	(11)	(5)	(16)
Earned Premiums	217	220	437	293	280	573
Retained Claims	(161)	(125)	(286)	(167)	(206)	(373)
Expenses with Benefits – VGBL	(5)	(10)	(15)	(14)	(17)	(31)
Selling Expenses – Insurance	(57)	(48)	(105)	(57)	(56)	(113)
Other Operating Income (Expenses)	64	48	112	85	106	191
Income from Contributions and VGBL	1,465	1,395	2,860	1,340	1,450	2,790
Technical Provisions Variation – Pension Plans and VGBL	(850)	(617)	(1,467)	(11)	(178)	(189)
Benefits/Redemptions Expenses	(527)	(581)	(1,108)	(731)	(611)	(1,342)
Redemptions Expenses – VGBL	(240)	(330)	(570)	(606)	(637)	(1,243)
Selling Expenses – Pension Plans and VGBL	(39)	(38)	(77)	(42)	(40)	(82)
Administrative Expenses	(56)	(48)	(104)	(57)	(60)	(117)
Tax Expenses	(7)	(13)	(20)	(12)	(17)	(29)
Financial Income	1,007	988	1,995	1,184	1,140	2,324
Financial Expenses	(634)	(691)	(1,325)	(925)	(874)	(1,799)
Equity Income and Expenses	2	167	169	407	93	500
Non-Operating Income (Expense)	2	–	2	(5)	(8)	(13)
Income Before Taxes and Contributions	181	317	498	682	365	1,047
Taxes and Contributions on Income	(60)	(49)	(109)	(96)	(90)	(186)
Net Income	121	268	389	586	275	861

Income from Pension Plans and VGBL – Market Share (%)

In the 1H05, income from pension plans totaled R$ 2.790 billion.

Life Insurance Premiums – Market Share (%)

Income on net premiums issued in 1H05 totaled R$ 635 million.

Increase in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in June 2005 of R$ 31,079 million comprised R$ 19,711 million for supplementary pension plans, R$ 10,409 million for VGBL, R$ 874 million for life and personal accident, R$ 81 million for DPVAT and R$ 4 million for retroassignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

In June 2005, the Investment Portfolios totaled R$ 31,639 million, comprising almost half of market resources.

Increase in Number of Participants – in thousands

Increase in Life Insurance Policyholders – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership, in 1H05, of both markets in which it operates, with a 28.4% share of income from private pension plans and a 16.2% share of life insurance premiums.

Bradesco is also sole leader in VGBL plans with a 42.3% share and a 24.0% share in PGBL (Source: ANAPP – Data accumulated until May 2005).

The number of Bradesco Vida e Previdência customers reached 12.8%, in 1H05, surpassing the mark of 1.5 million private pension plan participants and 7.6 million life insurance holders. This significant increase was prompted by the strength of the Bradesco brand name, by the use of an appropriate management and sales policies and by the launching of innovative products.

Year-end technical provisions totaled R$ 31.1 billion in 1H05, an increase of 23.7% as compared to the same period of 2004. The portfolio of investments in private pensions and VGBL totaled R$ 31.6 billion, comprising almost half of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized during 1H05, conquering the following awards:

  Company of the Year – awarded by FGV on 5.9.2005;

  Top of Business – awarded on 5.13.2005;

  Best and Biggest – Top in the ranking of largest insurance companies by premium, June/2005 edition;
  “Desbravadores” Trophy – pioneer in VGBL, awarded on 3.15.2005;

  “Marketing 10” Trophy – by line of products (Life insurance, premium on personal accidents, Prev Jovem, amongst others), awarded on 3.15.2005.

Savings Bonds Companies (1)

Balance Sheet – R$ million

	2004		2005

	March	June	March	June

Assets
Current Assets and Long-Term Assets	2,639	2,683	2,621	2,749
Marketable Securities	2,547	2,596	2,536	2,658
Accounts Receivable and Other Receivables	92	87	85	91
Permanent Assets	20	201	91	34
Total	2,659	2,884	2,712	2,783

Liabilities
Current and Long-Term Liabilities	2,286	2,416	2,295	2,352
Tax and Labor Contingencies	257	286	190	192
Other Liabilities	73	121	70	108
Technical Provisions	1,956	2,009	2,035	2,052
Stockholders' Equity	373	468	417	431
Total	2,659	2,884	2,712	2,783

Statement of Income – R$ million

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Savings Bonds	306	396	702	284	357	641
Technical Provisions Variation	(50)	(7)	(57)	(14)	21	7
Draws and Redemption of Bonds	(273)	(346)	(619)	(247)	(313)	(560)
Redemptions	(261)	(336)	(597)	(238)	(304)	(542)
Draws	(12)	(10)	(22)	(9)	(9)	(18)
Selling Expenses	–	–	–	(4)	(3)	(7)
Financial Result	107	71	178	71	71	142
Administrative Expenses/Taxes	(19)	(28)	(47)	(12)	(12)	(24)
Equity in the Earnings of Subsidiaries and
Affiliated Companies	3	26	29	49	–	49
Non-Operating Income	(1)	–	(1)	–	–	–
Income Before Taxes and Contributions	73	112	185	127	121	248
Taxes and Contributions on Income	(24)	(27)	(51)	(26)	(39)	(65)
Net Income	49	85	134	101	82	183
(1) Bradesco Capitalização and Atlântica Capitalização are included.

Bradesco Capitalização’s outstanding position in the savings bonds market is the result of its transparent operating policy, which is focused on adjusting its products in line with potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for May 2005 published by SUSEP. The company’s market share was of 30.89% in Amazonas and 24.67% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (lump sum or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente Bradesco” (Lucky Bond) savings bonds series.

Bradesco Capitalização was the first private savings bonds company in Brazil to receive ISO 9002 Certification, which in December 2002 was upgraded to the 2000 Version ISO 9001:2000. Granted by Fundação Vanzolini, the certification attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Savings Bonds Certificates – Market Share (%)

Technical Provisions – Market Share (%)

Growth in Technical Provisions – R$ million

Following Bradesco Capitalização’s fast-growing pace, the volume of Technical Provisions totaled R$ 2.052 billion in June 2005, a growth rate of 2.1% compared to the same period in 2004. According to data for May 2005 disclosed by SUSEP, the company has 21.1% of the total market volume of Technical Provisions.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments to its clients.

Number of Customers – in thousands

As a result of a customer loyalty building policy, focused on the quality customer service and the offer of innovative products, the number of Bradesco Capitalização’s clients totaled more than 2.6 million at the end of 1H05.

Outstanding Traditional Savings Bonds – in thousands

Outstanding Savings Bonds with Transfer of Draw Participation Rights – in thousands

Total Outstanding Savings Bonds – in thousands

The outstanding savings bonds portfolio varied from 59.9 million in June 2004 to 11.9 million in June 2005. This decrease was motivated by the redemption of a major series of bonds with “Transfer of Draw Participation Rights”, which were sold in 2004 via partnership agreements in various market segments. Of the total portfolio, 62.8% comprise bonds with “Transfer of Draw Participation Rights”, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bonds certificate is to add value to partners’ products or to provide incentives for customer due payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1.	In March 2005, Bradesco Capitalização was awarded the “Segurador Brasil 2005” (Brazil’s Insurance Company 2005), sponsored by “Segurador Brasil” magazine. The company was recognized as having the “Best Performance”.

2.	Bradesco Capitalização conquered the “Top Marketing 2005” Award, of ADVB/SP, for the case “Pé Quente Bradesco SOS Mata Atlântica” (Bradesco Lucky Bond Helping the Atlantic Forest). The award aims at giving special acknowledgement to Organizations strengthening the creation or the endurance of its products, service or brand, by means of innovative and solid marketing strategies.

3.	Bradesco Capitalização deserved special acknowledgement in the “Balanço Financeiro” magazine award, an annual publication edited by Gazeta Mercantil in partnership with the consulting firm Austin Rating. The company was awarded in the “Savings Bonds” category.

4.	In June 2005, Bradesco Capitalização was given the trophy “Gaivota de Ouro”, granted by the “Seguro Total” magazine. The company received special acknowledgement in the “Melhores Empresas de Capitalização” (Best Savings Bonds Companies) category in the “V Prêmio Mercado de Seguros 2005” (5th Insurance Market Award 2005).

Banco Finasa

Consolidated Balance Sheet – R$ million

			2004		2005

			March	June	March	June

Assets
Current Assets and Long-Term Assets			6,508	7,037	9,949	11,883
Funds Available			15	5	5	10
Interbank Investments			35	111	164	245
Marketable Securities and Derivative Financial Instruments			91	68	167	59
Interbank Accounts			27	29	17	33
Loan and Leasing Operations			5,974	6,482	9,155	11,048
Allowance for Doubtful Accounts			(213)	(227)	(277)	(329)
Other Receivables and Other Assets			579	569	718	817
Permanent Assets			383	361	1,655	1,739
Total			6,891	7,398	11,604	13,622

Liabilities
Current and Long-Term Liabilities			6,608	7,023	11,032	12,927
Demand, Time and Interbank Deposits			5,976	6,479	10,572	12,487
Interbank Accounts			24	3	–	–
Borrowings and Onlendings			55	55	47	10
Derivative Financial Instruments			319	241	113	83
Other Liabilities			234	245	300	347
Deferred Income			19	30	35	51
Stockholders’ Equity			264	345	537	644
Total			6,891	7,398	11,604	13,622

Consolidated Statement of Income – R$ million
		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	454	567	1,021	736	849	1,585
Financial Intermediation Expenses	(262)	(300)	(562)	(500)	(615)	(1,115)
Gross Income from Financial
Intermediation	192	267	459	236	234	470
Other Operating Income (Expenses)	(100)	(137)	(237)	(150)	(168)	(318)
Operating Income	92	130	222	86	66	152
Non-Operating Income (Expenses)	–	(2)	(2)	1	–	1
Income Before Taxes and Contributions	92	128	220	87	66	153
Taxes and Contributions on Income	(32)	(6)	(38)	(15)	(6)	(21)
Net Income	60	122	182	72	60	132

Profile

Banco Finasa S.A. is the Consumer Sales Financing of Bradesco Organization, supplementing its businesses, focused on Personal Loans and financings for the acquisition of Light Vehicles, Transport and Other Assets or Services.

Finasa operates through the Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, responsible for acquiring new clients and business partners, by means of its 203 branches and 3,660 employees registered in June 2005.

Under the light vehicles and transport financing item, Finasa is present is 16,436 car dealers of new and used vehicles, trucks, buses and highway implements, operating nationwide.

In the financing of Other Assets and Services “Finabens”, it operates by means of 23,551 authorized stores selling furniture, décor, tourism, auto parts, home-improvement materials and IT related equipment and software, clothing and footwear, among others.

Referring to Personal Loan, named as CP, Finasa offers traditional loan, with stubbook issuance, guarantees for checks or vehicles and private sector’s Loan Deposited in payroll. The products are offered in branches or alternative channels, such as Delivery and also partnerships with stores and dealers authorized by Finasa Promotora, named as “CP Parcerias” (CP Partnerships).

The operational agreements complement Finasa’s businesses. These agreements are executed with car makers and car dealers, trucks and Finabens stores, following the example of Ford, Abracred – Brazilian Association of Fiat Car Dealers, Anamaco, Microsoft, Casas Bahia, Salfer, Dudony, Ponte Magazine and Eletrozema.

The material facts of 1H05 were:

1.	In April, Morada Serviços e Financiamentos Ltda. was acquired, with a structure of 33 branches, 2,964 authorized stores and 218 employees, mainly operating in the cities of Rio de Janeiro and São Paulo. On April 30, Finasa Promotora merged Morada Serviços e Financiamentos Ltda.

2.	Also in April, it was structured a specialized staff for the transport segment, with 102 employees, to serve business partners of all regions of the Country, which sells buses, trucks and highway implements.

3.	Continuance of expansion process, and 5 new branches were inaugurated in the 1H05 for auto financing and 49 branches in the Personal Loan segment.

Operating Performance

On June 30, 2005, consolidated total assets –Consolidated, including affiliated companies, reached R$ 13.6 billion, a growth rate of 84.12% compared to June 2004.

During the 1H05, the balance of loans and financings of Finasa exceeded the historical milestone of R$ 10.0 billion, ending the first half with R$ 11.0 billion in portfolio, 70.44% higher compared to same period of 2004, prior to Doubtful Accounts. Another historical milestone for the Bradesco this first half was the production exceeding the amount of R$ 1.0 billion of new businesses per month.

The financing and loan portfolio ended the 1H05 as follows:

  Auto financing: balance of R$ 9.6 billion, with a 59.37% growth compared to June 2004, operating a volume of R$ 4.4 billion in 1H05 compared to R$ 2.8 billion over same period of 2004 with a 59.29% growth in this item, where we also recorded a evolution of our market share from 18.8% in June 2004 to 20,3% in May 2005.

  Financing of other Assets and Services (FINABENS): R$ 1.2 billion of balance in portfolio, with an increase of 184.84% compared to same period of 2004 distributed in 1,984 thousand clients, a 160.71% growth. New businesses conducted in the 1H05 reached R$ 1.3 billion, a growth of 228.57% compared to same period of 2004, with market share in this item increasing from 6.4% in June 2004 to 24.4% in June 2005, pointing out this first half the start of operating agreement with Casas Bahia.

  Personal Loan: balance of R$ 252.0 million, increasing 189.87% over June 2004. The volume traded this first half reached R$ 213.0 million, 195.30% higher than 2004.

In 1H05, Bradesco posted a net income prior to mark-to-market – SWAP of R$ 113.6 million compared to R$ 101.9 million in 1H04, a 11.41% increase in this item recording Stockholders’ Equity of R$ 643.0 million in June 2005, which includes R$ 80.0 million of capital increase occurred in April 2005, referring to the acquisition of Morada Serviços e Financiamentos Ltda.

After the mark-to-market adjustment, which this first half had a lower effect than in 2004 R$ 18.2 million gain in 2005, compared to R$ 79.9 million in 2004, the Net Income had the following composition:

	R$ million

	1H05

	2004	2005

Net Income before Mark-to-Market – SWAP	101,9	113,6
Mark-to-Market Effect – SWAP	79,9	18,2
Net Income	181,8	131,8

Leasing Companies

On June 30, 2005, Bradesco Organization had the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, formerly Potenza Leasing S.A. Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil.

Aggregated Balance Sheet – R$ million

	2004		2005

	March	June	March	June

Assets
Current Assets and Long-Term Assets	5,217	5,259	5,439	13,000
Funds Available	4	1	–	–
Interbank Investments	2,273	2,325	2,607	10,135
Marketable Securities and Derivative Financial Instruments	1,254	1,273	751	668
Leasing Operations	1,305	1,271	1,578	1,673
Allowance for Doubtful Accounts	(119)	(107)	(82)	(82)
Other Receivables and Other Assets	500	496	585	606
Permanent Assets	39	37	87	86
Total	5,256	5,296	5,526	13,086

Liabilities
Current and Long-Term Liabilities	3,056	3,060	3,264	10,803
Funds obtained in the Open Market and Funds Received from Issuance of
Securities	1,703	1,766	1,987	9,465
Borrowings and Onlendings	233	203	188	177
Derivative Financial Instruments	20	15	6	4
Subordinated Debt	625	623	626	629
Other Liabilities	475	453	457	528
Stockholders' Equity	2,200	2,236	2,262	2,283
Total	5,256	5,296	5,526	13,086

Statement of Income – R$ million

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	415	426	841	403	595	998
Financial Intermediation Expenses	(304)	(324)	(628)	(292)	(479)	(771)
Gross Income from Financial
Intermediation	111	102	213	111	116	227
Other Operating Income (Expenses)	(14)	(25)	(39)	(15)	(50)	(65)
Operating Income	97	77	174	96	66	162
Non-Operating Income	1	–	1	–	1	1
Income Before Taxes and Contributions	98	77	175	96	67	163
Tax and Contributions on Income	(37)	(24)	(61)	(33)	(20)	(53)
Net Income	61	53	114	63	47	110

Leasing Performance – Consolidated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On June 30, leasing operations brought to present value totaled R$ 1.973 billion, with a balance of R$ 12.2 million receivable in operating leases.

The Bradesco Organization leasing companies are sector leaders, according to ABEL, with an 11.6% share of this market (reference date: May 2005).

This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following graph presents the breakdown of Bradesco's consolidated leasing portfolio by type of asset.

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Administradora (Management Company)

Balance Sheet – R$ thousand

	2004		2005

	March	June	March	June

Assets
Current Assets and Long-Term Assets	36,744	47,501	94,638	116,074
Funds Available	–	–	36	9
Marketable Securities	35,788	45,765	93,860	114,002
Other Receivables	956	1,736	742	2,063
Permanent Assets	747	800	734	706
Total	37,491	48,301	95,372	116,780

Liabilities
Current and Long-Term Liabilities	8,859	14,336	25,215	37,918
Amounts Refundable to Former Groups Now Closed	5,560	5,650	5,980	6,081
Other Liabilities	3,299	8,686	19,235	31,837
Stockholders’ Equity	28,632	33,965	70,157	78,862
Total	37,491	48,301	95,372	116,780

Statement of Income – R$ thousand

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Revenues from Services Rendered	15,335	20,023	35,358	29,794	33,427	63,221
Taxes Payable	(903)	(1,183)	(2,086)	(2,912)	(3,337)	(6,249)
Financial Income	919	1,263	2,182	3,320	4,501	7,821
Administrative Expenses (Including Personnel Expenses)	(1,933)	(2,559)	(4,492)	(3,313)	(4,112)	(7,425)
Selling Expenses	(2,088)	(5,078)	(7,166)	(2,336)	(5,907)	(8,243)
Other Operating (Expenses) Income	47	120	167	430	746	1,176
Income Before Taxes and Contributions	11,377	12,586	23,963	24,983	25,318	50,301
Taxes and Contributions on Income	(1,950)	(2,657)	(4,607)	(8,737)	(8,841)	(17,578)
Net Income	9,427	9,929	19,356	16,246	16,477	32,723

Consortium Groups

Balance Sheet – R$ thousand

	2004		2005

	March	June	March	June

Assets
Current and Long-Term Assets	124,366	164,330	330,949	377,010
Amount Offset	4,436,832	5,499,952	8,268,522	9,495,099
Total	4,561,198	5,664,282	8,599,471	9,872,109

Liabilities
Current and Long-Term Liabilities	12,260	21,626	52,264	69,131
Stockholders’ Equity	112,106	142,704	278,685	307,879
Amount Offset	4,436,832	5,499,952	8,268,522	9,495,099
Total	4,561,198	5,664,282	8,599,471	9,872,109

Operating overview

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas to the Bank’s employees and on January 21, 2003, these sales were extended to Bradesco account holders and non-account holders, including the consortium purchase system in the Bank’s product portfolio.

Operating in the Administration of Consortium Groups for the purchase of real estate, Vehicles, Tractors, Trucks and Combine Harvesters, the Company relies on Banco Bradesco’s customer service infrastructure.

The Company relies on all the facilities offered by the Bradesco Branch Network to commercialize its products, which is a distinct market advantage responsible for the rapid growth presented by the consortium purchase system segment. The extensive nature and security associated with the Bradesco Brand Name are added advantages for expanding consortium plan sales.

Mission Statement

The Company’s mission is to manage consortium plans and groups for individuals and corporations regardless of whether they are Bradesco account holders or not.

To operate in the car, truck, tractor and combine harvester segment, as well as in real estate, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco’s Organization philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its clients.

Provide all social classes with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially taking into account in relation to real estate product, the country’s current high housing deficit.

Representation

Market Share – Real Estate Consortium

Bradesco Consórcios

Market Share – Automobile Consortium

Bradesco, present in this segment, has been playing an important role in the placement of personal and real property to the population. In this sector, the consumer may buy an apartment, house, land or office unit.

In 1H05, 47 thousand consortium quotas were sold.

On June 30, we recorded total accumulated sales exceeding 174,4 thousand consortium quotas, totaling sales higher than R$ 5.1 billion and recording 39.8 thousand draws, with 26,5 thousand assets delivered and 931 active groups. In 1H05, we inaugurated 126 groups.

Active Quotes

Conquering Leadership

With a bold market strategy, Bradesco Consórcios leads the real estate segment, according to data informed by the Brazilian Central Bank in May, with 46,638 active quotas. These results brought important recognition, such as the Marketing Best and ADVB award.

Supported by an aggressive campaign for the sale of automobile quotas, Bradesco Consórcios reached also the leadership of the Auto segment, according to Central Bank’s data, leaving behind consortium management companies associated with car makers, such as: Volkswagen, Fiat and GM. In May 2005, we registered 112,250 active quotas referring to this segment.

Leadership is conquered and consolidated (Real Estate and Auto) as a result of ongoing and determined efforts, motivated by the enthusiasm of each sales teams and the Branch Network distribution.

Total Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies (*)

List of 10 largest auto segment consortium management companies (*)

Bradesco S.A. Corretora de Ttulos e Valores Mobiliários

Balance Sheet – R$ thousand

	2004		2005

	March	June	March	June

Assets
Current and Long-Term Assets	320,961	128,999	1,108,194	101,281
Funds Available	15	38	43	49
Interbank Investments and Securities	62,397	69,514	57,808	65,952
Other Receivables and Other Assets	258,549	59,447	1,050,343	35,280
Permanent Assets	21,084	22,154	24,619	28,926
Total	342,045	151,153	1,132,813	130,207

Liabilities
Current and Long-Term Liabilities	271,781	77,818	1,066,541	59,190
Other Liabilities	271,781	77,818	1,066,541	59,190
Stockholders' Equity	70,264	73,335	66,272	71,017
Total	342,045	151,153	1,132,813	130,207

Statement of Income – R$ thousand

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	2,498	2,557	5,055	1,285	3,565	4,850
Other Operating Income (Expenses)	5,113	1,162	6,275	5,148	2,180	7,328
Operating Income	7,611	3,719	11,330	6,433	5,745	12,178
Non-Operating Income	–	2	2	–	(7)	(7)
Income before Taxes and Contributions	7,611	3,721	11,332	6,433	5,738	12,171
Taxes and Contributions on Income	(2,561)	(1,234)	(3,795)	(2,978)	(1,912)	(4,890)
Net Income	5,050	2,487	7,537	3,455	3,826	7,281

Bradesco Corretora maintained its outstanding position in the Capital Markets at the end of 1H05.

We present below a summary of the main activities carried out during the 1H05:

Bradesco Corretora ended the 1H05 ranked 13th among the more than 90 brokerage firms operating in the São Paulo Stock Exchange (BOVESPA). During the period, services were provided to 30,345 investors and 261,946 call and put options were carried out for a total financial volume of R$ 7.8 billion. The project “Sala de Ações” (“Stock Room”) was launched, with the first unit established in the Nova Central Branch. Bradesco Corretora participates with BOVESPA in the “Bovespa vai até você” campaign, an important effort to raise public awareness regarding the benefits of investing in the stock market.

This 1H05, Bradesco Corretora negotiated 1,791.9 thousand contracts in the Mercantile and Futures Exchange (BM&F) with a financial volume of R$ 196.6 billion, ranking it at the 20th position out of more than 80 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as on promoting the futures markets. In the agribusiness, it has been acting directly in the country’s main production centers, through visits, seminars and participation in agricultural and farming fairs and exhibitions. In conjunction with the BM&F, the company sponsored visits to the exchange and to Bradesco Corretora in São Paulo by clients from all over the country. At the same time, the company hosted numerous visits by agricultural producers, teachers, opinion-makers and brokers of the physical commodities market. Bradesco Corretora, since January, has been participating in the negotiation of mini future contracts of Bovespa Index, US$ and “boi gordo” (cattle) by WebTrading System, with a view to offering an alternative to conduct derivative operations directly on the trading session.

Online web trading for the 1H05 totaled 135,852 orders, with financial volume of R$ 820.0 million, representing 2.4% of all Home-Broker operations carried out in BOVESPA and placing Bradesco Corretora at the 7th position in the overall ranking. The customer base increased by 17.3% with more than 4,803 new clients recorded during the 1H05 and more than 26,005 e-mails received.

As a result of its role in Public Offerings of Stocks Purchases, Primary and Secondary Public Offerings, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues to hold its important market position, with a financial volume of R$ 468.1 million for the 1H05.

Bradesco Corretora offers an investment analysis service, operating jointly with Banco Bradesco’s economic area, delivering main market performance reports, suggested stock portfolios and a comprehensive stock guide.

The company also offers a non-resident investor representative service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2,689, as of January 26, 2000.

Net Income recorded for the 1H05 totaled R$ 7.3 million.

Stockholders' Equity at the end of the 1H05 reached R$ 71.0 million and the assets totaled R$ 130.2 million.

Information – Trading at BM&F and BOVESPA

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

BM&F
Ranking	26th	28th	27th	19th	21st	20th
Contracts Traded (thousand)	730.3	666.3	1,396.6	877.1	914.8	1,791.9
Financial Volume (R$ billion)	80.0	76.1	156.1	106.4	90.2	196.6
Stock Exchange
Ranking	9th	13th	10th	11th	24th	13th
Number of Investors	57,813	40,071	93,563	19,768	15,609	30,345
Number of Orders Executed	101,820	114,019	215,839	141,579	120,367	261,946
Volume Traded (R$ Billions of)	4.7	2.7	7.4	5.1	2.7	7.8
Home Broker
Ranking	5th	5th	5th	7th	8th	7th
Registered Customers	21,787	23,508	23,508	30,633	32,584	32,584
Orders Executed	59,785	49,229	109,014	72,999	62,853	135,852
Volume Traded (R$ million)	355.7	285.5	641.2	460.7	359.3	820.0

Bradesco Securities, Inc.

Balance Sheet – R$ thousand

	2004		2005

	March	June	March	June

Assets
Current and Long-Term Assets	64,255	66,047	59,308	53,752
Funds Available	424	6,922	8,405	7,275
Interbank Investments	2,912	491	–	–
Marketable Securities and Derivative Financial Instruments	60,894	58,611	50,852	46,442
Other Receivables and Other Assets	25	23	51	35
Permanent Assets	56	46	22	16
Total	64,311	66,093	59,330	53,768

Liabilities
Current and Long-Term Liabilities	433	203	985	581
Other Liabilities	433	203	985	581
Stockholders' Equity	63,878	65,890	58,345	53,187
Total	64,311	66,093	59,330	53,768

Statement of Income – R$ thousand

	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Gross Income from Financial
Intermediation	720	(1,899)	(1,179)	(751)	2,392	1,641
Other Operating Income (Expenses)	(1,767)	(452)	(2,219)	(518)	(488)	(1,006)
Operating Income (Expenses)	(1,047)	(2,351)	(3,398)	(1,269)	1,904	635
Net Income/(Net Loss)	(1,047)	(2,351)	(3,398)	(1,269)	1,904	635

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADRs programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status (Board of Governors of the Federal Reserve System), on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

  Securities trading (underwriting, private placement and market-making);

  Acquisitions, mergers, portfolio management and financial services (merchant banking);

  Mutual funds portfolio management; and

  Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1)	The Bradesco Management (Board of Executive Officers and Board of Directors) comprises the Governing Board of the Fundação Bradesco, the Entity’s Top Deliberative Body. Reference Date: June 30, 2005

Main Subsidiaries and Affiliated Companies

Banco Bradesco
99.99% ON
99.99% TOTAL
Banco Bradesco Argentina
99.99% ON
99.99% TOTAL
Bradesco Corretora T.V.M.
100.00% ON
100.00% TOTAL
Banco Boavista
100.00% ON
100.00% TOTAL
Banco BEM
100.00% ON
100.00% TOTAL
Bradesco Leasing S.A. Arrendamento Mercantil
99.99% QUOTAS
União Participações Ltda.
100.00% ON
100.00% TOTAL
Banco Finasa
100.00% ON
100.00% TOTAL
BRAM Bradesco Asset Management S.A. DTVM
100.00% ON
100.00% TOTAL
Cia. Securitiz. de Créditos Financeiros Rubi
100.00% ON
100.00% TOTAL
Banco Mercantil de SP
64.52% ON
64.52% TOTAL
34.96% ON
34.96% TOTAL
Banco Alvorada S.A.
50.10% QUOTAS
Bradesco Templeton Asset
99.99% QUOTAS
Bradesco Consórcios
Banco Bradesco Luxembourg
50.00% QUOTAS
UFJ - Bradesco Participações
99.99% QUOTAS
Scopus Tecnologia
100.00% ON
100.00% TOTAL
Bradesco Saúde
100.00% ON
100.00% TOTAL
Bradesco Internat. Health Service
100.00%
Bradesco Securities
100.00%
100.00%
Agência New York
100.00%
Bradport – SGPS. Sociedade Unipessoal Lda.
100.00%
Agência Grand Cayman
100.00%
49.00% ON
49.00% TOTAL
Bradesco Services Co.
CPM Holdings
100.00% ON
100.00% TOTAL
Bradesco Seguros
99.77% ON
99.77% TOTAL
Bradesco Argentina de Seguros
100.00% ON
100.00% TOTAL
Finasa Seguradora
100.00% ON
100.00% TOTAL
Atlântica Capitalização
100.00% ON
100.00% TOTAL
Bradesco Auto/RE Cia. de Seguros
100.00% ON
100.00% TOTAL
Bradesco Vida e Previdência
51.00% ON
40.00% TOTAL
Indiana Seguros
100.00% ON
100.00% TOTAL
Bradesco Capitalização

Administrative Body

Stockholders' General Meeting
Fiscal Council
Board of Directors
Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Executive Committee of Ethical Conduct
Remuneration Committee
President
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme
(Managing Director)
General Inspectorate
(Internal Audit)
Banco Bradesco Argentina
José Guilherme Lembi de Faria
(Managing Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Managing Director)
Human Resources
Milton Matsumoto
(Managing Director)
Executive Committee for Information Security
Domingos Figueiredo de Abreu
(Managing Director)
Compensation Committee
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
• Marketing
Ademir Cossiello
• Bradesco Capitalização (Production)
• Retail Bradesco
• Branch Network (Retail)
Armando Trivelato Filho
• Bradesco Dia e Noite (Day and Night)
• Customer Relations
José Guilherme Lembi de Faria
• Bradesco Services Co., Ltd.
Luiz Pasteur Vasconcellos Machado
• Cards
Odair Afonso Rebelato
• Banco Postal
Décio Tenerello
José Alcides Munhoz
• Loan
José Guilherme Lembi de Faria
• International Area
Paulo Eduardo D'Avila Isola
• Loans and Borrowings
• Finasa Promotora de Vendas
• Leasing
José Luiz Acar Pedro
• Investor Relations
Milton Matsumoto
• Executive Quality Committee
• O&M
• Scopus Tecnologia
• Staff Training
Sérgio de Oliveira
• Stocks and Custody
• Bradesco Corretora de Títulos e Valores Mobiliários
• Bradesco Securities, Inc.
• BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
• Treasury
• Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
• Equity
Aurélio Conrado Boni
• IT:
– Systems Development
– IT Research and Technology
– Data Processing and Communications
– Centralized Services
– Business Technology
Luiz Pasteur Vasconcellos Machado
• Support and Services
Luiz Carlos Trabuco Cappi
• Bradesco Insurance Group Pension Plans
– Savings Bonds
– Live and Private
– Insurance
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
• Purchases
• Legal
• Budget and Control
Domingos Figueiredo de Abreu
• Tax Audit Committee
• General Controllership
• Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Empresas (middle market)
• Branch Network (Companies)
Cristiano Queiroz Belfort
• Bradesco Corporate Banking:
– Corporate
– Asian Desk/Euro Desk
– Capital Market
– Planning and Control
Sérgio Socha
• Bradesco Consórcios
José Alcides Munhoz
• Sale of Products and Services
• Banking Fees and Charges
Luiz Pasteur Vasconcellos Machado
• Bradesco Prime
• Private Banking
• Prime Branch Network
Odair Afonso Rebelato
• Credit Recovery
Sérgio de Oliveira
• Investments

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service									Austin Rating
International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale
Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1 (bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A–	AA
B	3	AA	F3	AA	F3	AA(bra)	F2 (bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA–	B	AA–	B	AA– (bra)	F3 (bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+ (bra)	B (bra)	A1		A1		A1		A1.br		B–	BB
C/D		A	D	A	D	A (bra)	C (bra)	A2		A2		A2		A2.br		C+	B
D		A–		A–		A– (bra)	D (bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+ (bra)		Baa1		Baa1		Baa1		Baa1.br		C–	CC
E		BBB		BBB		BBB (bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB–		BBB–		BBB– (bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+ (bra)		Ba1		Ba1		Ba1		Ba1.br		D–
		BB		BB		BB (bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB–		BB–		BB– (bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+ (bra)		B1		B1		B1		B1.br
		B		B		B (bra)		B2		B2		B2		B2.br
		B–		B–		B– (bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC (bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC (bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C (bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD (bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD (bra)		C		C		C		C.br
		D		D		D (bra)
N.B.: Bradesco's risk ratings are among the highest attributed to Brazilian Banks.

Risk Ratings – Insurance and Savings Bonds Companies

Insurance					Savings Bonds

Fitch Ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA (bra)	AA	brAA	AASR	brAA	brAA
AA – (bra)	AA–	brAA–	AA–SR	brAA–	brAA–
A+ (bra)	A+	brA+	A+SR	brA+	brA+
A (bra)	A	brA	ASR	brA	brA
A– (bra)	A–	brA–	A–SR	brA–	brA–
BBB+ (bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB (bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB– (bra)	BBB–	brBBB–	BBB–SR	brBBB–	brBBB–
BB+ (bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB (bra)	BB	brBB	BBSR	brBB	brBB
BB– (bra)	BB–	brBB–	BB–SR	brBB–	brBB–
B+ (bra)	B+	brB+	B+SR	brB+	brB+
B (bra)	B	brB	BSR	brB	brB
B– (bra)	B–	brB–	B–SR	brB–	brB–
CCC (bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC (bra)	CC	brCC	CCSR	brCC	brCC
C (bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Ranking

Source	Criterion	Position	Reference Date

“The Forbes Global 2000“ Research	Banks/Forbes 2000*	1st (Brazil)	March 2005

“The Forbes Global 2000“ Research	Banks/Forbes 2000*	38th (Worldwide)	March 2005

“The Forbes Global 2000“ Research	Overall/Forbes 2000*	2nd (Brazil)	March 2005

“The Forbes Global 2000“ Research	Overall/Forbes 2000*	208th (Worldwide)	March 2005

* Forbes 2000: companies comprising “The Forbes Global 2000” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure allows to grouping together customers with similar profiles, facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has 15 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Post-Office Branches) and Correspondent Banks, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing easy and convenient services over extended hours.

In addition to the extensive service network, customers are offered the comfort of alternative service channels such as the Easy Phone (Fone Fácil) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies, as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing the Bank's results.

Significant investments have been made in staff training, designed to qualify employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 8:00 pm, seven days a week.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– team work;

– ongoing pursuit of innovation and excellence in customer service;

– transparency in all actions;

– commitment to self-development;

– adherence to strategic guidelines;

– creativity, flexibility and initiative;

– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Market solutions, through specific Managers who have a clear vision of risk, market, industries and relationship. In February, a training program was started in order to coach 25 new Managers, as a result of the continuous search for providing to customers the sales team with the best qualification of the market.

Among the various significant achievements obtained, we point out the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the important partnerships entered into with major international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Brazilian Desk

Bradesco was the first Brazilian bank to carry out an operating agreement with a Japanese bank allowing the inclusion of approximately 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two banks, which was entered into two years ago, offers checking accounts and products and services destined to meet the needs of this community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with 40 bilingual (Japanese and Portuguese) employees who answer via Automated Consulting and Contract Machines –ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities will also be available, initially, via 5,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

The operating agreement establishes a strategic alliance between Bradesco and the UFJ Bank, which will become the world's largest bank following its merger with Banco Tokyo Mitsubishi.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship, familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits and funds/portfolios) amount to R$ 59.6 billion.

Target Market

The 1,244 Economic Groups comprising Bradesco Corporate’s target market, which is comprised by large corporations which record sales results in excess of R$ 180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific clients:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe and Latin America.

Asian Desk – this structure is focused on the management of clients of Asian origin and the development of financial solutions, acting as an economic and financial advisor in business carried out with Japan and the Asian continent as a whole.

Agribusiness – the structure operates throughout this economic segment's production chain in the pursuit to implement feasible structured solutions to meet the specific needs of companies, as well as offering traditional services and products.

Bradesco Empresas (Middle Market)

Bradesco's middle market segment, Bradesco Empresas, was created with a view to offering services to companies with annual sales results from R$ 15 million to R$ 180 million, through 66 exclusive Branches in the main Brazilian capitals.

Bradesco Empresas aims to offer the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Finance, targeting customers’ satisfaction and results to the Bank.

The 66 Branches are distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 362 Relationship Managers, who are included in the ANBID Certification Program, serving on average from 28 to 33 economic groups per manager, encompassing 19,223 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals focused on personalized advisory services, offers the Bank's high-income individual customers with minimum funds available for investment of R$ 1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each customer’s profile, under the Taylor Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking holds two offices in the cities of São Paulo and Rio de Janeiro, as well as 7 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador and Recife. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the relationship management of high net wealth individuals.

Bradesco Prime

Bradesco Prime’s target public comprises individual customers with monthly income of more than R$ 4 thousand, or with investments in excess of R$ 50 thousand. This high income segment is aligned to Bradesco’s commitment in offering a Complete Bank to all its clients.

Bradesco Prime’s Mission is to be the first Client’s Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Customized service by the Relationship Managers who, due to of their small client portfolios, are able to dedicate special attention to each client;

– Differentiated products and services, including the “Online Chat”, a real time financial consulting and the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the customer's relationship with the Bank through the offer of increasing benefits, the “chat on-line”, real time financial consultant, besides investments funds exclusively created for Bradesco Prime clients.

Bradesco Prime Customers have access to a Network comprising 184 exclusive Branches throughout Brazil. In addition, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and ATM equipment.

Some Prime branches also offer differentiated services, such as:

– Prime Digital Branch: focused on customer service via call center at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remote-connected equipment, enabling client to conduct his/her business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to meet the financial needs of their clients. Moreover, all of these managers are included in the ANBID certification program.

Customer Service Network

	2004				2005

	June				March			June

	Branches	PABs	PAEs	PAAs	Branches	PABs	PAEs	Branches	PABs	PAEs

Consolidated	3,054	782	1,427	19	2,959	884	1,464	2,913	903	1,429
Bradesco	2,977	765	1,417	–	2,958	884	1,464	2,912	903	1,429
BEM(1)	76	17	10	19	–	–	–	–	–	–
Banco Finasa	1	–	–	–	1	–	–	1	–	–

Banco Postal	5,013				5,389			5,403

Branches Abroad	7				4			4

Subsidiaries Abroad	6				5			5

ATMs	21,600(2)				22,060			22,247

ATMs Network	1,822				1,974			2,081
Outplaced Terminais

Finasa Promotora de	53				121			203
Vendas

Promovel	68				–			–
Empreendimentos e
Serviços (3)

PAB (Corporate Site Branch), PAA (Advanced Service Branch) and PAE (Electronic Banking Branch).
(1) The BEM Branches were incorporated on October 25, 2004; 29 Branches were integrated under the Bradesco flag; 12 PAAs were converted into Branches; 15 PABs and 3 PAEs were transferred to Bradesco and 2 PAEs converted into PABs;

(2) 211 ATM machines of Banco BEM are not included; and
(3) Merged into Finasa Promotora de Vendas in November 2004

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

Region/State	June 2004			June 2005

	Bradesco	Total banks in market (1)	Market share (%)	Bradesco	Total banks in market (1)	Market share (%)

North
Acre	5	31	16.1	5	32	15.6
Amazonas	59	133	44.4	58	134	43.3
Amapá	4	19	21.1	4	24	16.7
Pará	50	267	18.7	49	277	17.7
Rondônia	18	88	20.5	18	88	20.5
Roraima	2	17	11.8	2	17	11.8
Tocantins	13	95	13.7	13	84	15.5

Total	151	650	23.2	149	656	22.7

Northeast
Alagoas	12	122	9.8	11	125	8.8
Bahia	232	740	31.4	209	733	28.5
Ceará	29	358	8.1	29	363	8.0
Maranhão	102(2)	254	40.2	67	226	29.6
Paraíba	17	168	10.1	17	174	9.8
Pernambuco	65	462	14.1	63	475	13.3
Piauí	10	113	8.8	8	115	7.0
Rio Grande do Norte	14	136	10.3	13	143	9.1
Sergipe	13	152	8.6	12	158	7.6

Total	494	2,505	19.7	429	2,512	17.1

Central West
Distrito Federal	33	291	11.3	30	304	9.9
Goiás	107	549	19.5	106	550	19.3
Mato Grosso	61	234	26.1	62	241	25.7
Mato Grosso do Sul	56	222	25.2	56	224	25.0

Total	257	1,296	19.8	254	1,319	19.3

Southeast
Espírito Santo	40	315	12.7	40	328	12.2
Minas Gerais	286	1,889	15.1	276	1,833	15.1
Rio de Janeiro	272(3)	1,668	16.3	257(3)	1,645	15.6
São Paulo	1,106	5,508	20.1	1,072	5,609	19.1

Total	1,704	9,380	18.2	1,645	9,415	17.5

South
Paraná	178	1,248	14.3	171	1,263	13.5
Rio Grande do Sul	161	1,388	11.6	157	1,412	11.1
Santa Catarina	109	815	13.4	108	830	13.0

Total	448	3,451	13.0	436	3,505	12.4

Total	3,054	17,282	17.7	2,913	17,407	16.7

(1)	Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank – June 2005.
(2)	Includes 76 Banco BEM’s branches.
(3)	Includes one Banco Finasa’s branch.

Customer Service Network (Branches) – Market Share

Bradesco Day and Night Customer Service Channels

In addition to the Branch Network, Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Self-Service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night – ATM Network

This ATM network is strategically distributed in strategic points throughout Brazil, with 22,247 machines as of 6.30.2005.

Bradesco ATM Network Distribution – Monthly Productivity –1H05

Increase in Transactions – in thousands

Financial Volume – R$ million

ATM Network Highlights

Items	2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Cash withdrawal transactions (million)	101.1	103.4	204.5	107.5	109.1	216.6
Deposit transactions (million)	47.9	48.7	96.6	47.2	48.5	95.7

Items	2004		2005

	March	June	March	June

Banking service outlets (nationwide network)	6,628	6,783	7,033	7,155
Outplaced terminals (excluding branches, PABs and PAEs)	1,752	1,822	1,974	2,081

Highlights for the 1H05

•  846.4 million transactions carried out, a 6.7% increase compared to the same period of 2004, comprising a daily average of 4.8 million;

•  Traded financial volume totaled R$ 107.5 billion, up 9.9% compared to same period last year, comprising a daily average of R$ 616.9 million;

•  Instant Personal Loan transactions recorded growth of 37.8% in quantity and 49.5% in financial volume, as compared to the 1H04;

Bradesco Day and Night – Fone Fácil (Easy Phone Service)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers sites in São Paulo –Santa Cecília and Osasco (Headquarters).

Number of Calls – in millions

Number of Transactions – in thousands

Financial Volume – R$ million

Highlights for the 1H05

•  Implementation of Single Number 4002-0022 – unification of phone numbers making available access to “Fone Fácil” (Easy Phone);

•   In 1H05, 131.8 million calls were received, which means a higher volume of 11.4% compared to same period of 2004.

•  Implementation of New Electronic Services: personal loan; information about the best day to purchase with credit card; information about consortium (quota, general meetings and bid).

Bradesco Day and Night – Internet Banking

Bradesco Day and Night – Internet Banking Bradesco Day and Night manages a Portal which contains links to 40 related websites, 27 of which are institutional and 13 are transactional. Since it was first launched, Bradesco Internet Banking has focused on providing the largest number of online services as possible to its clients.

Bradesco Internet Banking currently offers its clients 582 different services, of which 337 for individuals and 245 for corporate clients, which can be accessed around-the-clock, seven days a week from anywhere. The figures evidence the enormous potential of the Internet.

Internet Banking – thousands of registered users

Transactions – in thousands (*)

(*) Via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission).

Financial Volume – R$ million (*)

(*) Via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission).

Services	Transactions – 1H05

Bradesco Internet Banking	6.6 million registered users on 6.30.2005;
(www.bradesco.com.br)	144.3 million transactions carried out.

ShopInvest Bradesco	1.071 thousand registered users on 6.30.2005;
(www.shopinvest.com.br)	554.9 thousand transactions carried out.

ShopCredit	7.9 million transactions/operations carried out.
(www.shopcredit.com.br)

Bradesco Net Empresa	321.619 registered companies on 6.30.2005.
(www.bradesco.com.br)	14.0 million transactions/operations carried out.

Bradesco Cards	11.0 million transactions carried out.
(www.bradescocartoes.com.br)

Net Empresa – WebTA	86.5 million transactions/operations carried out.
(Web File Transmission)

Highlights for 1H05

•  Bradesco won the survey conducted by “Infoexame” magazine – 100 Top E-Commerce Companies;

•   “Revista Executivos Financeiros” (Financial Executives Magazine) – e Finance 2005 Award: Best Individuals website: Bradesco; Best Means of Payment System: Bradesco e-commerce; Best Data and Image Transfer Project; Bradesco Net Empresa – WebTA; Best Consortium Purchase Plan website: Bradesco Consórcios and Best Loan website: Bradesco ShopCredit;

•   iBest 2005 Award – Banks category: Bradesco website; Financial Services category: Bradesco Cartões (cards)website; iBest Regional SP category: Bradesco website;

•  Implementation of Bradesco Security Key Project – Electronic (Token) and Card (TanCode);

•  New websites: Bradesco Prime; Bradesco Internet Banking; Shopinvest Institucional and Bradesco Universitários;

•  Implementation of new service via the Internet: regularization of debts; stocks public offering and scheduling of investments consulting;

•  Online service on Cidadetran website;

•  New Bradesco Net Express;

• New Infoemail Bradesco and Cards.

Banco Postal

Banco Postal is the trade name and brand through which Bradesco offers its products and services in all of Brazil's municipalities, in partnership with the Brazilian Postal and Telegraph Company – ECT. This service was introduced in Brazil with a view to promoting the inclusion of millions of Brazilians, who due to distance or income non-availability, were excluded from basic banking services.

Banco Postal was created to supplement the Financial System, enabling service mainly to low income population, at their own locations. It plays an important role as agent of social-economic development, enabling that funds circulate at local governments, fomenting the local savings.

In 2Q05, Banco Postal achieved 5,403 units implemented and more than 3.8 million opened checking accounts, in less than three years of activities.

Number of Transactions Made – in thousands

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its clients and users at home and abroad.

Investments

	R$ million

	Years					1st Half

	2000	2001	2002	2003	2004	2005

Infrastructure	227	509	613	469	230	115
IT/Telecommunications	617	743	947	1,225	1,302	583
Total	844	1,252	1,560	1,694	1,532	698

Risk Management and Compliance

Credit Risks, Operating Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

Risk management is becoming increasingly important, not only as a result of the global economy but also because of the most complex services and products provided to communities. Accordingly, Bradesco is constantly enhancing its risk management related activities in the pursuit to incorporate best international practices.

At Bradesco, risk management is seen as a competitive advantage, which adds value to the Bradesco Brand, since it provides the support required by the business areas for planning their activities, ensuring that resources are optimized and capital is allocated to the benefit of stockholders and society as a whole.

Accordingly, Bradesco has been providing important incentives over the years to its technical staff training programs, in particular regarding the professional qualification of those involved in the control and of risk management. The Department relies on an employee certified by GARP (Global Association of Risk Professionals) as financial risk manager, which consists of an internationally recognized exam for risk management professionals.

Aware that integrated risk management provides a competitive edge to activities, Bradesco established the Risk Management Department in July 1998 which, subsequent to the incorporation of compliance duties in March 2002, became the Risk Management and Compliance Department – DGRC. In July 2003, the department gained a statutory department director, aggregating the activities related to credit risk and other initiatives already in place in other areas of the Organization. The department became structured to perform the integrated management of loan, market, and operating risks, besides the compliance duties (comprising money laundering prevention, internal controls, information security, validation of transactions and Brazilian Payments System risks).

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department is designed not only to guarantee its independence, but also to place greater focus on these important value-added activities, demonstrating the Organization's commitment to the implementation of best corporate governance practices. Every effort is made to invest in and build its risk management capabilities. This is due to the fact that, as well as its own banking activities, Bradesco is extending risk analysis procedures to cover its equity related companies, such as BRAM –Bradesco Asset Management and all the insurance companies (Life, Private Pension Plans, Health, Savings Bonds and others), referring to market and actuarial risks, consolidating a single risk management culture throughout the Organization.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations to be issued by the Brazilian Central Bank, complementing Notice 12,746 as regards the New Capital Accord (Basel II) introduced by the Basel Committee in June 2004, and also the provisions of Section 404 of the Sarbanes-Oxley Act.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view allows the improvement of its risk management models, filling possible gaps, which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

As part of its Credit Risk Management improvement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing new loss estimation models to examine and prepare the rating inventories used in the different sectors where the Bank operates, follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying the causes of default and prepare risk mitigation strategies.

Efforts are focused on the adoption of advanced and robust models which are used to assess the risks inherent to all the components of the loan process, in line with best practices, as well as the recommendations of the most advanced models comprising the New Basel Capital Accord.

An important instrument – settled in 2004 – is the Executive Credit Risk Committee, which takes place monthly with the participation of senior management, focusing on assuring the strategic management of the Organization’s loan portfolio.

The following efforts, among others, are pointed out:
  implementation of expected and unexpected losses’ calculation system, besides of the allocation of the corresponding capital in Compliance with the New Basel Accord’s requirements;
  backtesting of the models used for measuring loan portfolio’s risks.
  optimization of the manageable IT systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision- making and loan portfolio’s management. follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the evolution of clients’ balances and recovery estimates by main areas involved (Business, Loan and Recovery); and
  continuous review and restructuring of the internal processes, involving roles and responsibilities, qualification, organizational structures review and IT demands.

Operating Risk Management

Operating risks are those which could occur as a result of the interruption of business, system failures, errors, omission, fraud or external events in the Bank's various activities, affecting both customers and the Institution.

Operating risk management at Bradesco is based on the application of its own processes, methodologies and tools enabling, among other benefits, a decrease in unsubscribed regulatory capital and potential operating loss events. This concept includes the dissemination of risk management culture at different levels, disclosure of its corporate policies and the establishment of ongoing monitoring procedures of exposure levels.

The Organization has prepared an action plan designed to achieve full compliance with the 10 principles of Good Operating-Risk-Management Practices and the New Capital Accord, established by the Basel Committee and to meet Brazilian Central Bank regulatory requirements.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area has implemented a specific management system for streamlining this information, aiming at monitoring and properly understanding operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

Considering its important status in the Brazilian financial scenario, the Bradesco Organization has established as its operating risk management goal the Advanced Model Approach, as defined by the Basel Committee. The efficient use of this model will require less allocation of capital and increase its competitive advantage, as a result of improved operating efficiency and decreased loss events.

The mitigation of operating risk is considered as a key objective for improving efficiency and business quality.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

As from March 2005, VaR started to include positions abroad (previously followed-up on an independent basis), thus, consolidating the market risk. In the chart below, we show Global VaR positions (Treasury, position in Brazil and abroad, and Trade Portfolio). In order to allow comparisons, the calculation for June, September and December 2004 was retroactive.

Risk Factors			R$ thousand

	2004			2005

	June	September	December	March	June

Pre-fixed	13,561	4,661	11,697	8,806	18,621
IGP-M	9,821	7,962	4,086	3,420	4,432
TR	8,105	4,012	4,168	5,226	3,297
Exchange coupon	52,859	13,291	17,947	33,051	11,673
Foreign currency	2,108	2,572	195	9,699	3,100
Variable income	–	–	339	839	773
Brady Bonds / Treasury (USA)	68,838	29,973	21,983	57,844	30,361
Other	1,948	722	699	810	436
Correlated effect	(31,868)	(18,139)	(20,367)	(41,466)	(24,862)
VaR	125,372	45,054	40,747	78,229	47,831

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed on a different basis, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Gap Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of minimum remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

  SPB Management – Brazilian Payment System, with a view to ensuring the effective transmission of communications between Organization’s Banks and all the entities taking part of this system.
  The activity is based on Organization’s information system monitoring tools, combined with a solid training and professional qualification, with a view to ensuring full operation and availability of the system. In addition, the Organization has a PCN – Continuous Operation Plan for SPB, documented in specific tool and with corporate access, taking into account scenarios and pre-defined actions, which enable to reduce risk of systemic non- availability. The areas involved in the process also rely on a room located in the city of Alphaville, for continuous operation of SPB processes, in the occurrence of possible claim (fire, collapse, strike, etc.), on headquarters premises or “Nova Central”, hindering the activities carried out there.
  The TED (Online Money Transfers) validation system, with a view to reducing operating risks generated by the unauthorized transfer of funds from the Organization, providing a greater level of security and reliability in transactions.
  Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in the Law 9,613/98.
  Information Security Management, a series of measures comprised mainly by controls and a Security Policy designed to protect customer and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

– information is collected legally and under the client’s awareness;

– information is sent to Bradesco is fully and securely stored and undergoes no modification with access restricted to authorized personnel only;

– information is only used for purposes which have been properly approved by the Organization;

– clients information is never disclosed to third parties, except upon legal or judicial determination.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Risk Management and Compliance

Capital Adequacy Ratio (Basel) – June 2005 – R$ million
Calculation

Calculation Basis	Consolidated	Total
	Financial (1)	Consolidated (2)

Stockholders' equity	17,448	17,448
Minority interest	7	52
Decrease in tax credits – BACEN Resolution 3,059	(82)	(82)
Reference equity – Tier I	17,373	17,418
Reference equity – Tier II (Subordinated Debt)	6,184	6,186
Total reference equity (Tier I + Tier II)	23,557	23,604
Risk-weighted assets	129,382	149,115
Capital adequacy ratio (%)	18.21	15.83
• Tier I	13.43	11.68
• Tier II	4.78	4.15

Ratio variation – %

Ratio in June 2004	18.07	15.74
Movement in Stockholders’ equity (%)
• Net income for the period	4.10	3.56
• Interest on own capital	(1.48)	(1.28)
• Mark-to-market adjustment – marketable securities and derivatives	0.29	0.25
• Capital increase by subscription, merger of stocks and goodwill	0.68	0.59
• Subordinated debt	0.19	0.16
• Other	(0.05)	(0.04)
Variation in weighted assets:
• Marketable Securities	0.16	(0.63)
• Loan operations	(2.19)	(1.55)
• Tax credit	0.12	0.04
• Risk (swap, market, interest rate and foreign exchange)	(1.28)	(0.96)
• Memorandum accounts	(0.28)	(0.21)
• Other assets	(0.12)	0.16

Ratio in June 2005	18.21	15.83

(1)	Financial companies only.
(2)	Financial and non-financial companies.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bank's business segment, as well as guiding the establishment of operating limits and the granting of loan.

Within rules and loan policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client/economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Committees located at the Bank's Headquarters play an important role in defining, approving the Organization’s loan policy, as well as in the joint decision-making within the competences referring to consultations proposed by the Branches (Prime, Private, Retail, Corporate and Corporate and Exchange Departments, including External Branches), previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

In addition to supporting the establishment of minimum parameters for granting loan and managing risk, the credit risk scoring system also facilitates the definition of differentiated loan policies based on the client’s specific characteristics and size, providing basis for the correct pricing of operations and for establishing the most appropriate guarantees in each situation.

In accordance with internal policy, Bradesco Client risk ratings are established on a corporate basis and are periodically reviewed to maintain the quality of the loan portfolio, segmented as follows:

Classification – Corporate

Rating	Bradesco	%Allowance	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with the Bank.

Cards

	Million

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Number of cards	42.7	43.5	43.5	46.9	48.5	48.5
Credit	7.0	7.0	7.0	7.6	7.7	7.7
Debit	35.7	36.5	36.5	39.3	40.8	40.8
Average Amount Billed – R$	4,658.6	4,869.9	9,528.5	5,864.9	6,039.9	11,904.8
Credit	2,704.9	2,745.8	5,450.7	3,118.3	3,238.4	6,356.7
Debit	1,953.7	2,124.1	4,077.8	2,746.6	2,801.5	5,548.1
Number of Transactions	90.5	95.8	186.3	113.1	116.0	229.1
Credit	43.1	44.0	87.1	50.5	51.8	102.3
Debit	47.4	51.8	99.2	62.6	64.2	126.8

Total Credit Card Base (Debit and Credit) – million

Credit Cards

Bradesco’s credit card base increased to 7.7 million in 1H05, an increase of 10.0% as compared to 1H04.

The number of transactions grew by 17.5% in 1H05 compared to 1H04, increasing the average quantity per card by 7.3% . Sales for the year reached the mark of R$ 6,357 million, a growth rate of 16.6% as compared to the same period in 2004, with a market share of 12.8% of cards under the Visa and MasterCard flags.

The MT Fomento domestic credit card was launched, addressed to actual, retired public servants, pensioners and commissioners of the Mato Grosso State Government, with lower costs to the bearer.

Bradesco definitively entered into the Private Label cards market in the 1H05, when it settled one more partnership with Rede Comper Supermercados, ending the 1H05 with more than 160 thousand cards. Within 3 months of operation, more than 134 thousand CompCard cards were issued.

Subsequent Event

Bradesco also associated with Leader Magazine Group of Rio de Janeiro, to manage more than 2.4 million of Private Label cards by means of a financing company, subject to approval by Brazilian Central Bank, share control split by 50% for each party.

Hence, Bradesco must end July 2005 with approximately 2.5 million Private Label cards.

LeaderCard’s sales resulted R$ 152 million in the 1H05.

Cartões

Credit Card Base – millions

Credit Card Sales – R$ millions

Debit Cards

In the 1H05, the debit card base increased by 11.8%, compared to the same period last year, confirming Bradesco's leadership as Brazil's largest issuer in the Visa Electron market.

Following the example of credit cards, the quantity of transactions grew with a fee higher than the quantity of cards, evidencing the best quality of use with a 14.8% increase in the average quantity by card. The total quantity of transactions made by debit card in the 1H05 was 126.8 million, a 27.8% growth.

In terms of sales results in this 1H05, the financial volume posted a significant increase of 36.1% over same period of 2004, reaching R$ 5,548.1 million versus R$ 4,077.8 million in the 1H04.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Debit Card Base – million

Debit Card Sales – R$ million

Meal Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “Visa Vale” cards, the share of which in the Brazilian market in this segment already reached 33%, at the end of 1H05.

The value proposal for this business, besides reducing the operational cost of this mean of payment with 100% of electronic transactions, it offers higher security and agility for companies and workers.

In June 2005, Bradesco contributed in the formation of “Visa Vale” total portfolio, with 898.3 thousand cards, representing a 292% growth over June 2004 and sales results in the 1H05 of R$ 554.2 million, with a 133% increase compared to the 1H04.

Income from Credit Cards

Income derived from card services totaled R$ 594 million in the 1H05, a 22.7% increase when compared to the 1H04, mainly in revenues from commissions on purchases made with Credit and Debit cards and various Credit Cards transactions fees.

Financial income climbed 36.1% when compared to same period of 2004, reaching R$ 448 million this 1H05.

Credit Card Assets

In the 1H05, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments increased 21.1% compared to the 1H04, ending the 1H05 with R$ 3,324 million.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

8 Units Abroad (Branches and Subsidiaries)

Branches:

Nova York	– Bradesco
Grand Cayman	– Bradesco and Boavista
Nassau	– Boavista
Subsidiaries
Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Ribeirão Preto, Franca and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

Exports exchange closing carried out by Bradesco in the 1H05 reached the amount of US$ 12.2 billion, which enabled a 27.2% increase against US$ 9.6 billion in same period of 2004. This performance allowed the International Area to post in May a record of exports

International Area

exchange closing in one single month with an amount of US$ 2.2 billion. The market share obtained in the period was 21.2% . In the 1H05, Bradesco recorded US$ 4.7 billion in exports financing.

The Brazilian exports at the end of 1H05 reached the significant amount of US$ 53.4 billion, a 23.9% growth over same period of 2004. It is worth mentioning that for the first time in the history of the Brazilian foreign trade, the boundary of US$ 10 billion of exports in a single month was surpassed, fact occurred in June this year, with an amount of US$ 10.2 billion shipped.

Referring to imports, total exchange closed by Bradesco in the 1H05 was highly greater than the performance obtained in same period of previous year. Closings increased from US$ 3.0 billion in 1H04 to US$ 4.9 billion this 1H05, a 63.3% growth. The market share was 14.8%, a 25.4% increase over 11.8% obtained between the period of January and June 2004.

The International Area ends the 1H05 recording balance of US$ 4.5 billion in Export and Import Financing, Foreign Collateral provided and loans to Brazilian companies abroad. Aiming to offer increased support to companies operating in the international market or those seeking to operate in that market, Bradesco is expanding its International Area, creating exchange platforms in the main Brazilian exporting regions. These platforms are located jointly with Bradesco Empresas segment and are staffed by professionals specialized in foreign exchange and foreign trade.

These figures show that once more Bradesco through its International Area, maintains its commitment assumed over the past years for the expansion, reinforcement and consolidation of Brazilian foreign trade.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

Considering the different foreign exchange market segments, Bradesco negotiated the significant volume of 307,857 exchange contracts in the 1H05, up by 14.4% as compared to the same period in 2004.

Bradesco already uses a Digital Certification system for foreign exchange contracts. This new service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the flow of contracting, reducing operating risks and costs.

The portfolios of Foreign Trade, International Guarantees and Loans to Brazilian Companies headquartered abroad present the following balances at the end of 1H05.

	June 2004		June 2005

Foreign Trade Portfolio	US$ million	R$ million	US$ million	R$ million

Export financing
Advance on foreign exchange contracts – undelivered bills	1,732.6	5,382.6	1,563.1	3,672.7
Advance on foreign exchange contracts – delivered bills	496.5	1,542.5	549.5	1,291.1
Export Prepayments	904.2	2,809.9	1,235.6	2,904.2
Onlending of funds borrowed from BNDES/EXIM	236.9	736.1	371.0	871.7
Documentary drafts and bills of exchange in foreign currency	9.4	29.1	5.2	12.2
Indirect exports	6.2	19.3	6.2	14.5
Total export financing	3,385.8	10,519.5	3,730.6	8,766.4

Import financing
Foreign currency import loans	268.7	834.8	259.3	609.2
Exchange discounted in advance	74.3	231.0	181.5	426.7
Open import credit	56.3	174.9	70.2	164.9
Total import financing	399.3	1,240.7	511.0	1,200.8

Guarantees
International guarantees	123.9	384.9	128.9	302.9
Total international guarantees	123.9	384.9	128.9	302.9

Total export and import financing	3,909.0	12,145.1	4,370.5	10,270.1

Loans via branches abroad	–	–	145.1	341.1

Total	3,909.0	12,145.1	4,515.6	10,611.2

The foreign exchange portfolio is financed by credit lines obtained from correspondent Banks. Until the end of June of the current fiscal year approximately 84 U.S., European and Asian Banks had extended credit lines to Bradesco. At the end of 1H05, the cost of obtaining export financing lines reached its lowest level in recent years, between 20 and 30 basis points above LIBOR for a period between 180 days and 360 days, respectively. Compared to the same period of 2004, the decrease totaled approximately 24 basis points, evidencing a substantial improvement in the Brazil risk perception by the international market.

In view of the liquidity surplus, after 10 years, Bradesco opted for not renewing its US Commercial Paper program, which expired on 6.13.2005. The improvement in market conditions also led us to decide to settle in advance the Series 2003-2 of the MT 100 Securitization Program, in the amount of US$ 200 million.

We present below the balance of assets and stockholders' equity of the foreign units on June 30, 2004 and 2005.

We present below the balance of assets and stockholders' equity of the foreign units on June 30, 2004 and 2005

Foreign Branches and Subsidiaries		US$ million

	June 30,2004		June 30,2005

	Total	Stockholders'	Total	Stockholders'
	Assets	equity	Assets	equity

Bradesco Nova York	812.2	140.0	819.3	145.8
Bradesco Grand Cayman	6,005.9	733.4	6,962.1	1,778.6
Boavista Grand Cayman and Nassau	867.2	226.1	233.2	94.1
Cidade Capital Markets Ltd. – Grand Cayman	30.1	30.1	31.6	31.6
Bradesco Services Co., Ltd. – Tokio	0.2	0.1	0.2	0.1
Banco Bradesco Argentina S.A.	18.8	16.9	19.0	16.9
Banco Bradesco Luxembourg S.A.	275.8	128.3	340.1	133.2
Total	8,010.2	1,274.9	8,405.5	2,200.3

International Area

The core objective of the Foreign Branches and Subsidiaries is to obtain funds in the international market for onlending to clients, mainly through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients and to increase foreign trade operations.

The Organization continued the rationalization process started in 2004, designed to close down certain units abroad. In 1H05, BCN and Mercantil Cayman were merged into Bradesco Cayman, followed by the closing down of Boavista Banking Ltd. Nassau.

At the end of 1H05, as well as short-term funds obtained from correspondent banks for foreign trade financing, US$ 634 million in loans were raised on a consolidated basis by Bradesco Organization by means of public and private, medium and long-term placements, earmarked for foreign trade financing and working capital loans.

It is worth pointing out in this funding environment, the US$ 300 million operation, named as “Perpetual Non-cumulative Junior Subordinated Securities”, concluded on 6.3.2005. This instrument will pay to investor, annual interest of 8.875% .. The operation, led by Merrill Lynch, was the first one carried out by an emerging country financial institution, which evidences the quality of the Institution’s image with foreign investors. In addition, when perpetual securities are issued, Bradesco contributed in reinforcing the perception towards the Brazilian economy in the foreign market. This also shows Bradesco’s confidence in the ongoing expansion of credit in the country.

Foreign Public Issuances – Outstanding – Reference Date June 2005 (Amounts in excess of US$ 50 million)

Issues	Currency	Million	Data issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$ 133,2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$ 275,9 million)	Euro	225.0	4.15.2004	4.15.2014
FlRN	US$	125.0	12.11.2004	12.11.2014
FxRN	US$	100.0	8.8.1997	8.5.2005
FxRN	US$	100.0	9.2.2004	9.2.2006
FxRN	US$	100.0	12.26.2003	12.26.2006
FxRN	US$	100.0	2.3.2004	1.3.2007
FxRN – BRL (US$ 174 million)	Reais	461.7	12.10.2004	12.10.2007
FxRN	US$	100.0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed – (*)	US$	200.0	8.20.2003	8.20.2010
Securitization MT 100 – Series 2003-2 – Floating – (*)	US$	200.0	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed – (*)	US$	100.0	7.28.2004	8.20.2012
Perpetual Securities (**)	US$	300.0	6.3.2005	Perpetual

Public Issuance	US$	2,693.4
Private Issuance	US$	364.1
Total (in US$)	US$	3,057.5

(*)	International Diversified Payment Rights Company
(**)	Perpetual Non-cumulative Junior Subordinated Securities

Capital Markets

Underwriting Transactions

Bradesco coordinated in the 1H05 important debentures transactions which totaled R$ 13.0 billion. This volume represents 42.8% of all stocks, debentures and promissory notes registered at the Brazilian Securities Commission (CVM) during the same period.

Among the transactions in which we participated, we can emphasize the Public Offering of Debentures of Ultrapar Participações S.A. and Braskem S.A., both in the amount of R$ 300.0 million and the Public Offering of Stocks of Lojas Renner S.A., in the amount of R$ 890.3 million.

Fixed income transactions filed with the CVM – Debenture Issuance

Bradesco participated in 10 out of the 26 fixed income transactions filed with the CVM up to June 2005, which represents a 38% participation.

Mergers & Acquisitions, Project Finance, Corporate Reorganization and Privatizations

Bradesco is still acting in Project Finance operations and as a Financial Advisor for companies with investments in the energy, textile, pulp and paper and petrochemical segments, as well as financing structuring. In 2Q05, it expanded the number of mandates in M&A, now in the sugar/alcohol industry.

Structured Finance

The Structured Finance Area is responsible for the following:

– development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Right Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

– structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction;

–development of structured solutions with a view to meeting specific needs of companies, such as: decreased use of working capital, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and structured financings; and

– coordination of syndicated loan processes, including the extension of debts which can be refinanced, structured by the Bank or by third parties.

Among the structured finance operations developed during the 1H05, we point out the FIDCs of Furnas Centrais Elétricas and BGN Bank.

Tax Payment and Collections

Cash Management

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with high quality (ISO 9001:2000) and security (electronic certification and sound cryptography) standards.

The innovations have secured the preference of a growing number of clients from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its clients online.

Tax Payment and Collections

In particular, we point out the activities of the Government Authority area, whose mission is to provide a specialized service to federal, state and municipal bodies, identifying business opportunities and structuring customized solutions, through a specific Internet portal (www.bradescopoderpublico.com.br).

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions
Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization. Online collection is responsible for processing some 98% of all documents registered in the Bradesco collection portfolio.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions
Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

In the first half of 2005, an amount of R$ 227.1 billion was recorded, corresponding to 61.4 million payment transactions, facilitating the management of Trade Accounts Payable for more than 323 thousand companies.

			R$ billion

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt solutions (1)	183.1	190.0	373.1	216.2	229.5	445.7
Payment solutions	85.2	97.0	182.2	111.5	115.6	227.1
Total	268.3	287.0	555.3	327.7	345.1	672.8
Taxes	24.0	23.7	47.7	27.7	27.3	55.0
Water, electricity, telephone and gas	4.5	4.7	9.2	5.2	5.4	10.6
Social security payments	5.0	5.1	10.1	5.6	5.8	11.4
Total public sector (*)	33.5	33.5	67.0	38.5	38.5	77.0

(1) Total movement (Funding, written-off, Credits etc.).
(*) Includes public and privatized utility service concessionaires
N.B.: Payments by means of automatic debit
25.552 million – January to June/2004
25.302 million – January to June/2005

	Number of transactions – in millions

		2004			2005

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt solutions (1)	203.9	204.0	407.9	221.1	234.8	455.9
Payment solutions	24.1	26.8	50.9	29.8	31.6	61.4
Total	228.0	230.8	458.8	250.9	266.4	517.3
Taxes	19.9	17.0	36.9	20.9	18.0	38.9
Water, electricity, telephone and gas	31.7	31.6	63.3	34.9	35.2	70.1
Social security payments (2)	11.3	11.0	22.3	12.8	12.9	25.7
Total public sector (*)	62.9	59.6	122.5	68.6	66.1	134.7

(1)Total movement (Funding, written-off, Credits etc.).
(2)Total beneficiaries: more than 4.294 million retirees and pensioners (corresponding to 18.52% of population subject to INSS)
(*) Includes public and privatized utility service concessionaires
N.B.: Payments by means of automatic debit 25.552 million – January to June/2004 25.302 million – January to June/2005

Growth – Receipt and Payment Solutions

Public Sector Growth

Assets Bookkeeping Services and Qualified Custody Services

Bradesco is one main suppliers of Qualified Services for the Capital Markets, with strong presence in the services of Custody of Securities, Controllership, Receivables Funds, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as Bookkeeping Services for Stocks, Debentures and Investment Fund Quotas, available for Companies, Assets, Foundations, Insurance Companies and Pension Plan Entities, through an advanced infrastructure and specialized team.

We present below the main indicators for the 1st half of 2005:

Registrar Services

164	Companies comprise the Bradesco book-entry stock system, with 2.5 million stockholders, with a market value of R$ 201.9 billion.

43	Companies comprise the Bradesco book-entry debenture system with a market value of
R$ 27.3 billion.

22	Investment funds comprise the Bradesco book-entry quota system. with a market value of
R$ 2.7 billion; and

2	Registered BDR Programs. with market value of R$ 198.3 million.

Custody and Controllership

R$ 146.5 billion	In assets under custody for customers who use the Bradesco Custody services (Funds,
Portfolios, DR and Receivable Funds).

R$ 194.0 billion	Comprises the total equity of the 656 investment funds and managed portfolios using the
Bradesco Controllership services (*); and

8	Registered DR Programs, with market value of R$ 28.2 billion.

(*) From this year on, the methodology for the Equity calculation does not include consolidated portfolios.Assets under Custody – R$ billion

Business Processes

Bradesco Ombudsman

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the In-house Ombudsman, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

NBR ISO 9001:2000 Quality Certificate

The Bradesco Organization ended the year with 82 Products and Services certified by this high-level distinction, confirming the Bank's commitment to assuring ongoing ease and convenience for its clients and users.

Methodology for Mapping Processes

This methodology is designed to map the processes carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System – ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

The knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; information for supporting studies on which the structuring and negotiation of bank fees are based; product, unit and customer profitability systems support; support for studies concerning outsourcing, incorporation and equipment sharing, as well as support for cost rationalization studies

Business Processes

Activity-Based Management Program

The Bank has commenced development of Activity-Based Management, seeking to exploit the potential benefits of this cost management model which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic objectives, designed to create and/or sustain the Bank's competitive advantages and add value both for clients and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s development represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, through the adoption of an approach which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, and Fixed Assets, as well as the Accounting processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and some 72 thousand system users will be trained via in-class training and e-learning.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision-making, as well as decreased operating costs. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Expenses Assessment Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as expenditures with capitalization, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

The Committee, in line with good Corporate Governance practices, is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Business Processes

Recycled Paper

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able highly contributing to disseminate theory and practice of environmental responsibility, it has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the country development. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

Acknowledgments

Bradesco was the leader in distribution of dividends in the Brazilian banking sector over the past five years, according to ranking prepared by the consulting firm Austin Rating for “Gazeta Mercantil” newspaper. Bradesco is the top one by percentage obtained in the distributed dividends/interest on own capital ratio and net income.

For the consecutive second year, Bradesco was the best Retail Bank in Financial Balance Sheet Award of “Gazeta Mercantil” newspaper. Bradesco Seguros and Previdência won in the General Insurance Category and Bradesco Capitalização won in the Capitalization category. The award acknowledges the institutions achieving the best performance in the financial system in 2004, based on Austin Rating’s study.

Bradesco deserved special attention in the fourth edition of “Valor Financeiro” magazine, of Valor Econômico newspaper. Bradesco was winner in various rankings prepared from main performance indexes, besides receiving acknowledgement for its leadership in the profitability seen for two consecutive quarters. The publication also emphasized the leaderships of Bradesco Seguros e Previdência and Bradesco Vida e Previdência.

Bradesco conquered six trophies in the e-Finance 2005 Award, promoted by the magazine “Executivos Financeiros” (Financial Executives). The purpose of the award is to pay a tribute to financial institutions, which were outstanding in implementing infrastructure solutions and technology applications.

Bradesco Seguros e Previdência was acknowledged in award promoted by the magazine “Conjuntura Econômica” of Getúlio Vargas Foundation Brazilian Institute of Economy (Ibre/FGV). Bradesco Seguros e Previdência was chosen as Outstanding Performance of the Year, as it was the best insurance company in 2004 in terms of Net Income, Total Assets, Stockholders’ Equity and Operating Margin. Bradesco Vida e Previdência was appointed as Company of the Year in the supplementary private pension plans.

The Bank was also rated as the asset manager with the more “5 stars” funds by the Invest Tracker –“O Estado de São Paulo” newspaper ranking, with 18 investment funds ranked as the best in their segments. This is the third consecutive year that the Bank has outstanding performance in the poll.

Bradesco Organization received five awards in iBest 2005. In this award, which has chosen the best websites of the Internet in Brazil, Bradesco confirmed its hegemony for the ninth time. Bradesco Seguros e Previdência conquered acknowledgement in the Insurance category for the fourth consecutive time.

6 - Social Responsibility

Human Resources

Bradesco offers its staff the opportunity to continually develop their professional careers in a healthy and ethical work environment, where the Bank's commitments and objectives are clearly defined. The Organization values its staff very highly and adopts the management policy of encouraging its people to seek promotion at all hierarchal levels. A customary affirmation at Bradesco is "Everyone can make it". One of our Organization's most outstanding business features is as the saying goes that "You can build your career at Bradesco". There is a closed-career policy, whereby the admission occurs at apprentice levels or upon the acquisition of other banks, which means that all in-house job vacancies are filled from our own ranks. This policy requires substantial investments in staff training, online or in-class, what provides our employees with the opportunity to develop their careers, through agile, extensive and permanent capacity building programs.

We are present both nationwide and abroad. The employees are given the chance to work in a number of different environments, in different operating and territorial areas.

Bradesco has a commitment to respect cultural and ethnic diversity which is considered a strategic factor for the good performance of a Bank which is present in almost all of Brazil's municipalities.

Great Place to Work

Bradesco was listed for the fifth time in the prestigious Guia Exame – Você S/A guide – The Best Companies to Work, based on a study carried out by the Exame and Você S/A magazines in partnership with the consulting firm Great Place to Work Institute. In addition to being ranked among the 150 best companies to work in Brazil, Bradesco was also rated among the 50 best companies for women to work, for the second consecutive year.

This Guia Exame is considered the best and most comprehensive study on the workplace environment in Brazil. The study assessed the working environment of all these companies, as well as elements such as benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility. Approximately 900 employees were selected by the researchers to take part in the survey.

In 2004, Bradesco was also distinguished in the list of "Best Companies in Managing People" organized by the Hay Group and published in the “Valor Carreira” yearbook, distributed by the “Valor Econômico” newspaper. According to this survey, based on interviews with 2,051 employees, who were asked to assign scores to various statements about the workplace. Bradesco was rated first place in the category for companies with more than 15 thousand workers. Some 250 companies took part in this survey.

People Management

This area is designed to integrate a complete map of the Organization's human capital, with current HR policy and to present innovations in internal relations, through the development of leaders in people management.

The program has been implemented in several areas, providing a profile ID of the employees. Based on this knowledge, leaders and employees are gained conditions and are able to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

Occupational Health and Safety Policies

Bradesco maintains health information and guidance programs addressed to its employees. The issues addressed include: RSI/WRMD (Repetitive Stress Injury/ Work-related Musculoskeletal Disorders), Stress, Drug-Addict, (Alcoholism/Drugs), Obesity, Cardiovascular Diseases, Fire Prevention and Combat, Sexually Transmitted Diseases, Aids and other. Those campaigns are carried out through the “Interação” magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

When hired, the employee also receives a brochure about Physical and Relaxation Exercises.

Bradesco is also a member of the National Business Council – CEN, which is destined to promote actions in the workplace to control Aids.

The quality of the furniture, machinery and equipment used by employees is based on the guidelines contained in the Ergonomic Workplace Analysis designed to reduce physical effort and discomfort and correct harmful posture.

Another focal point concerns life quality, i.e., establish the balance between the employee's personal and professional life. We are permanently concerned with the number of normal and overtime hours worked by our staff, guaranteeing that employees have time for their personal commitments and leisure.

Winding Down Room: the Bank offers its Call Center staff at the Santa Cecília building, a room for winding down, which is designed to offer a comfortable environment and extra emotional support. The room is completely different to the other Organization environments and is equipped with furniture and apparatus to assist relaxation and soften the impact of the operators' day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event of conflicting situations or psychological and emotional needs.

Benefits

Besides those benefits established by law, Bradesco’s employees also have access to a series of other benefits with a view to guaranteeing their future and improving their life quality.

Health and Dental Care Insurance: Bradesco’s employees and their dependents have access to healthcare plans paid for in full by the Bank. This insurance includes treatment for AIDS (with reimbursement of expenses for medical prescriptions), kidney dialysis, organ transplants, as well as alternative treatments using acupuncture, homeopathy and physiotherapy, among others. In the states of São Paulo and Rio de Janeiro, we maintain agreements with Drogasil and Drogasmil drugstores, for the acquisition of drugs at a cost lower than that practiced in the market.

The Dental Care Insurance for employees and dependents also receive premiuns paid by Bradesco. This includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market of agreements.

In the 1H05, there were 1,623,869 medical/hospital consultations and 313,949 dental consultations.

Supplementary Retirement Pension Plan: Bradesco makes available for all its employees a Supplementary Retirement Pension Plan, contracted with Bradesco Vida e Previdência, to which the Bank contributes 50% of the monthly installments (including the 13th salary). The plan provides coverage to the retiree, the retiree or participant's widow or widower and their children under the age of 21 (or up to the age of 24 if they are undergraduate).

Influenza Vaccination Campaign: Bradesco annually offers the vaccine free of charge to all its employees and at subsidized rates to their dependents.

Social Service and Psychological Assistance: in situations of emergency and special needs, the Bank offers Social Service and Psychological Assistance to its employees and their dependents. Assistance is given in diverse situations, such as, in the event of serious illness, accidents, decease in the family and the need for special loans. This initiative demonstrates Bradesco's concern with the well-being of its staff suffering personal problems.

OtherVoluntary Benefits: all employees receive daily snacks free of charge.

All Bradesco’s employees have access to Group Life and Personal Accident Insurance policies.

Medical and Dental Care Insurance, as well as an allowance for Creche/Childcare, are provided to employees with disabled children with no limit for age. We offer all employees, loans with subsidized fees for the acquisition of real properties, vehicles, computer and personal expenses.

Referring to our employees retired by INSS, dismissed without cause, we offer the option to continue using the Group Life and Personal Accident Insurance, with subsidized costs.

We offer all employees, through Bradesco´s website, a differentiated on-line shopping channel called “ShopFácil Funcionário” (Easyshop Employee), where the Bank negotiates special discounts directly with the suppliers of different products.

Social Inclusion

Youth Apprenticeship Program: This is another Bradesco’s initiative focused on promoting Brazilian social inclusion. Based on Law 10,097/2000, this project is focused on enabling young people to know about banking services and it is carried out in partnership with the Fundação Bradesco and other qualified entities. Besides of the job, it includes a knowledge process to greatly enlarge the opportunities for young people to gain experience and preparation for the labor market and for their own lives.

This project creates future prospects for these young people, seeking to transform their personal and social reality. At present, Bradesco has 451 Young People.

Equal Opportunity for the Disabled: Bradesco has a policy which includes opportunities for Disabled People and, under efforts of increasing the hiring number of these professionals, it is becoming partner of specialized institutions in pointing out the candidates.

Human Resourses - June/2005

On June 30, 2005, Bradesco's employees, including staff at the subsidiaries, totaled 72,862.

The following table presents the variation Bradesco’s headcount:

	December					June

	2000	2001	2002	2003	2004	2005

Banco Bradesco	49,177	51,633	53,732	59,430	62,013	60,811
Subsidiaries	6,575	6,943	8,729	9,407	11,631	12,051
Subtotal Bradesco	55,752	58,576	62,461	68,837	73,644	72,862
Banco BCN	4,780	5,857	6,105	5,203	–	–
Subsidiaries	1,172	1,280	1,504	1,741	–	–
Subtotal BCN	5,952	7,137	7,609	6,944	–	–
Banco Baneb	2,514	–	–	–	–	–
Subsidiaries	–	–	–	–	–	–
Subtotal Baneb	2,514	–	–	–	–	–
Banco Boavista	1,564	–	–	–	–	–
Subsidiaries	22	–	–	–	–	–
Subtotal Boavista	1,586	–	–	–	–	–
Banco Mercantil	–	–	3,970	–	–	–
Subsidiaries	–	–	353	–	–	–
Subtotal Mercantil	–	–	4,323	–	–	–
Total Geral	65,804	65,713	74,393	75,781	73,644	72,862

By Age		By Gender		By Educational Background		By Years of Service with the Organization		By Managerial Position

Younger than 30	45%			High School	27%	Less than 5 years	40%
From 31 to 40	36%	Men	54%	University	72%	From 6 to 10 years	12%	Non-commissioned	52%
From 41 to 50	17%	Women	46%	Other	1%	From 11 to 20 years	36%	Commissioned	48%
Older than 50	2%					More than 20 years	12%

Personnel Expenses

Bradesco's accumulated personnel expenses totaled R$ 2,467 million in the 1H05, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

The following pie graph shows the percentage share of each item in relation to total Bradesco personnel expenditure in half-years ended in June 2004 and June 2005.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department has created and provides specific professional capacity building and enhancement programs providing employees with technical know-how and behavioral skills, which are in sync with the Organization's needs and market requirements.

Designed to provide ongoing improvement and quality staff training activities, this area is ISO 9001:2000 certified, guaranteeing that course requests are approved and that employees are satisfied with the programs offered and that training activities are efficient.

The on-line training, in-house named as TreiNet, enables employees to practice their knowledge by their own, involving 507,892 employee participations in the 37 courses available. At the 1H05, 6 more technical programs were made available: GDAD –Basic Concepts, Windows’ Basic Information, Fixed Assets’ Inventory, Bradesco Net Empresa, Cobrança on-line Cedência I (on-line collection) and Remittances from Overseas – OPCA Routine. Until the end of the year, we estimate to develop new courses. In partnership with Fundação Bradesco, there are 13 courses available via TreiNet for clients holding “Conta Universitária Bradesco” (a special account for students).

In this period, together with other medias used for trainings, we made available 4 more on-line trainings, that are: Projeto Nikkei (Nikkei Project), Conta PAB de Relacionamento (PAB Relationship Account), Consórcio-Contemplação de Imóveis e Canais de Conveniência (Real estate and Convenience Channels’ Draws-Consortium). Besides we also distributed 6 on-line trainings, with materials included, that focus the following issues: Business Prospecting System, New Rules related to Taxes and Income Tax, Support to the ATM operators, Finasa Consumer Defense Code, Bradesco Corporate Services Basket and Real Estate Loan.

In compliance with Resolution 3,158/03, of the National Monetary Council, preparatory programs for the compulsory Investment Product Certification Exam, were implemented by the Bank. These programs are specifically destined for our specialists in investments responsible for providing investment advice in the Branch Network and to institutional investors. Approximately 5,662 of our professionals were successfully certified.

In this period, the Insurance Universe – UNIVERSEG project was continued for brokers and dealerships that sell Bradesco Seguros e Previdência’s products. Courses are offered in-class or online, via TreiNetSeg, TreiNetPrev and TreiNetCapi with specific courses for the Insurance, Private Pension Plan and Savings Bonds areas.

The new strategies towards the Retail Market Segment were greatly improved with the Clients’ Management Program, which focus, among other issues, the clients’ management model, in order to simplify the relationship, taking into account its potential for increasing the assets and the branches’ incomes, with 2,108 participations in the period and estimating 3,000 participations up to the end of the year.

The Crédito no Varejo (Retail Market Credit) program is also pointed out, aiming to qualify the Account Managers that work with companies in the granting of loan to micro and small-sized businesses. The development of this program relied on Sebrae’s partnership and the estimate for this year is about 3,000 participations.

Since 1996, in partnership with educational institutions such as FIA, FIPE, FGV and Ibmec, 1,093 of the Organization's employees obtained MBAs or other Post-Graduate Specialization courses and Masters degree. This 1H05, a group commenced studying for the Controller-MBA, in partnership with Fipecafi, with 30 participants, from various areas. Three other groups started their MBAs in banking business (two in-class groups and one on-line group) developed for branch managers Organization-wide in partnership with FGV – São Paulo and FGV – Rio de Janeiro, with 100 participants.

In the 1H05, 784 courses were given in 13,070 groups, with 251,777 employee participations and a total of 2,202,357 hours spent in training, as well as investments of R$ 23,7 million.

Increase in Employee Training Participation – in thousands

Total Amount Invested in Training – R$ million

Social-cultural Events

In the 1H05, Bradesco supported different social projects throughout the country, decisively collaborating for the cultural enrichment of the Brazilian society.

Bradesco sponsored the exhibition “Henry Moore –Uma Retrospectiva/Brasil 2005” (Henry Moore – A Retrospective/2005), which inaugurated the Pinacoteca do Estado de São Paulo (Art Gallery of the State of São Paulo) festivities calendar of its 100th anniversary, becoming the artist’s largest retrospective out of Europe. 239 works were exhibited, of which 117 sculptures, 72 drawings and 50 carvings, representing all the artist’s phases.

One of the most important cultural events in the north region of the country, the “IX Festival Amazonas de Ópera” (9th Amazonas Opera Festival), performed in May at the Amazonas Theater, in the city of Manaus (Amazonas state), also had Bradesco’s sponsorship. The event had 14 different presentations, such as operas, concerts and debate sessions, totalizing 27 performances in six cultural spaces.

Bradesco also sponsored the Project Music in Museums which consists in Brazilian classical music concerts in the main museums of Rio de Janeiro. Beyond bringing art to the people of Rio de Janeiro, the goal is to value and to make known contemporary Brazilian composers.

Bradesco once more participated in the Summer Festival and Carnival in the city of Salvador (Bahia state) and in the city of São João de Caruaru (Pernambuco state). Bradesco also supported the Agrishow (agriculture) editions in the cities of Ribeirão Preto (São Paulo), Rio Verde (Goiânia), Rondonópolis (Mato Grosso), Luís Eduardo Magalhães (Bahia), besides “Expo Zebu” in the city of Uberaba (Minas Gerais), “Show Rural Coopavel”, in the city of Cascavel (Paraná), “Feira Internacional Máquinas-Ferramentas e Sistemas Integrados de Manufatura” (International Fair of Machinery-Tools and Manufacturing Integrated Systems) (Feimafe 2005), in the city of São Paulo (São Paulo), 21st Congress of Management and Supermarket Business International Fair (Apas 2005), in São Paulo (São Paulo), “Hospitalar 2005”, the most important fair in the Latin America of health products, equipment and services, performed in São Paulo (São Paulo).

Social Activities: Finasa Sports Program

The Bradesco Organization channels its support of sports activities through the FINASA Sports Program (FINASA ESPORTES), successor of the BCN Sports Program. This initiative, which completed 17 years of activity in 2004, gained momentum in 1997, following its integration with Bradesco's other social projects. Along its history, the program has become a benchmark for assistance in the education of young people, using sports through the formation of women basketball and volleyball teams as an instrument for social inclusion. At present, 3,882 girls from 10 to 16 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 70% of these girls derive from deprived backgrounds and are considered to be at social risk.

FINASA ESPORTES maintains 78 training centers, 50 for volleyball and 28 for basketball, installed on the premises of state schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in the Greater São Paulo. Acting in partnership with the local government, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of 60 professional instructors, including municipal and state coordinators and teachers.

The community integration has been the outstanding feature of this important work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and other teen-related issues, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program shows that sports practice is much more than a way to discover vocations or create athletes, it lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Fundação Bradesco – The Bradesco Organization’s Social Arm

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,699 over the last twenty-four years. The schools of Fundação Bradesco run free education for Kindergarten, Elementary School and High School, as well as Basic Professional and Technical education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Kindergarten and Elementary School comprise more than 43% of all students on courses provided by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health care.

Fundação Bradesco is always evaluating contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units, ongoing interactions among them.

The schools are understood as a privileged environment for appraising citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continuing education opportunities, including e-learning.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of elementary school, Philosophy for High School and Cultural Diversity as well as other important supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to the new model of technical learning in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the labor market and the society from a brand new perspective.

Based on the professional areas of Agribusiness, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the School units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Basic Professional Education

Fundação Bradesco runs free Basic Professional Education designed for the update and qualification of workers with different school levels. There are more than 105 options for free courses, presenting flexible programs, in the same track of the labor market conditions in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality ( Tourism, Hospitality and Catering). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their lives, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

On March 6, all the School Units of Fundação Bradesco participated in the “International Day of the Voluntary Action”. More than 700 thousand people benefited from activities promoted in leisure and entertainment, education, culture, sports, preventive health, community development and citizenship. The action attracted 11 thousand volunteers in more than 100 facilities, that included schools of the Public Network, CIDs – Digital Inclusion Centers and the own schools of Fundação Bradesco.

Aiming to provide basic learning in computers and free access to public services via Internet, besides of appraising citizenship with actions development pronounced with the communities, Fundação Bradesco already has 26 CIDs – Digital Inclusion Centers. The most recent one is located in Javaés (Tocantins state), which is the first digital inclusion center located at Native Brazilian indian community. The project together with large IT companies aims to avoid digital exclusion and to boost the compliance to people that live next to the schools, in places managed by the community’s volunteers. High School students offer monitoring for the activities, acting as main characters of local development.

The agreement with Fundação Roberto Marinho was renewed for maintaining the TV channel Canal Futura. Fundação Bradesco is a partnership of this initiative since 1997, being known by its education programming and community rendering.

The support to “Alfabetização Solidária” (Solidary Literacy) was renewed with investments in the amount of R$ 1 million. Approximately six thousand students and 240 educators will be benefited with Fundação Bradesco’s funds in 16 Northeast municipalities with high illiteracy levels.

An agreement was executed between Fundação Bradesco, Sesi and Fundação Roberto Marinho to offer and certify courses of Education for Youngsters and Adults to employees of Cia. Vale do Rio Doce. The purpose of the agreement is to assist, only in the first phase, nearly 600 employees of the company in Espírito Santo state.

Fundação Bradesco was appointed as main player of the largest non-profit private project called “Educação a Distância” – EAD (Distance Learning), officially accredited in the country. The 1st Distance Learning YearBook, published by Brazilian Association of Distance Learning Entities (ABED) ranked the Fundação between the top ten institutions training the largest number of students per EAD in the Education for Youngsters and Adults.

The secure information “X-Force” laboratory was implemented at Bradesco Instituto de Tecnologia –BIT (Bradesco Technology Institute) in Campinas. This initiative, in partnership with the U.S. company ISS, aims at researching and testing technology and information security applications in the education and financial services areas, besides the qualification of experts.

Acknowledgments

FEBRACE – Brazilian Fair of Science, Engineering, Creativity and Innovation of the University of São Paulo – USP.

The “Techno House” project, of João Pessoa´s School Unit (Paraíba state) was ranked top 3 in the Innovation Category.

”2a Olimpíada Brasileira de Saúde e Meio Ambiente” (2nd Brazilian Olympics of Health and Environment)

The “Postes Inteligentes” (intelligent posts) project da Escola de Rio Branco (Acre state) was ranked the top one in the national phase of the award granted by: Fundação Oswaldo Cruz – FIOCRUZ, Brazilian Association of Collective Health – ABRASCO and Brazilian Institute of Environment and Renewable Resources – IBAMA in partnership with a domestic network of institutions in the education, health, environment, science and technology areas.

“34o Concurso Internacional de Redação de Cartas para Jovens” (34th Writing Letters International Competition for Teens)

This competition annually promoted by the UPU ranked on the top a work from Maceió School Unit .

“5o Prêmio e-Learning Brasil” (5th e-Learning Brazil Award)

The “Escola Virtual” project (Virtual School) was considered the best portal of education in the Star Educational category in the award granted by the Brazilian Association of Human Resources – ABRH and by Micropower.

“Troféu Empresa Amiga da Pessoa Portadora de Deficiência” (Friendly Company of Disabled Persons Trophy).

Awarded by the State Coordinating Department for the Integration of Disabled – CEID, to the Teresina School Unit for relevant actions in promoting those disabled.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,165	Paragominas – PA	2,325
Bagé – RS	2,083	Paranavaí – PR	1,872
Boa Vista – RR	2,030	Pinheiro – MA	2,210
Bodoquena – MS	1,149	Propriá – SE	2,033
Cacoal – RO	2,160	Registro – SP	2,300
Campinas – SP	4,741	Rio Branco – AC	2,322
Canuanã – TO	1,226	Rio de Janeiro – RJ	4,127
Caucaia – CE	2,140	Rosário do Sul – RS	990
Ceilândia – DF	3,150	Salvador – BA	1,990
Cidade de Deus – Osasco, SP		São João Del Rei – MG	2,258
• Unidade I	4,065	São Luis – MA	2,396
• Unidade II	2,816	Teresina – PI	2,251
• Postos de Educação de Jovens e Adultos	6,820	Vila Velha – ES	1,959
• Núcleo de Capacitação Profissional	6,277
Conceição do Araguaia – PA	2,277
Cuiabá – MT	2,175
Feira de Santana – BA	650
Garanhuns – PE	700	Basic Professional Education
Gravataí – RS	3,323	Rural Area – Artificial Insemination
Irecê – BA	2,442
Itajubá – MG	2,412
Jaboatão – PE	2,399	Cáceres – MT
Jardim Conceição – SP	2,590	Campo Grande – MS
João Pessoa – PB	2,049	Goiânia – GO
Laguna – SC	2,125	Igarapé – MG
Macapá – AP	2,072	Ilhéus – BA
Maceió – AL	2,330	Uberaba – MG
Manaus – AM	2,789
Marília – SP	3,793	Subtotal	1,740
Natal – RN	2,150	Total (*)	107,871

(*) Forecast for compliance in 2005.

Fundação Bradesco – An Educational Project so large as Brazil

Financing

Funds for the financing the activities of Fundação Bradesco derive from income of its Stockholders’ Equity.

Investments in 2004	R$ 156.6 million
Budget for 2005	R$ 157.6 million

Courses – Grades – Forecast for 2005

	Service in 2004		2005 Forecast

	Students	% of total	Students	% of total

Kindergarten	3,512	3.25	3,518	3.26
Elementary School	30,640	28.45	30,428	28.21
High School and Professional and Technical	16,390	15.22	17,057	15.81
Youth and Adult Education	22,009	20.44	21,705	20.12
Basic Professional Education	35,148	32.64	35,163	32.60
Total	107,699	100.00	107,871	100.00

Student Profile – %

Increase in Student Numbers

Environmental Responsibility

Bradesco’s contribution to preserve the Environment

Bradesco aware of the dimension of sustained responsibility and the need of balancing our mission in maintaining adequate facilities, without disregarding the social and environmental aspects, Badesco have adopted practical measures contributing to preserve the environment.

In this regard, we permanently seek to apply new technologies minimizing the impact on ecosystems. In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability. Below, we present some measures already adopted or under implementation.

1) Civil works solid residues

Concerned with the impact on environment, we made an addendum to our agreements with segment companies, holding the building contractors responsible for complying with the Resolution 307 of the Environment National Council concerning the correct destination of residues produced in site office (debris, wood, plastic, metal etc.), upon refurbishments and alterations in layouts of our premises.

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby, under the selection of works remains as indicated by the above-mentioned Resolution.

2) Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. It has been examined the possibility of its implementation in other regions.

3) Recycled Paper Usage Program

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to highly contributing to disseminate theory and practice of environmental responsibility, it has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the country development. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

4) Metal, Glass and Plastics

We are implementing at the headquarters, and later we will be implementing in other administrative buildings, the selective collection of metal, glass and plastics. The start of the effective selective collection is estimated for next September.

A measure adopted nearly 4 years ago is the utilization of re-manufactured cartridges as consumption items for our Premises, aiming besides cost savings, the benefits of reducing pollution and environmental wear.

5) Lamps

We have more than 36 thousand lamps at our headquarters buildings and monthly more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the maintenance agreements contain specific clause about the service company’s obligation to conduct the ecologically correct discard.

The replacement of 50% of 255 mercury lamps by other sodium steam lamps, in 178 posts installed on the streets of Cidade de Deus

(headquarters), and the exchange over the past 3 years of approximately 30,000 40Watts lamps with 32Watts, has substantially reduced the energy consumption, without loosing the lighting efficiency.

6) Electricity and Water

With a view to rationing electricity and water consumption, we destined an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

For instance, we installed and guided the use of timing machines for the automatic turning-off of lamps and lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as, thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning. We also recommend that equipment, energy consumers, are only turned on when under use.

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets.

The adequate garden watering, observing the best hour and periodicity, also has been deserved attention. Also concerning the gardening areas, our headquarters maintain approximately 115,000m2 of green area, with more than 3 thousand trees cataloged under the replacement and planting program. Grass pruning, the collection of leaves and branches, add approximately 12 tons monthly. The possibility of using grinding machine for these natural residues has been examined, avoiding discard in landfills and optimizing its utilization as organic fertilizer.

Equator Principles

Equator Principles rules are based on environmental criteria and social responsibility developed by the International Finance Corporation (IFC), World Bank’s arm, which shall be observed in the granting of loans for projects exceeding the amount of US$ 50 million.

When Bradesco adopted these principles, it believed that all the society will be benefited, as the Bank is consolidating the management of exposure to risks associated with these projects, as well as a pro-active involvement in environmental and social issues.

Taking into account Bradesco’s adhesion to the Equator Principles, our Real Estate Valuation department is attentive in requesting the submission of reports attesting the non-existence of environmental liabilities, upon eventual proposals for undertakings exceeding US$ 50 million, or lower amount, when deemed convenient, due to real estate peculiarities.

Social Report – 1st Half of 2005 and 2004

1) Calculation basis

	1st Half/ 2005 (R$ thousand)	1st Half/ 2004 (R$ thousand)

Net revenue (RL) (1)	7,157,467	5,336,282
Operating income (RO)	3,730,268	1,420,448
Gross payroll (FPB)	2,466,949	2,410,603

2) Internal social indicators

	R$ thousand	% on FPB	% on RL	R$ thousand	% on FPB	% on RL

Meals	223,570	9.1	3.1	215,655	8.9	4.0
Compulsory social charges	474,819	19.2	6.6	455,470	18.8	8.5
Private pension plans	126,966	5.1	1.8	104,351	4.3	2.0
Healthcare insurance	121,212	4.9	1.7	109,105	4.5	2.0
Safety and medical care in the workplace	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	23,721	1.0	0.3	21,329	0.9	0.4
On-site child care and child-care benefit	21,782	0.9	0.3	20,718	0.9	0.4
Employee profit sharing	142,891	5.8	2.0	83,497	3.5	1.6
Other	29,044	1.2	0.4	28,874	1.2	0.4
Total – Internal social indicators	1,164,005	47.2	16.2	1,038,999	43.0	19.3

3) External social indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Education	185	–	–	36,038	2.5	0.7
Culture	3,249	0.1	–	6,347	0.4	0.1
Health and basic sanitation	170	–	–	1,401	0.1	–
Sports	5	–	–	1,470	0.1	–
Prevention of hunger and food security	100	–	–	261	–	–
Other	3,180	0.1	–	1,561	0.2	–
Total contribution to society	6,889	0.2	–	47,078	3.3	0.8
Taxes (excluding social charges)	1,946,862	52.2	27.8	1,055,838	74.3	19.8
Total – External social indicators	1,953,751	52.4	27.8	1,102,916	77.6	20.6

4) Environmental indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs/projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of “annual goals” for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies 0 to 50% ( ) complies 51 to 75% ( ) complies 76 to 100%			( ) has no established goals ( ) complies 0 to 50% ( ) complies 51 to 75% ( ) complies 76 to 100%

5) Employees indicators

	1st Half /2005	1st Half/2004

Employees at the end of the period	72,862	74,784
Admissions during the period	3,159	1,700
Outsourced employees	7,170	6,782
Trainees/interns	525	368
Employees older than 45	5,630	5,548
Women employees	33,655	34,237
% of management positions held by women (2)	41	40
Black employees	5,888	6,479
% of management positions held by blacks	7.2	7.9
Disabled employees or employees with special needs	754	695

6) Significant information regarding the level of corporate citizenship

	1st Half/2005			Goals – 1st Half/2006
Ratio between maximum and minimum salary	20,9			N/A
Total number of accidents in the workplace	229			Staff awareness for avoiding accidents in the workplace
The company’s social and environmental projects were established by:	( ) directors	( x ) directors and managers	( )all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company’s profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( )organizes and encourages participation	( ) does not interfere	( x ) gives support	( )organizes and encourages participation
Total number of consumer, complaints and critics:	In company: N/D	At Procon:(3) N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
% of complaints solved:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
Total added value to be distributed (R$ thousand)	1st Half of 2005: R$ 7,011,913			1st Half of 2004: R$ 4,695,161
Distribution of added value (DVA):	34.5% government 13.2% stockholders	28.1% employees 24.2% retained	32.1% government 13.9% stockholders	41.2% employees 12.8% retained

7) Other information

The information contained in the Social Report was reviewed by KPMG Auditores Independentes.

(1) Net Income is considered Gross Income from Financial Intermediation.	N/D – Not available.
(2) The percentage of management positions held by women was ratified in the 1st half of 2004.	N/A – Non-applicable.

7 - Independent Auditors’ Report

Independent auditors’ report on special review of supplementary accounting information presented in the Report on Economic and Financial Analysis and Social Report

To
The Board of Directors and Stockholders of
Banco Bradesco S.A.
Osasco – SP

We have examined, in accordance with auditing standards applied in Brazil, the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of and for the semesters ended June 30, 2005 and 2004 and have issued our unqualified opinion, dated August 5, 2005.

Our examinations were made for the purpose of forming an opinion on the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries taken as a whole. In connection with our examinations, we have performed a review of the supplementary account information included in the Report on Economic and Financial Analysis and in the Social Report that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our examinations, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the financial statements taken as a whole.

August 5, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

8 - Financial Statements, Independent Auditors' Report and Report of the Fiscal Council

Management Report

We are pleased to present the Financial Statements of Banco Bradesco S.A. for the 1H05, as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian Corporate Laws.

The economic scenario in the period was marked by inflationary pressures, which obliged the Brazilian monetary authority to maintain a tight movement of the interest rates started in September last year. Hence, the economic activity slowed down and the GDP growth reduced its level, especially impacting on total investment. Taking into account certain uncertainties in the political scenario, we observe the Brazilian economy relatively protected from turmoil, thanks to its healthy macroeconomic fundamentals. Prospects for the second half of the year are improved inflationary scenario and a less restrictive monetary policy. The loan activity tends to continue dynamic and with default under control.

Among the important events for the period at Bradesco Organization, it is worth mentioning the following:

  In January, agreement with Lojas Colombo, one of Brazil’s largest retailers of home appliances and furniture, with 365 stores, with a view to structuring and distributing a Credit Right Investment Fund (FIDC). In August, a heads of agreement was executed, still subject to BACEN’s approval for the creation of a partnership in a Financing Company, with Colombo’s client portfolio as its core business. The partnership also involves products and services offered by Bradesco, such as insurance, private pension plans, savings bonds, personal loan, amongst others.
  On March 1, the increase by 21.121972% of the monthly amount of the Interest on Own Capital, declared per stock, paid as from April/2005, increasing them from R$ 0.047060 to R$ 0.057000 (net of Withholding Income Tax – R$ 0.048450), for the common stocks and from R$ 0.051766 to R$ 0.062700 (net of Withholding Income Tax – R$ 0.053295), for the preferred stocks, historically paid in advance by Bradesco to stockholders on account of net income earned at the end-period.
  On March 10, the Special Stockholders’ Meeting incorporating the stocks of minority stockholders of Bradesco Seguros S.A., converting the company into a wholly-owned subsidiary of Bradesco. For each Bradesco Seguros’ stock held by minority stockholders, 165.12329750137 Bradesco’s stocks were attributed, of which 82.95659669277 were common stocks and 82.16670080860 were preferred stocks.
  It is also worth pointing out the acquisition, on April 15, by means of its subsidiary Finasa Promotora de Vendas, of Banco Morada’s Consumer Financing Network, comprising the operations of Personal Loans and Consumers’ Direct Loan (CDC). The agreement is a step further in the Bank’s strategy to enlarge its operations in the consumer sales financing segment, with the inclusion of 1.1 million clients and more than 3.6 thousand affiliated outlets.
  On May 25, Bradesco issued the first Brazilian perpetual securities – without final maturity – in operation of US$ 300 million, with interest of 8.875% p.a., evidencing the quality of Bank’s image towards investors of main international markets.
  In July, 2005, partnership with União de Lojas Leader S.A. (Leader Magazine), a retailer mainly operating in the markets of Rio de Janeiro and Espírito Santo states, for the management of Leadercard, one of the five largest Private Label credit card companies in Brazil. This partnership also involves the start-up of a financing company, subject to the Brazilian Central Bank’s approval and will have Leadercard’s client portfolio as its core business. The partnership will provide Leader’s clients with the opportunity to access banking products and services offered by Bradesco, such as insurance, private pension plans, savings bonds, personal loan, amongst others.

1. Result in the Period

In the 1H05, Bradesco recorded a Net Income of R$ 2.621 billion, equivalent to R$ 5.34 per stock, annualized profitability of 32.30% on the final stockholder’s equity and of 34.94% on the average stockholder’s equity.

Taxes and social contributions, including social security, paid or provisioned in the period, calculated based on the main activities of Bradesco Organization, totaled R$ 2.422 billion, 92.39% of the Net Income.

On June 30, the Operating Efficiency Ratio – IEO, 12-month accumulated, was 48.05% against 60.10% in June/04, in view of the successful efforts to control administrative expenses and increased revenues.

Monthly and interim interest on own capital distributed to stockholders amounted to R$ 457.119 million. Thus, for each stock, R$ 0.981332 was attributed (R$ 0.834132 net of withholding tax), which include an additional of 10%, for preferred stocks and R$ 0.892120 (R$ 0.758302 net of withholding tax) for common stocks.

2. Capital and Reserves

The paid-in Capital Stock at the end of the 1H05 was increased to R$ 10 billion, by means of subscription of new stocks by stockholders in the amount of R$ 700 million, resolved on 12.9.2004 and approved on 3.10.2005, which raised more R$ 24.250 million as premium in the auction of unsubscribed stocks, recorded in the “Capital Reverse” – Premiums on Stocks account; the increase by R$11.856 million through the issuance of new stocks to the minority stockholders of Bradesco Seguros S.A.; and the increase of R$ 2.288 billion by means of Capitalization of Reserves, without issuing stocks, resolved on March 10.

Added to the Equity Reserves of R$ 7.448 billion, Stockholders’ Equity totaled R$ 17.448 billion, up 27.82% over the same period of the prior year, corresponding to a book value of R$ 35.53 per stock.

Stockholders’ Equity is equivalent to 9% of the consolidated Assets, which increased 10.38% in relation to June/2004, totaling R$ 194.542 billion. Therefore, the capital adequacy ratio reached 18.21% on the consolidated financial basis and 15.83% on the consolidated economic and financial basis; hence, over the minimum of 11% established by the Resolution 2099, as of 8.17.1994, of the National Monetary Council of Brazil, in conformity with the Basel Committee. At the end of the 1H05, the ratio of permanent assets, related to the Consolidated Reference Equity, was 41.36% in the consolidated financial basis and 19.05% in the consolidated economic and financial basis, within the maximum limit of 50%.

In compliance with the provisions of the Article 8 of the Brazilian Central Bank Circular 3068, as of 11.8.2001, Bradesco declares that it has the financial capacity and the intention to hold to maturity the securities classified under “securities held to maturity” category.

3. Funding and Asset Management

Global income funded and managed by Bradesco Organization, on June 30, recorded an increase of 14.45% when compared to the same period last year, totaling R$ 283.269 billion, broken down as follows:

  R$ 92.611 billion in Demand, Time and Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

  R$ 108.490 billion in managed funds, comprising Investment Funds, Managed Portfolios and Third-Parties Funds Quotas, with an increase of 22.34% compared to the same period of the prior year;

  R$ 39.194 billion recorded in the Foreign Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Similarities, Securities Issuance and Subordinated Debt in Brazil;

  R$ 36.533 billion recorded in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds, with an expansion of 23.93% when compared to the same period of 2004;

  R$ 6.441 billion in External Income, through public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$ 2.740 billion.
4. Loan Operations

Consolidated loan operations, at the end of the 1H05, recorded the balance of R$ 69.787 billion, with an increase of 19.49% compared to same period of previous year, including in this amount:

  R$ 5.089 billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$ 3.731 billion in Export Financing;

  US$ 511.003 million of Import Financing in Foreign Currency;

  R$ 1.973 billion in Leasing;

  R$ 5.419 billion in business in the Agribusiness Industry;

  R$ 22.999 billion in Consumer Sales Financing;

  R$ 7.412 billion related to foreign and local onlendings, mainly arising from BNDES – National Bank for Social and Economic Development.

The consolidated balance of the allowance for doubtful accounts reached R$ 4.450 billion, corresponding to 6.38% of the total volume of loan operations.

Bradesco destined for Real Estate Financing activities during 1H05 the amount of R$ 296.444 million for the building and acquisition of houses, corresponding to 4,324 real properties.

5. Capital Markets Operations

In Capital Markets, Bradesco mediated important operations of public placement of stocks, debentures and promissory notes, which totaled, in the 1H05, R$ 13.096 billion, representing 42.80% of all issuances recorded at CVM. Moreover, the Bank vigorously participated in the advisory services on special operations, especially credit rights, mergers and acquisitions, project finance and financial and corporate restructurings.

6. Corporate Governance

The Corporate Governance practices adopted by Bradesco Organization have enabled to improve the relationship and enhance the transparency with investors, as well as improved performance in all performance segments. Up to date, we have adopted various initiatives, such as: 100% Tag Along, for the common stocks and 80% for the preferred stocks; Business Codes of Ethics and Departamental for the Accounting and Financial Management Areas; Instrument of Policies for Disclosure of Material Act or Fact and Trading of Securities; attendance of two independent board of directors’ members; adhesion to the Equator Principles; progress in the transparency of information to the market and release in three languages – Portuguese, English and Spanish; and Disclosure, Audit, Internal Control and Compliance and Compensation Committees.

Bradesco’s stocks now compose Level 1 of BOVESPA’s Corporate Governance, since June/2001. As the Bank has its stocks traded on exchanges overseas, it prepares its financial statements also in USGAAP.

It is worth mentioning that under the terms of the Instruction 381, issued by the Brazilian Securities and Exchange Commission, the Bradesco Organization in the 1H05 neither contracted nor had services rendered by KPMG Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the Auditor’s independency, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests. In view of Brazilian Central Bank’s regulation, each independent audit is contracted for a period no longer than five years.

The Annual Stockholders’ Meeting as of March 10, 2005, resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with a term of office until 2006, being 1 sitting member and deputy chosen amongst preferred stockholders.

6.1. Internal Controls and Compliance

The Internal Controls and Compliance system is subordinated to the guidance and supervision of the Board of Directors, being an important instrument in the management of businesses and activities, with a view to ensuring the compliance with legal and regulatory rules, guidelines, plans, procedures and internal rules, and minimize the risks of equity losses and harm to the image. It is incumbent upon the Internal Controls and Compliance Committee to assess and submit the Internal Controls Compliance Reports to the approval of the Board of Directors.

In addition, measures have been taken required for the compliance with the Section 404 of U.S. Sarbanes-Oxley Act, which deals with certification of the financial statements and relevant internal controls.

6.2. Policies for Transparency and Disclosure of Information

Under the scope of relationship with investors and the market in general, 53 internal and external meetings with analysts were promoted in 1H05, 5 conference calls and 6 events abroad, besides quarterly release of Report of Economic and Financial Analysis, a detailed collection of information most requested by specialized readers.

Through the website www.bradesco.com.br, Investor Relations section, you can access information related to the Bank, for instance, its profile, history, ownership structure, management reports, financial results, last acquisitions, meetings at the Market Analysts Associations (Apimec and Abamec), besides other information about the financial market, in the Portuguese, English and Spanish versions.

The Bank distributes monthly a newsletter named as “Cliente Sempre em Dia” (Updated News for Client), with circulation of 700 thousand copies; quarterly, the “Acionista Sempre em Dia” (Up-to- Date Stockholder), with 28 thousand copies, “Revista Bradesco” (Bradesco Magazine), with 50 thousand copies and “Revista Bradesco Rural” (Bradesco Rural Magazine), with 10 thousand copies, all of them targeting external readers. Annually it publishes the Annual and Social Reports.

7. Risk Management

The risk management is carried out independently and is directly subordinated to an Executive Officer and Presidency of the Bank. The risk management involves an integrated set of controls and processes, comprising credit risk, market and liquidity risk and operating risk. By principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Senior Management, including risks directly impacting on the conglomerate’s capital requirement.

7.1. Credit Risk

The Credit Risk management observes the best practices existing in the market, and also aims at complying with the requirements proposed in the New Basel Accord, requiring a high level of discipline and control in the analyses of operations, preserving the integrity and independency of processes.

The execution of this management occurs by means of a continuous and evolutionary process of mapping, assessment and diagnosis of models, instruments, policies and procedures in force, supported by study and analysis integrated to the Organization’s reality.

7.2. Market Risk and Liquidity

The market risk management policy of the Organization is conservative, and VaR (Value at Risk) limits are defined by the Senior Management and monitored on a daily basis and independently. In addition, the liquidity risk management policy aims at enabling the Organization to conclude the operations on a timely and secure manner, involving a set of controls, establishing the technical limits and permanent assessment of positions assumed and financial instruments used. Both market and liquidity risks are followed-up, assessed and managed by means of methodologies and models aligned to the best practices of domestic and international markets and with recommendations and rules enacted by the regulating bodies.

7.3. Operating Risk Management

The Organization operates according to the principles of goods practices for the Basel Operating Risk Management, as well as guidelines contained in the New Capital Accord (Basel II).

The Operating Risk Management in the Organization is based on the dissemination of culture, disclosure of policies and implementation of methodologies, own models and instruments with the essential purpose of incrementing its operating efficiency and competitive advantage stemming from the reduction in the levels of operating loss, besides the optimization of economic and regulatory capital to be allocated.

It considers own and separate accounting structure for exclusive register of events of losses and also specific managerial system supporting uniform and detailed analyses of Operating Risk information.

7.4. Security of Information

The Policy and Corporate Rules of Security of Information takes into account the effective protection of information assets, composed of database, information technology environments, documents, files, systems backups, controlled accesses to systems and information, protection in the generation and traffic of data, amongst other security management tools. The restrict information and of exclusive interest of clients, as well as strategic information of the Organization are internally dealt with absolute secrecy and receive total protection by means of internal controls and computerized systems. With a view to reaching compliance with these procedures, continuous training, awareness programs and policies reviews are maintained.

7.5. Loan Policy

The Loan Policy aiming security, quality and liquidity in the application of assets, minimizes risks, offers agility and business profitability, as well as guides the fixation of operating limits and the granting of loan operations.

The branches have variable limits, according to their size and type of warranty, while Credit Scoring specialized systems enable to speed up and support the decision-making process with specific security standards. The Loan Committees also play a fundamental role, installed at the headquarters, which centralize, analyze and resolve on loans exceeding the scope of branches.

Businesses are diversified, distributed and destined to individuals and companies showing ability of payment and credibility, supported by guarantees adequate to risks assumed.

7.6. Money “Laundering” Combat

Bradesco Organization maintains a policy to prevent and combat money “laundering”, also observing the laws and regulations in force. Its compliance is structured with a specific area, liable for the management and monitoring of operations and financial transactions carried out in its business environments.

Information on client, supported by systems continuously improved for the monitoring and the identification of unusual operations have the clear purpose of preventing the use of Organization in the practice of “laundering” of financial funds.

These measures, combined with specific analyses, contribute to the full compliance with the policy defined by the Senior Management and enable to protect the Institution, managers, stockholders, clients and employees.

8. Bradesco Insurance and Private Pension Plan

Grupo Bradesco de Seguros (Insurance), confirming its outstanding presence in the sector of Insurance, Private Pension Plans and Savings Bonds, recorded on June 30, a Net Income of R$ 800 million and stockholders’ equity of R$ 4.423 billion. The net written premiums from premiums reached R$ 7.427 billion, up 7.36% in relation to the previous year.

9. Bradesco Organization Network

At the end of the 1H05, the Bradesco Organization Network, at service of customers and users, comprised 12,941, parallel to 22,247 Bradesco Night and Day ATMs, 20,431 of which also operate on weekends and bank holidays:

2,913	Branches in Brazil ( 2,912 Bradesco and 1 Banco Finasa);

4	Branches Abroad, of which 1 in New York (Bradesco), 2 in Grand Cayman (Bradesco and Banco Boavista) and 1 in Nassau, Bahamas (Boavista);

5	Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Services Co., Ltd. in Tokyo and Cidade Capital Markets Ltd. in Grand Cayman);

5,403	Banco Postal branches;

2,332	Banking service branches and outlets in companies;

2,081	Outplaced terminals of the BDN – Bradesco Day and Night Network.

203	Branches of Finasa Promotora de Vendas, present in 16,436 vehicle dealerships and in 23,551 stores selling furniture and home decor, tourism, auto parts and IT related equipment and software, DIY, clothing and footwear, among others.

10. Bradesco Organization’s Social Action

The social work of the Bradesco Organization is focused on educational and assistance programs developed through Fundação Bradesco, with presence in all of Brazil’s states and the Federal District, with an educational network comprising 40 schools installed as a priority in regions which are both socially and economically deprived. More than 107 thousand students received education free of charge, including those enrolled on its youth and adult education and basic professional training courses. Another important aspect of the Fundação Bradesco’s work nationwide is the supply of free meals, uniforms, school materials and medical/dental care to its more than 51,003 thousand kindergarten, elementary and high school and technical training students.

11. Human Resources

In the Human Resources Area, Bradesco continued its wide ranging training and qualification programs, designed to the qualification and development of the staff, for enhancing service and the required level of products and services rendered. In the 1H05, 784 courses were given, with 251,777 participants.

The assistance benefits that target to assure the well-being, the improvement in the quality of life and safety of employees and its offspring comprised, on June 30, 174,764 lives.

12. Acknowledgments

Bradesco’s growth strategy, always based on the pursuit of improved quality and efficiency, reaffirms its mission of overcoming expectations, enabling to reach the results recorded in the 1H05. For the achievements reached, we thank the support and the trust of our stockholders and clients and the efficient and dedicated work of our employees and other collaborators.

Cidade de Deus, August 5 , 2005

Board of Directors and
Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2005		2004

	June	March	June

Current assets	149,399,503	146,236,411	133,877,506
Funds available (Note 8a)	3,081,453	3,057,512	2,221,970
Interbank investments (Notes 3b and 9)	22,766,776	20,908,886	19,911,978
Open market investments	18,372,684	15,901,400	15,039,080
Interbank deposits	4,397,027	5,012,330	4,873,289
Allowance for losses	(2,935)	(4,844)	(391)
Marketable securities and derivative financial instruments
(Notes 3c, 3d, 10, 33b and 33c)	51,926,621	51,253,373	44,343,183
Own portfolio	43,991,633	42,800,787	37,977,686
Subject to repurchase agreements	235,176	1,927,787	518,034
Derivative financial instruments (Notes 3d and 33c)	1,747,896	1,505,599	802,449
Restricted deposits – Brazilian Central Bank	4,581,552	3,446,970	3,775,958
Privatization currencies	1	–	82,582
Subject to collateral provided	1,370,363	1,572,230	1,186,474
Interbank accounts	15,950,914	16,037,959	14,250,988
Unsettled receipts and payments	598,099	309,455	540,029
Restricted credits: (Note 11)
– Restricted deposits – Brazilian Central Bank	15,297,826	15,675,737	13,637,429
– National treasury – Rural funding	578	578	578
– SFH	12,020	28,944	42,409
Correspondent banks	42,391	23,245	30,543
Interdepartmental accounts	61,256	127,028	155,816
Internal transfer of funds	61,256	127,028	155,816
Loan operations (Notes 3e, 12 and 33b)	39,700,851	36,804,996	30,793,228
Loan operations:
– Public sector	208,475	384,792	320,000
– Private sector	42,426,694	39,268,756	33,169,331
Allowance for doubtful accounts (Notes 3e, 12f and 12g)	(2,934,318)	(2,848,552)	(2,696,103)
Leasing operations (Notes 2, 3e, 12 and 33b)	1,099,919	1,011,554	760,310
Leasing receivables:
– Private sector	2,138,251	1,958,982	1,606,325
Leasing receivables	(996,733)	(906,734)	(787,552)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(41,599)	(40,694)	(58,463)
Other receivables	13,779,171	16,079,641	20,707,195
Receivables on guarantees honored (Note 12a–2)	98	440	940
Foreign exchange portfolio (Note 13a)	7,671,921	8,616,396	15,126,391
Receivables	212,863	223,836	248,667
Negotiation and intermediation of securities	302,253	1,211,261	232,049
Insurance premiums receivable	1,051,720	986,845	969,370
Sundry (Note 13b)	4,670,975	5,183,984	4,261,902
Allowance for other doubtful accounts (Notes 3e, 12f e 12g)	(130,659)	(143,121)	(132,124)
Other assets (Note 14)	1,032,542	955,462	732,838
Other assets	428,085	462,790	469,977
Allowance for mark-to-market adjustments	(217,382)	(225,989)	(231,159)
Prepaid expenses (Note 14b)	821,839	718,661	494,020
Long-term receivables	40,581,692	40,350,570	37,173,604
Interbank investments (Notes 3b and 9)	606,923	704,152	616,569
Interbank deposits	607,452	708,011	619,847
Allowance for losses	(529)	(3,859)	(3,278)
Securities and derivative financial instruments (Notes 3c, 3d, 10, 33b and 33c)	12,514,791	13,588,148	11,869,329
Own portfolio	10,556,786	10,417,603	10,118,878
Subject to repurchase agreements	1,424,683	2,115,062	1,101,003
Derivative financial instruments (Notes 3d and 33c)	79,271	79,085	15,549
Restricted deposits – Brazilian Central Bank	33,126	505,173	225,559
Privatization currencies	92,445	91,765	7,314
Subject to collateral provided	328,480	379,460	401,026

Current assets	2005		2004

	June	March	June

Interbank accounts	246,686	228,256	276,361
Restricted credits: (Note 11)
– SFH	246,686	228,256	276,361
Loan operations (Notes 3e, 12 and 33b)	18,341,612	17,402,764	15,453,492
Loan operations:
– Public sector	415,069	183,483	288,542
– Private sector	19,214,142	18,430,304	16,381,259
Allowance for doubtful accounts (Notes 3e, 12f and 12g)	(1,287,599)	(1,211,023)	(1,216,309)
Leasing operations (Notes 2, 3e, 12 and 33b)	785,902	674,296	480,659
Leasing receivables:
– Private sector	1,782,454	1,542,891	1,112,170
Unearned discount from leasing	(951,367)	(821,377)	(578,967)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(45,185)	(47,218)	(52,544)
Other receivables:	7,685,296	7,357,429	8,083,125
Receivables	1,615	6,054	4,275
Negotiation and intermediation of securities	–	–	514
Insurance premiums receivable	–	–	424
Sundry (Note 13b)	7,694,757	7,362,133	8,135,588
Allowance for other doubtful accounts (Notes 3e, 12f and 12g)	(11,076)	(10,758)	(57,676)
Other assets (Note 14)	400,482	395,525	394,069
Other assets	14,536	14,888	31,484
Allowance for mark-to-market adjustments	(4,372)	(4,563)	(12,904)
Prepaid expenses	390,318	385,200	375,489
Permanent assets	4,560,892	4,711,926	5,202,702
Investments (Notes 3g,15 and 33b)	1,019,608	1,108,638	1,006,024
Ownership in affiliated and subsidiary companies:
– Local	403,056	461,658	480,115
Other investments	951,520	1,014,864	889,362
Allowance for losses	(334,968)	(367,884)	(363,453)
Property, Plant and equipment in use (Notes 3h and 16)	2,076,038	2,160,519	2,296,477
Buildings in use	1,294,487	1,297,623	1,378,677
Other fixed assets	3,545,553	3,599,124	3,549,161
Accumulated depreciation	(2,764,002)	(2,736,228)	(2,631,361)
Leased assets (Note 16)	12,345	15,133	29,626
Leased assets	45,549	47,600	67,283
Accumulated depreciation	(33,204)	(32,467)	(37,657)
Deferred charges (Notes 2, 3i and 17)	1,452,901	1,427,636	1,870,575
Organization and expansion costs	1,191,651	1,185,260	1,090,022
Accumulated amortization	(703,170)	(703,867)	(618,246)
Goodwill on acquisition of subsidiaries, net of amortization (Note 17a)	964,420	946,243	1,398,799
Total	194,542,087	191,298,907	176,253,812

Liabilities	2005		2004

	June	March	June

Current liabilities	120,918,348	123,267,490	117,612,267
Deposits (Notes 3j and 18a)	52,780,552	53,033,292	50,027,315
Demand deposits	14,891,617	14,923,743	13,541,311
Savings deposits	24,517,141	24,447,649	22,456,494
Interbank deposits	46,003	17,054	47,250
Time deposits (Notes 33b)	13,169,304	13,468,621	13,982,260
Other deposits	156,487	176,225	–
Funds obtained in the open market (Notes 3j and 18b)	17,482,045	19,854,782	15,398,767
Own portfolio	3,159,003	5,372,750	1,753,073
Third-party portfolio	14,323,042	14,482,032	13,545,400
Unrestricted portfolio	–	–	100,294
Issuance of securities (Notes 18c and 33b)	1,203,118	1,878,451	4,272,916
Mortgage notes	814,675	724,947	1,066,807
Securities issued abroad	388,443	1,153,504	3,206,109
Interbank accounts	190,711	127,246	128,261
Interbank onlendings	–	–	4,201
Correspondent banks	190,711	127,246	124,060
Interdepartmental accounts	1,275,702	1,190,566	961,661
Third-party funds in transit	1,275,702	1,190,566	961,661
Borrowings (Notes 19a and 33b)	6,027,285	6,849,366	8,114,985
Local borrowings – official institutions	322	320	1,732
Local borrowings – other institutions	12,593	12,035	11,155
Foreign currency borrowings	6,014,370	6,837,011	8,102,098
Local onlendings – official institutions (Notes 19b and 33b)	3,336,371	2,696,914	2,664,206
National treasury	51,341	31,500	18,710
BNDES	1,530,050	1,002,564	1,165,488
CEF	5,043	5,297	38,245
FINAME	1,748,930	1,656,673	1,439,526
Other institutions	1,007	880	2,237
Foreign onlendings (Notes 19b and 33b)	4,228	44,050	52,603
Foreign onlendings	4,228	44,050	52,603
Derivative financial instruments (Notes 3d and 33)	1,618,346	1,483,417	770,936
Derivative financial intruments	1,618,346	1,483,417	770,936
Technical provisions for insurance, private pension plans and savings
bonds (Notes 3k and 23)	25,114,202	23,750,522	19,173,779
Other liabilities	11,885,788	12,358,884	16,046,838
Collection of taxes and other contributions	1,341,263	1,214,684	1,189,650
Foreign exchange portfolio (Note 13a)	3,180,758	3,627,057	8,749,851
Social and statutory payables	872,635	403,878	602,361
Fiscal and pension plans activities	1,341,902	797,207	1,043,445
Negotiation and intermediation of securities	189,098	1,164,752	186,416
Subordinated debts (Notes 21 and 33b)	71,468	134,499	73,912
Sundry (Note 22)	4,888,664	5,016,807	4,201,203
Long-term liabilities	56,063,560	51,397,456	44,887,313
Deposits (Notes 3j and 18a)	18,873,721	18,338,611	14,106,167
Term deposits (Note 33b)	18,873,721	18,338,611	14,106,167
Funds obtained in the open market (Notes 3j and 18b)	3,474,446	2,003,331	1,347,300
Own portfolio	3,474,446	2,003,331	1,347,300
Funds from issuance of securities (Notes 18c and 33b)	5,474,173	3,156,806	2,807,394
Mortgage notes	262	251	24,102
Debentures	2,631,189	–	–
Securities issued abroad	2,842,722	3,156,555	2,783,292

Liabilities	2005		2004

	June	March	June

Borrowings (Notes 19a and 33b)	449,967	569,673	779,411
Local borrowings – official institutions	911	984	–
Local borrowings – other institutions	9	9	–
Foreign currencies borrowings	449,047	568,680	779,411
Local onlendings – official institutions (Notes 19b and 33b)	5,181,111	5,473,389	5,203,807
BNDES	2,259,913	2,621,481	2,530,438
CEF	31,779	22,485	413,022
FINAME	2,887,281	2,826,883	2,258,387
Other institutions	2,138	2,540	1,960
Foreign onlendings (Notes 19b and 33b)	–	–	1,385
Foreign onlendings	–	–	1,385
Derivative financial instruments (Notes 3d and 33)	942	2,015	13,420
Derivative financial instruments	942	2,015	13,420
Technical provisions for insurance, private pension plans and savings bonds
(Notes 3k and 23)	11,418,463	11,577,837	10,304,566
Other liabilities	11,190,737	10,275,794	10,323,863
Social and statutory	–	–	15,329
Fiscal and pension plans activities	3,655,487	3,526,306	3,109,550
Subordinated debts (Notes 21 and 33b)	6,424,539	5,982,700	6,107,343
Sundry (Note 22)	1,110,711	766,788	1,091,641
Deferred income	58,314	43,826	37,889
Deferred income	58,314	43,826	37,889
Minority interest in subsidiary companies (Note 24)	53,415	51,843	65,971
Stockholders' equity (Note 25)	17,448,450	16,538,292	13,650,372
Capital:
– Local residents	9,030,539	9,037,382	6,343,955
– Foreign residents	969,461	962,618	656,045
Capital reserves	35,715	35,524	10,270
Income reserves	7,153,748	6,296,763	6,665,288
Adjustment at market value – marketable securities and derivatives	346,408	235,769	27,703
Treasury stock	(87,421)	(29,764)	(52,889)
Stockholders' equity managed by parent company	17,501,865	16,590,135	13,716,343
Total	194,542,087	191,298,907	176,253,812

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Revenues from financial intermediation	7,119,093	8,109,264	15,228,357	14,476,183
Loan operations (Note 12h)	3,478,848	3,709,114	7,187,962	6,758,813
Leasing operations (Note 12h)	95,551	86,587	182,138	141,827
Marketable securities (Note 10e)	302,896	1,655,203	1,958,099	3,801,447
Financial result on insurance, private pension plans and savings bonds
(Note 10e)	1,464,488	1,769,232	3,233,720	2,426,180
Derivative financial instruments (Note 33c V)	1,331,444	365,161	1,696,605	126,860
Foreign exchange results (Note 13a)	58,759	172,077	230,836	663,403
Compulsory deposits (Note 11b)	387,107	351,890	738,997	557,653

Expenses from financial itermediation	3,326,059	4,744,831	8,070,890	9,139,901
Funding operations (Note 18d)	1,864,385	2,809,934	4,674,319	5,484,361
Price-level restatement and interest on technical provisions for insurance,
Private pension plans and savings bonds (Note 18d)	901,840	939,051	1,840,891	1,351,008
Borrowings and onlendings (Note 19c)	(4,863)	357,989	353,126	1,221,377
Leasing operations (Note 12h)	2,548	3,260	5,808	8,607
Allowance for doubtful accounts (Notes 3e, 12f and 12g)	562,149	634,597	1,196,746	1,074,548

Gross result from financial intermediation	3,793,034	3,364,433	7,157,467	5,336,282

Other operating income (expenses)	(1,646,577)	(1,780,622)	(3,427,199)	(3,915,834)
Revenues from services rendered (Note 26)	1,759,600	1,661,349	3,420,949	2,694,138
Premiums earned from insurance, private pension plans and savings
bonds (Notes 3k and 23d)	3,001,125	2,795,695	5,796,820	5,982,970
Net premiums written	3,810,957	3,615,722	7,426,679	6,917,836
Reinsurance premiums and redeemed premiums	(809,832)	(820,027)	(1,629,859)	(934,866)
Change in technical provisions for insurance, pension plans and saving bonds
(Note 3k)	(279,264)	(418,418)	(697,682)	(1,570,944)
Retained claims	(1,456,990)	(1,372,058)	(2,829,048)	(2,513,910)
Savings bonds draws and redemptions (Note 3k)	(313,144)	(246,491)	(559,635)	(619,474)
Insurance, pension plans and savings bonds selling expenses (Note 3k)	(224,258)	(228,824)	(453,082)	(417,473)
Expenses with pension plans and benefits and redemptions (Note 3k)	(628,153)	(744,750)	(1,372,903)	(1,123,140)
Personnel expenses (Note 27)	(1,246,226)	(1,220,723)	(2,466,949)	(2,410,603)
Other administrative expenses (Note 28)	(1,239,471)	(1,192,379)	(2,431,850)	(2,423,600)
Tax expenses	(497,966)	(404,595)	(902,561)	(678,987)
Equity in the earnings of affiliated companies (Note 15c)	10,283	(5,641)	4,642	122,268
Other operating income (Note 29)	259,469	299,840	559,309	537,209
Other operating expenses (Note 30)	(791,582)	(703,627)	(1,495,209)	(1,494,288)

Operating income	2,146,457	1,583,811	3,730,268	1,420,448
Non-operating income (Note 31)	(20,757)	(5,850)	(26,607)	(213,714)
Income before taxes on income and holdings	2,125,700	1,577,961	3,703,661	1,206,734
Income tax and social contribution (Notes 35a and 35b)	(707,848)	(372,813)	(1,080,661)	46,270
Minority interest in subsidiaries	(1,985)	277	(1,708)	(2,955)
Net income	1,415,867	1,205,425	2,621,292	1,250,049

Statement of Changes in Stockholders’ Equity – R$ thousand	(A free translation from the original in Portuguese)

	Statement of changes in stockholders’ equity – R$ thousand

Events	Paid-up capital		Capital reserves		Income reserves		Market value adjustment- marketable securities and derivatives		Treasury stocks	Retained/ accrued earnings/loss	Total

	Capital stock	Unrealized capital	From Income Tax Incentives	Others	Legal	Statutory	Own	Affiliated and subsidiaries

Balances as of 12.31.2003	7,000,000	–	844	7,821	914,629	5,152,011	(43,019)	521,936	(7,342)	–	13,546,880
Title-deed restatement	–	–	–	346	–	–	–	–	–	–	346
Treasury stocks	–	–	–	–	–	–	–	–	(45,547)	–	(45,547)
Tax incentives	–	–	1,259	–	–	–	–	–	–	–	1,259
Adjustment at market value – marketable securities and derivatives	–	–	–	–	–	–	(6,874)	(444,340)	–	–	(451,214)
Net income	–	–	–	–	–	–	–	–	–	1,250,049	1,250,049
Allocations:
– Reserves	–	–	–	–	62,503	536,145	–	–	–	(598,648)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(651,401)	(651,401)

Balances as of 6.30.2004	7,000,000	–	2,103	8,167	977,132	5,688,156	(49,893)	77,596	(52,889)	–	13,650,372

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase by subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Title-deed restatement	–	–	–	421	–	–	–	–	–	–	421
Treasury stocks	–	–	–	–	–	–	–	–	(29,764)	–	(29,764)
Premium in stock subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Adjustment at market value – marketable securities and derivatives	–	–	–	–	–	–	(43,024)	(179,287)	–	–	(222,311)
Net income	–	–	–	–	–	–	–	–	–	1,205,425	1,205,425
Allocations:
– Reserves	–	–	–	–	60,271	778,923	–	–	–	(839,194)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(366,231)	(366,231)

Balances as of 3.31.2005	10,000,000	–	2,103	33,421	819,457	5,477,306	(91,037)	326,806	(29,764)	–	16,538,292

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase by subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Title-deed restatement	–	–	–	612	–	–	–	–	–	–	612
Treasury stocks	–	–	–	–	–	–	–	–	(87,421)	–	(87,421)
Premium in stock subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Adjustment at market value – marketable securities and derivatives	–	–	–	–	–	–	(33,723)	(77,949)	–	–	(111,672)
Net income	–	–	–	–	–	–	–	–	–	2,621,292	2,621,292
Allocations:
– Reserves	–	–	–	–	131,065	1,565,114	–	–	–	(1,696,179)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(925,113)	(925,113)

Balances as of 6.30.2005	10,000,000	–	2,103	33,612	890,251	6,263,497	(81,736)	428,144	(87,421)	–	17,448,450

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

			2005		2004

		2nd Qtr.	1st Qtr.	1st Half	1st Half

Financial resources were provided by :		8,456,236	9,909,053	15,233,844	30,440,701
Net income		1,415,867	1,205,425	2,621,292	1,250,049
Adjustments to net income		197,658	249,596	447,254	432,861
Depreciation and amortization		111,348	115,535	226,883	241,533
Goodwill amortization		87,991	96,114	184,105	313,547
Change in provision for investments		(32,916)	1,693	(31,223)	(8,037)
Equity in the earnings of affiliated companies		(10,283)	5,641	(4,642)	(122,268)
Other		41,518	30,613	72,131	8,086
Deferred income		14,488	(774)	13,714	6,115
Change in minority interest		1,572	(18,747)	(17,175)	(46,758)
Mark-to-market adjustment – securities available for sale		110,639	(222,311)	(111,672)	(451,214)
Stockholders		–	736,106	736,106	–
Capital increase through subscription		–	700,000	700,000	–
Capital increase by stocks merger		–	11,856	11,856	–
Goodwill on stocks subscription		–	24,250	24,250	–
Donations and subsidies for investments		–	–	–	1,259
Third parties' funds provided by:
– Increase in liabilities		3,851,613	7,046,795	10,744,216	17,354,898
Deposits		282,370	2,728,576	3,010,946	6,109,597
Funds from issuance of securities		1,642,034	–	1,619,799	233,414
Interbank accounts		63,466	–	16,645	–
Interdepartmental accounts		85,136	–	–	–
Borrowings and onlendings		–	–	–	2,021,614
Derivative financial instruments		133,856	1,311,785	1,445,641	731,987
Technical provisions for insurance, private pension plans and savings bonds		1,204,306	1,659,705	2,864,011	3,069,393
Other receivables		440,445	1,346,729	1,787,174	5,188,893
– Decrease in assets		2,571,974	755,376	350,097	11,619,883
Interbank investments		–	733,683	–	11,195,456
Marketable securities and derivative financial instruments		400,109	–	–	–
Interbank accounts		68,615	–	–	–
Interdepartmental accounts		65,772	20,509	86,281	358,963
Leasing operations		–	–	–	65,464
Insurance premiums receivable		–	1,184	–	–
Other receivables		2,037,478	–	263,816	–
– Sale (write-off) of assets and investments		285,485	127,299	412,784	257,828
Non-operating assets		63,040	30,844	93,884	139,259
Property, plant and equipment in use and leased assets		94,942	76,410	171,352	50,366
Investments		120,552	20,045	140,597	41,544
Sale (write-off) of deferred charges		6,951	–	6,951	26,659
– Interest on own capital and dividends received from affiliated companies		6,940	30,288	37,228	15,780
Financial resources were used for:		8,432,295	9,490,801	14,791,651	30,667,157
Interest on own capital and dividends paid and/or declared		558,882	366,231	925,113	651,401
Stock buyback		57,657	29,764	87,421	45,547
Capital expenditures in		175,052	169,430	344,482	372,137
Non-operating assets		28,284	28,327	56,611	41,575
Property, plant and equipment in use and leased assets		116,860	66,182	183,042	287,537
Investments		29,908	74,921	104,829	43,027
Deferred charges		130,370	54,501	184,871	571,041
Increase in assets		5,974,283	6,892,393	9,889,423	11,758,895
Interbank investments		1,760,661	–	1,026,978	–
Marketable securities and derivative financial instruments		–	2,419,863	2,019,754	2,407,732
Interdepartamental accounts		–	179,113	110,498	514,512
Loan operations		3,834,703	2,316,873	6,151,576	4,084,002
Leasing operations		199,971	129,529	329,500	–
Other receivables		–	1,773,662	–	4,611,118
Insurance premiums receivable		64,875	–	63,691	80,436
Other assets		114,073	73,353	187,426	61,095
Decrease in liabilities		1,536,051	1,978,482	3,360,341	17,268,136
Funds obtained in the open market		901,622	1,028,290	1,929,912	16,046,658
Funds from issuance of securities		–	22,235	–	–
Interbank accounts		–	46,821	–	401,071
Interdepartmental accounts		–	555,155	470,019	820,407
Borrowings and onlendings		634,429	325,981	960,410	–
Increase (decrease) in funds available		23,941	418,252	442,193	(226,456)

Changes in financial position	At the beginning of the period	3,057,512	2,639,260	2,639,260	2,448,426
	At the end of the period	3,081,453	3,057,512	3,081,453	2,221,970
	Increase (decrease) in funds available	23,941	418,252	442,193	(226,456)

Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) Operations

Banco Bradesco S.A. is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Consortium Management, Insurance, Savings Bonds and Private Pension Plan activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working on an integrated manner in the market.

2) Presentation of the Financial Statements

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and Abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized income were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. The exchange variation arising from transactions of subsidiaries and foreign branches was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the consolidation:

	Activity Area	% Ownership

		2005		2004

		On June 30	On March 31	On June 30

Financial area – local
Banco Alvorada S.A. (1)	Banking	99.83%	99.83%	100.00%
Banco Baneb S.A. (2)	Banking	–	–	99.94%
Banco BEM S.A. (3)	Banking	100.00%	100.00%	90.14%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (4)	Banking	–	–	99.99%
Banco Finasa de Investimento S.A. (5)	Investment Banking	–	–	98.65%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A.	Banking	100.00%	100.00%	100.00%
Banco Zogbi S.A. (6)	Banking	–	–	100.00%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (4)	Leasing	–	–	99.97%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (7)	Asset Management	100.00%	100.00%	99.99%
Bradesco Templeton Asset Management Ltda.	Asset Management	50.10%	50.10%	50.10%
Companhia Brasileira de Meios de Pagamento –
VISANET (1) (8) (10)	Services	39.65%	39.65%	39.71%

Financial area – foreign
Banco Alvorada S.A. Nassau Branch (11)	Banking	–	–	100.00%
Banco Bradesco Argentina S.A. (9)	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco BCN Grand Cayman (12)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A. Grand Cayman Branch	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (13)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S. A. Grand Cayman Branch (12)	Banking	–	–	100.00%

Insurance, private pension plans and savings bonds
Atlântica Capitalização S.A. (14)	Savings Bonds	100.00%	100.00%	99.46%
Áurea Seguros S.A. (8) (9) (14)	Insurance	27.50%	27.50%	27.35%
Bradesco Argentina de Seguros S.A. (9) (14)	Insurance	99.77%	99.77%	99.24%
Bradesco Capitalização S.A. (14)	Savings Bonds	100.00%	100.00%	99.09%
Bradesco Saúde S.A. (14)	Insurance	100.00%	100.00%	99.46%
Bradesco Seguros S.A. (14)	Insurance	100.00%	100.00%	99.46%
Bradesco Vida e Previdência S.A. (14)	Pension Plans/Insurance	100.00%	100.00%	99.46%
Finasa Seguradora S.A. (14)	Insurance	100.00%	100.00%	99.22%
Indiana Seguros S.A. (14) (15)	Insurance	40.00%	40.00%	39.79%
Seguradora Brasileira de Crédito à Exportação S.A. (8) (9) (14)	Insurance	12.09%	12.09%	12.02%
Bradesco Auto/RE Companhia de Seguros (14)	Insurance	100.00%	100.00%	99.46%

Other activities
Átria Participações S.A. (14)	Holding Company	100.00%	100.00%	99.46%
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.82%	99.82%	99.99%
Cia. Securitizadora de Créditos Financeiros Rubi (14) (16)	Credit Acquisition	100.00%	100.00%	99.46%
Cibrasec – Companhia Brasileira de Securitização (1) (8) (9) (20)	Credit Acquisition	9.07%	9.98%	10.00%
CPM Holdings Limited (8) (9)	Holding Company	49.00%	49.00%	49.00%
Nova Paiol Participações S.A. (14)	Holding Company	100.00%	100.00%	99.46%
Scopus Tecnologia Ltda. (1)	Information Technology	99.82%	99.82%	99.99%
Serasa S.A. (8) (9)	Services	26.36%	26.36%	26.36%
Smart Club do Brasil Ltda. (17)	Services	–	–	36.36%
União de Comércio e Participações Ltda. (18)	Holding Company	–	–	99.99%
União Participações Ltda. (19)	Holding Company	99.99%	99.99%	99.99%

(1)	Percentage ownership decreased through issuance of new stocks to minority stockholders of Banco Baneb S.A., merged by Banco Alvorada in December 2004;
(2)	Partial spin-off of Banco Baneb S.A. was held on December 30, 2004, with spun-off portion merged into Bradesco Vida e Previdência S.A. and the remaining portion merged into Banco Alvorada S.A.;
(3)	Percentage of ownership increased through the acquisition of stocks, in August 2004;
(4)	Merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004;
(5)	Merged into Banco Baneb S.A. in August 2004;
(6)	Merged into Banco Finasa S.A. in October 2004;
(7)	Formerly BES – Boavista Espírito Santo DTVM S.A.;
(8)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247;
(9)	Companies audited by other independent auditors in 2004 and 2005;

(10)	The special purpose entity called Brazilian Merchant Voucher Receivables Limited, operating in the securitization of the future flow of credit card bill receivables from foreign cardholders is being consolidated (Note 18c);
(11)	This branch ceased activities in July 2004 and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(12)	This branch ceased activities in February 2005 and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(13)	The special purpose entity called International Diversified Payment Rights Company, operating in the securitization of the future flow of money orders received from abroad is being consolidated (Note 18c);
(14)	Percentage ownership increased through merger of the minority stockholders’ stocks of Bradesco Seguros S.A. in March 2005;
(15)	A subsidiary since percentage ownership totals 51% of voting capital;
(16)	Formerly Cia. Securitizadora de Crédito Financeiro Interatlântico;
(17)	Merged into Cia. Brasileira de Meios de Pagamento – Visanet in December 2004;
(18)	On August 31, 2004, União de Comércio e Participações Ltda. was partially spun off, with the spun-off portion merged into Caulim Participações Ltda. The remaining portion was merged into Banco Alvorada S.A. in September 2004; and
(19)	Formerly Caulim Participações Ltda.
(20)	Reduction in stake by virtue of issuance of stocks attributed to new stockholder of the company in April 2005.

3) Significant Accounting Policies

     a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions income, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a unearned premiums reserve and deferred commercial expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bonds plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Commercialization Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bonds certificate revenues are effectively received.

The supplementary pension plan contributions are recorded in income at the time they are effectively received.

The corresponding expenses for technical reserves for private pension plans and savings bonds are recorded at the same time as revenue there from is recognized.

    b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

    c) Securities

– Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to income for the period;

– Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

– Securities held to maturity – securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

    d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly correlated in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

– Market risk hedge – the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period; and

– Cash flow hedge – hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

    e) Loan and leasing operations, advances on foreign exchange contracts, other receivables and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of loan operations past due up to 59 days is recorded in revenues from loan operations and, subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written-off against the allowance and which are recorded in memorandum accounts, are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

    f) Income tax and social contribution (asset and liability)

Tax credits, income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”. Only deferred tax assets which have already acquired tax deductibility rights are recorded on goodwill amortization.

Tax credits on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

    g) Investments

Significant investments in subsidiary and affiliated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at their unaudited book values, informed by the corresponding exchanges, while fiscal incentives and other investments were recorded at acquisition cost, less the provision for loss, when applicable.

    h) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; data processing systems – 20% to 50% p.a.; and transportation systems – 20% p.a.

    i) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges.

    j) Deposits and funds obtained in the open market

These are recorded at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

    k) Technical provisions relating to insurance, private pension plans and savings bonds activities Unearned premiums reserve

These are recorded based on the retained insurance premiums deferred over the terms of the insurance contracts, in accordance with criteria established by SUSEP and ANS.

Reserves for benefits to be granted and benefits granted

Mathematical reserves comprise the amounts of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract, under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical reserves comprise the present value of future benefits estimated based on actuarial methods and assumptions. The reserve for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the reserve for benefits granted comprises participants who are currently receiving benefits.

Savings bonds – mathematical reserves for redemptions and draws

These were recorded in conformity with the actuarial technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bonds certificates effectively received and adjusted for price-level restatement.

Unsettled claims reserve and IBNR

The unsettled claims reserve is recorded based on the estimated payments of claims incurred, including claims which are under dispute in the courts, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The claims reserve incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

    l) Other assets and liabilities

The assets were stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

Bradesco Organization’s policy is not to record the active contingencies while the final decision, when no more appeals are possible, is not effectively established.

4) Information for Comparison Purposes

Relevant reclassifications or other information in previous periods, affecting the comparison of financial statements as of June 30,2005 did not occur.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

    a) Balance sheet

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Assets
Current assets and long-term receivables	131,791,957	18,777,335	43,053,283	31,220	625,273	(4,297,873)	189,981,195
Funds available	2,793,888	221,932	101,042	27,374	17,403	(80,186)	3,081,453
Interbank investments	20,574,432	2,856,718	–	–	–	(57,451)	23,373,699
Securities and derivative financial instruments	16,210,788	9,020,047	39,994,000	2,140	356,563	(1,142,126)	64,441,412
Interbank and interdepartmental accounts	16,251,800	7,056	–	–	–	–	16,258,856
Loan and leasing operations	56,320,720	6,448,983	–	–	–	(2,841,419)	59,928,284
Other receivables and other assets	19,640,329	222,599	2,958,241	1,706	251,307	(176,691)	22,897,491
Permanent assets	13,718,931	292,751	632,082	60	298,374	(10,381,306)	4,560,892
Investments	10,764,225	291,097	311,947	–	33,645	(10,381,306)	1,019,608
Property, plant and equipment in use and leased assets	1,720,288	1,644	264,066	60	102,325	–	2,088,383
Deferred charges	1,234,418	10	56,069	–	162,404	–	1,452,901
Total on June 30, 2005	145,510,888	19,070,086	43,685,365	31,280	923,647	(14,679,179)	194,542,087
Total on March 31, 2005	142,802,472	20,813,917	41,979,958	35,821	612,471	(14,945,732)	191,298,907
Total on June 30, 2004	133,061,617	21,511,906	36,018,897	46,058	612,815	(14,997,481)	176,253,812

Liabilities
Current and long-term liabilities	127,990,208	13,676,848	39,235,842	20,275	356,608	(4,297,873)	176,981,908
Deposits	68,287,381	3,516,068	–	–	–	(149,176)	71,654,273
Funds obtained in the open market	19,870,343	1,088,405	–	–	–	(2,257)	20,956,491
Funds from issuance of securities	5,358,577	2,697,519	–	–	–	(1,378,805)	6,677,291
Interbank and interdepartmental accounts	1,464,714	1,699	–	–	–	–	1,466,413
Borrowings and onlendings	14,715,527	2,862,642	22	–	–	(2,579,229)	14,998,962
Derivative financial instruments	1,548,913	70,064	–	–	311	–	1,619,288
Technical provisions for insurance,
private pension plans and savings bonds	–	–	36,513,269	19,396	–	–	36,532,665
Other liabilities:
– Subordinated debt	3,286,342	3,209,665	–	–	–	–	6,496,007
– Other	13,458,411	230,786	2,722,551	879	356,297	(188,406)	16,580,518
Deferred income	58,310	–	–	–	4	–	58,314
Minority interest and stockholders’ equity in
subsidiaries	13,920	5,393,238	4,449,523	11,005	567,035	(10,381,306)	53,415
Stockholders’ equity	17,448,450	–	–	–	–	–	17,448,450
Total on June 30, 2005	145,510,888	19,070,086	43,685,365	31,280	923,647	(14,679,179)	194,542,087
Total on March 31, 2005	142,802,472	20,813,917	41,979,958	35,821	612,471	(14,945,732)	191,298,907
Total on June 30, 2004	133,061,617	21,511,906	36,018,897	46,058	612,815	(14,997,481)	176,253,812

b) Statement of income

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	11,466,261	578,668	3,251,751	411	12,704	(81,438)	15,228,357
Expenses from financial intermediation	5,982,517	327,331	1,841,318	–	1,115	(81,391)	8,070,890
Gross income from financial intermediation	5,483,744	251,337	1,410,433	411	11,589	(47)	7,157,467
Other operating income (expenses)	(3,052,597)	(28,914)	(369,231)	4,769	18,727	47	(3,427,199)
Operating income	2,431,147	222,423	1,041,202	5,180	30,316	–	3,730,268
Non-operating income	8,192	2,074	(43,560)	(486)	7,173	–	(26,607)
Income before taxes and profit sharing	2,439,339	224,497	997,642	4,694	37,489	–	3,703,661
Income tax and social contribution	(864,373)	(2,723)	(204,738)	–	(8,827)	–	(1,080,661)
Minority interest in subsidiaries	(228)	–	(1,277)	–	(203)	–	(1,708)
Net Income in the 1st half of 2005	1,574,738	221,774	791,627	4,694	28,459	–	2,621,292
Net Income in the 2nd quarter of 2005	979,378	50,511	364,831	4,556	16,591	–	1,415,867
Net Income in the 1st quarter of 2005	595,360	171,263	426,796	138	11,868	–	1,205,425
Net Income in the 1st half of 2004	697,989	169,107	374,541	(480)	8,892	–	1,250,049

(1)	The Financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies;
(2)	Asset and liability and income and expense account balances are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4)	Amounts eliminated between companies from different segments.

6) Balance Sheet by Currency and Exchange Exposure

					R$ thousand

		2005			2004

		On June 30		On March 31	On June 30

	Balance Sheet	Local	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current assets and long-term receivables	189,981,195	166,174,716	23,806,479	27,681,400	31,981,087
Funds available	3,081,453	2,652,557	428,896	549,726	267,522
Interbank investments	23,373,699	20,464,182	2,909,517	3,681,400	3,998,009
Securities and derivative financial instruments	64,441,412	56,488,545	7,952,867	8,945,283	9,150,348
Interbank and interdepartmental accounts	16,258,856	16,251,800	7,056	9,737	7,653
Loan and leasing operations	59,928,284	53,776,453	6,151,831	6,602,350	7,199,237
Other receivables and other assets	22,897,491	16,541,179	6,356,312	7,892,904	11,358,318
Permanent assets	4,560,892	4,223,780	337,112	425,529	468,636
Investments	1,019,608	684,210	335,398	423,392	464,594
Property, plant and equipment in use and leased assets	2,088,383	2,086,679	1,704	2,123	3,577
Deferred charges	1,452,901	1,452,891	10	14	465
Total	194,542,087	170,398,496	24,143,591	28,106,929	32,449,723

Liabilities
Current and long-term liabilities	176,981,908	156,330,782	20,651,126	22,865,843	28,013,045
Deposits	71,654,273	68,217,536	3,436,737	2,519,043	3,785,629
Funds obtained in the open market	20,956,491	19,868,086	1,088,405	1,883,838	1,162,018
Funds from issuance of securities	6,677,291	3,444,850	3,232,441	4,839,334	5,200,326
Interbank and interdepartmental accounts	1,466,413	518,435	947,978	844,452	676,246
Borrowings and onlendings	14,998,962	8,216,517	6,782,445	7,844,928	9,504,451
Derivative financial instruments	1,619,288	1,578,007	41,281	1,215	222
Technical provisions for insurance, private pension plans
and savings bonds	36,532,665	36,513,269	19,396	23,086	27,749
Other liabilities:
– Subordinated debt	6,496,007	3,286,342	3,209,665	2,951,304	3,306,910
– Other	16,580,518	14,687,740	1,892,778	1,958,643	4,349,494
Deferred income	58,314	58,314	–	–	–
Minority interest in subsidiaries	53,415	53,415	–	–	–
Stockholders’ equity	17,448,450	17,448,450	–	–	–
Total	194,542,087	173,890,961	20,651,126	22,865,843	28,013,045
Net position of assets and liabilities			3,492,465	5,241,086	4,436,678
Net position of derivatives (2)			(6,296,238)	(8,592,693)	(4,476,040)
Other memorandum accounts, net (3)			(285,313)	(375,743)	(490,464)
Net exchange position (liability)			(3,089,086)	(3,727,350)	(529,826)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding derivative operations maturing in D+1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

7) Balance Sheet by Maturity

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current assets and long-term receivables	110,200,389	24,923,756	14,275,358	40,581,692	–	189,981,195
Funds available	3,081,453	–	–	–	–	3,081,453
Interbank investments	21,618,420	639,610	508,746	606,923	–	23,373,699
Securities and derivative financial
instruments (1)	46,340,300	3,826,643	1,759,678	12,514,791	–	64,441,412
Interbank and interdepartmental accounts	16,005,705	2,915	3,550	246,686	–	16,258,856
Loan and leasing operations	10,281,891	19,989,681	10,529,198	19,127,514	–	59,928,284
Other receivables and other assets	12,872,620	464,907	1,474,186	8,085,778	–	22,897,491
Permanent assets	57,423	287,102	344,522	2,367,738	1,504,107	4,560,892
Investments	–	–	–	–	1,019,608	1,019,608
Property, plant and equipment in use and
leased assets	19,464	97,305	116,766	1,370,349	484,499	2,088,383
Deferred charges	37,959	189,797	227,756	997,389	–	1,452,901
Total on June 30, 2005	110,257,812	25,210,858	14,619,880	42,949,430	1,504,107	194,542,087
Total on March 31, 2005	108,621,206	22,491,322	15,790,275	42,728,677	1,667,427	191,298,907
Total on June 30, 2004	103,079,488	17,848,717	13,650,364	40,065,066	1,610,177	176,253,812

Liabilities
Current and long-term liabilities	97,669,475	12,977,125	10,271,748	55,353,573	709,987	176,981,908
Deposits (2)	44,050,461	4,862,982	3,867,109	18,873,721	–	71,654,273
Funds obtained in the open market	15,355,243	1,687,769	439,033	3,474,446	–	20,956,491
Funds from issuance of securities	192,932	837,471	172,715	5,474,173	–	6,677,291
Interbank and interdepartmental accounts	1,466,413	–	–	–	–	1,466,413
Borrowings and onlendings	1,324,832	3,856,421	4,186,631	5,631,078	–	14,998,962
Derivative financial instruments	1,592,962	19,034	6,350	942	–	1,619,288
Technical provisions for insurance, private
pension plans and savings bonds (2)	23,135,332	1,263,769	715,101	11,418,463	–	36,532,665
Other liabilities:
– Subordinated debt	42,956	28,512	–	5,714,552	709,987	6,496,007
– Other	10,508,344	421,167	884,809	4,766,198	–	16,580,518
Deferred income	58,314	–	–	–	–	58,314
Minority interest in subsidiaries	–	–	–	–	53,415	53,415
Stockholders’ equity	–	–	–	–	17,448,450	17,448,450
Total on June 30, 2005	97,727,789	12,977,125	10,271,748	55,353,573	18,211,852	194,542,087
Total on March 31, 2005	99,409,763	16,130,109	7,771,444	51,397,456	16,590,135	191,298,907
Total on June 30, 2004	93,061,353	14,288,080	10,300,723	44,887,313	13,716,343	176,253,812
Accumulated net assets on
June 30, 2005	12,530,023	24,763,756	29,111,888	16,707,745	–	–
Accumulated net assets on
March 31, 2005	9,211,443	15,572,656	23,591,487	14,922,708	–	–
Accumulated net assets on
June 30, 2004	10,018,135	13,578,772	16,928,413	12,106,166	–	–

(1)	Investment fund applications are classified as up to 30 days; and
(2)	Demand and savings account deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

8)    Funds Available

    a) Funds available

			R$ thousand

	2005		2004

	On June 30	On March 31	On June 30

Local currency	2,652,522	2,507,747	1,954,381
Foreign currency	428,896	549,726	267,522
Investments in gold	35	39	67
Total	3,081,453	3,057,512	2,221,970

b) Statement of cash flows

We present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

		R$ thousand

		2005			2004

		2nd Qtr.	1st Qtr.	1st Half	1st Half

Operating activities
Net income		1,415,867	1,205,425	2,621,292	1,250,049
Adjustments to reconcile net income to net funds from (used in)
operating activities:
Allowance for doubtful accounts		562,149	634,597	1,196,746	1,074,548
(Reversal of) allowance for losses on interbank investments, securities and
investments		(38,156)	7,432	(30,724)	(4,367)
Variation, price-level restatement and interest on technical provisions for
insurance, private pension plans and savings bonds		1,181,104	1,357,469	2,538,573	2,921,952
Depreciation and amortization		111,348	115,535	226,883	241,533
Goodwill amortization (Notes 30 and 31)		87,991	96,114	184,105	313,547
Equity in the earnings of subsidiary and affiliated companies		(10,283)	5,641	(4,642)	(122,268)
Other		41,518	30,613	72,131	8,086
Change in assets and liabilities:
Decrease (increase) in interbank investments		(1,755,421)	727,944	(1,027,477)	11,191,787
Decrease (increase) in securities and derivative financial instruments		533,965	(1,108,078)	(574,113)	(1,675,745)
Decrease (increase) in interbank accounts		(245,830)	(246,351)	(492,181)	(858,579)
Decrease (increase) in interdepartmental accounts		150,908	(534,646)	(383,738)	(461,444)
Decrease (increase) in loan operations		(3,997,045)	(2,488,012)	(6,485,057)	(4,130,297)
Decrease (increase) in leasing operations		(198,843)	(113,226)	(312,069)	69,677
Decrease (increase) in insurance premiums receivable		(64,875)	1,184	(63,691)	(80,436)
Decrease (increase) in other receivables		2,049,623	(1,774,636)	274,987	(4,646,000)
Decrease (increase) in other assets		(114,073)	(73,353)	(187,426)	(61,095)
Amounts written-off against the allowance for doubtful accounts		(413,079)	(478,788)	(891,867)	(997,585)
Increase (decrease) in technical provisions for insurance, private pension plans
and savings bonds		23,202	302,236	325,438	147,441
Increase (decrease) in other liabilities		61,636	1,202,276	1,263,912	4,002,448
Increase (decrease) in deferred income		14,488	(774)	13,714	6,115
Adjustment to the market value – securities available for sale		110,639	(222,311)	(111,672)	(451,214)
Net cash provided by (used in) operating activities		(493,167)	(1,353,709)	(1,846,876)	7,738,153
Investment activities
Decrease (increase) in compulsory deposits - Brazilian Central Bank		377,910	20,418	398,328	(57,004)
Sale of non-operating assets		63,040	30,844	93,884	139,259
Sale of investments		120,552	20,045	140,597	41,544
Sale of property, plant and equipment in use and leased assets		94,942	76,410	171,352	50,366
Decrease in deferred charges		6,951	–	6,951	26,659
Acquisition of non-operating assets		(28,284)	(28,327)	(56,611)	(41,575)
Acquisition of investments		(29,908)	(74,921)	(104,829)	(43,027)
Acquisition of property, plant and equipment in use and leased assets		(116,860)	(66,182)	(183,042)	(287,535)
Deferred charges		(130,370)	(54,501)	(184,871)	(571,041)
Interest on own capital / dividends received		6,940	30,288	37,228	15,780
Net cash provided by (used in) investing activities		364,913	(45,926)	318,987	(726,574)
Financing activities
Increase (decrease) in deposits		282,370	2,728,576	3,010,946	6,109,597
Increase (decrease) in funds obtained in the open market		(901,622)	(1,028,290)	(1,929,912)	(16,046,658)
Increase (decrease) in funds from issuance of securities		1,642,034	(22,235)	1,619,799	233,414
Increase (decrease) in borrowings and onlendings		(634,429)	(325,981)	(960,410)	2,021,614
Subordinated debt		378,809	144,453	523,262	1,186,445
Capital increase through subscription		–	700,000	700,000	–
Premium on stock subscription		–	24,250	24,250	–
Subsidies for investments		–	–	–	1,259
Interest on own capital/dividends paid and/or accrued		(558,882)	(366,231)	(925,113)	(651,401)
Stock buyback		(57,657)	(29,764)	(87,421)	(45,547)
Variation in minority interest		1,572	(6,891)	(5,319)	(46,758)
Net cash provided by (used in) financing activities		152,195	1,817,887	1,970,082	(7,238,035)
(Decrease) increase in funds available, net		23,941	418,252	442,193	(226,456)

Change in funds available, net	At the beginning of the period At the end of the period Increase/(decrease) in funds available, net	3,057,512	2,639,260	2,639,260	2,448,426
		3,081,453	3,057,512	3,081,453	2,221,970
		23,941	418,252	442,193	(226,456)

9) Interbank Investments

a) Maturities

	R$ thousand

	2005						2004

	Up to 30	From 31	From 181	More than	On	On	On
	days	to 180 days	to 360 days	360 days	June 30	March 31	June 30

Funds obtained in the open market:
Own portfolio position	4,047,616	–	–	–	4,047,616	1,420,168	1,459,325
• Financial Treasury Bill	967,883	–	–	–	967,883	546,419	919,480
• National Treasury Notes	323,656	–	–	–	323,656	106,048	68,450
• National Treasury Bill	2,756,077	–	–	–	2,756,077	671,542	471,395
• Other	–	–	–	–	–	96,159	–
Third-party portfolio position	14,325,068	–	–	–	14,325,068	14,481,232	13,529,461
• Financial Treasury Bill	8,217,956	–	–	–	8,217,956	10,106,040	12,989,822
• National Treasury Bill	6,107,112	–	–	–	6,107,112	4,361,240	539,639
• Other	–	–	–	–	–	13,952	–
Unrestricted Securities	–	–	–	–	–	–	50,294
• National Treasury Bill	–	–	–	–	–	–	50,294
Subtotal	18,372,684	–	–	–	18,372,684	15,901,400	15,039,080
Interbank deposits:
• Interbank deposits	3,245,811	640,847	510,369	607,452	5,004,479	5,720,341	5,493,136
• Provision for losses	(75)	(1,237)	(1,623)	(529)	(3,464)	(8,703)	(3,669)
Subtotal	3,245,736	639,610	508,746	606,923	5,001,015	5,711,638	5,489,467
Total on June 30, 2005	21,618,420	639,610	508,746	606,923	23,373,699
%	92.5	2.7	2.2	2.6	100.0
Total on March 31, 2005	18,691,676	1,585,828	631,382	704,152		21,613,038
%	86.5	7.3	2.9	3.3		100.0
Total on June 30, 2004	18,957,517	630,032	324,429	616,569			20,528,547
%	92.3	3.1	1.6	3.0			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

				R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Income on investments in purchase and sale commitments:
Own portfolio position	70,021	27,544	97,565	178,005
Third-party portfolio position	672,195	613,939	1,286,134	1,167,595
Subtotal	742,216	641,483	1,383,699	1,345,600
Income on interbank investments	105,554	96,370	201,924	121,053
Total (Note 10e)	847,770	737,853	1,585,623	1,466,653

10) Securities and Derivative Financial Instruments

The following information is related to marketable securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer;
b) Consolidated portfolio breakdown by issuer;
c) Consolidated classification by category, days to maturity and business segment:
    I) Trading securities
    II) Securities available for sale
    III) Securities held to maturity
d) Composition of the portfolios distributed by publication items; and
e) Income on securities transactions, financial income on insurance, private pension plans and derivative financial instruments.

a) Summary of the consolidated classification of securities by business segment and issuer

									R$ thousand

					2005				2004

		Insurance/	Private
	Financial	Savings	pension	Other
		bonds	plans	activities	On June 30%		On March 31%		On June 30%

Trading securities	11,881,515	4,754,373	24,444,967	326,778	41,407,633	72.6	38,267,343	68.3	33,754,024	70.8
– Government
securities	8,312,366	3,501,828	10,334,658	274,938	22,423,790	39.3	21,334,672	38.1	20,638,382	43.3
– Corporate bonds	1,741,982	1,252,545	1,256,241	51,840	4,302,608	7.5	3,492,303	6.2	2,575,264	5.4
– Derivative
financial
instruments
(private) (8)	1,827,167	–	–	–	1,827,167	3.2	1,584,684	2.8	817,998	1.7
– PGBL / VGBL	–	–	12,854,068	–	12,854,068	22.6	11,855,684	21.2	9,722,380	20.4
Securities available
for sale	9,240,713	947,892	1,098,882	14,278	11,301,765	19.8	13,256,873	23.7	9,406,442	19.7
– Government
securities	7,183,567	482,332	13,774	–	7,679,673	13.5	9,421,271	16.9	5,979,894	12.5
– Corporate bonds	2,057,146	465,560	1,085,108	14,278	3,622,092	6.3	3,835,602	6.8	3,426,548	7.2
Securities held to
maturity	1,172,701	–	3,177,516	–	4,350,217	7.6	4,506,108	8.0	4,514,656	9.5
– Government
securities	1,126,278	–	3,177,516	–	4,303,794	7.5	4,453,393	7.9	4,513,069	9.4
– Corporate bonds	46,423	–	–	–	46,423	0.1	52,715	0.1	1,587	0.1
Subtotal	22,294,929	5,702,265	28,721,365	341,056	57,059,615	100.0	56,030,324	100.0	47,675,122	100.0
Purchase and sale
commitments (3)	1,819,287	2,136,818	3,425,692	–	7,381,797		8,811,197		8,537,390
Overall total	24,114,216	7,839,083	32,147,057	341,056	64,441,412		64,841,521		56,212,512
– Government
securities	16,622,211	3,984,160	13,525,948	274,938	34,407,257	60.3	35,209,336	62.8	31,131,345	65.3
– Corporate bonds	5,672,718	1,718,105	2,341,349	66,118	9,798,290	17.1	8,965,304	16.0	6,821,397	14.3
– PGBL / VGBL	–	–	12,854,068	–	12,854,068	22.6	11,855,684	21.2	9,722,380	20.4
Subtotal	22,294,929	5,702,265	28,721,365	341,056	57,059,615	100.0	56,030,324	100.0	47,675,122	100.0
Purchase and sale
commitments (3)	1,819,287	2,136,818	3,425,692	–	7,381,797		8,811,197		8,537,390
Overall total	24,114,216	7,839,083	32,147,057	341,056	64,441,412		64,841,521		56,212,512

Notes to the Financial Statements

b) Consolidated portfolio breakdown by issuer

										R$ thousand

	2005									2004

	On June 30							On March 31		On June 30

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (4) (5) (6)	Restated cost value	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market
(1)

Government securities	671,668	6,238,894	4,557,387	22,939,308	34,407,257	34,197,830	209,427	35,209,336	(114,204)	31,131,345	(482,164)
National Treasury Bill	1,280	1,103,915	3,084,778	6,281,275	10,471,248	10,481,808	(10,560)	8,471,780	(9,327)	9,778,303	(20,589)
Financial Treasury Bill	313,552	3,815,466	1,389,141	2,324,743	7,842,902	7,839,531	3,371	10,087,687	(31,693)	5,681,152	(28,462)
National Treasury Notes	62,164	1,196,967	–	8,080,401	9,339,532	9,343,806	(4,274)	9,147,070	(1,230)	8,455,849	(21,845)
Brazilian foreign debt notes	198,928	–	83,406	6,004,822	6,287,156	6,036,290	250,866	6,930,954	(41,847)	6,564,525	(382,941)
Privatization currencies	4,602	1	–	223,871	228,474	254,027	(25,553)	250,545	(24,952)	292,576	(33,797)
Foreign government securities	91,142	78,971	62	24,130	194,305	194,268	37	269,173	(1,417)	231,860	34
Central Bank Notes	–	41,535	–	–	41,535	45,946	(4,411)	50,026	(3,689)	126,882	5,437
Others	–	2,039	–	66	2,105	2,154	(49)	2,101	(49)	198	(1)
Corporate bonds	2,914,295	1,037,348	1,690,960	4,155,687	9,798,290	9,472,819	325,471	8,965,304	467,917	6,821,397	439,050
Certificates of Bank Deposit	10,716	511,651	1,157,130	1,143,723	2,823,220	2,830,984	(7,764)	1,998,525	–	1,080,889	(242)
Stocks	1,340,435	–	–	–	1,340,435	993,672	346,763	1,566,542	480,226	1,720,036	489,212
Debentures	–	274,963	290,793	1,139,064	1,704,820	1,766,550	(61,730)	1,616,714	(31,449)	1,250,752	(56,412)
Foreign securities	1,516	23,825	14,067	1,292,474	1,331,882	1,274,107	57,775	1,567,995	24,545	1,501,022	(2,156)
Derivative financial instruments	1,455,762	118,187	173,947	79,271	1,827,167	1,820,762	6,405	1,584,684	1,217	817,998	11,751
Other	105,866	108,722	55,023	501,155	770,766	786,744	(15,978)	630,844	(6,622)	450,700	(3,103)
PGBL/VGBL	158,994	3,377,806	3,761,481	5,555,787	12,854,068	12,854,068	–	11,855,684	–	9,722,380	–
Subtotal	3,744,957	10,654,048	10,009,828	32,650,782	57,059,615	56,524,717	534,898	56,030,324	353,713	47,675,122	(43,114)
Purchase and sale commitments (3)	–	3,928,288	3,438,048	15,461	7,381,797	7,381,797	–	8,811,197	–	8,537,390	–
Overall total	3,744,957	14,582,336	13,447,876	32,666,243	64,441,412	63,906,514	534,898	64,841,521	353,713	56,212,512	(43,114)

c) Consolidated classification by category, days to maturity and business segment

    I) Trading Securities

										R$ thousand

	2005									2004

	On June 30							On March 31		On June 30

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (4) (5) (6)	Restated cost value	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market
(1)

Trading securities
– Financial (2)	2,008,439	3,232,776	2,560,298	4,080,002	11,881,515	11,866,371	15,144	11,967,431	(25,509)	11,305,669	(93,500)
National Treasury Bill	274,624	2,663,650	934,614	1,232,391	5,105,279	5,097,352	7,927	4,725,007	(15,199)	4,063,060	(28,368)
Financial Treasury Bill	1,280	182,037	1,055,662	1,366,743	2,605,722	2,612,344	(6,622)	2,330,523	(6,082)	2,645,187	(14,798)
Certificates of Bank Deposit	1,199	117,203	13,812	536,619	668,833	668,833	–	719,814	–	798,418	–
Derivative financial instruments (8)	1,455,762	118,187	173,947	79,271	1,827,167	1,820,762	6,405	1,584,668	1,217	816,897	11,751
Debentures	–	2,619	290,055	320,277	612,951	612,951	–	976,491	–	768,869	–
Brazilian foreign debt notes	16,945	–	83,406	173,523	273,874	263,548	10,326	412,056	1,687	741,143	(12,662)
National Treasury Notes	–	–	–	132,361	132,361	132,349	12	344,777	22	709,247	(31,766)
Foreign securities	486	21,366	8,740	198,154	228,746	231,687	(2,941)	329,335	(5,737)	159,497	8,277
Foreign government securities	91,142	78,971	62	24,130	194,305	194,268	37	264,266	(1,417)	231,860	34
Stocks	138,228	–	–	–	138,228	138,228	–	142,964	–	70,938	(64)
Central Bank Notes	–	825	–	–	825	825	–	1,345	–	63,561	8,233
Privatization currencies	–	–	–	–	–	–	–	–	–	55,811	(34,206)
Other	28,773	47,918	–	16,533	93,224	93,224	–	136,185	–	181,181	69
– Insurance and savings bonds	96,360	822,064	1,358,761	2,477,188	4,754,373	4,782,440	(28,067)	5,750,795	8	3,291,778	(28,014)
Financial Treasury Bill	–	594,464	499,422	1,268,718	2,362,604	2,362,596	8	4,078,477	8	1,955,959	76
National Treasury Bill	3,464	62,429	300,659	772,671	1,139,223	1,139,223	–	932,971	–	914,775	–
Certificates of Bank Deposit	5,804	165,103	558,641	132,164	861,712	861,712	–	473,949	–	10,179	–
National Treasury Notes	–	–	–	–	–	–	–	–	–	67,361	(11)
Stocks	48,435	–	–	–	48,435	48,435	–	130,360	–	158,999	–
Debentures	–	67	39	209,651	209,757	237,832	(28,075)	99,946	–	86,924	(28,079)
Foreign securities	–	–	–	4,207	4,207	4,207	–	1,894	–	–	–
Central Bank Notes	–	1	–	–	1	1	–	5	–	19	–
Other	38,657	–	–	89,777	128,434	128,434	–	33,193	–	97,562	–

										R$ thousand

	2005									2004

	On June 30							On March 31		On June 30

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (4) (5) (6)	Restated cost value	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market
(1)

– Private pension plans	290,950	4,696,712	5,797,166	13,660,139	24,444,967	24,451,168	(6,201)	20,447,025	1,919	19,070,622	10,563
Financial Treasury Bill	–	43,318	1,392,287	3,023,426	4,459,031	4,457,468	1,563	1,177,815	1,919	4,454,152	10,563
National Treasury Notes	62,164	1,040,251	–	4,225,834	5,328,249	5,328,249	–	4,993,060	–	3,797,137	–
Certificates of Bank Deposit	2,518	162,828	580,671	130,960	876,977	884,741	(7,764)	227,755	–	12,247	–
National Treasury Bill	8,708	72,251	62,721	272,179	415,859	415,859	–	1,846,648	–	682,471	–
Stocks	58,566	–	–	–	58,566	58,566	–	35,552	–	196,381	–
Privatization currencies	–	–	–	131,426	131,426	131,426	–	154,335	–	198,873	–
Debentures	–	165	6	125,248	125,419	125,419	–	1,416	–	6,350	–
Central Bank Notes	–	93	–	–	93	93	–	79	–	631	–
PGBL / VGBL	158,994	3,377,806	3,761,481	5,555,787	12,854,068	12,854,068	–	11,855,684	–	9,722,380	–
Other	–	–	–	195,279	195,279	195,279	–	154,681	–	–	–
– Other activities	22,085	234,893	35,595	34,205	326,778	326,778	–	102,092	(878)	85,955	–
Financial Treasury Bill	–	212,601	33,115	24,419	270,135	270,135	–	50,854	–	47,317	–
Certificates of Bank Deposit	1,028	21,681	2,001	3,811	28,521	28,521	–	11,433	–	8,895	–
National Treasury Bill	1,828	607	460	1,908	4,803	4,803	–	22,454	–	9,227	–
National Treasury Notes	–	–	–	–	–	–	–	–	–	441	–
Derivative financial instruments (8)	–	–	–	–	–	–	–	16	–	1,101	–
Debentures	–	4	19	3,853	3,876	3,876	–	985	–	2,895	–
Other	19,229	–	–	214	19,443	19,443	–	16,350	(878)	16,079	–
Subtotal	2,417,834	8,986,445	9,751,820	20,251,534	41,407,633	41,426,757	(19,124)	38,267,343	(24,460)	33,754,024	(110,951)
Purchase and sale commitments (3)	–	3,928,288	3,438,048	15,461	7,381,797	7,381,797	–	8,811,197	–	8,537,390	–
– Financial (2)	–	1,803,826	–	15,461	1,819,287	1,819,287	–	1,885,628	–	4,368,060	–
– Insurance and savings bonds	–	1,414,707	722,111	–	2,136,818	2,136,818	–	700,569	–	944,258	–
– Private pension plans	–	709,755	2,715,937	–	3,425,692	3,425,692	–	6,225,000	–	3,225,072	–
Overall total	2,417,834	12,914,733	13,189,868	20,266,995	48,789,430	48,808,554	(19,124)	47,078,540	(24,460)	42,291,414	(110,951)
Derivative financial instruments (Liabilities)	(1,592,962)	(19,034)	(6,350)	(942)	(1,619,288)	(1,614,751)	(4,537)	(1,485,432)	4,584	(784,356)	(10,717)

    II) Securities available for sale

										R$ thousand

	2005									2004

	On June 30							On March 31		On June 30

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (4) (5) (6)	Restated cost value	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market	Market value/ book value (4) (5) (6)	Mark-to- market
(1)

Securities available for sale
– Financial (2)	261,921	1,250,282	148,016	7,580,494	9,240,713	9,092,832	147,881	11,028,539	(158,164)	6,899,961	(474,703)
National Treasury Bill	24,928	1,016,529	90,687	45,594	1,177,738	1,182,294	(4,556)	2,560,607	(16,494)	11,619	(94)
Brazilian foreign debt notes	141,509	–	–	4,745,495	4,887,004	4,646,464	240,540	5,248,372	(43,534)	4,329,432	(370,279)
Foreign securities	766	–	1,632	1,050,108	1,052,506	991,790	60,716	1,181,482	30,282	1,340,843	(10,433)
National Treasury Notes	–	–	–	602,138	602,138	604,750	(2,612)	525,593	(893)	746,742	3,695
Financial Treasury Bill	–	–	–	376,918	376,918	382,929	(6,011)	370,216	(5,740)	14,862	(20,208)
Certificates of Bank Deposit	–	22,012	–	335,074	357,086	357,086	–	406,253	–	98,951	(242)
Debentures	–	120,336	674	133,304	254,314	287,909	(33,595)	213,561	(31,302)	62,529	(28,225)
Stocks	73,038	–	–	–	73,038	133,648	(60,610)	85,112	(56,049)	64,263	(43,357)
Privatization currencies	4,602	1	–	92,445	97,048	122,601	(25,553)	96,210	(24,952)	37,892	409
Central Bank Notes	–	40,616	–	–	40,616	45,027	(4,411)	48,597	(3,689)	61,654	(2,796)
Other	17,078	50,788	55,023	199,418	322,307	338,334	(16,027)	292,536	(5,793)	131,174	(3,173)
– Insurance and savings bonds	449,896	184,222	104,292	209,482	947,892	792,787	155,105	1,053,549	215,899	1,228,607	174,585
Financial Treasury Bill	–	71,495	104,292	207,277	383,064	382,212	852	450,271	829	659,790	3,778
Stocks	447,600	–	–	–	447,600	291,673	155,927	489,610	215,429	444,519	164,570
Debentures	–	–	–	–	–	–	–	75	–	–	–
Certificates of Bank Deposit	167	13,459	–	2,205	15,831	15,831	–	5,344	–	6,443	–
Foreign government securities	–	–	–	–	–	–	–	4,907	–	–	–
Foreign securities	–	–	–	–	–	–	–	2,569	–	–	–
National Treasury Notes	–	99,268	–	–	99,268	100,942	(1,674)	100,773	(359)	117,855	6,237
Other	2,129	–	–	–	2,129	2,129	–	–	–	–	–
– Private pension plans	574,550	163,827	–	360,505	1,098,882	847,846	251,036	1,158,986	320,438	1,256,800	367,348
Stocks	574,550	–	–	–	574,550	323,104	251,446	682,926	320,846	783,813	367,456
Debentures	–	151,772	–	346,731	498,503	498,563	(60)	324,240	(147)	323,185	(108)
Financial Treasury Bill	–	–	–	13,774	13,774	14,124	(350)	13,624	(261)	–	–
Certificates of Bank Deposit	–	–	–	–	–	–	–	138,196	–	125,805	–
Other	–	12,055	–	–	12,055	12,055	–	–	–	23,997	–
– Other activities	18	9,365	2,005	2,890	14,278	14,278	–	15,799	–	21,074	607
Certificates of Bank Deposit	–	9,365	2,005	2,890	14,260	14,260	–	15,781	–	19,951	–
Stocks	18	–	–	–	18	18	–	18	–	1,123	607
Overall Total	1,286,385	1,607,696	254,313	8,153,371	11,301,765	10,747,743	554,022	13,256,873	378,173	9,406,442	67,837

    III) Securities held to maturity

Securities (1)						R$ thousand

	2005						2004

	On June 30					On March 31	On June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (4) (5) (6)	Restated cost value (4) (5) (6)	Restated cost value (4) (5) (6)

Securities held to maturity (7)
– Financial	40,738	2,459	3,695	1,125,809	1,172,701	1,323,241	1,587,710
Brazilian foreign debt notes	40,474	–	–	1,085,804	1,126,278	1,270,526	1,493,950
Foreign securities	264	2,459	3,695	40,005	46,423	52,715	682
Financial Treasury Bill	–	–	–	–	–	–	1,036
National Treasury Notes	–	–	–	–	–	–	90,120
Central Bank Notes	–	–	–	–	–	–	1,017
Other	–	–	–	–	–	–	905
Private pension plans	–	57,448	–	3,120,068	3,177,516	3,182,867	2,926,946
National Treasury Notes	–	57,448	–	3,120,068	3,177,516	3,182,867	2,926,946
Total	40,738	59,907	3,695	4,245,877	4,350,217	4,506,108	4,514,656

(1)	Investments in fund quotas were distributed based on the securities comprising their portfolios, maintaining the fund category classification;
(2)	Reclassifications held on December 31, 2004, in compliance with BACEN Circular 3068:
In BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., securities mainly comprised of investment funds in the amount of R$ 3,008 thousand, which were classified as securities held to maturity, were reclassified: R$ 3,006 thousand as trading securities and R$ 2 thousand as securities available for sale, with no effects on income or stockholders’ equity;
In Banco Mercantil de São Paulo, trading securities in the amount of R$ 51,738 thousand, mainly comprising privatization currencies, were reclassified to securities available for sale, with no effect on income or stockholders’ equity;
(3)	Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements;
(4)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(5)	This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the updated book value in the amount of R$ 836,704 thousand (March 31, 2005 – R$ 786,677 thousand – June 30, 2004 – R$ 761,775 thousand);
(6)	The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the updated cost reflects the value of respective quotas already at market value;
(7)	In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations on the reference date of June 30, 2005; and
(8)	In order to compare with the criterion adopted by the BACEN Circular 3068 and by the securities characteristic, the derivative financial instruments were recorded in the “Trading Securities” category.

    d) Breakdown of the portfolios by publication items

					R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Own portfolio	2,255,619	10,979,650	11,917,001	29,396,149	54,548,419
Fixed income securities	915,184	10,979,650	11,917,001	29,396,149	53,207,984
• Financial Treasury Bill	936	1,093,849	2,628,232	6,177,463	9,900,480
• Purchase and sale commitments (1)	–	3,928,288	3,438,048	15,461	7,381,797
• National Treasury Notes	62,164	1,196,967	–	7,759,271	9,018,402
• Brazilian foreign debt notes	165,696	–	68,344	4,781,793	5,015,833
• Certificates of Bank Deposit	10,716	511,651	1,157,130	825,753	2,505,250
• National Treasury Bill	313,552	373,986	503,821	1,192,988	2,384,347
• Foreign securities	1,516	23,825	14,067	1,292,474	1,331,882
• Debentures	–	274,963	290,793	1,139,064	1,704,820
• Central Bank Notes	–	8,583	–	–	8,583
• Foreign government securities	91,142	78,971	62	23,448	193,623
• Privatization currencies	4,602	–	–	131,426	136,028
• PGBL / VGBL	158,994	3,377,806	3,761,481	5,555,787	12,854,068
• Other	105,866	110,761	55,023	501,221	772,871
Equity securities	1,340,435	–	–	–	1,340,435
• Stocks of listed companies (technical provision)	726,158	–	–	–	726,158
• Stocks of listed companies (other)	614,277	–	–	–	614,277
Subject to commitments	33,576	3,484,499	1,356,928	3,190,823	8,065,826
Repurchase agreement	33,232	12,820	64,158	1,549,649	1,659,859
• National Treasury Bill	–	12,820	12,291	–	25,111
• Brazilian foreign debt notes	33,232	–	15,062	1,223,029	1,271,323
• Certificates of Bank Deposit	–	–	–	317,970	317,970
• Financial Treasury Bill	–	–	36,805	–	36,805
• National Treasury Notes	–	–	–	8,650	8,650
Central Bank	344	3,008,826	677,142	928,366	4,614,678
• National Treasury Bill	–	2,973,842	672,795	917,626	4,564,263
• National Treasury Notes	–	–	–	638	638
• Financial Treasury Bill	344	2,032	4,347	10,102	16,825
• Central Bank Notes	–	32,952	–	–	32,952
Privatization currencies	–	1	–	92,445	92,446
Collateral provided	–	462,852	615,628	620,363	1,698,843
• National Treasury Bill	–	454,818	200,234	214,129	869,181
• Financial Treasury Bill	–	8,034	415,394	93,710	517,138
• National Treasury Notes	–	–	–	311,842	311,842
• Foreign government securities	–	–	–	682	682
Derivative financial instruments	1,455,762	118,187	173,947	79,271	1,827,167
Total on June 30, 2005	3,744,957	14,582,336	13,447,876	32,666,243	64,441,412
%	5.8	22.6	20.9	50.7	100.0
Total on March 31, 2005	6,491,377	4,391,710	12,486,117	41,472,317	64,841,521
%	10.0	6.8	19.2	64.0	100.0
Total on June 30, 2004	5,296,337	6,296,787	7,808,008	36,811,380	56,212,512
%	9.4	11.2	13.9	65.5	100.0

1)	Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investments in fund quotas were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification.

e) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Fixed income securities (1)	852,133	987,941	1,840,074	1,535,177
Interbank investments (Note 9b)	847,770	737,853	1,585,623	1,466,653
Allocation of exchange variation of foreign branches and subsidiaries	(1,397,486)	(64,858)	(1,462,344)	797,573
Variable income securities	479	(5,733)	(5,254)	2,044
Subtotal	302,896	1,655,203	1,958,099	3,801,447
Financial income on insurance, private pension plans and savings bonds	1,464,488	1,769,232	3,233,720	2,426,180
Transactions with derivatives (Note 33c – V)	1,331,444	365,161	1,696,605	126,860
Total	3,098,828	3,789,596	6,888,424	6,354,487

(1) Includes foreign securities.

11) Interbank Accounts – Restricted Deposits

    a) Restricted deposits

				R$ thousand

	Remuneration	2005		2004

		On June 30	On March 31	On June 30

Compulsory deposits – demand deposits	1	4,529,135	4,789,323	4,168,403
Compulsory deposits – savings account deposits	2	4,874,788	4,892,733	4,462,917
Additional compulsory deposits	3	5,893,903	5,993,681	5,006,109
Restricted deposits – SFH	4	258,706	257,200	318,770
Funds from rural loans	4	578	578	578
Total		15,557,110	15,933,515	13,956,777

(1)	Non-remunerated;
(2)	Remunerated at the same rate as savings account deposits;
(3)	SELIC rate; and
(4)	Reference rate (TR).

    b) Compulsory deposits – income on restricted deposits

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Restricted deposits – BACEN (compulsory deposits)	379,185	344,310	723,495	536,598
Restricted deposits – SFH	7,922	7,580	15,502	21,055
Total	387,107	351,890	738,997	557,653

12) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables, is presented as follows:

a) By type and maturity;
b) By type and risk level;
c) Concentration of loan operations;
d) By economic activity sector;
e) Breakdown of loan operations and allowance for doubtful accounts;
f) Movement of the allowance for doubtful accounts;
g) Recovery and renegotiation; and
h) Income on loan operations.

a) By type and maturity

											R$ thousand

	Normal course

							2005				2004

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30 (A)%		Total on March 31 (A)%		Total on June 30 (A)%

Discounted trade receivables and other loans	7,199,143	4,260,535	3,608,570	4,188,090	4,086,614	5,948,168	29,291,120	39.7	27,117,852	38.3	23,612,845	38.6
Financings	1,942,427	1,849,035	1,458,511	3,265,606	5,371,135	9,315,295	23,202,009	31.5	21,145,258	29.9	17,294,918	28.2
Rural and agribusiness loans	394,702	91,368	197,268	654,154	506,961	3,444,707	5,289,160	7.2	5,837,556	8.3	5,558,188	9.1
Subtotal	9,536,272	6,200,938	5,264,349	8,107,850	9,964,710	18,708,170	57,782,289	78.4	54,100,666	76.5	46,465,951	75.9
Leasing operations	134,908	93,098	97,203	264,254	516,361	813,172	1,918,996	2.6	1,710,238	2.4	1,247,833	2.0
Advances on foreign exchange contracts (1)	1,396,025	980,636	864,229	1,198,941	574,616	–	5,014,447	6.8	5,213,759	7.4	6,223,290	10.2
Subtotal	11,067,205	7,274,672	6,225,781	9,571,045	11,055,687	19,521,342	64,715,732	87.8	61,024,663	86.3	53,937,074	88.1
Other receivables (2)	95,121	12,725	15,780	36,287	65,764	206,001	431,678	0.6	609,163	0.9	556,409	0.9
Total loan operations (3)	11,162,326	7,287,397	6,241,561	9,607,332	11,121,451	19,727,343	65,147,410	88.4	61,633,826	87.2	54,493,483	89.0
Sureties and guarantees (4)	342,454	157,783	163,649	616,206	1,062,049	6,217,030	8,559,171	11.6	9,084,887	12.8	6,750,633	11.0
Overall total on June 30, 2005	11,504,780	7,445,180	6,405,210	10,223,538	12,183,500	25,944,373	73,706,581	100.0
Overall total March 31, 2005	11,113,137	7,408,931	7,104,469	9,437,346	10,948,523	24,706,307			70,718,713	100.0
Overall total on June 30, 2004	10,126,029	6,071,173	5,246,881	8,705,143	9,323,099	21,771,791					61,244,116	100.0

											R$ thousand

		Abnormal course

		Past due installments

							2005				2004

		Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total on June 30 (B)%		Total on March 31 (B)%		Total on June 30 (B)%

Discounted trade receivables and other loans		353,043	222,986	203,014	353,731	332,818	1,465,592	73.4	1,430,367	73.7	1,315,815	73.7
Financings		110,359	70,621	44,427	74,709	52,757	352,873	17.7	341,440	17.6	301,079	16.9
Rural and agribusiness loans		14,001	14,182	5,487	2,418	32,777	68,865	3.5	47,398	2.4	39,205	2.2
Subtotal		477,403	307,789	252,928	430,858	418,352	1,887,330	94.6	1,819,205	93.7	1,656,099	92.8
Leasing operations		3,152	2,091	1,283	2,457	1,730	10,713	0.5	12,284	0.6	33,027	1.8
Advances on foreign exchange contracts (1)		7,020	4,819	181	1,128	61,329	74,477	3.7	84,666	4.4	35,398	2.0
Subtotal		487,575	314,699	254,392	434,443	481,411	1,972,520	98.8	1,916,155	98.7	1,724,524	96.6
Other receivables (2)		9,683	645	295	622	12,204	23,449	1.2	24,834	1.3	61,024	3.4
Total loan operations (3)		497,258	315,344	254,687	435,065	493,615	1,995,969	100.0	1,940,989	100.0	1,785,548	100.0
Sureties and guarantees (4)		–	–	–	–	–	–	–	–	–	–	–
Overall total on June 30, 2005		497,258	315,344	254,687	435,065	493,615	1,995,969	100.0
Overall total on March 31, 2005		388,488	294,625	229,940	455,510	572,426			1,940,989	100.0
Overall total on June 30, 2004		327,317	251,837	248,948	414,964	542,482					1,785,548	100.0

											R$ thousand

	Normal course

	Installments falling due

							2005				2004

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30 (C)%		Total on March 31 (C)%		Total on June 30 (C)%

Discounted trade receivables and other loans	124,243	104,692	88,652	196,789	218,639	261,594	994,609	37.6	886,855	37.0	802,405	37.8
Financings	108,597	95,698	90,525	246,504	378,203	619,863	1,539,390	58.3	1,427,004	59.3	1,219,245	57.5
Rural and agribusiness loans	1,603	706	885	2,108	15,876	39,584	60,762	2.3	33,605	1.4	15,432	0.7
Subtotal	234,443	201,096	180,062	445,401	612,718	921,041	2,594,761	98.2	2,347,464	97.7	2,037,082	96.0
Leasing operations	2,789	2,477	2,382	6,793	10,540	17,915	42,896	1.6	51,240	2.1	71,116	3.3
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	237,232	203,573	182,444	452,194	623,258	938,956	2,637,657	99.8	2,398,704	99.8	2,108,198	99.3
Other receivables (2)	3,462	223	213	507	686	746	5,837	0.2	5,970	0.2	15,235	0.7
Total loan operations (3)	240,694	203,796	182,657	452,701	623,944	939,702	2,643,494	100.0	2,404,674	100.0	2,123,433	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on June 30, 2005	240,694	203,796	182,657	452,701	623,944	939,702	2,643,494	100.0
Overall total on March 31, 2005	221,178	186,388	156,731	413,654	553,650	873,073			2,404,674	100.0
Overall total on June 30, 2004	200,808	142,897	138,992	340,951	470,371	829,414					2,123,433	100.0

					R$ thousand

	Abnormal course

	Installments falling due

	2005				2004

	Total on June 30 (A+B+C)%		Total on March 31 (A+B+C)%		Total on June 30 (A+B+C)%

Discounted trade receivables and other loans	31,751,321	40.6	29,435,074	39.2	25,731,065	39.5
Financings	25,094,272	32.0	22,913,702	30.5	18,815,242	28.8
Rural and agribusiness loans	5,418,787	6.9	5,918,559	7.9	5,612,825	8.6
Subtotal	62,264,380	79.5	58,267,335	77.6	50,159,132	76.9
Leasing operations	1,972,605	2.5	1,773,762	2.4	1,351,976	2.1
Advances on foreign exchange contracts (1)	5,088,924	6.5	5,298,425	7.1	6,258,688	9.6
Subtotal	69,325,909	88.5	65,339,522	87.1	57,769,796	88.6
Other receivables (2)	460,964	0.6	639,967	0.8	632,668	1.0
Total loan operations (3)	69,786,873	89.1	65,979,489	87.9	58,402,464	89.6
Sureties and guarantees (4)	8,559,171	10.9	9,084,887	12.1	6,750,633	10.4
Overall total on June 30, 2005	78,346,044	100.0
Overall total on March 31, 2005			75,064,376	100.0
Overall total on June 30, 2004					65,153,097	100.0

(1)	Advances on foreign exchange contracts are recorded as a reduction of the “Other liabilities” account;
(2)	“Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;
(3)	Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 1,539,160 thousand (March 31, 2005 – R$ 1,436,610 thousand and June 30, 2004 – R$ 1,278,891 thousand). Other receivables relating to credit cards in the amount of R$ 1,785,107 thousand (March 31, 2005 – R$ 1,697,355 thousand and June 30, 2004 – R$1,467,348 thousand) are presented in Note 13b; and
(4)	Amounts recorded in memorandum account.

b) By type and risk level

Loan Operations														R$ thousands

	Risk Levels

	AA	A	B	C	D	E	F	G	H	Total

										2005				2004

										On June 30%		On March 31%		On June 30%

Discounted trade
receivables and
other loans	7,360,357	15,092,501	1,859,405	4,281,521	760,318	268,077	305,927	491,616	1,331,599	31,751,321	45.4	29,435,074	44.6	25,731,065	44.1
Financings	3,723,002	13,228,723	2,261,263	4,946,173	306,024	99,994	127,391	71,874	329,828	25,094,272	36.0	22,913,702	34.7	18,815,242	32.2
Rural and agribusiness
loans	273,907	2,150,234	496,912	1,661,420	408,479	120,151	103,263	153,133	51,288	5,418,787	7.8	5,918,559	9.0	5,612,825	9.6
Subtotal	11,357,266	30,471,458	4,617,580	10,889,114	1,474,821	488,222	536,581	716,623	1,712,715	62,264,380	89.2	58,267,335	88.3	50,159,132	85.9
Leasing operations	97,674	414,295	340,692	1,020,899	34,519	7,191	22,641	3,149	31,545	1,972,605	2.8	1,773,762	2.7	1,351,976	2.3
Advances on foreign
exchange contracts	2,994,226	1,071,463	594,933	348,286	15,552	892	525	–	63,047	5,088,924	7.3	5,298,425	8.0	6,258,688	10.7
Subtotal	14,449,166	31,957,216	5,553,205	12,258,299	1,524,892	496,305	559,747	719,772	1,807,307	69,325,909	99.3	65,339,522	99.0	57,769,796	98.9
Other receivables	84,112	152,951	51,292	133,801	12,442	3,289	155	2,956	19,966	460,964	0.7	639,967	1.0	632,668	1.1
Total loan operations
on June 30, 2005	14,533,278	32,110,167	5,604,497	12,392,100	1,537,334	499,594	559,902	722,728	1,827,273	69,786,873	100.0
%	20.8	46.0	8.0	17.8	2.2	0.7	0.8	1.0	2.7	100.0
Total loan operations
on March 31, 2005	15,049,038	29,156,913	5,281,509	11,570,183	1,524,578	382,851	555,716	620,758	1,837,943			65,979,489	100.0
%	22.8	44.2	8.0	17.5	2.3	0.6	0.8	1.0	2.8			100.0
Total loan operations
on June 30, 2004	15,965,935	22,150,496	5,581,811	9,611,243	1,629,595	415,878	733,932	383,628	1,929,946					58,402,464	100.0
%	27.3	37.9	9.6	16.5	2.8	0.7	1.2	0.7	3.3					100.0

    c) Concentration of loan operations

						R$ thousand

	2005				2004

	On June 30%		On March 31%		On June 30%

Largest borrower	835,733	1.2	906,583	1.4	778,744	1.3
10 largest borrowers	5,565,312	8.0	5,635,233	8.5	5,536,330	9.5
20 largest borrowers	8,115,780	11.6	8,316,578	12.6	8,496,504	14.5
50 largest borrowers	12,937,684	18.5	13,077,505	19.8	14,028,458	24.0
100 largest borrowers	16,956,523	24.3	16,784,397	25.4	18,234,385	31.2

    d) By economic activity sector

						R$ thousand

	2005				2004

	On June 30%		On March 31%		On June 30%

Public Sector	623,544	0.9	571,067	0.9	608,542	1.0
Federal Government	344,664	0.5	299,513	0.5	397,155	0.6
Petrochemical	219,789	0.3	153,656	0.3	188,497	0.3
Production and distribution of electric power	124,875	0.2	145,857	0.2	208,658	0.3
State Government	278,275	0.4	268,060	0.4	208,728	0.4
Production and distribution of electric power	278,275	0.4	268,060	0.4	208,728	0.4
Municipal Government	605	–	3,494	–	2,659	–
Direct administration	605	–	3,494	–	2,659	–
Private sector	69,163,329	99.1	65,408,422	99.1	57,793,922	99.0
Manufacturing	18,389,885	26.4	18,336,779	27.8	18,530,341	31.7
Food and beverage	4,174,488	6.0	4,153,028	6.3	4,707,304	8.1
Steel, metallurgical and mechanical	2,666,260	3.8	3,110,147	4.7	3,376,818	5.8
Light and heavy vehicles	2,409,776	3.5	2,023,037	3.1	1,967,547	3.4
Chemical	1,808,226	2.6	1,682,840	2.6	1,237,359	2.1
Textiles and clothing	875,268	1.3	806,391	1.2	807,717	1.4
Pulp and paper	856,641	1.2	851,153	1.3	1,235,963	2.1
Extraction of metallic and non-metallic ores	850,695	1.2	771,300	1.2	360,517	0.6
Rubber and plastic articles	782,915	1.1	800,781	1.2	687,693	1.2
Electric and electronic products	667,127	1.0	650,880	1.0	844,933	1.4
Furniture and wood products	611,775	0.9	576,644	0.9	514,889	0.9
Automotive parts and accessories	508,552	0.7	436,856	0.7	409,268	0.7
Publishing, printing and reproduction	500,478	0.7	495,389	0.7	508,111	0.9
Non-metallic materials	341,743	0.5	345,863	0.5	284,434	0.5
Leather articles	338,666	0.5	338,638	0.5	316,696	0.5
Oil refining and production of alcohol	299,845	0.4	534,589	0.8	536,043	0.9
Other industries	697,430	1.0	759,243	1.1	735,049	1.2
Commerce	10,558,710	15.1	10,198,218	15.4	8,697,696	14.9
Products in specialty stores	2,817,493	4.0	2,820,698	4.2	1,884,640	3.2
Food products, beverage and tobacco	1,103,956	1.6	1,055,965	1.6	1,109,734	1.9
Grooming articles	872,806	1.3	792,581	1.2	722,474	1.2
Wholesale of goods in general	785,994	1.1	783,194	1.2	574,348	1.0
Non-specialized retailer	757,185	1.1	760,811	1.1	1,092,860	1.9
Self-propelled vehicles	732,629	1.0	759,691	1.1	506,407	0.9
Residues and scrap	696,601	1.0	609,040	0.9	591,313	1.0
Clothing and footwear	594,006	0.9	499,928	0.8	405,112	0.7
Repair, auto parts and accessories for
self-propelled vehicles	553,448	0.8	506,724	0.8	386,529	0.7
Agricultural and farming products	500,282	0.7	365,784	0.6	553,304	0.9
Fuel	491,440	0.7	459,704	0.7	393,777	0.7
Trade salesman	415,195	0.6	586,330	0.9	337,599	0.6
Other commerce	237,675	0.3	197,768	0.3	139,599	0.2

	R$ thousand

	2005				2004

	On June 30%		On March 31%		On June 30%

Financial intermediaries	216,706	0.3	523,663	0.8	469,559	0.8
Services	11,921,816	17.0	11,459,125	17.4	11,176,253	19.2
Transport and storage	3,173,911	4.5	3,014,921	4.6	2,291,611	3.9
Real estate activities, rentals and corporate
services	1,900,240	2.7	1,836,531	2.8	1,752,785	3.0
Civil construction	1,568,328	2.2	1,421,862	2.1	1,340,778	2.3
Telecommunications	1,263,330	1.8	1,480,245	2.2	2,313,480	4.0
Social services, education, health, defense
and social security	756,114	1.1	699,697	1.1	625,329	1.1
Production and distribution of electric
power, gas and water	1,045,186	1.5	970,012	1.5	1,241,509	2.1
Holding companies, legal, accounting and
business advisory services	505,091	0.7	306,678	0.5	195,977	0.3
Clubs, leisure, cultural and sports activities	428,368	0.6	387,866	0.6	455,811	0.8
Hotel and catering	261,859	0.4	243,697	0.4	221,436	0.4
Other services	1,019,389	1.5	1,097,616	1.6	737,537	1.3
Agribusiness, fishing, forestry
development and management	1,235,012	1.8	1,168,752	1.8	1,091,944	1.9
Individuals	26,841,200	38.5	23,721,885	35.9	17,828,129	30.5
Total	69,786,873	100.0	65,979,489	100.0	58,402,464	100.0

    e) Breakdown of loan operations and allowance for doubtful accounts

Risk level								R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2005		2004

	Past due	Falling due	Total abnormal course				% Accumulated on June 30	% Accumulated on March 31	% Accumulated| on June 30

AA	–	–	–	14,533,278	14,533,278	20.8	20.8	22.8	27.3
A	–	–	–	32,110,167	32,110,167	46.0	66.8	67.0	65.2
B	125,432	660,221	785,653	4,818,844	5,604,497	8.0	74.8	75.0	74.8
C	253,645	785,634	1,039,279	11,352,821	12,392,100	17.8	92.6	92.5	91.3
Subtotal	379,077	1,445,855	1,824,932	62,815,110	64,640,042	92.6
D	185,714	371,940	557,654	979,680	1,537,334	2.2	94.8	94.8	94.1
E	152,224	150,323	302,547	197,047	499,594	0.7	95.5	95.4	94.8
F	173,574	131,853	305,427	254,475	559,902	0.8	96.3	96.2	96.0
G	216,580	103,717	320,297	402,431	722,728	1.0	97.3	97.2	96.7
H	888,800	439,806	1,328,606	498,667	1,827,273	2.7	100.0	100.0	100.0
Subtotal	1,616,892	1,197,639	2,814,531	2,332,300	5,146,831	7.4
Total on June 30, 2005	1,995,969	2,643,494	4,639,463	65,147,410	69,786,873	100.0
%	2.9	3.8	6.7	93.3	100.0
Total on March 31, 2005	1,940,989	2,404,674	4,345,663	61,633,826	65,979,489
%	2.9	3.7	6.6	93.4	100.0
Total on June 30, 2004	1,785,548	2,123,433	3,908,981	54,493,483	58,402,464
%	3.1	3.6	6.7	93.3	100.0

Risk level										R$ thousand

	Provision for

	Minimum requirement						Additional	Existing	2005	2004

	% Minimum required provision	Specific							% on June 30	% on March 31	% on June 30

		Past due	Falling due	Total specific	Generic	Total

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	160,581	160,581	426	161,007	0.5	0.5	0.8
B	1.0	1,254	6,602	7,856	48,187	56,043	19,085	75,128	1.3	1.3	1.3
C	3.0	7,601	23,569	31,170	340,024	371,194	400,110	771,304	6.2	6.8	6.5
Subtotal		8,855	30,171	39,026	548,792	587,818	419,621	1,007,439	1.6	1.6	1.6
D	10.0	18,572	37,194	55,766	97,968	153,734	209,351	363,085	23.6	22.7	22.9
E	30.0	45,667	45,097	90,764	59,114	149,878	64,680	214,558	42.9	44.7	46.5
F	50.0	86,787	65,927	152,714	127,239	279,953	79,671	359,624	64.2	64.0	65.7
G	70.0	151,606	72,602	224,208	281,702	505,910	172,547	678,457	93.9	94.6	94.1
H	100.0	888,800	439,806	1,328,606	498,667	1,827,273	–	1,827,273	100.0	100.0	100.0
Subtotal		1,191,432	660,626	1,852,058	1,064,690	2,916,748	526,249	3,442,997	66.9	67.0	65.6
Total on
June 30, 2005		1,200,287	690,797	1,891,084	1,613,482	3,504,566	945,870	4,450,436	6.4
%		27.0	15.5	42.5	36.2	78.7	21.3	100.0
Total on
March 31, 2005		1,202,703	664,925	1,867,628	1,495,770	3,363,398	937,968	4,301,366		6.5
%		28.0	15.4	43.4	34.8	78.2	21.8	100.0
Total on
June 30, 2004		1,146,292	729,690	1,875,982	1,432,159	3,308,141	905,078	4,213,219			7.2
%		27.2	17.3	44.5	34.0	78.5	21.5	100.0

    f) Movement of allowance for doubtful accounts:

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Opening Balance	4,301,366	4,145,557	4,145,557	4,059,300
– Specific provision (1)	1,867,628	1,785,474	1,785,474	1,816,523
– Generic provision (2)	1,495,770	1,434,610	1,434,610	1,383,691
– Additional provision (3)	937,968	925,473	925,473	859,086
Amount recorded	562,149	634,597	1,196,746	1,074,548
Amount written-off	(413,079)	(478,788)	(891,867)	(997,585)
Balance derived from acquired institutions (4)	–	–	–	76,956
Closing balance	4,450,436	4,301,366	4,450,436	4,213,219
– Specific provision (1)	1,891,084	1,867,628	1,891,084	1,875,982
– Generic provision (2)	1,613,482	1,495,770	1,613,482	1,432,159
– Additional provision (3)	945,870	937,968	945,870	905,078

(1)	For operations with installments overdue by more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)	The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN
Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12e); and
(4)	Comprises Banco BEM S.A. and Banco Zogbi S.A.

Notes to the Financial Statements

    g) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits.

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Amount recorded	562,149	634,597	1,196,746	1,074,548
Amount recovered (1)	(187,901)	(127,492)	(315,393)	(229,592)
Expense net of recoveries	374,248	507,105	881,353	844,956

(1) Classified in income on loan operations (Note 12h).

We present below the movement of renegotiated credits per quarter:

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Opening balance	1,686,855	1,714,589	1,714,589	2,119,704
– Amount renegotiated	445,058	333,432	778,490	726,372
– Amount received	(283,842)	(251,178)	(535,020)	(596,590)
– Amount written-off	(131,875)	(109,988)	(241,863)	(395,257)
Closing balance	1,716,196	1,686,855	1,716,196	1,854,229
Allowance for doubtful accounts	1,022,548	1,028,695	1,022,548	1,151,610
Percentage on portfolio	59.6%	61.0%	59.6%	62.1%

    h) Income on loan operations

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Discounted trade receivables and other loans	2,225,324	2,151,295	4,376,619	3,825,529
Financings	1,344,359	1,307,455	2,651,814	2,118,916
Rural and agribusiness loans	132,296	156,612	288,908	301,516
Subtotal	3,701,979	3,615,362	7,317,341	6,245,961
Recovery of credits written-off as loss	187,901	127,492	315,393	229,592
Allocation of exchange variation of foreign branches and subsidiaries	(411,032)	(33,740)	(444,772)	283,260
Subtotal	3,478,848	3,709,114	7,187,962	6,758,813
Leasing, net of expenses	93,003	83,327	176,330	133,220
Total	3,571,851	3,792,441	7,364,292	6,892,033

13) Other Receivables

    a) Foreign exchange portfolio

         Balance sheet accounts

			R$ thousand

	2005		2004

	On June 30	On March 31	On June 30

Assets – other receivables
Exchange purchases pending settlement	6,073,049	7,044,519	11,007,742
Foreign exchange acceptances and term documents in foreign currencies	12,191	19,504	29,073
Exchange sale receivables	1,752,714	1,749,921	4,208,654
(-) Advances in local currency received	(212,835)	(243,197)	(179,049)
Income receivable on advances granted	46,802	45,649	59,971
Total	7,671,921	8,616,396	15,126,391
Liabilities – Other liabilities
Exchange sales pending settlement	1,736,400	1,734,196	4,221,729
Exchange purchase payables	6,511,453	7,171,396	10,767,925
(-) Advances on foreign exchange contracts	(5,088,924)	(5,298,425)	(6,258,688)
Other	21,829	19,890	18,885
Total	3,180,758	3,627,057	8,749,851
Net foreign exchange portfolio	4,491,163	4,989,339	6,376,540
Memorandum accounts
Imports loan	164,865	125,725	174,892

Notes to the Financial Statements

Foreign exchange results

We present below the composition of foreign exchange transactions adjusted to improve the presentation of results

				R$ thousand

		2005		2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Income on exchange transactions	1,289,339	467,310	1,756,649	1,514,342
Expenses from exchange transactions	(1,230,580)	(295,233)	(1,525,813)	(850,939)
Foreign exchange result	58,759	172,077	230,836	663,403
Adjustments:
– Income on foreign currency financing (1)	318	20,392	20,710	73,995
– Income on export financing (1)	848	1,306	2,154	7,665
– Income on foreign investments (2)	6,919	18,434	25,353	41,585
– Expenses from foreign securities (3)	(2,840)	(1,706)	(4,546)	(5,415)
– Expenses from payables to foreign bankers (4) (Note 19c)	55,477	(145,385)	(89,908)	(632,775)
– Other	(64,420)	(8,836)	(73,256)	(50,640)
Total adjustments	(3,698)	(115,795)	(119,493)	(565,585)
Adjusted foreign exchange result	55,061	56,282	111,343	97,818

(1)	Classified in the “Income on loan operations” account;
(2)	Demonstrated in the “Income on securities transactions” account;
(3)	Presented in the “Expenses for funds obtained in the market” account; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the “Expenses for borrowings and onlendings” account.

b) Sundry

			R$ thousand

	2005		2004

	On June 30	On March 31	On June 30

Deferred tax credits (Note 35c)	6,233,938	6,235,252	6,391,711
Deposits in guarantee	2,084,632	2,063,363	1,949,494
Credit card operations	1,785,107	1,697,355	1,467,348
Prepaid taxes	683,821	698,095	931,271
Payments to be reimbursed	413,958	588,645	407,552
Receivable securities and credits	408,426	514,243	327,509
Sundry borrowers	322,158	398,106	380,983
Borrowers due to purchase of assets	287,383	252,885	401,470
Other	146,309	98,173	140,152
Total	12,365,732	12,546,117	12,397,490

14) Other Assets

    a) Non-operating assets/Other

					R$ thousand

	Cost	Provision for losses		Residual value

			2005		2004

			On June 30	On March 31	On June 30

Real Estate	253,019	(113,990)	139,029	151,946	164,319
Vehicles and similar	73,513	(24,888)	48,625	65,740	60,178
Machinery and equipment	9,154	(7,160)	1,994	2,040	5,611
Goods subject to special conditions	75,708	(75,708)	–	–	4,004
Inventories/storehouse	23,988	–	23,988	20,114	18,659
Other	7,239	(8)	7,231	7,286	4,627
Total on June 30, 2005	442,621	(221,754)	220,867
Total on March 31, 2005	477,678	(230,552)		247,126
Total on June 30, 2004	501,461	(244,063)			257,398

    b) Prepaid expenses

			R$ thousand

	2005		2004

	On June 30	On March 31	On June 30

Commission in the placement of auto financing	425,534	373,342	244,922
Insurance selling expenses	269,588	257,493	229,589
Exclusive partnership agreement in the rendering of banking services	191,310	200,113	121,430
Insurance expense on fundings abroad	112,295	111,694	150,719
Financial expenses and advertising	97,055	39,037	20,082
Others	116,375	122,182	102,767
Total	1,212,157	1,103,861	869,509

15) Investments

    a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

					R$ thousand

Investments in foreign branches and subsidiaries	Balance on 12.31.2004	Movement in the semester (1)	Balance on 6.30.2005	Balance on 3.31.2005	Balance on 6.30.2004

Banco Bradesco S.A. Grand Cayman Branch	2,166,518	1,878,435	4,044,953	4,306,581	1,194,188
Banco Alvorada S.A. Nassau Branch (2)	–	–	–	–	835,525
Banco Bradesco Luxembourg S.A.	347,805	(34,681)	313,124	351,357	398,975
Banco BCN S.A. Grand Cayman (3)	378,061	(378,061)	–	–	438,901
Banco Bradesco S.A. New York Branch	379,650	(36,955)	342,695	383,481	435,290
Banco Mercantil de São Paulo Grand Cayman Branch (3)	464,902	(464,902)	–	–	381,629
Bradport SGPS, Sociedade Unipessoal, Ltda.	374,110	(71,129)	302,981	356,711	391,204
Banco Boavista S.A. (Boavista Banking Limited and branches: Nassau and Grand Cayman Branch) (4)	235,904	(15,154)	220,750	242,036	243,425
Cidade Capital Markets Limited	82,463	(8,184)	74,279	82,498	93,496
Bradesco Securities, Inc.	59,349	(6,162)	53,187	58,344	65,890
Banco Bradesco Argentina S.A.	44,350	(5,024)	39,326	44,307	52,708
Bradesco Argentina de Seguros S.A.	11,335	(355)	10,980	11,708	14,230
Bradesco International Health Service, Inc.	270	(38)	232	271	368
Total	4,544,717	857,790	5,402,507	5,837,294	4,545,829

(1)	Represented by exchange variation in the amount of R$ (709,729) thousand, equity income in the amount of R$ 226,236 thousand, adjustment on the securities' market value available for sale in the amount of R$ (9,251) thousand and capital increase in March 2005 at Banco Bradesco S.A. Grand Cayman Branch in the amount of R$ 1,350,534 thousand;
(2)	The branch discontinued its activities in July 2004 and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(3)	The branch discontinued its activities in February 2005 and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch; and
(4)	Boavista Banking Limited discontinued its activities on March 15, 2005 and its operations were transferred to Banco Boavista Interatlântico S.A. – Grand Cayman Branch.

b) Breakdown of investments in the consolidated financial statements

			R$ thousand

	2005		2004

Affiliated companies (total percentage ownership)
	On	On	On
	June 30	March 31	June 30

• IRB-Brasil Resseguros S.A.	310,163	305,367	319,302
• CP Cimento e Participações S.A. (1)	–	61,943	62,679
• Marlim Participações S.A.	18,077	20,958	25,450
• NovaMarlim Participações S.A.	22,856	23,997	22,798
• American BankNote Ltda.	33,081	31,316	27,118
• BES Investimento do Brasil S.A. – Banco de Investimento	17,812	16,934	15,634
• Other affiliated companies	1,067	1,143	7,134
Total in affiliated companies	403,056	461,658	480,115
– Banco Espírito Santo S.A.	290,545	353,278	379,932
– Tax incentives	334,462	366,389	364,097
– Other investments	326,513	295,197	145,333
– Allowance for:
Tax incentives	(273,869)	(300,262)	(298,212)
Other	(61,099)	(67,622)	(65,241)
Overall total consolidated investments	1,019,608	1,108,638	1,006,024
(1) Company sold on April 7, 2005.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies”, and totaled R$ 4,642 thousand in 1H05 (1H04 – R$ 122,268 thousand) 2Q05 – R$ 10,283 thousand (1Q05 – R$ (5,641) thousand).

Companies											R$ thousand

	Social capital	Adjusted stockholders` equity	Number of stocks/quotas held (thousands)			Consolidated ownership on capital stock	Adjusted net income (loss)	Book value	Equity accounting adjustments (4)

			Common	Preferred	Quotas				2005			2004

								6.30.2005	2nd Qtr.	1st Qtr.	1st Half	1st Half

BES Investimento do
Brasil S.A. – Banco de
Investimento (1)	46,468	89,060	15,985	–	–	19.99%	9,970	17,812	1,278	716	1,994	(606)
IRB-Brasil
Resseguros S.A. (1)	750,000	1,460,014	212	–	–	21.24%	17,702	310,163	4,861	(1,101)	3,760	83,449
UGB Participações S.A. (2)	–	–	–	–	–	–	–	–	–	(1,401)	(1,401)	(5,677)
American BankNote
Ltda. (1)	42,232	147,026	–	–	9,502	22.50%	2,209	33,081	1,767	(1,270)	497	10,612
CP Cimento e
Participações S.A.(3)	–	–	–	–	–	–	–	–	–	(391)	(391)	16,656
Marlim
Participações S.A. (1)	121,588	152,725	10,999	21,998	–	11.84%	1,073	18,077	1,114	(987)	127	9,760
NovaMarlim
Participações S.A. (1)	128,700	133,116	22,100	–	–	17.17%	1,986	22,856	1,416	(1,078)	338	2,916
Other companies								1,067	(153)	(129)	(282)	5,158
Total of
non-consolidated								403,056	10,283	(5,641)	4,642	122,268
(1)	Data as of May 31, 2005;
(2)	Company sold on February 28,2005;
(3)	Company sold on April 7, 2005; and
(4)	Equity accounting considers results recorded by the companies as from their to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

16) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

						R$ thousand

				2005		2004

				Residual value		Residual value

	Annual rate	Cost	Depreciation
				On June 30	On March 31	On June 30

Real estate in use:
– Buildings	4%	835,012	(464,818)	370,194	341,491	399,597
– Land	–	459,475	–	459,475	484,206	512,806
Facilities, furniture and equipment in use	10%	1,774,128	(968,431)	805,697	848,881	836,171
Security and communications systems	10%	124,176	(75,006)	49,170	50,637	59,403
Data processing systems	20 to 50%	1,624,853	(1,244,312)	380,541	385,435	436,936
Transport systems	20%	19,815	(11,435)	8,380	8,823	10,820
Construction in progress	–	2,581	–	2,581	41,046	40,744
Subtotal	–	4,840,040	(2,764,002)	2,076,038	2,160,519	2,296,477
Leased assets	–	45,549	(33,204)	12,345	15,133	29,626
Total on June 30, 2005		4,885,589	(2,797,206)	2,088,383
Total on March 31, 2005		4,944,347	(2,768,695)		2,175,652
Total on June 30, 2004		4,995,121	(2,669,018)			2,326,103

Property, plant and equipment in use of the Bradesco Organization present an unrecorded increment of R$ 903,024 thousand (March 31, 2005 – R$ 778,296 thousand and June 30, 2004 – R$ 748,504 thousand) based on appraisal reports prepared by independent experts in 2005, 2004 and 2003.

The permanent assets to stockholders’ equity ratio, in relation to consolidated reference equity, reached 19.05% (March 31, 2005 –21.13% and June 30, 2004 – 26.09%), on the consolidated basis and 41.36% (March 31, 2005 – 43.85% and June 30, 2004 –41.42%) on the consolidated financial basis, within the maximum 50% limit.

17) Deferred Charges

a) Goodwill

Goodwill based on future profitability refers to:

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

Banco BCN S.A.	212,335	235,328	322,829
Banco Zogbi S.A.	202,308	216,422	258,765
Banco Alvorada S.A.	157,964	162,952	177,918
Banco Mercantil de São Paulo S.A.	78,006	86,674	112,676
Banco Cidade S.A.	74,683	84,424	113,647
Morada Serviços Financeiros Ltda. (1)	74,564	–	–
Promovel Empreendimentos e Serviços	47,900	51,242	61,267
Bradesco Leasing S.A. Arrendamento Mercantil	35,714	37,514	42,915
Banco Boavista Interatlântico S.A.	29,543	34,467	49,239
Banco BEM S.A. (2)	–	–	90,280
Other	51,403	37,220	169,263
Total goodwill	964,420	946,243	1,398,799
(1)	Company acquired in April 2005; and
(2)	Goodwill amortized on an extraordinary basis in September 2004.

In the first half of 2005, R$ 184,105 thousand of goodwill was amortized (1H04 – R$ 313,547 thousand, of which R$ 135,132 thousand refer to extraordinary amortization – Note 31), 2Q05 – R$ 87,991 thousand (1Q05 – R$ 96,114 thousand).

I) The unamortized goodwill has the following flow of amortization:

	R$ thousand

	2005				2004

		%		%		%
	On June 30	Accumulated	On March 31	Accumulated	On June 30	Accumulated

2004	–		–		173,880	12.4
2005	178,910	18.6	241,275	25.5	347,601	37.3
2006	343,261	54.1	316,080	58.9	339,647	61.6
2007	191,472	74.0	173,435	77.2	201,708	76.0
2008	115,735	86.0	100,037	87.8	126,385	85.0
2009	51,730	91.4	36,031	91.6	58,929	89.2
2010	30,248	94.5	26,321	94.4	49,400	92.8
2011	23,012	96.9	23,012	96.8	45,936	96.0
2012	21,735	99.1	21,735	99.1	35,001	98.5
2013	8,317	100.0	8,317	100.0	20,312	100.0
Total goodwill	964,420		946,243		1,398,799

b) Other deferred charges

	R$ thousand

			Residual value

			2005		2004

	Cost	Amortization	On June 30	On March 31	On June 30

Systems development	1,156,963	(674,673)	482,290	474,391	450,393
Other deferred expenditures	34,688	(28,497)	6,191	7,002	21,383
Total on June 30, 2005	1,191,651	(703,170)	488,481
Total on March 31, 2005	1,185,260	(703,867)		481,393
Total on June 30, 2004	1,090,022	(618,246)			471,776

18) Deposits, Funds Obtained in the Open Market and Funds from Issuance of Securities

a) Deposits

	R$ thousand

								2005		2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	On	On	On
	days	60 days	90 days	180 days	360 days	3 years	3 years	June 30	March 31	June 30

• Demand deposits (1)	14,891,617	–	–	–	–	–	–	14,891,617	14,923,743	13,541,311
• Savings deposits (1)	24,517,141	–	–	–	–	–	–	24,517,141	24,447,649	22,456,494
• Interbank deposits	46,003	–	–	–	–	–	–	46,003	17,054	47,250
• Time deposits	4,439,213	2,347,277	862,129	1,653,576	3,867,109	17,935,880	937,841	32,043,025	31,807,232	28,088,427
• Other deposits (2)	156,487	–	–	–	–	–	–	156,487	176,225	–
Total on June 30, 2005	44,050,461	2,347,277	862,129	1,653,576	3,867,109	17,935,880	937,841	71,654,273
%	61.5	3.3	1.2	2.3	5.4	25.0	1.3	100.0
Total on March 31, 2005	41,403,043	3,066,582	3,043,383	2,108,750	3,411,534	17,589,284	749,327		71,371,903
%	58.0	4.3	4.3	3,0	4.8	24.6	1.0		100.0
Total on June 30, 2004	39,809,161	622,210	588,085	4,984,080	4,023,779	13,836,964	269,203			64,133,482
%	62.1	1.0	0.9	7.8	6.3	21.5	0.4			100.0

(1)	Classified as up to 30 days without considering average historical turnover; and
(2)	Deposits for investments.

b) Funds obtained in the open market

						R$ thousand

					2005		2004

	Up to 30	From 31 to	From 181 to	More than	On	On	On
	days	180 days	360 days	1 year	June 30	March 31	June 30

Own portfolio	1,032,201	1,687,769	439,033	3,474,446	6,633,449	7,376,081	3,100,373
• Government bonds	12,809	–	57,326	–	70,135	1,697,320	207,494
• Private securities	–	–	–	317,341	317,341	303,478	–
• Own issuance	14,103	1,604,654	381,707	3,157,105	5,157,569	3,491,445	1,730,861
• Foreign	1,005,289	83,115	–	–	1,088,404	1,883,838	1,162,018
Third party portfolio (1)	14,323,042	–	–	–	14,323,042	14,482,032	13,545,400
Unrestricted notes portfolio (1)	–	–	–	–	–	–	100,294
Total on June 30, 2005 (2)	15,355,243	1,687,709	439,033	3,474,446	20,956,491
%	73.3	8.0	2.1	16.6	100.0
Total on March 31, 2005	19,671,962	53,428	129,392	2,003,331		21,858,113
%	90.0	0.2	0.6	9.2		100.0
Total on June 30, 2004	14,851,491	74,561	472,715	1,347,300			16,746,067
%	88.7	0.5	2.8	8.0			100.0

(1)	Represented by government bonds; and
(2)	Includes R$ 7,381,797 thousand (March 31, 2005 – R$ 8,811,197 thousand and June 30, 2004 – R$ 8,537,390 thousand) of funds invested in purchase & sale commitments with Banco Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 10a).

c) Funds from issuance of securities

									R$ thousand

								2005		2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	On	On	On
	days	60 days	90 days	180 days	360 days	3 years	3 years	June 30	March 31	June 30

Securities – Local:
• Mortgage notes	102,873	108,630	198,702	378,988	25,482	262	–	814,937	725,198	1,090,909
• Debentures (1)	–	–	–	–	–	–	2,631,189	2,631,189	–	–
Subtotal	102,873	108,630	198,702	378,988	25,482	262	2,631,189	3,446,126	725,198	1,090,909
Securities – Foreign (2)
• Commercial paper	22	–	–	2,350	–	–	–	2,372	802,525	932,981
• Eurobonds	11,472	–	–	–	–	431,809	–	443,281	462,062	2,100,214
• Euronotes	17,122	70,871	–	–	–	–	–	87,993	98,016	240,408
• MTN Program Issues	50,791	–	–	–	–	787,328	–	838,119	812,380	310,939
• Promissory notes	1,760	–	11,752	–	58,760	–	–	72,272	81,081	94,360
• Euro CD issued	–	–	–	–	–	–	–	–	–	222,911
• Securitization of future flow of money
orders received from abroad (3)	7,248	–	–	19,956	40,929	243,938	854,831	1,166,902	1,324,395	1,225,047
• Securitization of future flow of credit card
bill receivables from foreign cardholders
abroad (3)	1,644	–	22,948	23,274	47,544	450,110	74,706	620,226	729,600	862,541
Subtotal	90,059	70,871	34,700	45,580	147,233	1,913,185	929,537	3,231,165	4,310,059	5,989,401
Total on June 30, 2005	192,932	179,501	233,402	424,568	172,715	1,913,447	3,560,726	6,677,291
%	2.9	2.7	3.5	6.4	2.5	28.7	53.3	100.0
Total on March 31, 2005	219,213	88,395	860,779	509,085	200,979	2,029,480	1,127,326		5,035,257
%	4.4	1.8	17.1	10.0	4.0	40.3	22.4		100.0
Total on June 30, 2004	1,964,150	134,033	207,914	1,483,614	483,205	1,784,503	1,022,891			7,080,310
%	27.7	1.9	2.9	21.0	6.8	25.2	14.5			100.0

(1)	This refers to an installment of two issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on February 1,2025 and has a 100% of CDI remuneration, and the other matures on May 1, 2011 and has a 102% of CDI remuneration.
(2)	These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
	(i)	onlending to local customers, maturing until 2009, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest;
	(ii)	foreign exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.
(3)	Securitization of money orders and credit card bill receivables from cardholders abroad.
From 2003 onwards, Bradesco Organization enters into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, Brasilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company are financed through long-term obligations and settled through the future cash flows of the corresponding assets, which basically comprise:
	(i)	current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
	(ii)	current and future flows of credit card receivables arising from expenses made in the Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled with the funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

						R$ thousand

					Total

		Transaction		Remuneration	2005		2004

	Issuance	amount	Maturity	%	On	On	On
					June 30	March 31	June 30

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	458,148	537,339	613,969
flow of money orders	8.20.2003	599,000	8.20.2010	0.68 + Libor	472,460	519,013	611,078
received from abroad	7.28.2004	305,400	8.20.2012	4.685	236,294	268,043	–
Total		1,499,662			1,166,902	1,324,395	1,225,047
Securitization of future
flow of credit card bill
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5.684	620,226	729,600	862,541
Total		800,818			620,226	729,600	862,541

d) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds

				R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Savings deposits	510,048	474,012	984,060	779,457
Time deposits	1,466,993	1,218,632	2,685,625	1,649,360
Funds obtained in the open market	875,284	918,432	1,793,716	1,555,389
Funds from issuance of securities	(57,741)	192,876	135,135	710,779
Allocation of exchange variation of foreign branches and subsidiaries	(996,361)	(59,273)	(1,055,634)	677,066
Other funding expenses	66,162	65,255	131,417	112,310
Subtotal	1,864,385	2,809,934	4,674,319	5,484,361
Expenses for price-level restatement of technical reserves for insurance,
private pension plans and savings bonds	901,840	939,051	1,840,891	1,351,008
Total	2,766,225	3,748,985	6,515,210	6,835,369

19) Borrowings and onlendings

a) Borrowings

	R$ thousand

								2005		2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	On	On	On
	days	60 days	90 days	180 days	360 days	3 years	3 years	June 30	March 31	June 30

Local:
• Official institutions	27	54	27	54	160	643	268	1,233	1,304	1,732
• Other institutions	12,593	–	–	–	–	9	–	12,602	12,044	11,155
Foreign:	1,041,635	785,398	643,472	1,254,627	2,289,238	448,683	364	6,463,417	7,405,691	8,881,509
Total on June 30, 2005	1,054,255	785,452	643,499	1,254,681	2,289,398	449,335	632	6,477,252
%	16.3	12.1	9.9	19.4	35.3	6.9	0.1	100.0
Total on March 31, 2005	1,732,293	481,016	858,966	2,174,543	1,602,548	540,909	28,764		7,419,039
%	23.3	6.5	11.6	29.3	21.6	7.3	0.4		100.0
Total on June 30, 2004	1,515,878	761,057	942,624	2,101,165	2,794,262	759,988	19,422			8,894,396
%	17.0	8.6	10.6	23.6	31.4	8.5	0.3			100.0

b) Onlendings

								R$ thousand

								2005		2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	On	On	On
	days	60 days	90 days	180 days	360 days	3 years	3 years	June 30	March 31	June 30

Local:
• National Treasury	–	–	–	–	51,341	–	–	51,341	31,500	18,710
• BNDES	117,251	54,586	58,074	281,307	1,018,832	1,485,474	774,439	3,789,963	3,624,045	3,695,926
• CEF	544	611	420	1,050	2,418	8,438	23,341	36,822	27,782	451,267
• FINAME	149,617	131,293	146,107	497,576	824,337	2,120,358	766,923	4,636,211	4,483,556	3,697,913
• Other institutions	10	147	198	347	305	1,219	919	3,145	3,420	4,197
• Foreign:
• Subject to onlendings to
housing loan borrowers	3,155	–	–	1,073	–	–	–	4,228	44,050	53,988
Total on June 30, 2005	270,577	186,637	204,799	781,353	1,897,233	3,615,489	1,565,622	8,521,710
%	3.2	2.2	2.4	9.2	22.3	42.4	18.3	100.0
Total on March 31, 2005	419,232	227,646	264,124	590,260	1,239,702	3,946,414	1,526,975		8,214,353
%	5.1	2.8	3.2	7.2	15.1	48.0	18.6		100.0
Total on June 30, 2004	396,802	173,048	175,435	541,813	1,429,711	3,542,715	1,662,477			7,922,001
%	5.0	2.2	2.2	6.8	18.0	44.7	21.1			100.0

c) Expenses from borrowings and onlendings

				R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Borrowings:
• Local	326	569	895	1,281
• Foreign	20,747	25,232	45,979	35,144
Subtotal borrowings	21,073	25,801	46,874	36,425

Local onlendings:
• National Treasury	1,520	926	2,446	1,071
• BNDES	45,113	95,379	140,492	243,144
• CEF	1,201	1,979	3,180	2,015
• FINAME	116,391	110,386	226,777	188,828
• Other institutions	81	83	164	226
Foreign onlendings:
• Payables to foreign bankers (Note 13a)	(55,477)	145,385	89,908	632,775
• Other expenses with foreign onlendings	(7,429)	2,712	(4,717)	14,093
Subtotal onlendings	101,400	356,850	458,250	1,082,152
Allocation of exchange variation of foreign branches and subsidiaries	(127,336)	(24,662)	(151,998)	102,800
Total	(4,863)	357,989	353,126	1,221,377

20) Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The allowances were recorded based on the opinion of the legal advisors, the types of lawsuit, similarity with previous lawsuits, complexity and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the allowance recorded is sufficient to cover possible losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 are no longer significant.

The amount for labor contingencies is provisioned based on the average amount of the indemnities paid.

Civil lawsuits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new lawsuits were brought at the small claims court, i.e., for amounts of less than the maximum limit of 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the average cost of each indemnity is nearly 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could jeopardize the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

Allowances established, divided by nature are as follows:

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

Labor claims	732,399	789,959	882,442
Civil proceedings	454,022	464,212	547,946
Subtotal (1)	1,186,421	1,254,171	1,430,388
Tax proceedings (2)	3,196,369	3,089,171	3,002,329
Total	4,382,790	4,343,342	4,432,717

(1)	Note 22; and
(2)	Classified under the item “Other liabilities – tax and social security”.

21) Subordinated Debt

						R$ thousand

Instrument	Issuance	Amount of the operation	Maturity	Remuneration	2005		2004

					On June 30	On March 31	On June 30

Local
Subordinated CDB	March/2002	528,550	2012	100.0% DI rate – CETIP	944,107	902,946	802,608
Subordinated CDB	June/2002	41,201	2012	100.0% CDI rate + 0.75% p.a.	72,825	69,519	61,444
Subordinated CDB	October/2002	200,000	2012	102.5% CDI rate	327,589	312,958	277,363
Subordinated CDB	October/2002	500,000	2012	100.0% CDI rate + 0.87% p.a.	827,865	790,039	697,634
Subordinated CDB	October/2002	33,500	2012	101.5% CDI rate	54,525	52,113	46,240
Subordinated CDB	October/2002	65,150	2012	101.0% CDI rate	105,524	100,878	89,563
Subordinated CDB	November/2002	66,550	2012	101.0% CDI rate	107,536	102,802	91,271
Subordinated CDB	November/2002	134,800	2012	101.5% CDI rate	217,859	208,222	184,757
Subordinated Debentures	September/2001	300,000	2008	100.0% CDI rate + 0.75% p.a.	319,022	304,543	315,879
Subordinated Debentures	November/2001	300,000	2008	100.0% CDI rate + 0.75% p.a.	309,490	321,875	307,586
Subtotal in Brazil		2,169,751			3,286,342	3,165,895	2,874,345

Abroad:
Subordinated Debt	December/2001	353,700	2011	10.25% CDI rate p.a.	350,228	424,010	462,236
Subordinated Debt (1)	April/2002	315,186	2012	4.05% CDI rate p.a.	319,560	371,506	422,495
Subordinated Debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,186,355	1,335,844	1,567,230
Subordinated Debt	April/2004	801,927	2014	8.00% CDI rate p.a.	643,535	819,944	854,949
Subordinated Debt (2)	June/2005	720,870		8.875% p.a.	709,987	–	–
Subtotal abroad		3,626,433			3,209,665	2,951,304	3,306,910
Overall total		5,796,184			6,496,007	6,117,199	6,181,255

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.
(2)
On June 3rd, 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with exclusive redemption on the part of the issuer, in its totality and by means of previous authorization of Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Brazilian Central Bank that securities may no longer be included in the consolidated capital.

22) Other Liabilities – Sundry

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

Provision for accrued liabilities	2,330,647	1,989,234	1,738,636
Credit card operations	1,627,197	1,481,340	1,253,587
Provision for contingent liabilities (civil and labor) (Note 20)	1,186,421	1,254,171	1,430,388
Sundry creditors	571,714	747,082	579,439
Acquisition of assets and rights	118,457	130,237	64,420
Official operating agreements	10,481	10,502	11,066
Other	154,458	171,029	215,308
Total	5,999,375	5,783,595	5,292,844

Notes to the Financial Statements

23) Insurance, Private Pension Plans and Savings Bonds Operations

a) Technical reserves by segment

											R$ thousand

	Insurance companies			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	On	On	On	On	On	On	On	On	On	On	On	On
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30

Current and long-term liabilities
Mathematical allowance for benefits to
be granted	–	–	–	25,605,111	24,923,516	19,616,893	–	–	–	25,605,111	24,923,516	19,616,893
Mathematical allowance for benefits
granted	–	–	–	3,228,268	3,211,878	2,203,904	–	–	–	3,228,268	3,211,878	2,203,904
Mathematical allowance for redemptions	–	–	–	–	–	–	1,669,281	1,664,783	1,627,194	1,669,281	1,664,783	1,627,194
Unearned premiums allowance	1,325,317	1,258,259	1,045,272	43,944	45,556	26,689	–	–	–	1,369,261	1,303,815	1,071,961
IBNR allowance	1,128,562	1,076,169	798,160	245,462	215,944	186,113	–	–	–	1,374,024	1,292,113	984,273
Financial fluctuation allowance	–	–	–	750,985	760,498	743,275	–	–	–	750,985	760,498	743,275
Allowance for unsettled claims	489,769	471,738	436,252	310,997	288,591	203,642	–	–	–	800,766	760,329	639,894
Allowance for draws and redemptions	–	–	–	–	–	–	294,904	259,718	240,320	294,904	259,718	240,320
Financial surplus allowance	–	–	–	280,595	266,353	234,545	–	–	–	280,595	266,353	234,545
Contribution insufficiency allowance	–	–	–	436,463	195,422	1,783,840	–	–	–	436,463	195,422	1,783,840
Allowance for contingencies	–	–	–	–	–	–	41,645	110,984	141,278	41,645	110,984	141,278
Administrative allowance	–	–	–	27,391	27,646	–	46,391	–	–	73,782	27,646	–
Other technical reserves	457,951	406,826	55,723	149,629	144,478	135,245	–	–	–	607,580	551,304	190,968
Total	3,401,599	3,212,992	2,335,407	31,078,845	30,079,882	25,134,146	2,052,221	2,035,485	2,008,792	36,532,665	35,328,359	29,478,345

(1)
Includes an extraordinary allowance in the “Individual Health” portfolio, to set out the levelling of premiums to insured above 60 years of age of plans prior to Law 9,656/98 and for benefits related to “planos remidos” (fully settled plans whose holders are still entitled to their benefits), in the amount of R$ 325,144 thousand (March 31, 2005 – R$ 324,096 thousand).

b) Technical reserves by products

											R$ thousand

	Insurance companies			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	On	On	On	On	On	On	On	On	On	On	On	On
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30

Health	1,277,383	1,176,943	622,428	–	–	–	–	–	–	1,277,383	1,176,943	622,428
Auto/RCF	1,533,873	1,473,517	1,160,193	–	–	–	–	–	–	1,533,873	1,473,517	1,160,193
DPVAT	145,045	146,665	130,676	80,682	80,176	63,604	–	–	–	225,727	226,841	194,280
Life	33,988	32,646	93,133	877,941	823,372	656,933	–	–	–	911,929	856,018	750,066
Basic elements	411,310	383,221	328,977	–	–	–	–	–	–	411,310	383,221	328,977
Unrestricted benefits generating plan – PGBL	–	–	–	5,623,757	5,428,015	4,783,091	–	–	–	5,623,757	5,428,015	4,783,091
Long-term life insurance – VGBL	–	–	–	10,409,513	9,810,724	6,817,091	–	–	–	10,409,513	9,810,724	6,817,091
Traditional	–	–	–	14,086,952	13,937,595	12,813,427	–	–	–	14,086,952	13,937,595	12,813,427
Savings Bonds	–	–	–	–	–	–	2,052,221	2,035,485	2,008,792	2,052,221	2,035,485	2,008,792
Total	3,401,599	3,212,992	2,335,407	31,078,845	30,079,882	25,134,146	2,052,221	2,035,485	2,008,792	36,532,665	35,328,359	29,478,345

c) Guarantees of technical reserves for Insurance, Private Pension Plans and Savings Bonds

											R$ thousand

	Insurance companies			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	On	On	On	On	On	On	On	On	On	On	On	On
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30

Investment fund quotas (VGBL and PGBL)	–	–	–	16,033,270	15,238,739	11,600,182	–	–	–	16,033,270	15,238,739	11,600,182
Investment fund quotas
(except for VGBL and PGBL)	2,897,664	2,437,040	1,356,049	10,477,346	10,357,960	9,679,839	1,755,504	2,031,331	1,631,710	15,130,514	14,826,331	12,667,598
Government bonds	169,685	214,306	544,609	3,453,050	3,437,053	3,699,155	99,576	101,928	117,855	3,722,311	3,753,287	4,361,619
Private securities	13,180	2,287	1,355	623,269	435,062	323,178	98,124	95,558	91,321	734,573	532,907	415,854
Stocks	19,525	8,465	69,367	486,731	592,378	774,215	219,902	252,145	356,173	726,158	852,988	1,199,755
Credit rights	453,588	501,484	355,398	–	–	–	–	–	–	453,588	501,484	355,398
Real estate properties	19,951	17,728	123,653	1,388	1,413	1,487	11,261	12,081	12,331	32,600	31,222	137,471
Other (1)	104,914	67,273	88,494	37,978	30,912	5,442	–	–	–	142,892	98,185	93,936
Total	3,678,507	3,248,583	2,538,925	31,113,032	30,093,517	26,083,498	2,184,367	2,493,043	2,209,390	36,975,906	35,835,143	30,831,813

(1) Deposits retained in IRB and court deposits.

d) Retained premiums from insurance, private pension plans contributions and savings bonds

				R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Premiums written	2,025,317	2,062,011	4,087,328	3,624,020
Supplementary private pension contributions (1)	1,472,307	1,342,767	2,815,074	2,876,143
Revenues from savings bonds	356,747	284,164	640,911	702,445
Coinsurance premiums granted	(27,203)	(43,524)	(70,727)	(199,006)
Refunded premiums	(16,211)	(29,696)	(45,907)	(85,766)
Net premiums written	3,810,957	3,615,722	7,426,679	6,917,836
Redeemed premiums	(681,511)	(640,787)	(1,322,298)	(650,600)
Coinsurance premiums granted	(128,321)	(179,240)	(307,561)	(284,266)
Retained premiums from insurance, private pension plans and
savings bonds	3,001,125	2,795,695	5,796,820	5,982,970
(1) Includes the long-term life insurance VGBL.

24) Minority Interest in Subsidiaries

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

Indiana Seguros S.A.	36,540	34,427	33,347
Bradesco Templeton Asset Management Ltda.	7,284	8,143	5,860
Banco Alvorada S.A. (1)	6,634	6,513	–
Baneb Corretora de Seguros S.A.	2,872	2,717	2,536
Bradesco Seguros S.A. (2)	–	–	20,515
Other minority stockholders	85	43	3,713
Total	53,415	51,843	65,971

(1)	Minority stockholders stemming from the merger of Banco Baneb S.A. in December 2004; and
(2)	In March 2005, the stocks belonging to minority stockholders of Bradesco Seguros were merged into Banco Bradesco S.A.

25) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nonpar registered, book-entry stocks, as follows:

	2005		2004

	On	On	On
	June 30	March 31	June 30

Common stock	247,325,690	247,325,690	79,894,005
Preferred stock	244,970,706	244,970,706	78,693,936
Subtotal	492,296,396	492,296,396	158,587,941
Treasury (common stocks)	(1,225,200)	(423,800)	(416,817)
Total outstanding stocks	491,071,196	491,872,596	158,171,124

b) Movement of capital stock per quarter:

	Quantity of Stocks

	Common	Preferred	Total

Stocks held on December 31, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300
Decrease as a result of stock grouping	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Stocks held subsequent to stock grouping	79,894,005	78,693,936	158,587,941
Stocks acquired and not cancelled	(416,813)	(4)	(416,817)
Outstanding stocks held on June 30, 2004	79,477,192	78,693,932	158,171,124
Outstanding stocks held on December 31, 2004	238,351,329	236,081,796	474,433,125
Increase by subscription	8,791,857	8,708,143	17,500,000
Increase by stock merger	182,504	180,767	363,271
Stocks acquired and not cancelled	(423,800)	–	(423,800)
Outstanding stocks held on March 31, 2005	246,901,890	244,970,706	491,872,596
Stocks acquired and not cancelled	(801,400)	–	(801,400)
Total outstanding stocks held on June 30, 2005	246,100,490	244,970,706	491,071,196

At the Special Stockholders’ Meeting held on December 17, 2003, approval was given for a 1-for-10,000 reverse split of Bradesco’s capital stock. This process was ratified by BACEN on January 6, 2004.

At the Special Stockholders’ Meeting held on December 9, 2004, approval was given for the following:

  2-for-1 split of the stocks comprising capital with no change in value, increasing the number of stocks by 200%, whereby 2 new stocks were received free of charge for each stock of the same class held on December 13, 2004. In the same proportion as the split carried out in the Brazilian market, a split of Depositary Receipts (DRs) was carried out in the U.S. (NYSE) and European (LATIBEX) markets, whereby investors received 2 new DRs, free of charge for each DR held, ensuring that DRs continued to be traded in the proportion of one (1) stock for one (1) DR, in the corresponding markets; and

  Capital increase in the amount of R$ 700,000 thousand, from R$ 7,000,000 thousand to R$ 7,700,000 thousand, through the issuance of 17,500,000 new nonpar registered, book-entry stocks, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, by private subscription at the price of R$ 40.00 per stock, subscribed during the period from December 27, 2004 thru January 27, 2005, in the proportion of 3.688612594% of the stake held on December 13, 2004, considering the stock splitting. The unsubscribed stocks were sold by auction held at the São Paulo Stock Exchange – BOVESPA on February 15, 2005. The total amount of the transaction, which exceeded the subscription amount, was fully recorded as a credit in the “Capital Reserve – Stock Premium” account.

At the Annual and Special Stockholders’ Meetings of March 10, 2005, the following was approved:

  Capital increase approved at the Special Stockholders’ Meeting held on December 9, 2004.

  Capital increase in the amount of R$ 11,856 thousand, through the issuance of 363,271 new nonpar registered, book-entry stocks, of which 182,504 are common stocks and 180,767 are preferred stocks in the proportion of 165.12329750137 stocks issued by Bradesco for each share of Bradesco Seguros S.A., of which 82.95659669277 are common stocks and 82.16670080860 are preferred stocks delivered to Bradesco Seguros S.A.’s stockholders, converting it into Bradesco’s wholly-owned subsidiary.

  Capital increase in the amount of R$ 2,288,144 thousand, from R$ 7,711,856 thousand to R$ 10,000,000 thousand, through Capitalization of Reserves, with no stock issuance.

c) Interest on own capital

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with the Bank’s Bylaws, have priority to repayment of capital and 10% additional interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10.303/2001.

In conformity with the Bank’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

It is the Bank’s policy to distribute, during the year all the interest on own capital, determined in conformity with the criteria mentioned above and to compute this interest for purposes of the minimum compulsory dividend, net of withholding tax (IRRF).

The Board of Directors’ Meeting held on June 29, 2005, resolved on the payment of interim interest on own capital related to the 1H05, in the amount of R$ 0.57000 and R$ 0.62700 per common and preferred stock, respectively, paid on July 20, 2005, by the net amount of R$ 0.48450 and R$ 0.53295, already deducting withholding tax, per common and preferred stock, respectively.

The calculation of interest on own capital related to 1H05 is shown as follows:

	R$ thousand	% (1)

Net income for the year	2,621,292
Legal reserve	(131,065)
Calculation basis	2,490,227
Monthly interest on own capital, paid and payable	163,413
Interim interest on own capital payable in July 2005	293,706
Supplementary interest on own capital accrued (payable)	467,994
Interest on own capital (gross)	925,113	37.15%
Withholding income tax on interest on own capital – 15%	138,767
Interest on own capital (net) 1H05	786,346	31.58%
Interest on own capital (net) 1H04	553,691	46.62%

(1) Percentage of interest on own capital over calculation basis

Interest on own capital was paid and proposed, as follows:

Description					R$ thousand

	Per stock (gross)			IRRF –

	Common	Preferred	Gross amount paid/accrued	withholding	Net amount
				tax (15%)	paid/accrued

Monthly	0.282360	0.310596	140,701	21,105	119,596
Interim	0.282360	0.310596	140,644	21,097	119,547
Provisioned	0.741042	0.815146	370,056	55,508	314,548
Total in 1H04 (1)	1.305762	1.436338	651,401	97,710	553,691
Monthly	0.151120	0.166232	75,231	11,285	63,946
Provisioned	0.563503	0.619854	291,000	43,650	247,350
Total in 1Q05	0.714623	0.786086	366,231	54,935	311,296
Monthly	0.171000	0.188100	88,182	13,227	74,955
Interim	0.570000	0.627000	293,706	44,056	249,650
Provisioned	0.344730	0.379203	176,994	26,549	150,445
Total in 2Q05	1.085730	1.194303	558,882	83,832	475,050
Monthly	0.322120	0.354332	163,413	24,512	138,901
Interim	0.570000	0.627000	293,706	44,056	249,650
Provisioned	0.908233	0.999057	467,994	70,199	397,795
Total in 1H05	1.800353	1.980389	925,113	138,767	786,346

(1) Adjusted at stocks base after stock reverse splitting and stock splitting.

d) Capital and Profit Reserves

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

Capital Reserves	35,715	35,524	10,270
Profit Reserves	7,153,748	6,296,763	6,665,288
– Legal Reserve (1)	890,251	819,457	977,132
– Statutory Reserve (2)	6,263,497	5,477,306	5,688,156

(1)	Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the apropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2)	With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited at 95% of Paid-Up Capital Stock.

e) Treasury Stocks

Up to June 30, 2005, 1,225,200 common stocks were acquired and held in treasury, totaling R$ 87,421 thousand. The minimum, average and maximum costs by stock are, respectively, R$ 63.76860, R$ 71.35290 and R$ 78.46623 and the market value of those stocks on June 30, 2005 was R$ 77.80 per stock.

26) Revenues from Services Rendered

				R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Checking accounts	403,477	396,308	799,785	633,220
Loan operations	321,854	284,757	606,611	362,146
Income on cards	303,813	290,409	594,222	484,175
Fund management	251,366	246,236	497,602	416,270
Collection	178,252	164,479	342,731	300,366
Interbank fees	66,341	64,909	131,250	125,742
Receipt of taxes	52,253	43,850	96,103	99,565
Consortium management	33,427	29,793	63,220	35,358
Revenue from custody and brokerage services	30,301	27,124	57,425	48,817
Other	118,516	113,484	232,000	188,479
Total	1,759,600	1,661,349	3,420,949	2,694,138

27) Personnel Expenses

	R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Remuneration	638,684	615,874	1,254,558	1,227,343
Benefits	268,608	270,939	539,547	478,703
Social charges	240,435	234,384	474,819	455,470
Training	15,854	7,867	23,721	21,329
Employee profit sharing	77,686	65,205	142,891	83,497
Other	4,959	26,454	31,413	144,261
Total	1,246,226	1,220,723	2,466,949	2,410,603

28) Administrative Expenses

	R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Third-party services	253,256	226,986	480,242	414,408
Communications	179,034	177,942	356,976	317,336
Depreciation and amortization	111,348	115,535	226,883	241,533
Financial system services	100,756	100,546	201,302	198,760
Transport	100,493	104,943	205,436	182,039
Publicity and advertising	86,285	70,224	156,509	195,804
Rentals	79,761	76,608	156,369	149,757
Maintenance and repairs	77,106	73,104	150,210	127,977
Leasing	62,870	67,220	130,090	160,132
Data processing	57,419	57,791	115,210	128,876
Materials	40,757	40,338	81,095	72,661
Water, electricity and gas	36,363	35,507	71,870	65,243
Travel	13,991	11,383	25,374	26,799
Other	40,032	34,252	74,284	142,275
Total	1,239,471	1,192,379	2,431,850	2,423,600

29) Other Operating Income

	R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Other financial income	89,703	91,471	181,174	206,182
Reversal of other operating provisions	87,499	103,542	191,041	51,497
Recovery of charges and expenses	13,567	19,277	32,844	52,581
Income on sale of goods	5,078	7,326	12,404	30,181
Other	63,622	78,224	141,846	196,768
Total	259,469	299,840	559,309	537,209

30) Other Operating Expenses

	R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Other financial expenses	220,743	187,882	408,625	322,396
Sundry losses	160,388	134,011	294,399	251,764
Goodwill amortization	87,991	96,114	184,105	178,415
Cost of goods sold sales and services rendered	153,429	140,896	294,325	277,693
Expenses with other operating provisions	71,451	58,780	130,231	197,510
Other	97,580	85,944	183,524	266,510
Total	791,582	703,627	1,495,209	1,494,288

31) Non-operating Income

	R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Extraordinary goodwill amortization (1)	–	–	–	(135,132)
(Loss)/profit on sale and write-off of assets and investments	7,106	(12,845)	(5,739)	(45,869)
Non-operating provisions recorded (reversed)	(22,172)	(6,018)	(28,190)	(5,083)
Other	(5,691)	13,013	7,322	(27,630)
Total	(20,757)	(5,850)	(26,607)	(213,714)

(1) 2004 - As a result of the change in projected realization (note 17a).

32) Transactions with Parent Companies, Subsidiaries and Affiliated Companies (Direct and Indirect)

The transactions with parent companies, subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

						R$ thousand

	2005		2004	2005			2004

	On	On	On
	June 30	March 31	June 30	2nd Qtr.	1st Qtr.	1st Half	1st Half

	Assets	Assets	Assets	Income	Income	Income	Income
	(Liabilities)	(Liabilities)	(Liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	–	–	146,591	–	–	–	–
Banco Finasa S.A.	193,596	162,286	124,170	–	–	–	–
Banco Boavista Interatlântico S.A.	31,922	6,461	12,089	–	–	–	–
Bradesco Vida e Previdência S.A.	80,306	80,306	–	–	–	–	–
Banco Mercantil de São Paulo S.A.	121,702	67,588	34,643	–	–	–	–
Banco Alvorada S.A.	97,024	57,271	22,607	–	–	–	–
Banco Baneb S.A.	–	–	76,552	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	43,204	18,995	–	–	–	–	–
Cidade de Deus Cia. Coml. de Participações	(63,474)	(5,565)	(32,177)	–	–	–	–
Nova Cidade de Deus Participações S.A.	(1,032)	(90)	(516)	–	–	–	–
Fundação Bradesco	(28,980)	(2,537)	(14,807)	–	–	–	–
Other parent, subsidiary and affiliated companies	80,938	58,478	32,646	–	–	–	–

Pre-export operations (a):
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	–	–	–	–	1,952

Demand deposits:
Finasa Promotora de Vendas	(5,023)	(4,027)	(2,997)	–	–	–	–
Bradesco Vida e Previdência S.A.	(54,263)	(34,198)	(28,674)	–	–	–	–
Other parent, subsidiary and affiliated companies	(11,642)	(8,176)	(13,361)	–	–	–	–

Time deposits:
Bradesco Argentina de Seguros S.A.	–	(29,878)	–	–	–	–	–
Cidade de Deus Cia. Coml. de Participações	(5,647)	(2,560)	(32,451)	(149)	(199)	(348)	(263)
Bradesco Auto/RE Cia. de Seguros	(11,060)	–	–	–	–	–	–
Bradesco Capitalização S.A.	–	–	(75,567)	–	–	–	(5,259)
Other parent, subsidiary and affiliated companies	(16,668)	(26,496)	(31,772)	(354)	(364)	(718)	(5,634)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	447	642	636	–	–	–	–
Banco Bradesco Argentina S.A.	18	20	22	–	–	–	–

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	15,628	9,655	33,496	141	216	357	–

						R$ thousand

	2005		2004	2005			2004

	On	On	On
	June 30	March 31	June 30	2nd Qtr.	1st Qtr.	1st Half	1st Half

	Assets	Assets	Assets	Income	Income	Income	Income
	(Liabilities)	(Liabilities)	(Liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Funding/Investments in interbank deposits (b):
Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(9,923,897)	(2,525,367)	(23,861)	(271,465)	(103,996)	(375,461)	(2,370)
Banco Mercantil de São Paulo S.A.	(2,555,708)	(2,235,787)	(116,039)	(101,946)	(71,723)	(173,669)	(9,702)
Banco BEM S.A.	(700,540)	(669,998)	(30,544)	(30,596)	(26,108)	(56,704)	(1,028)
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	(2,196,244)	–	–	–	(160,519)
Banco Alvorada S.A.	(1,799,780)	(1,883,111)	(17,258)	(99,760)	(25,436)	(125,196)	(2,999)
Banco Alvorada S.A. – abroad	–	–	(835,296)	–	–	–	(4,359)
Boavista Banking Limited	–	–	(170,029)	–	(159)	(159)	(903)
Banco Finasa de Investimento S.A.	–	–	(81,608)	–	–	–	(6,196)
Cidade Capital Markets Limited	(27,281)	(18,667)	(91,924)	(141)	(121)	(262)	(656)
Zogbi Leasing S.A. Arrendamento Mercantil	(126,163)	–	–	(5,163)	–	(5,163)	–
Banco Zogbi S.A.	–	–	(80,305)	–	–	–	(2,502)
Other parent, subsidiary and affiliated companies	(23,219)	(60,116)	(57,415)	(1,488)	(1,090)	(2,578)	(6,249)

Investments:
Banco Finasa S.A.	12,355,249	10,490,175	6,416,847	480,076	397,488	877,564	417,608
Banco Boavista Interatlântico S.A.	433,591	517,709	1,234,510	8,753	10,120	18,873	32,983
Banco Alvorada S.A.	–	1,001,325	–	–	1,325	1,325	–
Other parent, subsidiary and affiliated companies	–	–	174	9,661	–	9,661	15

Open market funding/investments (c):

Funding:
Banco BEM S.A.	(15,979)	–	(107,884)	(532)	(330)	(862)	(1,628)
Banco Baneb S.A.	–	–	(365,767)	–	–	–	(915)
Cia. Brasileira de Meios de Pagamento – VISANET	(47,329)	(59,572)	(5,662)	(2,385)	(2,182)	(4,567)	(1,023)
Bradesco S.A. – CTVM	(14,325)	(12,550)	(31,020)	(1,538)	(687)	(2,225)	(2,181)
Banco Alvorada S.A.	(36,639)	–	(4,656)	(451)	(313)	(764)	–
Banco Finasa S.A.	(8,165)	(59,898)	–	–	–	–	–
Banco Mercantil de São Paulo S.A.	(4,814)	(3,214)	(62,714)	(442)	(195)	(637)	(5,027)
Other parent, subsidiary and affiliated companies	(18,533)	(20,648)	(25,273)	(3,008)	(2,173)	(5,181)	(6,371)

Investments:
Banco BEM S.A.	537,972	514,479	483,715	23,493	20,407	43,900	23,940
Banco Alvorada S.A.	405,280	387,582	1,006	17,698	15,558	33,256	3
Banco Baneb S.A.	–	–	379,764	–	–	–	27,403
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	9,707

Derivative financial instruments (swap) (d):
Banco Finasa S.A.	78,092	107,567	237,245	6,646	(7,335)	(689)	(2,551)
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	14,850	–	–	–	625
Other parent, subsidiary and affiliated companies	3,849	5,800	–	393	51	444	1,999

Foreign borrowings and onlendings (e):
Banco Bradesco Luxembourg S.A.	(55,253)	(64,800)	(75,874)	(500)	(412)	(912)	(557)
Banco Boavista Interatlântico S.A.	(19,106)	(23,685)	(24,900)	(139)	(161)	(300)	(188)
Other parent, subsidiary and affiliated companies	–	(2,137)	(5,299)	(9)	(18)	(27)	(44)

						R$ thousand

	2005		2004	2005			2004

	On	On	On
	June 30	March 31	June 30	2nd Qtr.	1st Qtr.	1st Half	1st Half

	Assets	Assets	Assets	Income	Income	Income	Income
	(Liabilities)	(Liabilities)	(Liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Revenues from services rendered (f):
Scopus Tecnologia S.A.	(9,853)	(9,132)	(329)	(36,353)	(34,643)	(70,996)	(64,172)
CPM S.A.	(6,051)	(3,113)	(3,879)	(10,846)	(12,730)	(23,576)	(24,933)
Other parent, subsidiary and affiliated companies	(24)	29	(17)	813	1,208	2,021	1,456

Branch rentals:
Bradesco Seguros S.A.	–	–	–	(6,743)	(6,976)	(13,719)	(14,995)
Banco Mercantil de São Paulo S.A.	–	–	–	(3,754)	(3,842)	(7,596)	(7,901)
Bradesco Vida e Previdência S.A.	–	–	–	(1,553)	(1,707)	(3,260)	(3,178)
Other parent, subsidiary and affiliated companies	–	–	–	(4,149)	(3,468)	(7,617)	(7,301)

Securities :
Bradesco Leasing S.A. Arrendamento Mercantil	6,831,517	1,984,703	–	223,854	79,490	303,344	–
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	1,764,159	–	–	–	124,077
Other parent, subsidiary and affiliated companies	21,241	20,396	3,830	–	–	–	–

Securities – foreign (g):
Banco Boavista Interatlântico S.A.	(447,889)	(510,318)	(910,606)	(6,599)	(9,279)	(15,878)	(51,004)
Cidade Capital Markets Limited	(27,302)	(40,403)	–	(293)	(345)	(638)	–
Other parent, subsidiary and affiliated companies	–	–	(22,105)	–	–	–	(507)

Interbank onlendings (h):
Banco BEM S.A.	(13,652)	–	(13,648)	(222)	–	(222)	(148)
Other parent, subsidiary and affiliated companies	(1,464)	–	(3,793)	(24)	–	(24)	(77)

Securitization transactions (i):
Cia. Brasileira de Meios de Pagamento – VISANET	(620,227)	(729,600)	(850,355)	(8,786)	(11,506)	(20,292)	(26,827)

Trading and intermediation of amounts:
Nova Paiol Participações S.A.	(21,046)	(4,054)	–	(8,513)	(8,298)	(16,811)	–

Subordinated debt:
Cidade de Deus Cia. Coml. de Participações	(20,049)	(19,139)	(84,603)	(910)	(3,017)	(3,927)	(5,277)
Fundação Bradesco	(216,073)	(202,729)	(93,608)	(9,479)	(5,789)	(15,268)	(5,877)

Amounts receivable:
Companhia Brasileira de Soluções e Serviços –
VisaVale	1,677	–	–	–	–	–	–
Other parent, subsidiary and affiliated companies	24	–	–	–	–	–	–

Amounts payable:
Banco Mercantil de São Paulo S.A. (j)	–	(743)	–	–	–	–	–
Other parent, subsidiary and affiliated companies	–	(957)	–	–	–	–	–

a)	Foreign credit lines for export financing in Brazil, subject to exchange variation and bearing interest at international market rates;
b)	Short-term interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit);
c)	Repurchase and/or resale commitments pending settlement, guaranteed by government bonds at normal market rates (overnight);
d)	Differences between amounts receivable and payable on swaps;
e)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates;
f)	Contracts with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
g)	Funding/Investments in foreign securities – “fixed rate euronotes and eurobonds”, subject to exchange variations and carrying interest at rates used for securities placed in the international market;
h)	Funds obtained for onlending to rural loan operations, bearing interest and charges corresponding to normal rates practiced for this type of transactions;
i)	Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders; and
j)	Liabilities for assignment of rights received from Banco Mercantil de São Paulo S.A.

33) Financial Instruments

a) Risk Management Process

Bradesco approaches on a comprehensive and integrated basis the management of all risks inherent to its activities, supported on its Internal Control and Compliance structure. This integrated vision enables the improvement of risk management models and avoids the existence of any gap, which may compromise the correct identification and measurement of risks.

Credit Risk Management

As part of its Credit Risk Management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss estimation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, to supervise the processes used in credit analysis, granting and settlement, monitor credit concentration, identify the causes of default and to prepare risk mitigation plans.

Efforts are focused on the utilization of advanced and strict risk assessment models fully integrated with all the credit process components, in line with best practices and the recommendations established by the New Basel Capital Accord most advanced models.

The Credit Risk Executive Committee – started in 2004 – performed monthly by the senior management, is an important body which aims to ensure the strategic management of Bradesco’s loan operations portfolio.

We highlight, among others, the following efforts:

• implementation of expected and unexpected losses’ calculation system, in addition to the allocation of the corresponding capital in compliance with the New Basel Accord requirements;

• backtesting of models used to assess the loan portfolio risks;

• improvement of the management information systems designed to meet the requirements of the present customers’ and departments’ segmentation approach, with the emphasis on decision making and loan portfolio management;

• management of critical risks: continuous monitoring of the main default events through individual analyses based on customers’ balance evolution and recovery estimates by the main areas involved (Business, Loan and Recovery); and

• ongoing review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Market Risk Management

Market risk is related to the possibility of loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

Market risks at Bradesco are managed by means of methodologies and models, which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases which are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

As from March 2005, VaR started to include positions abroad (previously followed-up independently), thus consolidating the market risk. In the next chart, we show Global VaR of positions (Treasury, position in Brazil and abroad, and Trade Portfolio).

			R$ thousand

	2005		2004

Risk factors	On	On	On
	June 30	March 31	June 30

Prefixed	18,621	8,806	13,561
Internal exchange coupon	11,673	33,051	52,859
Foreign currency	3,100	9,699	2,108
IGP-M	4,432	3,420	9,821
Reference rate (T.R.)	3,297	5,226	8,105
Variable income	773	839	–
Brady Bonds/Treasury (USA)	30,361	57,844	68,838
Other	436	810	1,948
Correlated effect	(24,862)	(41,466)	(31,868)
VaR (Value at Risk)	47,831	78,229	125,372

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed and on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with fundings.

Besides following-up and controlling via VaR, a daily Gap Analysis is performed to measure the effect of the movement in the local interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio, as well as potential impacts on stress scenarios positions that are also periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the prefixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Organization’s rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical, since they enable the Organization to settle transactions on a timely and safe basis.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

Bradesco's capital is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

					R$ thousand

	2005				2004

Calculation Basis – Capital Adequacy Ratio (Basel):	On June 30		On March 31		On June 30

	Financial	Economic-	Financial	Economic-	Financial	Economic-
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	17,448,450	17,448,450	16,538,292	16,538,292	13,650,372	13,650,372
Decreased in deferred tax assets –
BACEN Res. 3059	(82,366)	(82,366)	(82,366)	(82,366)	(131,737)	(131,737)
Minority interest/other	6,865	52,470	6,762	51,843	17,648	65,942
Reference equity – tier I	17,372,949	17,418,554	16,462,688	16,507,769	13,536,283	13,584,577
Reference equity – tier II
(subordinated debt)	6,184,539	6,185,586	5,742,700	5,742,700	5,987,367	5,987,372
Total reference equity (tier I + tier II)	23,557,488	23,604,140	22,205,388	22,250,469	19,523,650	19,571,949
Risk weighted assets	129,382,344	149,114,635	129,759,259	148,669,349	108,054,637	124,342,754
Capital adequacy ratio	18.21%	15.83%	17.11%	14.97%	18.07%	15.74%

Notes to the Financial Statements

Capital adequacy Ratio (Basel) – in R$ thousand an %

							In R$ thousand

	2nd Qtr./2005		1st Qtr./2005		1st Half/2005		From June/2004 to June/2005

	Financial	Economic-	Financial	Economic-	Financial	Economic-	Financial	Economic-
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference equity:
Starting period	22,205,388	22,250,469	20,843,464	20,907,411	20,843,464	20,907,411	19,523,650	19,571,949
• Net income for the period	1,145,867	1,415,867	1,205,425	1,205,425	2,621,292	2,621,292	4,431,394	4,431,394
• Interest on own capital	(558,882)	(558,882)	(366,231)	(366,231)	(925,113)	(925,113)	(1,598,695)	(1,598,695)
• Adjustment at market value –
TVM and derivatives	110,638	110,638	(222,311)	(222,311)	(111,672)	(111,672)	318,705	318,705
• Capital increase by subscription, stock
merger and goodwill	–	–	736,106	736,106	736,106	736,106	736,106	736,106
• Subordinated debt	441,839	441,839	79,342	79,342	521,182	521,182	197,196	197,172
• Others	(57,362)	(55,791)	(70,407)	(89,273)	(127,771)	(145,066)	(50,868)	(52,491)
End of period	23,557,488	23,604,140	22,205,388	22,250,469	23,557,488	23,604,140	23,557,488	23,604,140
Movement in weighted assets:
Starting period	129,759,259	148,669,349	111,182,110	130,055,907	111,182,110	130,055,907	108,054,637	124,342,754
• Marketable securities	(1,271,929)	(163,903)	2,161,267	3,408,386	889,339	3,244,483	(787,428)	4,287,616
• Loan operations	3,767,107	3,767,108	2,307,403	2,307,403	6,074,510	6,074,511	11,907,406	11,912,285
• Check clearing and related services	109,132	109,132	276,808	276,808	385,940	385,940	46,541	46,541
• Tax credit	87,438	(3,939)	124,554	305,136	211,992	301,197	(785,589)	(325,206)
• Risk (“swap”, market, interest
and exchange rates)	(1,968,795)	(1,989,531)	10,814,702	10,804,575	8,845,907	8,815,045	8,526,489	8,533,098
• Memorandum accounts	(269,465)	(269,465)	983,600	983,600	714,135	714,135	1,765,665	1,765,665
• Other assets	(830,403)	(1,004,116)	1,908,815	527,534	1,078,411	(476,583)	654,623	(1,448,118)
End of period	129,382,344	149,114,635	129,759,259	148,669,349	129,382,344	149,114,635	129,382,344	149,114,635

								In %

	2nd Qtr./2005		1st Qtr./2005		1st Half/2005		From June/2004 to June/2005

	Financial	Economic-	Financial	Economic-	Financial	Economic-	Financial	Economic-
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	17.11%	14.97%	18.75%	16.08%	18.75%	16.08%	18.07%	15.74%
Movement in reference equity:
• Net income for the period	1.09%	0.95%	1.08%	0.92%	2.36%	2.02%	4.10%	3.56%
• Interest on own capital	(0.43%)	(0.38%)	(0.33%)	(0.28%)	(0.83%)	(0.71%)	(1.48%)	(1.28%)
• Adjustment at market value –
TVM and derivatives	0.08%	0.08%	–	–	(0.10%)	(0.08%)	0.29%	0.25%
• Capital increase by subscription,
stock merger and goodwill	–	–	0.66%	0.56%	0.66%	0.56%	0.68%	0.59%
• Subordinated debt	0.34%	0.30%	0.07%	0.06%	0.47%	0.40%	0.18%	0.16%
• Others	(0.04%)	(0.04%)	(0.26%)	(0.23%)	(0.12%)	(0.12%)	(0.05%)	(0.04%)
Movement in weighted assets:
• Marketable securities	0.18%	0.01%	(0.38%)	(0.44%)	(0.17%)	(0.44%)	0.16%	(0.63%)
• Loan operations	(0.52%)	(0.39%)	(0.39%)	(0.28%)	(1.08%)	(0.77%)	(2.19%)	(1.55%)
• Check clearing and related service	(0.01%)	(0.01%)	–	–	(0.07%)	(0.05%)	(0.01%)	(0.01%)
• Tax credit	(0.02%)	–	(0.02%)	(0.04%)	(0.04%)	(0.04%)	0.12%	0.04%
• Risk (“swap”, market, interest
and exchange rates)	0.28%	0.21%	(1.56%)	(1.17%)	(1.33%)	(0.99%)	(1.28%)	(0.96%)
• Memorandum accounts	0.04%	0.03%	(0.15%)	(0.11%)	(0.12%)	(0.09%)	(0.28%)	(0.21%)
• Other assets	0.11%	0.10%	(0.36%)	(0.10%)	(0.17%)	0.06%	(0.11%)	0.17%
End of period	18.21%	15.83%	17.11%	14.97%	18.21%	15.83%	18.21%	15.83%

(1)	Includes financial companies only; and
(2)	Includes financial and non-financial companies.

b) Market value

The book values, net of allowances for mark-to-market adjustments, of the main financial instruments are summarized as follows:

					R$ thousand

		2005			2004

		On		On	On
		June 30		March 31	June 30

	Book value	Market Value	Potential gain/ (loss)	Potential gain/ (loss)	Potential gain/ (loss)

Assets:
Securities and derivative financial instruments	64,441,412	65,271,122	829,710	763,758	719,757
Loan operations (1)	69,786,873	70,269,732	482,859	287,837	211,341
Investments (2)	1,019,608	1,192,822	173,214	73,793	86,469

Liabilities:
Time deposits (Note 18a)	32,043,025	32,043,288	(263)	960	(6,536)
Funds from issuance of securities (Note 18c)	6,677,291	6,655,734	21,557	28,331	(13,156)
Borrowings and onlendings (Notes 19a and 19b)	14,998,962	14,933,760	65,202	1,062	(61,885)
Subordinated debt (Note 21)	6,496,007	6,971,167	(475,160)	(109,289)	4,045
Treasury stocks	(87,421)	(95,321)	7,900	(1,306)	(4,806)
Total			1,105,019	1,045,146	935,229

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables; and
(2)	Does not include increment in investments in affiliated companies.

Determination of market value of financial instruments:

  The market value of securities, investments, subordinated debts and treasury stocks is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates which are equivalent to those applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

						R$ thousand

		2005			2004

	On June 30		On March 31		On June 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	8,239,974		5,203,606		12,157,310
– Interbank market	3,649,649	–	5,203,606	–	1,795,225	–
– Foreign currency	4,590,325	–	–	–	10,362,085	–
Sale commitments:	22,438,384		26,335,740		23,020,777
– Interbank market	8,389,162	4,739,513	14,366,093	9,162,487	8,413,771	6,618,546
– Foreign currency	14,041,145	9,450,820	11,943,616	11,943,616	14,607,006	4,244,921
– Other	8,077	8,077	26,031	26,031	–	–

Option contracts
Purchase commitments:	6,915		–		21,353
– Foreign currency	6,915	–	–	–	21,353	2,249
Sale commitments:	2,274,845		1,821,287		19,104
– Foreign currency	2,274,845	2,267,930	1,821,287	1,821,287	19,104	–

Forward contracts
Purchase commitments:	904,448		893,153		351,008
– Foreign currency	417,109	–	575,010	282,785	351,008	–
– Other	487,339	–	318,143	–	–
Sale commitments:	1,345,771		1,284,076		814,707	–
– Foreign currency	496,607	79,498	292,225	–	814,707	463,699
– Other	849,164	361,825	991,851	673,708	–	–

Swap contracts
Asset position:	9,740,425		8,112,819		8,493,840
– Interbank market	3,013,567	1,748,100	2,987,988	1,813,850	3,243,320	309,757
– Prefixed	615,342	–	484,853	–	478,040	–
– Foreign currency	4,378,452	–	2,972,215	–	2,549,336	–
–Reference rate (T.R.)	765,722	765,388	690,365	689,940	996,544	995,739
– Selic	853,489	810,336	871,113	823,066	1,041,420	997,947
– IGP-M	72,644	–	64,818	–	143,027	–
– Other	41,209	30,052	41,467	29,928	42,153	39,539

Liability position:	9,347,870		7,874,276		8,462,844
– Interbank market	1,265,467	–	1,174,138	–	2,933,563	–
– Prefixed	706,589	91,247	736,650	251,797	864,069	386,029
– Foreign currency	7,221,329	2,842,877	5,764,239	2,792,024	4,364,953	1,815,617
–Reference rate (T.R.)	334	–	425	–	805	–
– Selic	43,153	–	48,047	–	43,473	–
– IGP-M	99,841	27,197	139,238	74,420	253,367	110,340
– Other	11,157	–	11,539	–	2,614	–

Derivatives include operations maturing in D+1.

II) Composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value

						R$ thousand

			2005					2004

		On June 30			On March 31			On June 30

	Restated Cost	Adjustment to market value	Market Value	Restated Cost	Adjustment to market value	Market Value	Restated Cost	Adjustment to market value	Market Value

Adjustment receivables (swap)	482,222	7,640	489,862	273,473	2,298	275,771	109,963	11,110	121,073
Receivable forward
purchases	487,339	(178)	487,161	318,143	(264)	317,879	230,976	(53)	230,923
Receivable futures
sales	849,164	14	849,178	991,851	(817)	991,034	461,926	(81)	461,845
Premiums on
exercisable options	2,037	(1,071)	966	–	–	–	3,382	775	4,157
Total – Assets	1,820,762	6,405	1,827,167	1,583,467	1,217	1,584,684	806,247	11,751	817,998
Adjustment receivables (swap)	(97,746)	439	(97,307)	(43,104)	5,876	(37,228)	(79,421)	(10,656)	(90,077)
Receivable forward
purchases	(487,339)	178	(487,161)	(317,143)	264	(317,879)	(230,976)	53	(230,923)
Receivable futures
sales	(849,164)	(14)	(849,178)	(991,851)	817	(991,034)	(461,926)	81	(461,845)
Premiums on
exercisable options	(180,502)	(5,140)	(185,642)	(136,918)	(2,373)	(139,291)	(1,316)	(195)	(1,511)
Total – Liabilities	(1,614,751)	(4,537)	(1,619,288)	(1,489,016)	4,584	(1,485,432)	(773,639)	(10,717)	(784,356)

III) Futures, option, forward and swap contracts

							R$ thousand

					Total

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2005		2004

					On June 30	On March 31	On June 30

Futures contracts	18,264,469	3,933,593	4,213,976	4,266,320	30,678,358	31,539,346	35,178,087
Option contracts	1,830,174	72,118	6,915	372,553	2,281,760	1,821,287	40,457
Forward contracts	1,651,132	264,694	234,917	99,476	2,250,219	2,177,229	1,165,715
Swap contracts	2,456,262	1,276,973	2,093,952	3,423,376	9,250,563	7,837,048	8,372,767
Total on June 30, 2005	24,202,037	5,547,378	6,549,760	8,161,725	44,460,900
Total on March 31, 2005	26,847,976	2,300,265	5,781,986	8,444,683		43,374,910
Total on June 30, 2004	16,398,720	3,412,998	14,106,536	10,838,772			44,757,026

IV) Type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

Government bonds
Central Bank Notes	–	1,111	735
National Treasury Notes	311,842	367,904	399,537
Federal Treasury Notes	592,305	1,033,314	614,449
Financial Treasury Bills	1,038	–	223
Total	905,185	1,402,329	1,014,944

V) Net revenue and expense amounts

			R$ thousand

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Swap contracts	503,824	77,385	581,209	(60,100)
Forward contracts	(25,069)	(2,762)	(27,831)	44,748
Option contracts	3,698	7,332	11,030	22,075
Futures contracts	848,991	283,206	1,132,197	120,137
Total	1,331,444	365,161	1,696,605	126,860

VI) Overall amounts of the derivative financial instruments, broken down by trading place

			R$ thousand

	2005		2004

	On	On	On
	June 30	March 31	June 30

CETIP (over-the-counter)	9,132,777	7,704,617	7,215,986
BM&F (floor)	35,328,123	35,670,293	37,541,040
Total	44,460,900	43,374,910	44,757,026

34) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM. is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net equity of the corresponding FIF fund.

In addition to the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA.) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both defined contribution (PGBL) and defined benefit types, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of both defined benefit and defined contribution types, through Aid Fund and Retirement of Banco do Estado do Maranhão’s Employees – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

In its foreign premises, Bradesco provides its employees and management a defined contribution pension plan, allowing to accumulate funds during the participant’s professional career, by means of contributions paid by himself/herself and equal share by Bradesco. The contributions jointly paid by Bradesco’s employees and managers of foreign premises correspond to, at most, 5% of the benefit annual salary.

Expenses with contributions made during the 1H05 totaled R$ 124,201 thousand (1H04 – R$ 100,595 thousand) 2Q05 –R$ 61,068 thousand (1Q05 – R$ 63,133 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 563,268 thousand in 1H05 (1H04 – R$ 500,032 thousand), 2Q05 –284,462 thousand (1Q05 – R$ 278,806 thousand).

35) Income Tax and Social Contribution

    a) Calculation of income tax and social contribution charges

				R$ thousands

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Income before income tax and social contribution	2,125,700	1,577,961	3,703,661	1,206,734
Total income tax and social contribution at rates of 25% and 9%, respectively	(722,738)	(536,507)	(1,259,245)	(410,290)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	3,496	(1,918)	1,578	41,571
Exchange gain (loss)	(235,777)	(5,531)	(241,308)	106,972
Non-deductible expenses, net of non-taxable income	(16,970)	(26,838)	(43,808)	(55,304)
Tax credit recorded in prior periods	7,219	–	7,219	102,504
Interest on own capital (paid and accrued)	130,179	124,519	254,698	221,476
Other amounts	126,743	73,462	200,205	39,341
Income tax and social contribution for the half-year	(707,848)	(372,813)	(1,080,661)	46,270

    b) Breakdown of income tax and social contribution result

				R$ thousands

	2005			2004

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Deferred taxes
Amount recorded/realized for the period on temporary additions	45,295	195,048	240,343	312,230
Use of opening balances:
Negative basis of social contribution	(11,021)	(10,863)	(21,884)	(8,165)
Tax loss	(30,543)	(28,132)	(58,675)	(30,874)
Prior periods’ tax credits were recorded on:
Negative basis of social contribution	1,960	–	1,960	1,211
Tax loss	5,259	–	5,259	3,365
Temporary additions	–	–	–	97,928
Recorded for the period on:
Negative basis of social contribution	1,106	2,084	3,190	8,023
Tax loss	4,820	4,486	9,306	17,655
Subtotal	16,876	162,623	179,499	401,373
Current taxes:
Income tax and social contribution payable	(724,724)	(535,436)	(1,260,160)	(355,103)
Income tax and social contribution for the half-year	(707,848)	(372,813)	(1,080,661)	46,270

    c) Statement of tax credits related to deferred income tax and social contribution

						R$ thousand

	Balance on 12.31.2004	Balances acquired/ assigned	Amount recorded	Amount realized	Balance on 6.30.2005	Balance on 3.31.2005	Balance on 6.30.2004

Allowance for doubtful accounts	2,701,557	–	464,682	373,681	2,792,558	2,723,376	2,624,259
Allowance for civil contingencies	145,616	–	28,700	25,224	149,092	151,905	175,531
Allowance for tax contingencies	584,609	–	50,302	33,376	601,535	568,231	581,870
Allowance for labor claims	284,508	–	56,975	92,237	249,246	268,586	296,910
Allowance for mark-to-market adjustment of
securities and investments	160,457	–	17,868	30,079	148,246	167,707	159,513
Allowance for loss on non-operating assets	77,473	–	6,129	9,935	73,667	77,289	81,785
Adjustment at market value of trading securities	97,280	–	91,275	90,695	97,860	100,154	108,716
Goodwill amortization	379,197	–	5,958	63,751	321,404	356,544	392,746
Allowance for interest on own capital (1)	–	–	99,278	–	99,278	98,940	125,783
Other	175,468	–	201,156	63,002	313,622	288,481	247,886
Total tax credits over temporary differences	4,606,165	–	1,022,323	781,980	4,846,508	4,801,213	4,794,999
Tax losses and negative basis of social contribution	606,520	(13,778)	19,715	80,559	531,898	560,317	512,740
Subtotal	5,212,685	(13,778)	1,042,038	862,539	5,378,406	5,361,530	5,307,739
Adjustment at market value of securities available
for sale	–	–	–	–	–	–	176,753
Social contribution – Provisional Measure 2158-35
of 8.24.2001. (2)	879,671	–	–	24,139	855,532	873,722	907,219
Total tax credits (Note 13b)	6,092,356	(13,778)	1,042,038	886,678	6,233,938	6,235,252	6,391,711
Deferred tax liabilities (Note 35f)	419,541	–	232,205	–	651,746	439,570	390,888
Tax credits net of deferred tax liabilities	5,672,815	(13,778)	809,833	886,678	5,582,192	5,795,682	6,000,823
– Percentage of net tax credits over total
reference stockholders’ equity (Note 33a)	27.1%				23.6%	26.0%	30.7%
– Percentage of net tax credits over total assets	3.1%				2.9%	3.0%	3.4%

(1) Tax credit in interest on own capital is recorded up to the allowed fiscal limit.
(2) Until the end of the year, we estimate the realization of the amount of R$ 70,275 thousand, which will be recorded upon its effective utilization (Item d).

    d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

					R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income Tax	Social Contribution	Income Tax	Social Contribution

2005	766,539	262,252	31,155	8,782	1,068,728
2006	1,367,716	461,463	79,798	27,880	1,936,857
2007	1,289,146	414,089	107,929	31,981	1,843,145
2008	160,518	63,338	109,681	17,055	350,592
2009	46,364	12,424	106,085	11,552	176,425
2010 (1st Half)	2,100	559	–	–	2,659
Total on June 30, 2005	3,632,383	1,214,125	434,648	97,250	5,378,406
Total on March 31, 2005	3,607,348	1,193,865	455,112	105,205	5,361,530
Total on June 30, 2004	3,603,934	1,191,065	411,948	100,792	5,307,739

							R$ thousand

			Tax credit over social contribution M.P. 2158-35

	2004	2005	2006	2007	2008	2009	2010 to 2014	Total

Total on June 30, 2005	–	70,275	86,834	119,720	174,159	198,628	205,916	855,532
Total on March 31, 2005	–	88,465	86,834	119,720	174,159	198,628	205,916	873,722
Total on June 30, 2004	32,251	43,207	35,025	54,201	83,852	166,112	492,571	907,219

Projected realization of deferred tax assets is estimated and not directly related to expected accounting income.

The present value of deferred tax credits, calculated based on the average funding rate, net of tax effects, totals R$ 5,623,952 thousand (March 31, 2005 – R$ 5,576,998 thousand and June 30, 2004 – R$ 5,550,371 thousand), of which R$ 4,454,485 thousand (March 31, 2005 – R$ 4,378,914 thousand and June 30, 2004 – R$ 4,399,993 thousand) comprises temporary differences, R$ 462,446 thousand comprises tax losses and negative basis of social contribution (March 31, 2005 – R$ 484,202 thousand and June 30,2004 – R$ 453,951 thousand) and R$ 707,021 thousand (March 31, 2005 –R$ 713,882 thousand and June 30, 2004 – R$ 696,427 thousand) comprises tax credit over social contribution – M.P. 2158-35.

    e) Unrecorded tax credits

The amount of R$ 151,287 thousand was not recorded as tax credit (March 31,2005 – R$ 153,526 thousand and June 30, 2004 – R$ 305,487 thousand).

    f) Deferred tax liabilities

			R$ thousand

	2005		2004

	On June 30	On March 31	On June 30

IRPJ, CSLL, PIS and COFINS on adjustments at market value of derivative instruments	206,291	141,013	212,963
Subsequent depreciation	100,004	93,271	101,097
Operations in future liquidity market	194,799	78,250	–
Revaluation reserve	11,151	12,005	21,008
Other	139,501	115,031	55,820
Total	651,746	439,570	390,888

36) Other Information

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization on June 30, 2005 totaled R$ 108,490,334 thousand (on March 31, 2005 – R$ 104,756,927 thousand and June 30, 2004 – R$ 88,676,192 thousand).

b) Through its subsidiary Finasa Promotora de Vendas Ltda. (Finasa), Banco Bradesco entered into an agreement on 4.15.2005 with Banco Morada S.A. and Morada Investimentos S.A. (Grupo Morada), the “Agreement for the Assignment and Transfer of Quotas and other Covenants”, relating to the transfer of the Consumer Financing Business, involving Personal Loan (CP) and Direct Loan to Customer (CDC) from Grupo Morada. The transaction took place through the acquisition of Morada Serviços Financeiros Ltda. (Morada Serviços)’s total capital stock, totaling a demand payment of R$ 80 million. The acquisition will make possible to Finasa to increase its retailing products’ offer, including Bradesco ones, from checking account to products related to insurance, supplementary pension plans and consortium, utilizing the Morada Serviços operating platform.

c) In July, 2005, Banco Bradesco S.A. and União de Lojas Leader S.A., a retailer mainly operating in the markets of Rio de Janeiro and Espírito Santo states, announce the creation of a partnership for the management of Leadercard, one of the five largest Private Label credit card companies in Brazil. This partnership also involves the start-up of a financing company, subject to the Brazilian Central Bank’s approval, and will have Leadercard’s client portfolio as its core business. Bradesco and Leader Group will have equal equity participation in this operation. Besides increasing the card base of Leadercard, with respective higher sales, the partnership will provide Leader’s clients with the opportunity to access banking products and services offered by Bradesco, such as insurance, private pension plans, consortium purchase plans, savings bonds, personal loan, bills collection and other activities inherent to the correspondent banking operation.

d) On August 2, 2005, Banco Bradesco S.A. and Lojas Colombo S.A., Brazil’s third largest retailer of home appliances and furniture, with headquarters in the state of Rio Grande do Sul, announced the execution of Heads of Agreement for the creation of a partnership in a Financial Company, with Colombo’s client porfolio as its core business. Its implementation is subject to the execution of definitive agreements and to the approval by BACEN. Bradesco and Colombo shall have equity participation in the operation, which involves, also, the distribution of banking produts and services offered by Bradesco, such as insurance, private pension plans, savings bonds, personal loans and other activities inherent to the operations of Financial Institutions.

Board of Directors, Board of Executive Officers and Disclosure Committee

Cidade de Deus, Osasco, SP, August 5, 2005

Board of Directors

Chairman	Departmental Directors	Regional Directors
Lázaro de Mello Brandão	Adineu Santesso	Ademar Monteiro de Moraes
	Airton Celso Exel Andreolli	Altair Antônio de Souza
Vice-Chairman	Alexandre da Silva Glüher	Aurélio Guido Pagani
Antônio Bornia	Alfredo Antônio Lima de Menezes	Cláudio Fernando Manzato
	André Rodrigues Cano	Fernando Antônio Tenório
Members	Antônio Carlos Del Cielo	Idevalter Borba
Mário da Silveira Teixeira Júnior	Candido Leonelli	Luiz Carlos de Carvalho
Márcio Artur Laurelli Cypriano	Clayton Camacho	Márcia Lopes Gonçalves Gil
João Aguiar Alvarez	Denise Pauli Pavarina de Moura	Marcos Daré
Denise Aguiar Alvarez Valente	Douglas Tevis Francisco	Paulo de Tarso Monzani
Raul Santoro de Mattos Almeida	Fernando Barbaresco	Tácito Naves Sanglard
Ricardo Espírito Santo Silva Salgado	Fernando Jorge Buso Gomes
	Jair Delgado Scalco	Disclosure Committee
Board of Executive Officers	João Batistela Biazon
	José Luiz Rodrigues Bueno	José Luiz Acar Pedro
Executive Officers	José Maria Soares Nunes	Julio de Siqueira Carvalho de Araujo
	Josué Augusto Pancini	Milton Almicar Silva Vargas
Chief Executive Officer	Karl Heinz Kern	Carlos Alberto Rodrigues Guilherme
Márcio Artur Laurelli Cypriano	Laércio Carlos de Araújo Filho	José Guilherme Lembi de Faria
	Luiz Alves dos Santos	Domingos Figueiredo de Abreu
Executive Vice-Presidents	Luiz Carlos Angelotti	Luiz Carlos Angelotti
Décio Tenerello	Luiz Carlos Brandão Cavalcanti Júnior	Denise Pauli Pavarina de Moura
Laércio Albino Cezar	Luiz Fernando Peres	Romulo Nagib Lasmar
Arnaldo Alves Vieira	Marcelo de Araújo Noronha	Jean Philippe Leroy
Luiz Carlos Trabuco Cappi	Marcos Bader
Sérgio Socha	Maria Eliza Sganserla
Julio de Siqueira Carvalho de Araujo	Mario Helio de Souza Ramos
Milton Almicar Silva Vargas	Mauro Roberto Vasconcellos Gouvêa
José Luiz Acar Pedro	Milton Clemente Juvenal
Norberto Pinto Barbedo	Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Managing Directors	*Octavio Manoel Rodrigues de Barros
Armando Trivelato Filho	Ricardo Dias
Carlos Alberto Rodrigues Guilherme	Robert John van Dijk
José Alcides Munhoz	Roberto Sobral Hollander
José Guilherme Lembi de Faria	Romulo Nagib Lasmar
Luiz Pasteur Vasconcellos Machado	Sérgio Alexandre Figueiredo Clemente
Milton Matsumoto	Sergio Sztajn
Cristiano Queiroz Belfort	Toshifumi Murata
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello

* Elected, under process of ratification by Brazilian Central Bank.

General Accounting Department
Moacir Nachbar Junior
Accountant-CRC (Regional Accounting Council) 1SP198208/O-5

Independent auditors' report

To
The Board of Directors and Stockholders of
Banco Bradesco S.A.
Osasco – SP

We have examined the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of June 30, 2005 and 2004 and the related statements of income, changes in stockholders’ equity and changes in financial position for the semesters then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards applied in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of June 30, 2005 and 2004, the results of its operations, changes in its stockholders’ equity and changes in its financial position for the semesters then ended, in conformity with accounting practices adopted in Brazil.

August 5, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

Summary of Audit Committee Report – June 2005

Introduction

The Audit Committee, established in the Special Stockholders’ Meeting as of 12.17.2003, is composed of four members, appointed in the Special Meeting of the Board of Directors held on 3.10.2005, with a term of office valid until the 1st Board of Directors’ Meeting to be held after the Annual Stockholders’ Meeting of 2006, and its charter is available on the website www.bradesco.com.br, Investor Relations section.

The Committee has as Coordinator a member of Bradesco’s Board of Directors, and the other members, including an expert, do not participate in other Organization’s bodies.

It is incumbent upon the Committee to ensure the integrity and quality of financial statements of Bradesco Financial Conglomerate, the observance to the internal and external rules, the effectiveness and independency of audit activity and the quality and efficiency of internal control systems.

It is the Management’s responsibility to prepare the financial statements of the companies composing Bradesco Organization, and it is essential to ensure the quality of processes related to financial information, as well as control activities and risk management.

It is incumbent upon KPMG Auditores Independentes, as public accountant of the financial statements to ensure that they accurately represent the equity and financial condition of the conglomerate, pursuant to the generally fundamental accounting principles, the Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission – CVM, the National Monetary Council, Brazilian Central Bank and Superintendence of Private Insurance – SUSEP.

Audit Committee’s Activities

The Audit Committee, as it is a Board of Directors’ advisory body, has been using existing structures at the Organization to establish a direct communication channel and a structured flow of information, with content and frequency, enabling its members to render their opinion on an independent basis about the internal control systems, the quality of financial statements and the efficiency of independent and internal audits.

The Audit Committee’s work program has defined a Meeting Schedule and Work Sessions for 2005, focused on risks and more relevant processes for Bradesco Organization’s businesses.

The Committee has also been following-up the development of most important projects within Bradesco Organization, with a view to better assessing their impact on the quality of internal control systems and risk management upon their implementation. Amongst the projects of this Committee’s interest, we point out those related to the Section 404 of U. S. Sarbanes-Oxley Act and New Capital Accord – Basel II.

Internal Control System

Bradesco Organization’s internal control system is adequate to the size and complexity of its businesses and was structured to ensure the effectiveness and efficiency of its operations, financial reports generating systems and the observance to the internal and external rules, to which these are subject and must be periodically evaluated in order to identify issues deserving improvements to better serve businesses and the good risk management practices at the Organization.

In this regard, the Audit Committee sent its suggestions of improvement in certain processes of information technology, controllership, information security and compliance to the Board of Directors.

Independent and Internal Audit

In meetings held with KPMG Auditores Independentes and General Inspectorate, the Committee assessed that works developed by those teams are adequate to the Organization’s businesses, not identifying significant deficiencies, which would jeopardize its effectiveness.

In addition, independent audit works were assessed, as well as its independency policy, without any evidence of facts, which could harm its performance and the adoption of independent position in its actions.

Consolidated Financial Statements

In the first half of 2005, the Committee held meetings with the General Accounting Department, Budget Department Control and General Inspectorate to assess the monthly, quarterly and semi-annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated interim balance sheets and balance sheets, notes to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco accounting practices were also considered in the preparation of financial statements, as well as the observance to the fundamental accounting principles and the compliance with the applicable laws.

The Committee also has held a restricted meeting with the public accountants prior to the releases of quarterly information and semi-annual balance sheet, by assessing, besides the issues mentioned above, the aspects of independency and control environment in the production of figures released.

Based on reviews and discussions aforementioned, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the half-year ended as of June 30, 2005.

Cidade de Deus, Osasco, SP August 5, 2005.

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunh
a Yves Louis Jacques Lejeune

Report of the Fiscal Council

Banco Bradesco S.A.

The undersigned members of Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, have examined the Management Report and the Financial Statements related to the first half of 2005, and according to the unqualified opinion of KPMG Auditores Independentes, the referred documents examined pursuant to corporate laws in force, properly reflect the equity and financial condition of the Company.

Cidade de Deus, Osasco, SP, August 5, 2005

Ricardo Abecassis E. Santo Silva
José Roberto A. Nunciaroni
Domingos Aparecido Maia

Glossary of Technical Terms

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advanced Model Approach (AMA): method used to allocate capital to operating risk, whereby complex internal variables are applied and integrated with management processes. The Bank must meet qualitative and quantitative criteria, as well as maintaining a database of loss for the prior 5 years and be apt to calculate operating V@R (Value at Risk).

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related law suits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, ie, it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, ie, the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less burocracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income.

Overnight: one-day investments which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score to the companies or countries under analysis which serves as a risk indicator for investors.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, ie, the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, ie, retrocession is the reinsurance of reinsurance.

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Supplementary private pension plan: a method used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, ie, they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Treasury stocks: own company stocks acquired to remain in treasury or for further cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Abbreviations	Consortium Purchase System, 95
List of, 4	Contents, 3
Activity-Based Costing, 142	Contingent Liabilities, 212
Accounting Policies	Controllership, 141
Significant, 180	Corporate Governance, 166
Accounts (see Customers)	Corretora de Títulos e Valores Mobiliários, 99
Checking, 70	Credit Granting, 129
Savings, 71	Custody, 141
Affiliated Companies, 205	Customer Service Network, 112, 169
Allowance/Provision	Customers (see Accounts)
Composition of the Loan Portfolio and of, 200	Checking Accounts, 70
for Doubtful Accounts, 53	Per Branch, 113
for Default x Loss, 67	Deferred Charges, 182, 206
Alô Bradesco (Hello Bradesco), 142	Deferred Tax Assets, 203
Analysis	Expected Realization of, 232
Equity, 32	Not Triggered, 233
of the Adjusted Financial Margin and Average Rates, 48	Statement of, 232
of the Statement of Income, 15	Deposits
Asset (under) Management, 7	by Maturity, 69
Funding, 70	Demand, 70
Managed, 72	Funds Obtained in the Open Market, 182, 208
Balance Sheet	Savings, 71
Banco Finasa, 91	Derivative Financial Instruments, 180, 229
Bradesco Consórcios, 95	Securities and, 188
Bradesco Corretora de Títulos e Valores Mobiliários, 99	Derivatives, 180, 188, 227, 229
Bradesco Securities, 101	Dividends (See Interest on Own Capital), 7
by Business Segment, 183	Dividend Yield, 11
by Currency and Foreign Exchange Exposure, 184	Employee Benefits, 147, 230
by Maturity, 185	Equator Principles, 159
Comparative, 31	Expenses
Consolidated, 60, 173	Administrative, 55, 222
Insurance Companies, 76	for Borrowings and Onlendings, 211
Leasing Companies, 93	Operating (Other), 220
Savings Bonds, 86	Personnel Expenses, 55, 219
Private Pension Plans, 82	Personnel Expenses by Business Segment, 149
Banco Finasa, 91	Prepaid, 204
Banco Postal, 109, 121, 169	for Allowance for Doubtful Accounts, Net of Recoveries of
Basel (see Capital Adequacy), 7, 128, 225	Written-off Credits, 202
Board of Directors, 234	Selling Expenses, 79
Board of Executive Officers, 234	Financial Statements, 163
Borrowings and Onlendings, 51, 210	Financial Instruments, 224
Bovespa (São Paulo Stock Exchange), 101	Financial Margin
Bradesco Day and Night (BDN), 115	Analysis of, 52
Bradesco Securities, 101	Increase in Items, 47
Bradesco Seguros e Previdência (Group), 76	Total Assets x, 49
BRAM	Finasa Sports
Asset Management, 72	Program, 152
Branches, 7, 113, 114	Fiscal Council, 237
Capital Adequacy (see Basel), 7, 128, 225	Fone Fácil (Easy Phone), 116
Capital and Reserves, 65	Foreign Exchange
Cards, 130	Increase in Financial Margin Items plus Exchange
Cash	Adjustment, 47
Flow, 186	Portfolio of, 202
Generation, 7	Results, 203
Change in Number of Outstanding Stocks, 6	Fundação Bradesco, 152
Channels – Bradesco Day and Night (BDN), 116	Funding, 69, 165
Collection and Tax Payment, 138	x Expenses, 50
Committee	Funds
Audit, 236	Available, 185
Disclosure, 234	Glossary of Technical Terms, 238
Expenses Assessment, 143	Goodwill, 206
Comparison Purposes (see Reclassification), 183	Guarantee of Technical Provisions, 215
Compliance, 122	Highlights, 6
Compulsory Deposits, 1, 195	Human Resources, 146, 169

Income	Money Laundering
on Premiums Retained, 256	Prevention, 122, 127, 168
on Premiums Retained of Private Pension Plans and	NBR ISO 9001:2000 Quality Certificate, 142
VGBL, 83	Non-Operating Assets, 203
Operating (Other), 220	Notes to the Financial Statements, 178
Services Rendered, 54, 259	Index, 177
Income Breakdown, 46	Ombudsman, 142
Income Tax and Social Contribution, 1, 231	Operating Companies, 75
Calculation of Charges with, 231	Operating Efficiency, 56
Indicators, 1	Operations, 178
Financial Market, 52	Organization Chart
Loan Portfolio, 69	Administrative Body, 106
Other, 58	Corporate, 104
Social, 160	Organizational Structure, 122
Information Security, 126, 168	Other Assets, 203
Information Technology (IT), 121	Other Credits, 202
Insurance Companies, 76	Policy
Integrated Management System – ERP, 143	of Loan, 128, 168
Interbank Accounts, 195	of Transparency and Disclosure of Information, 167
Interbank Investments, 180	Premiums
Interest on Own Capital, 7, 164, 128	Earned by Insurance Line, 78
Internal Controls, 126, 167	Income on Retained, 216
International Area, 133	Insurance, 77, 83
Internet	Presentation of the Financial Statements, 178
Banking – Transactions, 119	Private Pension Plans, 82
Banking – Users, 118	Profitability, 8
Highlights, 120	Property and equipment in use and leased assets, 206
Investment Funds, 73	Quotas, 98
Investments, 182, 204	Ranking, 108
Composition of, 205	Ratings
in Infrastructure, IT and Telecommunications, 121	Bank, 107
Lawsuits	Insurance and Savings Bonds, 108
Civil, Labor and Tax, 212	Ratio
Corporate, 142	Basel Adequacy Ratio, 7, 128, 226
Leasing, 93	Coverage, 54
Leasing Companies, 93	Loan Portfolio, 66, 129
Loan Portfolio (see Loan Operations)	Operating Efficiency, 56
by Activity Sector, 65, 199	Pay Out, 12
by Maturity, 67, 196	Performance, 7, 77
by Rating, 66	Permanent Assets to Stockholders’ Equity, 7, 206
by Risk Levels, 198	Stocks Valuation, 13
Classification of, 129	Real Estate Financing Activities, 166
Concentration of, 68, 199	Reclassifications (see Comparison Purposes), 183
Methodology Used for	Recognition, 81, 144
Movement of, 68	Registrar Services, 141
per Type of Client, 64	Report
Performance Indicators, 69	Audit Committee (Summary), 236
Profile, 67	Fiscal Council, 237
Market(s)	Independent Auditors, 235
Capital, 138, 166	Management, 164
Export, 135	Responsibility
Import, 135	Environment, 158
Risk Management, 125	Social, 145
Segmentation, 109	Results/Income
Value, 6, 227	By Activity/Segment, 46, 183
Market Share, 114	Increase in the Main Items of the Statement, 46
Brazilian Savings and Loan System (SBPE), 71	Non-operating, 220
Customer Service Network, 112	Retained Claims, 79
Export, 135	Risk
Import, 135	Capital, 127, 225
Income from Private Pension Plans, 83	Credit, 123, 167, 224
Income from Savings Bonds, 87	Factors, 2, 125, 225
Insurance Premium, 77	Level, 200
Private Pension Plans and VGBL Investment Portfolio, 84	Liquidity, 127, 167, 225
Technical Provisions (Savings Bonds), 87	Management, 122, 167
Minority Interest, 216	Market, 125, 167, 181, 224
Operating, 168

Savings (see Accounts)	Bradesco Corretora de Títulos e Valores Mobiliários, 99
Accounts, 72	Bradesco Securities, 101
Accounts Deposits, 71	by Business Segment, 46, 184
Savings Bonds, 86	for Comparison Purposes, 14
Securities, 101, 163, 188	Consolidated, 44, 174
Classification of, 63, 188	Insurance Companies, 76
Derivative Financial Instruments, 188	Leasing Companies, 93
Portfolio Breakdown by Issuer, 63, 189	Savings Bonds Companies, 86
Portfolio Breakdown by Maturity, 188	Vida e Previdência (Private Pension Plans), 82
x Income on Securities Transactions, 49	Stocks
Segmentation	Treasury, 219
Bradesco Corporate Banking, 110	Change in Number of, 6
Bradesco Empresas (Middle Market), 111	Movement of Capital Stock, 217
Banco Postal, 109, 121	Number of, 10
Bradesco Prime, 112	Performance of, 6, 13
Bradesco Private, 111	Stockholders, 104
Bradesco Retail, 109	Number of Stockholders, 10
Consortium, 95	Stockholders’ Equity
Market, 109	Parent Company, 216
Self-Service ATM Network	Subordinated Debt, 213
Bradesco Day and Night, 115	Subsidiaries
Services	Main, 105
Internet, 118	Transactions With, 221
Registrar and Qualified Custody, 141	Technical Provisions, 78, 84, 87, 88, 182, 214
ShopCredit, 120	Telecommunications, 121
ShopInvest, 120	Training, 150
Social Activities, 152, 169	Transactions/Operations
Sites, 120	Credit, 63, 195
Social Inclusion, 148	Insurance, Private Pension Plans and Savings Bonds, 214
Social Report, 160	Structured, 138
Sociocultural Events, 151	Underwriting, 138
Statement	with Subsidiaries and Affiliated Companies, 221
of Cash Flows, 186	Value
of Changes in Financial Position, 176	Added, 7
Statement of Income	Market, 6, 10
Analysis of, 15	VaR, 125, 225
Banco Finasa, 91
Bradesco Consórcios, 95

For further information, please contact:

Board of Executive Officers

José Luiz Acar Pedro – Executive Vice-President
and Investor Relations Director

Phone: (#55 11) 3681-401
e-mail: 4000.acar@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-923
1 Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo
Osasco – SP – 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.